MICROCHIP

2009 Annual Report and Proxy Statement

TO OUR SHAREHOLDERS:

One of the desires every human being has is to be appreciated. That is why, for the last 19 years, I have ended my annual report letter by thanking our shareholders, customers and employees. Considering these challenging economic times, I am moving this appreciation to the top. I know that I speak for each member of our board of directors and our management team, when I say we appreciate the fact that as an investor you have chosen to invest in Microchip, as a customer you have chosen to do business with Microchip, and as an employee you have decided to join and remain with the Microchip team. I want to assure you that your support is not taken for granted.

Fiscal year 2009 was the most tumultuous year we have seen in Microchip's history. The first half of fiscal 2009 was excellent, with Microchip achieving record sales and profits in the second fiscal quarter. Then came the global financial crisis, and the third and fourth fiscal quarters saw significant revenue and gross margin reductions. We ended fiscal 2009 with net sales of $903.3 million, down 12.8% from fiscal 2008. Despite fiscal 2009 being a very difficult year, Microchip had numerous accomplishments, including:

- We were one of the few semiconductor companies that remained profitable, even at the bottom of the cycle. In fiscal 2009, our net income was $248.8 million, which was 27.5% of sales.
- Microchip is the only major semiconductor company that has avoided a layoff for more than five years, reaffirming our core value that "employees are our greatest strength" in the face of the global downturn, and positioning Microchip for strong growth when the economy recovers. Maintaining our employee base assists our customers as they bring new applications to market, and helps enable our customers to introduce new products to achieve incremental market penetration. The shared sacrifices of our employees including salary reductions, time off without pay, and suspension of bonuses, exemplify the spirit that has made Microchip such a strong force in the marketplace over the last 19 years.
- Based on Semiconductor Industry Association (SIA) data, we gained market share in all of our target markets -- 8-bit and 16-bit microcontrollers, and analog.
- Microchip achieved a record quarterly dividend of 33.9 cents per share and then maintained that dividend through the bottom of the cycle. Many large S&P 500 companies have cut their dividends in the face of the economic crisis.
- We introduced approximately 125 microcontrollers, analog products and memory products.
- Microchip acquired three small companies as part of our "Elbow Out" strategy. Specifically, we acquired Hampshire Company (resistive and capacitive touch screens) to complement our mTouch™ capacitive and inductive touch-sensing portfolio, HI-TECH Software (C-Compliers) to augment our own compiler offerings, and R&E International (semiconductors for security and life-safety applications) to extend our strong market position in these segments.
- We introduced the much coveted PIC32 family to production. During fiscal 2009, 18 PIC32 products were released to production, and the new family has already received a total of eight industry awards for product excellence.
- Microchip won the EE Times ACE Award for Company of the Year and the EDN Innovation Award for our 32-bit PIC32 microcontroller family, among other honors for business leadership and product innovation.
- Microchip shipped 136,531 development systems, a 16.9% increase over the previous fiscal year.
- We introduced the world's lowest power microcontrollers, with nanoWatt XLP™ Technology, to enable the latest battery-operated and green applications.

As we begin fiscal year 2010, the global economic challenges are still with us. However, we are seeing the early signs of a recovery shaping up.

I again express my sincere appreciation to our customers, shareholders and employees for your support during these difficult times, and I am confident that we are well positioned for growth as we begin to move into a period of economic recovery.

Steve Sanghi
President and CEO
Microchip Technology Incorporated

The statements contained in this shareholder letter relating to positioning Microchip for strong growth when the economy recovers, enabling our customers to introduce new products, extending our strong market position in these segments, the early signs of a recovery shaping up and being well positioned for growth are forward-looking statements made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. These statements involve risks and uncertainties that could cause our actual results to differ materially, including, but not limited to: the level of continued adverse economic conditions in the U.S. and global economies, changes in demand or market acceptance of our products and the products of our customers; the mix of inventory we hold and our ability to satisfy short-term orders from our inventory; changes in utilization of our manufacturing capacity; competitive developments including pricing pressures; the level of orders that are received and can be shipped in a quarter; the level of sell-through of our products through distribution; changes or fluctuations in customer order patterns and seasonality; foreign currency effects on our business; the impact of any significant acquisitions that we make; costs and outcome of any current or future tax audit or any litigation involving intellectual property, customers or other issues; disruptions in our business or the businesses of our customers or suppliers due to natural disasters, terrorist activity, armed conflict, war, worldwide oil prices and supply, public health concerns or disruptions in the transportation system; and general economic, industry or political conditions in the U.S. or internationally. For a detailed discussion of these and other risk factors, please refer to Microchip's filings on Forms 10-K and 10-Q. You can obtain copies of Forms 10-K and 10-Q and other relevant documents for free at Microchip's Web site (www.microchip.com) or the SEC's Web site (www.sec.gov) or from commercial document retrieval services.

Shareholders of Microchip are cautioned not to place undue reliance on our forward-looking statements, which speak only as of the date such statements are made. Microchip does not undertake any obligation to publicly update any forward-looking statements to reflect events, circumstances or new information after the date of this shareholder letter, or to reflect the occurrence of unanticipated events.

MICROCHIP

MICROCHIP TECHNOLOGY INCORPORATED

NOTICE OF ANNUAL MEETING OF STOCKHOLDERS
August 14, 2009

TIME: 9:00 a.m. Mountain Standard Time

PLACE: Microchip Technology Incorporated
2355 West Chandler Boulevard, Chandler, Arizona 85224-6199

ITEMS OF BUSINESS:

(1) To elect five directors to serve until the next annual meeting of stockholders or until their successors are elected and qualified.

(2) To approve the amendment and restatement of our 2004 Equity Incentive Plan to (i) modify the automatic grant provisions with respect to equity compensation for non-employee directors to provide for annual awards of options and restricted stock units ("RSUs"), rather than just options, and to provide for a one-time award of RSUs to serve as a retention mechanism and (ii) revise the definition of "performance goals" for purposes of Section 162(m) of the Internal Revenue Code.

(3) To ratify the appointment of Ernst & Young LLP as the independent registered public accounting firm of Microchip for the fiscal year ending March 31, 2010.

(4) To transact such other business as may properly come before the annual meeting or any adjournment(s) thereof.

The Microchip Board of Directors recommends that you vote for each of the foregoing items.

RECORD DATE: Holders of Microchip common stock of record at the close of business on June 18, 2009 are entitled to vote at the annual meeting.

ANNUAL REPORT: Microchip's fiscal 2009 Annual Report, which is not a part of the proxy soliciting material, is enclosed.

PROXY: It is important that your shares be represented and voted at the annual meeting. You can vote your shares by completing and returning the proxy card sent to you. Stockholders may have a choice of voting their shares over the Internet or by telephone. If Internet or telephone voting is available to you, voting instructions are printed on the proxy card sent to you. You can revoke your proxy at any time prior to its exercise at the annual meeting by following the instructions in the accompanying proxy statement.

Kim van Herk

Kim van Herk
Secretary

Important Notice Regarding the Availability of Proxy Materials for the Annual Meeting of Stockholders to be Held on August 14, 2009

The Microchip Notice of Annual Meeting, Proxy Statement and Annual Report on Form 10-K for the fiscal year ended March 31, 2009 are available at *www.microchip.com/annual_reports*.

Chandler, Arizona
July 10, 2009

[This page intentionally left blank.]

MICROCHIP TECHNOLOGY INCORPORATED
2355 West Chandler Boulevard
Chandler, Arizona 85224-6199

PROXY STATEMENT

You are cordially invited to attend our annual meeting on Friday, August 14, 2009, beginning at 9:00 a.m., Mountain Standard Time. The annual meeting will be held at our Chandler facility located at 2355 West Chandler Boulevard, Chandler, Arizona 85224-6199.

We are providing these proxy materials in connection with the solicitation by the Board of Directors (the "Board") of Microchip Technology Incorporated ("Microchip") of proxies to be voted at Microchip's 2009 annual meeting of stockholders and at any adjournment(s) thereof.

Our fiscal year begins on April 1 and ends on March 31. References in this proxy statement to fiscal 2009 refer to the 12-month period from April 1, 2008 through March 31, 2009, and references to fiscal 2008 refer to the 12-month period from April 1, 2007 through March 31, 2008.

We anticipate first mailing this proxy statement and accompanying form of proxy on July 10, 2009 to holders of Microchip's common stock on June 18, 2009, the Record Date for the annual meeting.

PROXIES AND VOTING PROCEDURES

YOUR VOTE IS IMPORTANT. Because many stockholders cannot attend the annual meeting in person, it is necessary that a large number of stockholders be represented by proxy. Stockholders may have a choice of voting over the Internet, by using a toll-free telephone number or by completing a proxy card and mailing it in the postage-paid envelope provided. Please refer to your proxy card or the information forwarded by your bank, broker or other holder of record to see which options are available to you. Under Delaware law, stockholders may submit proxies electronically. Please be aware that if you vote over the Internet, you may incur costs such as telephone and Internet access charges for which you will be responsible.

You can revoke your proxy at any time before it is exercised by timely delivery of a properly executed, later-dated proxy (including an Internet or telephone vote if these options are available to you) or by voting by ballot at the annual meeting.

The method by which you vote will in no way limit your right to vote at the annual meeting if you later decide to attend in person. If your shares are held in the name of a bank, broker or other holder of record, you must obtain a proxy, executed in your favor, from the holder of record, to be able to vote at the annual meeting.

All shares entitled to vote and represented by properly completed proxies received prior to the annual meeting and not revoked will be voted at the annual meeting in accordance with the instructions on such proxies. **IF YOU DO NOT INDICATE HOW YOUR SHARES SHOULD BE VOTED ON A MATTER, THE SHARES REPRESENTED BY YOUR PROPERLY COMPLETED PROXY WILL BE VOTED AS OUR BOARD OF DIRECTORS RECOMMENDS.**

If any other matters are properly presented at the annual meeting for consideration, including, among other things, consideration of a motion to adjourn the annual meeting to another time or place, the persons named as proxies and acting thereunder will have discretion to vote on those matters according to their best judgment to the same extent as the person delivering the proxy would be entitled to vote. At the date this proxy statement went to press, we did not anticipate that any other matters would be raised at the annual meeting.

Stockholders Entitled to Vote

Stockholders of record at the close of business on the Record Date, June 18, 2009, are entitled to notice of and to vote at the annual meeting. Each share is entitled to one vote on each of the five director nominees and one vote on each other matter properly brought before the annual meeting. On the Record Date, there were 182,929,088 shares of our common stock issued and outstanding.

In accordance with Delaware law, a list of stockholders entitled to vote at the annual meeting will be available at the annual meeting on August 14, 2009, and for 10 days prior to the annual meeting at 2355 West Chandler Boulevard, Chandler, Arizona, between the hours of 9:00 a.m. and 4:30 p.m., Mountain Standard Time.

Required Vote

Quorum, Abstentions and Broker Non-Votes

The presence, in person or by proxy, of the holders of a majority of the shares entitled to vote at the annual meeting is necessary to constitute a quorum at the annual meeting. Abstentions and broker "non-votes" are counted as present and entitled to vote for purposes of determining a quorum. A broker "non-vote" occurs when a nominee holding shares for a beneficial owner (i.e., in "street name") does not vote on a particular proposal because the nominee does not have discretionary voting power with respect to that item and has not received instructions from the beneficial owner. Under the rules of the New York Stock Exchange (NYSE), which apply to NYSE member brokers trading in non-NYSE stock, brokers have discretionary authority to vote shares on certain routine matters if customer instructions are not provided. Proposal One and Proposal Three to be considered at the annual meeting may be treated as routine matters. Consequently, if you do not return a proxy card, your broker may have discretion to vote your shares on such matters.

Election of Directors (Proposal One)

A plurality of the votes duly cast is required for the election of directors (i.e., the five nominees receiving the greatest number of votes will be elected). Abstentions and broker "non-votes" will not affect the election of directors.

Amendment and Restatement of 2004 Equity Incentive Plan (Proposal Two)

The affirmative vote of the holders of a majority of the shares of common stock present in person or represented by proxy and entitled to vote at the annual meeting is required to adopt the amendment and restatement of our 2004 Equity Incentive Plan described in Proposal Two. An abstention will have the same effect as voting against this proposal. Broker "non-votes" are not counted for purposes of approving the amendment and restatement of our 2004 Equity Incentive Plan, and thus will not affect the outcome of the voting on such proposal.

Ratification of Accounting Firm (Proposal Three)

The affirmative vote of the holders of a majority of the shares of common stock present in person or represented by proxy and entitled to vote at the annual meeting is required for ratification of the appointment of Ernst & Young LLP as the independent registered public accounting firm of Microchip for the fiscal year ending March 31, 2010. An abstention will have the same effect as voting against this proposal. Broker "non-votes" are not counted for purposes of approving the ratification of our accounting firm, and thus will not affect the outcome of the voting on this proposal.

Electronic Access to Proxy Statement and Annual Report

This proxy statement and our fiscal 2009 Annual Report are available at *www.microchip.com/annual_reports*.

We will post our future proxy statements and annual reports on Form 10-K on our website as soon as reasonably practicable after they are electronically filed with the Securities and Exchange Commission. All such filings on our website are available free of charge. The information on our website is **not** incorporated into this proxy statement. Our Internet address is *www.microchip.com*.

Cost of Proxy Solicitation

Microchip will pay its costs of soliciting proxies. Proxies may be solicited on behalf of Microchip by its directors, officers or employees in person or by telephone, facsimile or other electronic means. We may also reimburse brokerage firms and other custodians, nominees and fiduciaries for their expenses incurred in sending proxies and proxy materials to beneficial owners of Microchip common stock.

THE BOARD OF DIRECTORS

Meetings of the Board of Directors

Our Board of Directors met seven times in fiscal 2009. During fiscal 2009, each of Mr. Day, Mr. Hugo-Martinez, Mr. Meyercord and Mr. Sanghi attended 100% of the meetings of the Board of Directors, and Mr. Chapman attended 6 of the 7 meetings of the Board of Directors. Each director attended 100% of the meetings of the committees on which such director served. During fiscal 2003, the Board of Directors implemented the practice of meeting in executive session on a periodic basis without management or management directors (i.e., Mr. Sanghi) present, and continued this practice through fiscal 2009. The Board of Directors has determined that each of Mr. Chapman, Mr. Day, Mr. Hugo-Martinez and Mr. Meyercord is an independent director as defined by applicable SEC rules and NASDAQ listing standards.

Communications from Stockholders

Stockholders may communicate with the Board of Directors or individual members of the Board of Directors, provided that all such communication is submitted in writing to the attention of the Secretary at Microchip Technology Incorporated, 2355 West Chandler Boulevard, Chandler, Arizona 85224-6199, who will then forward such communication to the appropriate director or directors.

Committees of the Board of Directors

The following table lists our three Board committees, the directors who served on them and the number of committee meetings held in fiscal 2009:

Membership on Board Committees in Fiscal 2009

Name	Audit	Compensation (1)	Nominating and Governance
Mr. Chapman	C		•
Mr. Day		C	•
Mr. Hugo-Martinez	•	•	•
Mr. Meyercord	•	•	C
Meetings held in fiscal 2009	8	7	1

C = *Chair*
• = *Member*

(1) From April 1, 2008 through August 14, 2008, the Compensation Committee was comprised of Mr. Day (Chair) and Mr. Meyercord.

Audit Committee

The responsibilities of our Audit Committee are to appoint, compensate, retain and oversee Microchip's independent registered public accounting firm, oversee the accounting and financial reporting processes of Microchip and audits of its financial statements, and provide the Board of Directors with the results of such monitoring. These responsibilities are further described in the committee charter. A copy of the Audit Committee Charter, as last amended on May 13, 2007, is available at the Corporate/Investors section under Mission Statement/Corporate Governance on www.microchip.com.

Our Board of Directors has determined that all members of the Audit Committee are independent directors as defined by applicable SEC rules and NASDAQ listing standards. The Board of Directors has also determined that each of Mr. Chapman, Mr. Hugo-Martinez and Mr. Meyercord meet the requirements for being an "audit committee financial expert" as defined by applicable SEC rules.

In fiscal 2005, our Audit Committee adopted a policy with respect to (i) the receipt, retention and treatment of complaints received by us regarding questionable accounting, internal accounting controls or auditing matters; (ii) the confidential, anonymous submission by our employees of concerns regarding questionable accounting, internal accounting controls or auditing matters; and (iii) the prohibition of harassment, discrimination or retaliation arising from submitting concerns regarding questionable accounting, internal accounting controls or auditing matters or participating in an investigation regarding questionable accounting, internal accounting controls or auditing matters. This policy, called "Legal Compliance," was created in accordance with applicable SEC rules and NASDAQ listing requirements. A copy of this policy is available at the Corporate/Investors section under Mission Statement/Corporate Governance on www.microchip.com.

Compensation Committee

Our Compensation Committee has oversight responsibility for the compensation and benefit programs for our executive officers and other employees, and for administering our equity incentive and employee stock purchase plans adopted by our Board of Directors. The responsibilities of our Compensation Committee are further described in the committee charter as adopted on January 29, 2007. A copy of the Compensation Committee Charter is available at the Corporate/Investors section under Mission Statement/Corporate Governance on www.microchip.com.

The Board of Directors has determined that the members of our Compensation Committee are independent directors as defined by applicable SEC rules and NASDAQ listing standards. For more information on our Compensation Committee, please turn to the "*Compensation Discussion and Analysis*" at page 18.

Nominating and Governance Committee

Our Nominating and Governance Committee has the responsibility of ensuring that our Board is properly constituted to be able to meet its fiduciary obligations to our stockholders. In so doing, the Nominating and Governance Committee identifies and recommends director candidates, develops and recommends governance principles, and recommends director nominees to serve on committees of the Board of Directors. The responsibilities of our Nominating and Governance Committee are further described in the committee charter which is available at the Corporate/Investors section under Mission Statement/Corporate Governance on www.microchip.com. The Board of Directors has determined that the members of the Nominating and Governance Committee are independent directors as defined by applicable SEC rules and NASDAQ listing standards.

When considering a candidate for a director position, the Nominating and Governance Committee looks for demonstrated character, judgment, relevant business, functional and industry experience, and a high degree of skill. The Nominating and Governance Committee evaluates director nominees recommended by a stockholder in the same manner as it would any other nominee. The Nominating and Governance Committee will consider nominees recommended by stockholders provided such recommendations are made in accordance with procedures described in this proxy statement under "*Requirements, Including Deadlines, for Receipt of Stockholder Proposals for the 2010 Annual Meeting of Stockholders; Discretionary Authority to Vote on Stockholder Proposals*" at page 40. We do not pay any third party to identify or assist in identifying or evaluating potential nominees for director.

Attendance at the Annual Meeting of Stockholders

All directors are encouraged, but not required, to attend our annual meeting of stockholders. All directors attended our 2008 annual meeting of stockholders.

REPORT OF THE AUDIT COMMITTEE [(1)]

The Board of Directors has adopted a written charter setting out the purposes and responsibilities of the Audit Committee. The Board of Directors and the Audit Committee review and assess the adequacy of the charter on an annual basis. A copy of the Audit Committee Charter, as last amended on May 13, 2007, is available at the Corporate/Investors section under Mission Statement/Corporate Governance on www.microchip.com.

Each of the directors who serves on the Audit Committee meets the independence and experience requirements of the SEC rules and NASDAQ listing standards. What this means is the Microchip Board of Directors has determined that no member of the Audit Committee has a relationship with Microchip that may interfere with such member's independence from Microchip and its management, and that all members have the required knowledge and experience to perform their duties as committee members.

We have received from Ernst & Young LLP the written disclosure and the letter required by Rule 3526 of the Public Company Accounting Oversight Board (*Communication with Audit Committees Concerning Independence*) and have discussed with Ernst & Young LLP their independence from Microchip. We also discussed with Ernst & Young LLP all matters required to be discussed by the Statement on Auditing Standards No. 61, as amended (Professional Standards). We have considered whether and determined that the provision of the non-audit services rendered to us by Ernst & Young LLP during fiscal 2009 was compatible with maintaining the independence of Ernst & Young LLP.

We have reviewed and discussed with management the audited annual financial statements included in Microchip's Annual Report on Form 10-K for the fiscal year ended March 31, 2009 and filed with the SEC, as well as the unaudited financial statements filed with Microchip's quarterly reports on Form 10-Q. We also met with both management and Ernst & Young LLP to discuss those financial statements.

Based on these reviews and discussions, we recommended to the Board of Directors that Microchip's audited financial statements be included in Microchip's Annual Report on Form 10-K for the fiscal year ended March 31, 2009 for filing with the SEC.

By the Audit Committee of the Board of Directors:

Matthew W. Chapman (Chairman) Albert J. Hugo-Martinez Wade F. Meyercord

Director Compensation

Procedures Regarding Director Compensation

The Board of Directors, upon the recommendation of the Compensation Committee, sets non-employee director compensation. Microchip does not pay employee directors for services provided as a member of the Board of Directors. The current program of cash and equity compensation for non-employee directors has been in effect for several years, and is designed to achieve the following goals: compensation should fairly pay directors for work required for a company of Microchip's size and scope; compensation should align directors' interests with the long-term interests of stockholders; compensation should be competitive so as to attract and retain qualified non-employee directors; and the structure of the compensation should be simple, transparent and easy for stockholders to understand. Non-employee director compensation is typically reviewed once per year to assess whether any adjustment is needed to further such goals. The Board of Directors has not used outside consultants in setting non-employee director compensation.

(1) The Report of the Audit Committee is not "soliciting" material and is not deemed "filed" with the Securities and Exchange Commission, and is not incorporated by reference into any filings of Microchip under the Securities Act of 1933 or the Securities Exchange Act of 1934, whether made before or after the date of this proxy statement and irrespective of any general incorporation language contained in such filings.

Director Fees

Effective November 3, 2008, non-employee directors receive an annual retainer of $28,500, paid in quarterly installments, $3,000 for each meeting attended in person and do not receive any additional amounts for serving as a committee chair. Also, directors do not receive any compensation for telephonic meetings of the Board of Directors or for meetings of committees of the Board. From April 1, 2008 to November 3, 2008, non-employee directors received an annual retainer of $26,000, paid in quarterly installments, $2,800 for each meeting attended in person, the Chairman of the Audit Committee received an annual retainer of $3,250 paid in quarterly installments, and the Chair of the Compensation Committee, and the Chair of the Nomination and Governance Committee each received an annual retainer of $1,600 paid in quarterly installments.

Equity Compensation

Under the terms of our current 2004 Equity Incentive Plan, each non-employee director is automatically granted:

- an option to purchase 12,000 shares of common stock upon his or her first election to the Board of Directors, and
- an option to purchase 6,000 shares of common stock on the date of our annual stockholders' meeting, provided that he or she has served as a non-employee director for at least three months on that date and has been elected by the stockholders to serve as a member of the Board at that annual meeting.

In accordance with the foregoing, on August 15, 2008, each of Mr. Chapman, Mr. Day, Mr. Hugo-Martinez and Mr. Meyercord was granted an option to acquire 6,000 shares of common stock at an exercise price of $33.90 per share. Each such option vests in 12 equal and successive monthly installments following the grant date.

On June 1, 2009, our Board of Directors approved our amended and restated 2004 Equity Incentive Plan which, among other things, would change the equity compensation for our non-employee directors to provide (a) on first appointment as a director, an initial grant of an option to purchase 6,000 shares of common stock and $60,000 in RSUs (based on the market price of our stock on the grant date), each subject to four-year vesting, (b) an annual grant of an option to purchase 3,000 shares of common stock subject to vesting over 12 months and $30,000 in RSUs (based on the market price of our stock on the grant date) subject to two-year vesting; and (c) for non-employee directors who as of the 2009 annual meeting have served as our director for at least five years, a one-time grant of $100,000 in RSUs (based on the market price of our stock on the grant date) subject to four-year vesting. These changes are subject to approval by our stockholders at the annual meeting as described in Proposal Two.

The following table details the total compensation for Microchip's non-employee directors for fiscal 2009.

DIRECTOR COMPENSATION

Name	Fees Earned or Paid in Cash	Stock Awards	Option Awards (1)	Non-Equity Incentive Plan Compensation	All Other Compensation	Total
Steve Sanghi (2)	$ ---	$ ---	$ ---	$ ---	$ ---	$ ---
Matthew W. Chapman (3)	40,542	---	66,688	---	---	107,230
L.B. Day (4)	39,569	---	66,688	---	---	106,257
Albert J. Hugo-Martinez (5)	38,626	---	66,688	---	---	105,314
Wade F. Meyercord (6)	39,569	---	66,688	---	---	106,257

(1) The amounts shown in the column labeled Option Awards represent the amount of compensation cost we recognized in fiscal 2009, in accordance with Statement of Financial Accounting Standards No. 123, as revised, "Share-Based Payment" ("SFAS No. 123R") and thus may include amounts from awards granted in and prior to fiscal 2009. This includes amounts related to the annual stock option grants of 6,000 shares of common stock on August 15, 2008 at an exercise price per share of $33.90. The grant date fair value of such equity award made to each of the non-employee directors on August 15, 2008 is $62,355. The annual stock option awards were made pursuant to our 2004 Equity Incentive Plan. Each option vests in 12 equal and successive monthly installments following the grant date. For information on the valuation assumptions made with respect to the foregoing option grants, please refer to the assumptions for fiscal years ended March 31, 2009, 2008, and 2007 stated in Note 15, "Equity Incentive Plans" to Microchip's audited financial statements for the fiscal year ended March 31, 2009, included in Microchip's Annual Report on Form 10-K filed with the Securities and Exchange Commission on May 29, 2009.

(2) Mr. Sanghi, our Chairman of the Board, President and Chief Executive Officer, does not receive any additional compensation for his services as a member of the Board of Directors.
(3) As of March 31, 2009, Matthew W. Chapman had 58,750 options outstanding, of which 52,750 were exercisable.
(4) As of March 31, 2009, L.B. Day had 55,500 options outstanding, of which 49,500 were exercisable.
(5) As of March 31, 2009, Albert J. Hugo-Martinez had 63,750 options outstanding, of which 57,750 were exercisable.
(6) As of March 31, 2009, Wade F. Meyercord had 50,500 options outstanding, of which 44,500 were exercisable.

Compensation Committee Interlocks and Insider Participation

The Compensation Committee is currently comprised of Mr. Day (Chair), Mr. Hugo-Martinez and Mr. Meyercord, three of our independent directors. From April 1, 2008 through August 14, 2008, the Compensation Committee was comprised of Mr. Day and Mr. Meyercord. None of Mr. Day, Mr. Hugo-Martinez nor Mr. Meyercord had any related-party transaction with Microchip during fiscal 2009 other than service as a director. In addition, none of such directors has a relationship which would constitute a compensation committee interlock under applicable SEC rules.

Further, during the most recent fiscal year, no Microchip executive officer served on the compensation committee (or equivalent) or the board of directors, of another entity whose executive officer(s) served either on Microchip's Compensation Committee or Board of Directors.

CERTAIN TRANSACTIONS

During fiscal 2009, Microchip had no related-party transactions within the meaning of the applicable SEC rules.

Pursuant to its charter, the Audit Committee reviews issues involving potential conflicts of interest and reviews and approves all related-party transactions as contemplated by NASDAQ and SEC rules and regulations. The Audit Committee may consult with the Board of Directors regarding certain conflict of interest matters that do not involve a member of the Board.

SECTION 16(A) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

Section 16(a) and related rules under the Securities Exchange Act of 1934 require our directors, executive officers and stockholders holding more than 10% of our common stock to file reports of holdings and transactions in Microchip stock with the SEC and to furnish us with copies of all Section 16(a) forms they file. Based solely on our review of the copies of such forms received by us during fiscal 2009, and written representations from our directors and executive officers that no other reports were required, we believe that all Section 16(a) filing requirements applicable to our directors, executive officers and stockholders holding more than 10% of our common stock were met for fiscal 2009, except for the following: Mr. Moorthy filed one Form 4 in May 2008 that omitted two grants of RSUs and, later in May 2008, filed an amended Form 4 to include such grants; Mr. Sanghi filed a Form 4 one day late in June 2008 with respect to two transactions; and Mr. Meyercord filed one late Form 4 in December 2008 with respect to one transaction.

PROPOSAL ONE

ELECTION OF DIRECTORS

A board of five directors will be elected at the annual meeting. Unless proxy cards are otherwise marked, the persons named in the proxy card will vote such proxy for the election of the nominees named below. Each of the nominees is currently serving as a director and has agreed to continue serving if re-elected. If any of the nominees becomes unable or declines to serve as a director at the time of the annual meeting, the persons named in the proxy card will vote such proxy for any nominee designated by the current Board of Directors to fill the vacancy. We do not expect that any of the nominees will be unable or will decline to serve as a director.

Our Board of Directors has determined that each of the following nominees for director is an independent director as defined by applicable SEC rules and NASDAQ listing standards: Mr. Chapman, Mr. Day, Mr. Hugo-Martinez and Mr. Meyercord.

The term of office of each person who is elected as a director at the annual meeting will continue until the 2010 annual meeting of stockholders or until a successor has been elected and qualified.

The Board of Directors recommends that stockholders vote FOR the nominees listed below.

Information on Nominees for Director (as of June 30, 2009)

Name	Age	Position(s) Held
Steve Sanghi	53	Chairman, President and CEO
Albert J. Hugo-Martinez	63	Director
L.B. Day	64	Director
Matthew W. Chapman	58	Director
Wade F. Meyercord	68	Director

Steve Sanghi is currently, and has been since August 1990, a director and President of Microchip Technology Incorporated. Since October 1991, he has served as CEO of Microchip, and since October 1993, as Chairman of the Board of Directors. Since May 2004, he has been a member of the Board of Directors of Xyratex Ltd., a storage and network technology company. In September 2004, Mr. Sanghi was appointed to the Board of Trustees of Kettering University in Flint, Michigan. In May 2007, Mr. Sanghi was appointed to the Board of Directors of FIRST Organization, a not-for-profit public charity founded in 1989 to develop young people's interest in science and technology.

Albert J. Hugo-Martinez has served as a director of Microchip since October 1990. Since February 2000, he has served as CEO of Hugo-Martinez Associates, a consulting and advisory firm. During 2007, he became Chairman of two companies he co-founded, HVVi Semiconductors, Inc., which is developing a CMOS High Voltage/Frequency RF transistor and also PCN Technology, Inc., which has developed software and hardware which transceives data, audio and video over power lines. In June 2007, Mr. Hugo-Martinez became a member of the Board of Directors of Lynguent, Inc., a supplier of integrated analog and mixed-signal design development products. In his career, Mr. Hugo-Martinez has served as COO of Burr-Brown Corp., Sr. VP and GM at TRW, and CEO of Applied Micro Circuits Corporation and GTI Corporation. He has previously served on the public company boards of Amkor Technology, Inc., ON Semiconductor Corp. and as Chairman of Ramtron International Corporation.

L.B. Day has served as a director of Microchip since December 1994. Mr. Day serves as President of L.B. Day & Company, Inc., a consulting firm whose parent company he co-founded in 1977, which provides strategic planning, strategic marketing and organization design services to the elite of the high-technology world. He also serves on the Board of Advisors of Willamette University's Atkinson Graduate School of Management. In September 2006, he became a member of the Board of Directors of Lynguent, Inc., a supplier of integrated analog and mixed-signal design development products.

Matthew W. Chapman has served as a director of Microchip since May 1997. Since December 2006, he has served as President and CEO of Northwest Evaluation Association, an education service organization providing computer adaptive testing for millions of students throughout the United States. From January 2002 to February 2006, he served as President and CEO of Centrisoft Corporation, a software provider for application performance management. From August 2000 to January 2002, Mr. Chapman served as an advisor to early-stage technology companies in connection with developing business plans and securing funding. In his career, Mr. Chapman has served as CEO and Chairman of Concentrex Incorporated, a supplier of software solutions and service to U.S. financial institutions.

W*ade F. Meyercord* has served as a director of Microchip since June 1999. Since October 2002, he has served as President of Meyercord & Associates, Inc., a management consulting firm specializing in executive compensation matters and stock plan consulting for technology companies, a position he previously held part time beginning in 1987. Mr. Meyercord has been a member of the Board of Directors of California Micro Devices Corporation since January 1993 and of Endwave Corporation since March 2004. Mr. Meyercord served as a member of the Board of Directors of Magma Design Automation, Inc. from January 2004 to June 2005. From June 1999 to October 2002, Mr. Meyercord served as Sr. VP and CFO of Rioport.com, an Internet applications service provider for the music industry.

PROPOSAL TWO

APPROVAL OF AMENDMENT AND RESTATEMENT OF OUR 2004 EQUITY INCENTIVE PLAN

Our 2004 Equity Incentive Plan was approved by our stockholders in August 2004 and provides for the grant of stock options, stock appreciation rights, restricted stock (which may be granted in the form of restricted stock shares or RSUs), performance shares, performance units, and deferred stock units to our employees and consultants as well as for automatic grants of awards to the non-employee members of our Board of Directors. As of March 31, 2009, there were approximately 4,895 employees (including executive officers) who were eligible to participate in the 2004 Equity Incentive Plan.

On June 1, 2009, our Board of Directors approved our amended and restated 2004 Equity Incentive Plan to:

- change the equity compensation for our non-employee directors to provide (a) on first appointment as a director, an initial grant of an option to purchase 6,000 shares of common stock and $60,000 in RSUs (based on the market price of our stock on the grant date), each subject to four-year vesting, (b) an annual grant of an option to purchase 3,000 shares of common stock subject to vesting over 12 months and $30,000 in RSUs (based on the market price of our stock on the grant date) subject to two-year vesting; and (c) for non-employee directors who as of the 2009 annual meeting have served as our director for at least five years, a one-time grant of $100,000 in RSUs (based on the market price of our stock on the grant date) subject to four-year vesting, and
- revise the definition of "performance goals" in the 2004 Equity Incentive Plan related to the treatment of awards under Section 162(m) of the Internal Revenue Code.

The purpose of the change in equity compensation for our non-employee directors is to enable us to continue to attract and retain qualified persons to serve as directors. Our Board also believes that the equity compensation for our non-employee directors should include RSUs together with a reduced number of options to be more in line with the equity awards provided to our officers and key employees. In this regard, since fiscal 2006, we have used RSUs, as opposed to stock options, as our preferred method of providing equity incentives to our employees, and, since fiscal 2007, we have not granted stock options to any of our executive officers or key employees. However, under our 2004 Equity Incentive Plan, our non-employee directors have continued to receive stock options under the automatic grant provisions of such plan. Any change to such automatic grant provisions requires stockholder approval.

The purpose of the amendment to the definition of "performance goals" under our 2004 Equity Incentive Plan is to give the Compensation Committee of our Board more flexibility in structuring equity compensation arrangements that will qualify as "performance based compensation" for purposes of Section 162(m) of the Internal Revenue Code and to help us achieve our goal of attracting, retaining and motivating our personnel. In particular, as amended and restated, our 2004 Equity Incentive Plan will allow us to set goals based on a variety of GAAP and non-GAAP financial metrics, operating milestones or other object performance criteria as described in more detail in the summary below. We believe that, as revised, the 2004 Equity Incentive Plan will continue to be an essential element of our competitive compensation package.

Please see the summary of our 2004 Equity Incentive Plan below.

Vote Required and Recommendation

The affirmative vote of the holders of a majority of the shares of common stock present in person or represented by proxy and entitled to vote at the annual meeting is required to approve the amendment and restatement of our 2004 Equity Incentive Plan.

Our executive officers have an interest in this proposal as they may receive awards of RSUs under the 2004 Equity Incentive Plan. The non-employee members of our Board of Directors have an interest in this proposal as they may receive awards of options and RSUs under the 2004 Equity Incentive Plan.

Our Board of Directors recommends a vote FOR Proposal Two to amend and restate our 2004 Equity Incentive Plan. Proxies solicited by the Board of Directors will be so voted unless stockholders specify otherwise in their proxies.

Summary of the Amended 2004 Equity Incentive Plan

The essential features of the 2004 Equity Incentive Plan are summarized below. This summary does not purport to be complete and is subject to, and qualified in its entirety by, the provisions of the amended and restated 2004 Equity Incentive Plan, which is attached as Appendix A. Capitalized terms used herein and not defined shall have the meanings set forth in the 2004 Equity Incentive Plan.

General. The purposes of the 2004 Equity Incentive Plan are to attract and retain the best available personnel, provide additional incentive to our employees, consultants and non-employee directors and promote the success of our business.

Administration. The 2004 Equity Incentive Plan may be administered by our Board of Directors or a committee, which our Board of Directors may appoint from among its members (the "Administrator"). Subject to the provisions of the 2004 Equity Incentive Plan, the Administrator has the authority to: (i) interpret the plan and apply its provisions; (ii) prescribe, amend or rescind rules and regulations relating to the 2004 Equity Incentive Plan; (iii) select the persons to whom awards are to be granted (apart from the non-employee director automatic grant provisions); (iv) subject to individual fiscal year limits applicable to each type of award, determine the number of shares or equivalent units to be made subject to each award; (v) determine whether and to what extent awards are to be granted; (vi) determine the terms and conditions applicable to awards generally and of each individual award (including the provisions of the award agreement to be entered into between Microchip and the participant); (vii) amend any outstanding award subject to applicable legal restrictions (except repricing an option or SAR); (viii) authorize any person to execute, on our behalf, any instrument required to effect the grant of an award; (ix) approve forms of agreement for use under the 2004 Equity Incentive Plan; (x) allow participants to satisfy withholding tax obligations by electing to have Microchip withhold from the shares or cash to be issued upon exercise, vesting of an award (or distribution of a deferred stock unit) that number of shares or cash having a fair market value equal to the minimum amount required to be withheld; and (xi) subject to certain limitations, take any other actions deemed necessary or advisable for the administration of the 2004 Equity Incentive Plan. All decisions, interpretations and other actions of the Administrator shall be final and binding on all holders of options or rights and on all persons deriving their rights therefrom.

Discount Award Limitations. No more than 30% of the shares initially available for issuance under the 2004 Equity Incentive Plan and 30% of the shares subsequently added to the 2004 Equity Incentive Plan by virtue of options expiring or being cancelled under the 1993 Stock Option Plan and the 1997 Nonstatutory Stock Option Plan may be granted pursuant to restricted share or share unit awards with a purchase price that is less than 100% of fair market value on the date of grant; provided, however, that such 30% limitation does not apply to RSUs issued on or after August 18, 2006. No stock options or stock appreciation rights may be granted with an exercise price that is less than 100% of fair market value on the date of grant.

No Repricing. The 2004 Equity Incentive Plan prohibits option or stock appreciation right repricing, including by way of an exchange for another award.

Eligibility. The 2004 Equity Incentive Plan provides that awards may be granted to our employees, consultants and non-employee directors.

Code Section 162(m) Performance Goals. We have designed the 2004 Equity Incentive Plan so that it permits us to also issue other awards that qualify as performance-based under Section 162(m) of the Code. Thus, the Administrator may make performance goals applicable to a participant with respect to an award. Prior to the amendment and restatement of our 2004 Equity Incentive Plan, at the Administrator's discretion, one or more of the following performance goals may apply: revenue, cash position, earnings per share, net income, operating cash flow, operating expense, operating income, return on assets, return on equity, return on sales, total stockholder return, and gross margin. The Administrator shall appropriately adjust any evaluation of performance under a performance goal to exclude (i) any extraordinary non-recurring items as described in Accounting Principles Board Opinion No. 30 and/or in management's discussion and analysis of financial conditions and results of operations appearing in our quarterly or annual reporting with the Securities and Exchange Commission for the applicable year, or (ii) the effect of any changes in accounting principles affecting our business unit's reported results. Moreover, the Administrator, in its sole discretion, may adjust any performance goal (in both setting and determining the performance) to exclude other items, such as compensation expenses under FAS 123R. If Proposal Two is approved at the annual meeting, under our 2004 Equity Incentive Plan, as amended and restated, at the Administrator's discretion, the performance measures for any performance period may be one or more of the following objective performance criteria: cash flow, cash position, revenue (on an absolute basis or adjusted for currency effects), revenue growth, contribution margin, gross margin or gross margin as a percentage of revenue, operating margin or operating margin as a percentage of revenue, operating expenses or operating expenses as a percentage of revenue, earnings (which may include earnings before interest and taxes, earnings before taxes and net earnings), earnings per share, net income, stock price, return on equity, total stockholder return, growth in stockholder value relative to a specified publicly reported index, return on capital, return on assets or net assets, return on investment, operating profit or net operating profit, market share (which include ranking for a specific product line or market share percentage for a given product line), contract awards or backlog, overhead or other expense reduction, credit rating, objective customer indicators, new product invention or innovation, attainment of research and development milestones, improvements in productivity, attainment of objective operating goals and objective employee metrics. At the Administrator's discretion, the objective performance criteria may be applied to Microchip as a whole or (except with respect to stockholder return metrics) to a region, business unit, affiliate or business segment or specific product or products, and measured either on an absolute basis or relative to a pre-established target, to a previous period's results or to a designated comparison group. At the Administrator's sole discretion, with respect to financial metrics, which may be determined in accordance with GAAP or accounting principals established by the International Accounting Standards Board, or IASB Principles, such objective performance criteria may be adjusted when established to exclude any items otherwise includable under GAAP or under IASB Principles or any other objectively determinable items including, without limitation, any extraordinary non-recurring items, the effect of any merger, acquisition, or other business combination or divestiture, or the effect of any changes in accounting principles affecting

Microchip's or a business unit's, region's, affiliate's or business segment's reported results. The Administrator may use other performance goals for awards that are not intended to qualify as performance-based under Section 162(m) of the Code.

Terms and Conditions of Options. Each option granted under the 2004 Equity Incentive Plan is evidenced by a written stock option agreement between the optionee and Microchip and is subject to the following terms and conditions:

(a) *Exercise Price.* The Administrator determines the exercise price of options at the time the options are granted. However, the exercise price of a stock option may not be less than 100% of the fair market value of the common stock on the date the option is granted. As our common stock is listed on the Nasdaq National Market, the fair market value is the closing sale price for the common stock (or the closing bid if no sales were reported) on the date the option is granted.

(b) *Form of Consideration.* The means of payment for shares issued upon exercise of an option is specified in each option agreement and generally may be made by cash, check, other shares of our common stock owned by the optionee, delivery of an exercise notice together with irrevocable instructions to a broker to deliver to us the exercise price from sale proceeds, or by a combination thereof or other consideration permitted by applicable laws.

(c) *Exercise of the Option.* Each stock option agreement will specify the term of the option and the date when the option is to become exercisable. However, in no event shall an option granted under the 2004 Equity Incentive Plan be exercised more than ten (10) years after the date of grant.

(d) *Termination of Employment.* If an optionee's employment terminates for any reason (other than misconduct, death or permanent disability), all vested options held by such optionee under the 2004 Equity Incentive Plan expire upon the earlier of (i) such period of time as is set forth in his or her option agreement, or three (3) months if no period is stated, or (ii) the expiration date of the option. The optionee may exercise all or part of his or her option at any time before such expiration to the extent that such option was exercisable at the time of termination of employment. Unvested options shall revert to the 2004 Equity Incentive Plan upon termination.

(e) *Permanent Disability.* If an optionee is unable to continue employment with us as a result of permanent and total disability (as defined in the Code), all options held by such optionee under the 2004 Equity Incentive Plan shall expire upon the earlier of (i) six (6) months after the date of termination of the optionee's employment or (ii) the expiration date of the option. The optionee may exercise all or part of his or her option at any time before such expiration to the extent that such option was exercisable at the time of termination of employment.

(f) *Death.* If an optionee dies while employed by us, 100% of the optionee's awards shall immediately vest, and shall expire upon the earlier of (i) 12 months after the optionee's death or (ii) the expiration date of the option. The executors or other legal representatives or the optionee may exercise all or part of the optionee's option at any time before such expiration with respect to all shares subject to such option.

(g) *Other Provisions.* The stock option agreement may contain terms, provisions and conditions that are consistent with the 2004 Equity Incentive Plan as determined by the Administrator.

162(m) Share Limit. No participant may be granted stock options and stock appreciation rights to purchase more than 1,500,000 shares of common stock in any fiscal year, except that up to 4,000,000 shares may be granted in the participant's first fiscal year of service.

Exercise Price and Other Terms of Stock Appreciation Rights. The Administrator, subject to the provisions of the 2004 Equity Incentive Plan (including the 162(m) share limit referred to above), shall have complete discretion to determine the terms and conditions of SARs granted under the 2004 Equity Incentive Plan.

Payment of Stock Appreciation Right Amount. Upon exercise of an SAR, the holder of the SAR shall be entitled to receive payment in an amount equal to the product of (i) the difference between the fair market value of a share on the date of exercise and the exercise price and (ii) the number of shares for which the SAR is exercised.

Payment upon Exercise of Stock Appreciation Right. At the discretion of the Administrator, payment to the holder of an SAR may be in cash, shares of our common stock or a combination thereof. To the extent that an SAR is settled in cash, the shares available for issuance under the 2004 Equity Incentive Plan shall not be diminished as a result of the settlement.

Stock Appreciation Right Agreement. Each SAR grant shall be evidenced by an agreement that shall specify the exercise price, the term of the SAR, the conditions of exercise, and such other terms and conditions as the committee, in its sole discretion, shall determine.

Expiration of Stock Appreciation Rights. SARs granted under the 2004 Equity Incentive Plan expire as determined by the Administrator, but in no event later than ten (10) years from date of grant. No SAR may be exercised by any person after its expiration.

Termination of Employment. If a SAR holder terminates employment, other than for death or disability, the participant may exercise vested SARs within such period as specified by the SAR agreement, or three (3) months if no period is specified, but in no event later than the term of the SAR. In the event of termination for disability, the participant may exercise vested SARs for a period specified in the SAR agreement, or six (6) months following termination if no period is specified. In the event of termination for death, all SARs become vested, and the participant may exercise the SARs for a period specified in the SAR agreement, or twelve (12) months if no period is specified.

Grant of Restricted Stock. Subject to the terms and conditions of the 2004 Equity Incentive Plan, restricted stock may be granted to our employees and consultants at any time and from time to time at the discretion of the Administrator. The Administrator shall have complete discretion to determine (i) the number of shares subject to a restricted stock award granted to any participant and (ii) the conditions for grant or for vesting that must be satisfied, which typically will be based principally or solely on continued provision of services but may include a performance-based component. However, no participant shall be granted a restricted stock award covering more than 300,000 shares in any of our fiscal years, except that up to 750,000 shares may be granted on the participant's first fiscal year of service. Until the shares are issued, no right to vote or receive dividends or any other rights as a stockholder shall exist with respect to the underlying shares. Restricted stock may also be granted in the form of RSUs, which are generally not issued until the vesting date.

Restricted Stock Award Agreement. Each restricted stock grant shall be evidenced by an agreement that shall specify the purchase price (if any) and such other terms and conditions as the Administrator shall determine; *provided, however,* that if the restricted stock grant has a purchase price, the purchase price must be paid no more than ten (10) years following the date of grant.

Grant of Performance Shares. Subject to the terms and conditions of the 2004 Equity Incentive Plan, performance shares may be granted to our employees and consultants at any time and from time to time as shall be determined at the discretion of the Administrator. The Administrator shall have complete discretion to determine (i) the number of shares of our common stock subject to a performance share award granted to any service provider and (ii) the conditions that must be satisfied for grant or for vesting, which typically will be based principally or solely on achievement of performance milestones but may include a service-based component. However, no participant shall be granted a restricted stock award covering more than 300,000 shares in any of our fiscal years, except that up to 750,000 shares may be granted on the participant's first fiscal year of service.

Performance Share Award Agreement. Each performance share grant shall be evidenced by an agreement that shall specify such other terms and conditions as the Administrator, in its sole discretion, shall determine.

Grant of Performance Units. Performance units are similar to performance shares, except that they shall be settled in cash equivalent to the fair market value of the underlying shares of our common stock, determined as of the vesting date. The shares available for issuance under the 2004 Equity Incentive Plan shall not be diminished as a result of the settlement of a performance unit.

Performance Unit Award Agreement. Each performance unit grant shall be evidenced by an agreement that shall specify such terms and conditions as shall be determined at the discretion of the Administrator. However, no participant shall be granted a performance unit award covering more than $1,500,000 in any of Microchip's fiscal years, except that a newly hired participant may receive a performance unit award covering up to $4,000,000.

Deferred Stock Units. Deferred stock units shall consist of a restricted stock, performance share or performance unit award that the Administrator, in its sole discretion, permits to be paid out in installments or on a deferred basis, in accordance with rules and procedures established by the Administrator. Deferred stock units are subject to the individual annual limits that apply to each type of award.

Awards to Non-Employee Directors. Prior to the amendment and restatement of our 2004 Equity Incentive Plan by our Board on June 1, 2009, our 2004 Equity Incentive Plan provided for initial and annual awards to non-employee directors within prescribed parameters. Specifically, each non-employee director is entitled to receive the following automatic option grants of Common Stock: (i) an initial option grant of 12,000 shares on the date first appointed or elected to the Board of Directors (except for non-employee directors who previously served as directors); and (ii) an annual option grant of 6,000 shares on the first business day of the month in which our annual stockholders' meeting is scheduled. Only non-employee directors who have served as such for at least three months as of the grant date are eligible to receive the annual grant. If Proposal Two is approved by our stockholders at the annual meeting, our 2004 Equity Incentive Plan, as amended and restated, would result in each non-employee director being entitled to receive the following automatic equity award grants: (i) an initial option grant of 6,000 shares, and $60,000 of RSUs (based on the market price of our stock on the grant date) on the date first appointed or elected to the Board of Directors (except for non-employee directors who previously served as directors); (ii) an annual option grant of 3,000 shares and $30,000 of RSUs (based on the market price of our stock on the grant date) on the date of our annual meeting of stockholders', provided that such non-employee director has served as such for at least three months as of the grant date; and (iii) for each non-employee director who has served as a non-employee director for at least five years as of the date of our 2009 annual stockholders' meeting and provided that such director is elected by the stockholders to continue to serve as a director at that meeting, a one-time grant of $100,000 of RSUs (based on the market price of our stock on the grant date).

Non-Transferability of Awards. Unless determined otherwise by the Administrator, an award granted under the 2004 Equity Incentive Plan may not be sold, pledged, assigned, hypothecated, transferred, or disposed of in any manner other than by will or by the laws of descent or distribution and may be exercised, during the lifetime of the recipient, only by the recipient. If the Administrator makes an award granted under the 2004 Equity Incentive Plan transferable, such award shall contain such additional terms and conditions as the Administrator deems appropriate.

Acceleration upon Death. In the event that a participant dies while a service provider, 100% of his or her awards shall immediately vest.

Leave of Absence. In the event that a participant goes on a leave of absence, award vesting will cease until he or she returns to work, except as required by law or as determined by the Administrator.

Misconduct. In the event a participant's service is terminated for misconduct, including but not limited to dishonesty, willful misconduct, fraud, embezzlement or unauthorized use of confidential information, then all awards held by the participant shall terminate immediately.

Adjustment Upon Changes in Capitalization. In the event that our capital stock is changed by reason of any stock split, reverse stock split, stock dividend, combination or reclassification of our common stock or any other increase or decrease in the number of issued shares of common stock effected without receipt of consideration by us, appropriate proportional adjustments shall be made in the number and class of shares of stock subject to the 2004 Equity Incentive Plan, the individual fiscal year limits applicable to restricted stock, performance share awards, SARs and options, the number and class of shares of stock subject to any award outstanding under the 2004 Equity Incentive Plan, and the exercise price of any such outstanding option or SAR or other award, provided that such automatic adjustments will not be made to the number of shares to be granted to our non-employee Directors under the 2004 Equity Incentive Plan. Any such adjustment shall be made by the Compensation Committee of our Board of Directors, whose determination shall be conclusive.

Change of Control. In the event of a change of control, the successor corporation (or its parent or subsidiary) will assume or substitute for each outstanding award. If the successor corporation refuses to assume the awards or to substitute equivalent awards, such awards shall become 100% vested. In such event, the Administrator shall notify the participant that each award subject to exercise is fully exercisable for 30 days from the date of such notice and that the award terminates upon expiration of such period.

Amendment, Suspensions and Termination of the 2004 Equity Incentive Plan. Our Board of Directors may amend, suspend or terminate the 2004 Equity Incentive Plan at any time; *provided, however,* that stockholder approval is required for any amendment to the extent necessary to comply with Rule 16b-3 promulgated under the Securities Exchange Act of 1934, or "Rule 16b-3," or Section 422 of the Code, or any similar rule or statute. The 2004 Equity Incentive Plan will naturally expire in September 2014, unless earlier terminated.

Federal Tax Information

Options. Options granted under the 2004 Equity Incentive Plan are nonstatutory options that do not qualify as incentive stock options under Section 422 of the Code.

An optionee will not recognize any taxable income at the time the optionee is granted a nonstatutory option. However, upon its exercise, the optionee will recognize taxable income generally measured as the excess of the then fair market value of the shares purchased over the purchase price. Any taxable income recognized in connection with an option exercise by an optionee who is also our employee will be subject to tax withholding by us. Upon resale of such shares by the optionee, any difference between the sale price and the optionee's purchase price, to the extent not recognized as taxable income as described above, will be treated as short-term or long-term capital gain or loss, depending on the holding period.

Stock Appreciation Rights. No taxable income is reportable when an SAR is granted to a participant. Upon exercise, the participant will recognize ordinary income in an amount equal to the fair market value of any shares of our common stock received and/or the amount of cash received. Any additional gain or loss recognized upon any later disposition of the shares of our common stock would be a capital gain or loss.

Restricted Stock, Performance Units and Performance Shares. A participant will not have taxable income upon grant (unless, with respect to restricted stock that is not in the form of RSUs, he or she elects to be taxed at that time). Instead, he or she will recognize ordinary income at the time of vesting/delivery equal to the fair market value (on the vesting date) of the vested shares or cash received minus any amount paid for the shares of our vested common stock.

Code Section 409A. Section 409A of the Code, which was added by the American Jobs Creation Act of 2004, provides certain new requirements on non-qualified deferred compensation arrangements. These include new requirements with respect to an individual's election to defer compensation and the individual's selection of the timing and form of distribution of the deferred compensation. Code Section 409A also generally provides that distributions must be made on or following the occurrence of certain events (e.g., the individual's separation from service, a predetermined date, or the individual's death). Code Section 409A imposes restrictions on an individual's ability to change his or her distribution timing or form after the compensation has been deferred. For certain individuals who are officers, Code Section 409A requires that such individual's distribution commence no earlier than six months after such officer's separation from service.

Awards granted under the 2004 Equity Incentive Plan with a deferral feature will be subject to the requirements of Code Section 409A. If an Award is subject to and fails to satisfy the requirements of Code Section 409A, the recipient of that Award will recognize ordinary income on the amounts deferred under the Award, to the extent vested, which may be prior to when the compensation is actually or constructively received. Also, if an Award that is subject to Code Section 409A fails to comply with Code Section 409A's provisions, Code Section 409A imposes an additional twenty percent (20%) federal income tax on compensation recognized as ordinary income, as well as possible interest charges and penalties. Certain states have enacted laws similar to Section 409A which impose additional taxes, interest and penalties on non-qualified deferred compensation arrangements. The Company will also have reporting requirements with respect to such amounts, and will have certain withholding requirements.

Tax Effect for Microchip. We generally will be entitled to a tax deduction in connection with an award under the 2004 Equity Incentive Plan in an amount equal to the ordinary income realized by a participant at the time the participant recognizes such income (for example, the exercise of a nonqualified stock option). Special rules limit the deductibility of compensation paid to our CEO, CFO and to each of our three most highly compensated executive officers. Under Section 162(m) of the Code, the annual compensation paid to any of these specified executives will be deductible only to the extent that it does not exceed $1,000,000. However, we can preserve the deductibility of certain compensation in excess of $1,000,000 if the conditions of Section 162(m) are met with respect to awards. The 2004 Equity Incentive Plan has been designed to permit the committee to grant awards that qualify as performance-based for purposes of satisfying the conditions of Section 162(m), thereby permitting us to continue to receive a federal income tax deduction in connection with such awards.

The foregoing is only a summary of the effect of federal income taxation upon us and upon participants, does not purport to be complete, and does not discuss the tax consequences of any participant's death or the income tax laws of any municipality, state or foreign country in which a participant may reside.

New Plan Benefits

The amount, timing, and value of discretionary awards under the 2004 Equity Incentive Plan, including grants to our CEO, our current and former CFOs and our three other most highly compensated executive officers, is not determinable. The future award of options or RSUs to non-employee directors is subject to the election of such individuals as directors and the fair market value of the common stock on the date the awards are made. The following table sets forth information with respect to the grant of options during the fiscal year ended March 31, 2009 to: (a) non-employee directors; (b) our CEO, our current and former CFOs and our three other most highly compensated executive officers named in this proxy statement; (c) all current executive officers as a group; and (d) all other employees as a group:

EQUITY GRANTS IN FISCAL 2009

Name of Individual or Identity of Group and Position	Number of Shares Subject to RSUs Granted	Weighted Average Fair Value [1]	Number of Shares Subject to Options Granted	Weighted Average Grant Price [2]
Steve Sanghi President and CEO	191,438[3]	$ 19.11	---	$ ---
Mitchell R. Little VP, Worldwide Sales and Applications	44,566[3]	19.00	---	---
Gordon W. Parnell [4] VP, Business Development and Investor Relations, former CFO	1,289[3]	18.41	---	---
David S. Lambert VP, Fab Operations	32,039[3]	19.07	---	---
Ganesh Moorthy Executive VP	80,666[3]	19.51	---	---
J. Eric Bjornholt [4] VP, CFO	24,298	17.62	---	---
All executive officers as a group (8 people)	449,218	19.06	---	---
All current directors who are not executive officers as a group (4 people)	---	---	24,000	33.90
All other employees as a group	1,427,520	23.07	---	---

(1) Represents the weighted average fair value per share as of the grant date.

(2) Represents the weighted average per share grant price.

(3) The vesting of a portion of these grants was subject to achievement of performance goals which were not fully met, therefore a portion of these grants were cancelled as they did not meet their vesting requirements.

(4) Gordon W. Parnell stepped down from his position as our VP and CFO effective December 31, 2008 and assumed a new role of VP, Business Development and Investor Relations. J. Eric Bjornholt was elected as our VP and CFO effective as of January 1, 2009.

PROPOSAL THREE

RATIFICATION OF APPOINTMENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Audit Committee of our Board of Directors has appointed Ernst & Young LLP, independent registered public accounting firm, to audit our consolidated financial statements for the fiscal year ending March 31, 2010. Ernst & Young LLP has audited our financial statements since the fiscal year ended March 31, 2002 and has served as our independent registered public accounting firm since June 2001. The partner in charge of our audit is rotated every five years. Other partners and non-partner personnel are rotated on a periodic basis.

We anticipate that a representative of Ernst & Young LLP will be present at the annual meeting, will have the opportunity to make a statement if he or she desires and will be available to respond to appropriate questions. Stockholder ratification of the appointment of Ernst & Young LLP is not required by our Bylaws or applicable law. However, our Board of Directors chose to submit such appointment to our stockholders for ratification. In the event of a negative vote on such ratification, the Audit Committee will reconsider its selection.

Upon the recommendation of our Audit Committee, the Board of Directors recommends that stockholders vote FOR ratification of such appointment.

Fees Paid to Independent Registered Public Accounting Firm

Audit Fees

This category includes fees associated with our annual audit, the reviews of our quarterly reports on Form 10-Q, and statutory audits required internationally. This category also includes advice on audit and accounting matters that arose during, or as a result of, the audit or the review of our interim financial statements, statutory audits and the assistance with review of our SEC registration statements. This category also included fees associated with the audit of our internal control over financial reporting required by Section 404 of the Sarbanes-Oxley Act of 2002. The aggregate fees billed or to be billed by Ernst & Young LLP in each of the last two fiscal years for such services were $967,000 for fiscal 2009 and $1,188,000 for fiscal 2008.

Audit-Related Fees

This category includes fees associated with employee benefit plan audits, internal control reviews, accounting consultations and attestation services that are not required by statute or regulation. The aggregate fees billed or to be billed by Ernst & Young LLP in each of the last two fiscal years for such services were $0 for fiscal 2009 and $85,000 for fiscal 2008.

Tax Fees

This category includes fees associated with tax return preparation, tax advice and tax planning. The aggregate fees billed or to be billed by Ernst & Young LLP in each of the last two fiscal years for such services were $258,000 for fiscal 2009 and $262,000 for fiscal 2008.

All Other Fees

This category includes fees for support and advisory services not related to audit services or tax services. There were no such fees in fiscal 2009 or fiscal 2008.

Our Audit Committee pre-approves all audit and permissible non-audit services provided by our independent registered public accounting firm. These services may include audit services, audit-related services, tax services and other services. The Audit Committee has adopted a policy for the pre-approval of services provided by our independent registered public accounting firm. Under the policy, pre-approval is generally provided for up to one year, and any pre-approval is detailed as to the particular service or category of services and is subject to a specific budget or limit. The Audit Committee may also pre-approve particular services on a case-by-case basis. The Chairman of the Audit Committee has the delegated authority from the Audit Committee to pre-approve a specified level of services, and such pre-approvals are then communicated to the full Audit Committee at its next scheduled meeting. During fiscal 2009, all audit and non-audit services rendered by Ernst & Young LLP were approved in accordance with our pre-approval policy.

Our Audit Committee has determined that the non-audit services rendered by Ernst & Young LLP during fiscal 2009 and fiscal 2008 were compatible with maintaining the independence of Ernst & Young LLP.

SECURITY OWNERSHIP OF PRINCIPAL STOCKHOLDERS, DIRECTORS AND EXECUTIVE OFFICERS

The following table sets forth information concerning the beneficial ownership of our common stock as of May 22, 2009 for: (a) each director, (b) our CEO, our current and former CFOs and the three other most highly compensated executive officers named in the Summary Compensation Table, (c) all directors and executive officers as a group, and (d) each person who is known to us to own beneficially more than 5% of our common stock. Except as otherwise indicated in the footnotes to this table, and subject to applicable community property laws and joint tenancies, the persons named in this table have sole voting and investment power with respect to all shares of common stock held by such person:

Name and Address of Beneficial Owner	Number of Shares Beneficially Owned (1)	Percent of Common Stock (1)
Capital World Investors (2)	18,946,000	10.4%
Waddell & Reed Financial, Inc.(3)	18,906,967	10.3%
Capital Research Global Investors (4)	11,923,890	6.5%
Steve Sanghi (5)	5,836,588	3.2%
Matthew W. Chapman (6)	65,647	*
L.B. Day (7)	60,000	*
Albert J. Hugo-Martinez (8)	93,250	*
Wade F. Meyercord (9)	56,000	*
J. Eric Bjornholt (10)	20,267	*
David S. Lambert (11)	421,791	*
Mitchell R. Little (12)	52,163	*
Ganesh Moorthy (13)	332,440	*
Gordon W. Parnell (14)	115,186	*
All directors and executive officers as a group (11 people) (15)	7,424,143	4.0%

* Less than 1% of the outstanding shares of common stock.

(1) For each individual and group included in the table, the number of shares beneficially owned includes shares of common stock issuable to the identified individual pursuant to stock options that are exercisable within 60 days of May 22, 2009. There are no stock purchase rights or RSUs that will vest within 60 days of May 22, 2009. In calculating the percentage of ownership of each individual or group, share amounts that are attributable to options that are exercisable or stock purchase rights or RSUs that will vest within 60 days of May 22, 2009 are deemed to be outstanding for the purpose of calculating the percentage of shares of common stock owned by such individual or group but are not deemed to be outstanding for the purpose of computing the percentage of shares of common stock owned by any other individual or group.

(2) Address is 333 South Hope Street, Los Angeles, CA 90071. All information is based solely on the Schedule 13G filed by Capital World Investors dated February 12, 2009, with the exception of the percentage of common stock held which is based on shares outstanding at May 22, 2009. Such Schedule 13G indicates that (i) Capital World Investors has sole power to dispose of and direct the disposition of the common stock; and (ii) Capital World Investors is deemed to be the beneficial owner of 18,946,000 shares as a result of acting as investment adviser to various investment companies registered under Section 8 of the Investment Company Act of 1940; and (iii) The Income Fund of America, Inc., an investment company registered under the Investment Company Act of 1940, which is advised by Capital World Investors, is the beneficial owner of 14,128,000 of such shares.

(3) Address is 6300 Lamar Avenue, Overland Park, KS 66202. All information is based solely on the Schedule 13G filed by Waddell & Reed Financial, Inc. dated May 7, 2009, with the exception of the percentage of common stock held which is based on shares outstanding at May 22, 2009. Such Schedule 13G indicates that (i) Waddell & Reed Financial, Inc. is the parent holding company of a group of investment management companies that hold investment power and, in some cases, voting power over the securities reported in the referenced Schedule 13G; (ii) Waddell & Reed Investment Management Company has sole power to vote or direct the vote and to dispose of and direct the disposition of 13,323,470 shares of the common stock; (iii) Ivy Investment Management Company has sole power to vote or direct the vote and to dispose of and direct the disposition of 5,223,436 shares of the common stock; and (iv) Austin, Calvert & Flavin, Inc. has sole power to vote or direct the vote and to dispose of and direct the disposition of 360,061 shares of the common stock.

(4) Address is 333 South Hope Street, Los Angeles, CA 90071. All information is based solely on the Schedule 13G filed by Capital Research Global Investors dated February 17, 2009, with the exception of the percentage of common stock held which is based on shares outstanding at May 22, 2009. Such Schedule 13G indicates that (i) Capital Research Global Investors has sole power to dispose of and direct the disposition of the common stock; and (ii) Capital Research Global Investors is deemed to be the beneficial owner of 11,923,890 shares as a result of acting as investment adviser to various investment companies registered under Section 8 of the Investment Company Act of 1940.

(5) Includes 1,508,507 shares issuable upon exercise of options and 4,289,884 shares held of record by Steve Sanghi and Maria T. Sanghi as trustees.

(6) Includes 58,250 shares issuable upon exercise of options, 262 shares held in Testamentary Trust of Regan Chapman and 135 shares held by Mr. Chapman's minor children.

(7) Includes 55,000 shares issuable upon exercise of options.

(8) Includes 63,250 shares issuable upon exercise of options and 30,000 shares held of record by Albert J. Hugo-Martinez and S. Gay Hugo-Martinez as trustees.

(9) Includes 50,000 shares issuable upon exercise of options and 6,000 shares held of record by Wade F. Meyercord and Phyllis Meyercord as trustees.

(10) Includes 14,481 shares issuable upon exercise of options.

(11) Includes 257,050 shares issuable upon exercise of options, 2,789 shares held by Mr. Lambert's children, and 159,103 shares held by David S. Lambert and Carol Lambert as trustees.

(12) Includes 44,980 shares issuable upon exercise of options.

(13) Includes 303,160 shares issuable upon exercise of options and 26,577 shares held of record by Ganesh Moorthy and Hema Moorthy as trustees.

(14) Includes 106,308 shares issuable upon exercise of options and 8,878 shares held of record by Gordon W. Parnell and Jeanette Parnell as trustees.

(15) Includes an aggregate of 2,746,205 shares issuable upon exercise of options.

EXECUTIVE COMPENSATION

COMPENSATION DISCUSSION AND ANALYSIS

Overview of the Compensation Program

The Compensation Committee of the Board of Directors, presently comprised of Mr. Day, Mr. Hugo-Martinez and Mr. Meyercord, reviews the performance of our executive officers and makes compensation decisions regarding our executive officers. Our policies for setting compensation for each of our named executive officers (CEO, our current and former CFOs, and our three most highly paid executive officers) are the same as those for the rest of our executive officers. Our compensation program is a comprehensive package designed to motivate the executive officers to achieve our corporate objectives and is intended to be competitive and allow us to attract and retain highly qualified executive officers. In general, the types of compensation and benefits provided to our executive officers are similar to those provided to most other Microchip employees, and include salary, cash bonuses, RSUs, and other benefits described below.

Our Executive Compensation Policy and Objectives

Our compensation policy for executive officers, including our named executive officers, and key employees is based on a "pay-for-performance" philosophy. This "pay-for-performance" philosophy emphasizes variable compensation, primarily by placing a large portion of pay at risk. We believe that this philosophy meets the following objectives:

- rewards performance that may contribute to increased stockholder value,
- attracts, retains, motivates and rewards individuals with competitive compensation opportunities,
- aligns an executive officer's total compensation with our business objectives,
- fosters a team environment among our management that focuses their energy on achieving our financial and business objectives consistent with Microchip's "guiding values,"
- balances short-term and long-term strategic goals, and
- builds and encourages ownership of our common stock.

Decisions regarding cash and equity compensation also include subjective determinations and consideration of various factors with the weight given to a particular factor varying from time to time and in various individual cases, such as an executive officer's experience in the industry and the perceived value of the executive officer's position to Microchip as a whole.

In response to the adverse global economic conditions which impacted our business in fiscal 2009, we took a number of actions to significantly reduce our operating expenses, including significant reductions in compensation for our executive officers and other employees. These actions included:

- a reduction in salary equal to one week without pay in the third quarter of fiscal 2009 which ended December 31, 2008,
- a 10% salary reduction for all executive officers effective December 29, 2008,
- a week off without pay in the fourth quarter of fiscal 2009 which ended March 31, 2009,
- no payments under our Executive Management Incentive Compensation Plan, or EMICP, or under our Discretionary Management Incentive Compensation Plan, or DMICP, for the third and fourth quarters of fiscal 2009,
- no payments to officers or employees under our Employee Cash Bonus Program, or ECBP, for the second, third and fourth quarters of fiscal 2009, and
- no matching contributions under our 401(k) for the third and fourth quarters of fiscal 2009.

We believe that the overall compensation levels for our executive officers, including our named executive officers, in fiscal 2009 were consistent with our "pay-for-performance" philosophy and are commensurate with our fiscal 2009 performance.

Executive Compensation Process

On an annual basis, the Compensation Committee evaluates and establishes the compensation of the executive officers, including the named executive officers. The Compensation Committee seeks input from Mr. Sanghi when discussing the performance of, and compensation levels for, the executive officers other than himself. Mr. Sanghi does not participate in deliberations relating to his own compensation.

The Compensation Committee designs our executive compensation program to be competitive with those of other companies in the semiconductor or related industries that are similar to us in number of employees, revenue and capitalization. The Compensation Committee determines appropriate levels of compensation for each executive officer based on their level of responsibility within the organization, performance, and overall contribution. After such determination, the Compensation Committee makes allocations between long-term and short-term as well as cash and non-cash elements of compensation. Microchip's financial and business objectives, the salaries of executive officers in similar positions with comparable companies and individual performance are considered in making these determinations. If compensation information is reviewed for other companies, it is obtained from published materials such as proxy statements, and information gathered from such companies directly. We do not engage consultants to conduct such review process for us.

The executive officer compensation process begins with consideration of Microchip's overall annual budget for employee compensation. The Compensation Committee considers the budgeted salary data and individual executive officer salary increases are determined with the goal of keeping the average executive officer salary increase within the budgeted range for all other employees. In setting annual salaries for executive officers, the Compensation Committee also considers relevant industry data but does not target any overall industry percentage level or peer group average.

Microchip's annual budget is created as part of Microchip's annual operating plan process under which business and financial objectives are initially developed by our executive officers, in conjunction with their respective operating units, and then discussed with and approved by our CEO. These objectives are then reviewed by our Board of Directors and the Board sets the overall financial and business objectives for Microchip on which incentive compensation is based.

The Compensation Committee sets the compensation of our Chairman, CEO and President, Mr. Sanghi, in the same manner as each of our other executive officers. In particular, the Compensation Committee considers Mr. Sanghi's level of responsibility, performance, and overall contribution to the results of the organization. The Compensation Committee also considers the compensation of CEOs of other companies in the semiconductor or related industries that are similar to us in number of employees, revenue and capitalization. Mr. Sanghi participates in the same cash incentive, equity incentive and benefit programs as our other executive officers. For example, his compensation is subject to the same performance metrics as our other executive officers under our EMICP and DMICP programs. The Compensation Committee recognizes that Mr. Sanghi's total compensation package is significantly higher than that of our other executive officers and the Committee believes this is appropriate in consideration of Mr. Sanghi's superior leadership of Microchip over a long period of time. In particular, the Committee believes that Mr. Sanghi's leadership has been key to the substantial revenue growth, strong market position and substantial increase in the market value of Microchip since taking Microchip public in 1993, and to leading Microchip's strong performance relative to others in the industry in the current adverse conditions facing the semiconductor industry and the global economy.

For fiscal 2009, the Compensation Committee reviewed and approved the total compensation package of all of our executive officers, including the elements of compensation discussed below, and determined the amounts to be reasonable and competitive. In addition, in light of the global economic downturn, the Compensation Committee took actions to reduce executive compensation as part of Microchip's overall efforts to significantly reduce its operating expenses.

Elements of Compensation

Our executive compensation program is currently comprised of four major elements:

- annual base salary,
- incentive cash bonuses,
- equity compensation, and
- compensation and employee benefits generally available to all of our employees.

The retirement benefits and other benefits offered to our executive officers are largely the same as those we provide to a broad base of employees. While our executive officers' level of participation in our management incentive compensation plans and equity incentive plans is typically higher than for our non-executive employees, based on the officers' level of responsibility and industry experience, the plans in which our executive officers are eligible to participate are very similar to those for our other employees. In accordance with Microchip's compensation philosophy, we do not offer perquisites to our executive officers. The Compensation Committee reviews each element of compensation separately and total compensation as a whole, other than those benefits which are available to all employees. The Compensation Committee determines the appropriate mix of elements to meet our compensation objectives and ensures that we remain competitive with the compensation practices in our industry.

Although our executive officers are entitled to certain severance and change of control benefits (as described below), the Compensation Committee does not consider such benefits to be elements of compensation for purposes of annual compensation reviews because such benefits may never be paid.

Base Salaries. We review the base salaries of our executive officers each year. When setting base salaries, we review the business and financial objectives for Microchip as a whole, as well as the objectives for each of the individual officers relative to their respective areas of responsibility. We may also consider the salaries of executive officers in similar positions with comparable companies in the semiconductor industry. This review encompasses the objectives for both the immediately preceding fiscal year and the upcoming fiscal year.

After consideration of the factors described above and in light of the adverse global economic conditions that impacted our business in fiscal 2009, the base salaries for our CEO and other named executive officers were not increased from the fiscal 2008 levels. In addition, during the third quarter of fiscal 2009, our CEO and other named executive officers (and many other employees) had their salaries reduced by one week's pay. Also, effective December 29, 2008, our CEO and other named executive officers (and many other employees), underwent a 10% reduction in base salary. In the fourth quarter of fiscal 2009 our CEO and other named executive officers received a week off without pay. The only salary increase among our named executive officers during fiscal 2009 was in connection with the promotion of our VP of Finance, J. Eric Bjornholt, to the position of CFO effective January 1, 2009.

Incentive Cash Bonuses. The Compensation Committee sets performance goals which, if met, result in quarterly payments to our executive officers under the EMICP. Executive officers may also receive quarterly payments under the DMICP. The Committee establishes performance goals which it believes are challenging, require a high level of performance and motivate participants to drive shareholder value, but which goals are expected to be achievable in the context of business conditions anticipated at the time the goals are set. When setting the performance goals, the Committee places more emphasis on the overall expected financial performance of Microchip rather than on the achievement of any one individual goal. The Committee believes that this focus on the overall payout incentivizes outstanding performance across the corporation and drives the overall financial success of the corporation. The Committee uses the DMICP to help achieve the overall objectives of the performance bonus program.

In fiscal 2009, the quarterly payments under the EMICP for our named executive officers were targeted at an aggregate of approximately $295,000 for all such officers as a group. The aggregate budgeted bonus pool under the various management incentive compensation plans is calculated by multiplying the eligible executive officer's bonus target percentage by his or her base salary. Actual payments under the various management incentive plans are predicated on Microchip's quarterly operating results and, with respect to the DMICP, a subjective element. Bonuses under the DMICP are subject to a maximum award of $2,500,000 per individual on an annual basis; however, all awards to date have been substantially less than such maximum amount.

In fiscal 2009, the following business and financial areas were selected as the basis for calculating bonuses under our management incentive compensation plans:

	Target Quarterly Measurement	Target % of Bonus
Total sequential revenue growth	4.00%	10.00%
16-bit sequential revenue growth	30.00%	5.00%
Analog sequential revenue growth	6.00%	5.00%
Gross margin percentage (non-GAAP)	59.00%	15.00%
Operating expenses as a percentage of sales (non-GAAP)	25.5%	15.00%
Operating income as a percentage of sales (non-GAAP)	33.00%	15.00%
Earnings per share (quarterly)	(1)	15.00%
DMICP	Discretionary	20.00%

(1) The EMICP quarterly non–GAAP earnings per share (EPS) targets for fiscal 2009 were $0.42, $0.43, and $0.37 for the first through third quarters, respectively. There was no EPS target set for the fourth quarter of fiscal 2009 due to the uncertain economic conditions existing at the time. The EPS targets (as well as the other targets under the EMICP) are set each quarter by the Compensation Committee and may be based on either GAAP or non-GAAP financial results at the discretion of the Compensation Committee. The Compensation Committee typically uses non-GAAP information when setting the targets because it believes such targets are more useful in understanding our operating results due to the exclusion of non-cash and other special charges.

Consistent with our "pay-for-performance" philosophy, our CEO and other executive officers received bonuses under the EMICP and DMICP for the first two quarters of fiscal 2009 as we achieved or exceeded 100% of the Target Quarterly Measurements stated above. However, to conserve cash, the Compensation Committee determined that only a portion of the awards should be paid. In particular, the EMICP bonuses for the first quarter of fiscal 2009 were paid at 80% and the bonuses for the second quarter of fiscal 2009 were paid at 60%. For the third and fourth quarters of fiscal 2009, no bonuses were paid under the EMICP as the performance criteria for such periods were not met and no amounts were paid under the DMICP for such periods due to adverse global economic conditions. For fiscal 2009, the total cash bonus payments under the EMICP and the DMICP for our named executive officers, other than our CEO, ranged from $9,240 to $47,450. In fiscal 2009, Mr. Sanghi earned an aggregate EMICP bonus of $374,413, and no DMICP bonus. The differences in the levels of compensation under these programs for the various executive officers are based upon their relative contribution, performance, and responsibility level within the organization.

Equity Compensation. Equity compensation, such as RSUs, constitutes a significant portion of our incentive compensation program because we believe that executive officers and key employees should hold a long-term equity stake in Microchip to align their collective interests with the interests of our stockholders. In fiscal 2009, equity grants in the form of RSUs were a significant portion of our executive officers' total compensation package.

We typically make equity compensation grants to executive officers and key employees in connection with their initial employment, and we also typically make quarterly evergreen grants of equity to incentivize employees on a continuing basis as their initial equity awards vest. In setting the amount of the equity compensation grants, the estimated value of the grants is considered, as well as the intrinsic value of the outstanding equity compensation held by the executive officer, both the unvested retention value and the vested amount. In setting these amounts and any performance goals, the Committee uses its judgment after considering the effect of the overall RSU amounts and the percentage of RSUs granted to executive officers in connection with the overall financial results and performance of the corporation.

The evergreen grants of RSUs for fiscal 2009 were awarded with vesting subject to meeting specified performance goals over identified periods. In fiscal 2009, these performance goals were related to achieving certain levels of operating profit over a specified time frame. Specifically, with respect to the awards made in April 2008, the performance goal was related to achieving non-GAAP operating profit for the six months ended September 30, 2008 from $160 million to $190 million with an achievement of $190 million of non-GAAP operating profit necessary for full vesting of the award. Based on the actual operating profit for such period, these awards vested at 100%. With respect to the awards made in July 2008, the performance goal was related to achieving non-GAAP operating profit for the six months ended December 31, 2008 from $157 million to $187 million with an achievement of $187 million of non-GAAP operating profit necessary for full vesting of the award. Based on the actual operating profit for such period, the performance goal was not achieved, these awards did not vest and were subsequently cancelled. With respect to the awards made in October 2008, the performance goal was related to achieving non-GAAP operating profit for the six months ended March 31, 2008 from $112 million to $142 million with an achievement of $142 million of non-GAAP operating profit necessary for full vesting of the award. Based on the actual operating profit for such period, the performance goal was not achieved, these awards did not vest and were subsequently cancelled. With respect to the awards made in February 2009, the performance goal was related to achieving non-GAAP operating profit of $21 million or more for the three months ended June 30, 2009 in order for the awards to vest in full. As of the date of this proxy statement, it was not known what portion of these awards, if any, will vest.

In addition to the evergreen RSU grants, in October 2008, we made additional RSU grants under the 2004 Equity Incentive Plan in order to recognize achievement of the Target Quarterly Measurements under the EMICP for the first and second quarters of fiscal 2009. These grants were made with vesting subject to a performance goal related to achieving non-GAAP operating profit for the six months ended March 31, 2009 from $112 million to $142 million with an achievement of $142 million of non-GAAP operating profit necessary for full vesting of the award. These awards were made in RSUs in order to incentivize employees on a continuing basis and to conserve cash. Based on the actual operating profit for such period, the performance goal was not achieved, these awards did not vest and were subsequently cancelled.

Grants of RSUs may also be made in connection with promotions, other changes in responsibilities or in recognition of other individual or Microchip developments or achievements. Grants of RSUs in fiscal 2009 typically were scheduled to vest approximately four years from the grant date. The RSUs were awarded without a purchase price and therefore have immediate value to recipients upon vesting. On March 31, 2009, approximately 58% of our employees worldwide held RSUs or options to purchase our common stock. Since the middle of fiscal 2006, RSUs have been the principal equity compensation vehicle for Microchip executive officers and key employees.

In granting equity compensation awards to executive officers, we consider numerous factors, including:

- the individual's position and responsibilities,
- the individual's future potential to influence our mid- and long-term growth,
- the vesting schedule of the awards, and
- the number and value of awards previously granted.

We do not separately target the equity element of our executive officer compensation programs at a specific percentage of overall compensation. However, overall total compensation is structured to be competitive so that we can attract and retain executive officers. In setting equity award levels, we also take into consideration the impact of the equity-based awards on the dilution of our stockholders' interests in our common stock.

Historically, the Compensation Committee had granted RSUs to executive officers and current employees once per year near the start of the fiscal year. In fiscal 2008, the Compensation Committee moved from annual grants to a quarterly grant program in order to more evenly record its stock-based compensation expense. Grants of RSUs to new employees are made once per month by the Employee Committee at a meeting of such committee. Microchip does not have any program, plan or practice to time grants of RSUs in coordination with the release of material non-public information. Microchip does not time, nor do we plan to time, the release of material non-public information for the purposes of affecting the value of executive compensation. Our 2004 Equity Incentive Plan provides that the value of RSUs be the market closing price of our stock on the grant date.

See the table under "*Grants of Plan-Based Awards for Fiscal Year Ended March 31, 2009*" at page 29 for information regarding RSUs granted during fiscal 2009 to our named executive officers.

Stock Ownership Guidelines For Key Employees And Directors. To help ensure alignment of the interests of our management and Board of Directors with those of our stockholders, we have put in place a stock holding policy that applies to each member of our management and Board of Directors. This policy was proposed by our Nominating and Governance Committee and ratified by our Board of Directors at its October 24, 2003 meeting. Under this policy, effective April 1, 2004, each of our directors, executive officers, vice presidents and internal director-level employees must maintain a specified minimum level of ownership of our stock during their tenure in their respective office or position. During fiscal 2009, all persons subject to this policy were in compliance with its terms.

Microchip does not permit executive officers to speculate in Microchip stock, which includes a prohibition on short selling, buying and selling options (including writing covered calls) or hedging or any type of arrangement that has a similar economic effect.

Other Compensation and Employee Benefits Generally Available to All Employees. We maintain compensation and employee benefits that are generally available to all Microchip employees, including:

- our employee stock purchase plan,
- medical, dental, vision, employee assistance program, flexible spending, and short- and long-term disability insurance, accidental death and dismemberment insurance,
- life insurance benefits,
- a 401(k) retirement savings plan,
- an employee cash bonus plan, and
- vacation and paid time off.

Since these programs are generally available to all employees, these forms of compensation are not independently evaluated by the Compensation Committee in connection with the annual determination of executive officer compensation.

Employee Stock Purchase Plan. Our 2001 Employee Stock Purchase Plan is a Section 423 qualified employee stock purchase plan that allows all U.S. employees the opportunity to purchase our common stock through payroll deduction at 85% of the fair market value at the lower of the price as of the opening of the two-year offering period or at the end of any six-month purchase period. A significant portion of our international employees have the ability to participate in the 1994 International Employee Stock Purchase Plan that allows them the opportunity to purchase our common stock through payroll deduction at 85% of the fair market value at the lower of the price as of the opening or the end of any six-month offering period.

Medical, Dental, Vision, Employee Assistance Program, Flexible Spending, Alternative Health Care, Long-Term Care, Legal Assistance, and Disability Coverage. We make medical, dental, vision, employee assistance program, flexible spending, alternative health care, long term care, legal assistance, and disability coverage available to all of our U.S. employees through our active benefit plans. Under these generally available plans, our named executives officers are eligible to receive between $1,000 and $7,500 per month in long-term disability coverage depending on which plan they elect. Short-term disability coverage is provided which allows for 100% of base salary to be paid for six months in the event of disability. Accidental death and dismemberment insurance with a benefit of one times the executive's annual salary is provided by

Microchip. Since all of our U.S. employees participate in this plan on a non-discriminatory basis, the value of these benefits to our named executive officers is not required to be included in the Summary Compensation Table on page 27 pursuant to SEC rules and regulations.

Life Insurance. In fiscal 2009, we provided life insurance coverage to our named executive officers in the amount up to one and a half times the executive's annual salary (up to a maximum of $500,000). The named executive officers may purchase supplemental life insurance at their own expense.

401(k). We maintain a 401(k) plan for the benefit of all of our U.S. employees in order to allow our employees to save for retirement. We contribute to our 401(k) plan each year based on our profitability during the year, subject to maximum contributions and other rules prescribed by Federal law governing such plans. Our named executive officers are permitted to participate in the plans to the same extent as our other U.S. employees. In light of the adverse global economic conditions which impacted our business in fiscal 2009 and our resulting actions to significantly reduce our operating expenses, no discretionary matching contributions were made for the third or fourth quarters of fiscal 2009, and we eliminated any required matching contribution effective January 1, 2009.

Employee Cash Bonus Plan. All of our employees worldwide participate in our Employee Cash Bonus Plan. The cash bonus plan can award each eligible employee with a target of two and one-half days of pay, calculated on base salary, every quarter, if certain operating profitability objectives are achieved. The pay-out is adjusted based on actual quarterly operating results. During fiscal 2009, bonus awards were paid out at 75% for the first quarter of fiscal 2009. There were no bonus awards for the second, third and fourth quarters of 2009 due to the adverse economic conditions, the impact of such conditions on our performance and our efforts to substantially reduce our operating expenses. Under such program, for fiscal 2009, our named executive officers received payments ranging from $998 to $3,857.

Vacation and Paid Time-Off Benefits. We provide vacation and other paid holidays to all of our employees, including our named executive officers. We believe our vacation and holidays are comparable to others in the industry.

Non-Qualified Deferred Compensation Plan. We maintain a non-qualified deferred compensation plan for certain employees, including our named executive officers, who receive compensation in excess of the 401(k) contribution limits imposed under the Internal Revenue Code and desire to defer more compensation than they would otherwise be permitted under a tax-qualified retirement plan, such as our 401(k) plan. Microchip does not make contributions to this non-qualified deferred compensation plan. This plan allows our executive officers to make pre-tax contributions to this plan which would be fully taxed to the executive officers after the executive officer's termination of employment with Microchip.

We do not have pension plans or other retirement plans for our named executive officers or our other U.S. employees.

Employment Contracts, Termination of Employment and Change of Control Arrangements We do not have employment contracts with our CEO, CFO or any of our executive officers, nor agreements to pay severance on involuntary termination (other than as stated in the change of control agreements below) or upon retirement. Our CEO, CFO, and our executive officers have entered into change of control agreements with us.

These agreements were designed to help ensure the continued services of our key executive officers in the event that a change of control of the company is effected, and to assist our key executive officers in transitioning from the company if as a result of a change of control, they lose their positions. We believe that the benefits provided by these agreements help to ensure that our management team will be incentivized to remain employed with Microchip during a change of control. Capitalized terms used herein and not defined shall have the meanings set forth in the change of control agreements. Additionally, our 2004 Equity Incentive Plan has a change of control provision which provides that any successor company shall assume each outstanding award or provide an equivalent substitute award; however, if the successor fails to do so, vesting of awards shall accelerate. The Compensation Committee considered prevalent market practices in determining the severance amounts and the basis for selecting the events triggering payment in the agreements.

With respect to our CEO, CFO and VP of Worldwide Sales, if the executive officer's employment terminates for reasons other than Cause within the Change of Control Period, the executive officer will be entitled to receive severance benefits consisting of the following primary components:

- a one-time payment of his base salary in effect immediately prior to the Change of Control or termination date, whichever is greater, for the following periods: (1) in the case of the CEO, two years; (2) in the case of the CFO and the VP of Worldwide Sales, one year; and

- a one-time payment of his bonuses for which he was or would have been eligible in the year in which the Change of Control occurred or for the year in which termination occurred, whichever is greater, for the following periods: (1) in the case of the CEO, two years; (2) in the case of the CFO and the VP of Worldwide Sales, one year; and
- a continuation of medical and dental benefits (subject to any required employee contributions) for the following periods: (1) in the case of the CEO, two years; (2) in the case of the CFO and VP of Worldwide Sales, one year; provided in each case that such benefits would cease sooner if and when the executive officer becomes covered by the plans of another employer; and
- a payment to cover any excise tax that may be due under Section 4999 of the Code, if the payments provided for in the change of control agreement constitute "parachute payments" under Section 280G of the Code and the value of such payments is more than three times the executive officer's "base amount" as defined by Section 280G(b)(3) of the Code.

With respect to our CEO, the CFO and the VP of Worldwide Sales, immediately prior to a Change of Control (regardless of whether the executive officer's employment terminates), all equity compensation held by the executive officer shall become fully vested.

With respect to our executive officers other than the CEO, the CFO and the VP of Worldwide Sales, if the executive officer terminates his employment for Good Reason, or the executive's employment is terminated for reasons other than Cause within the Change of Control Period, the executive officer will be entitled to receive severance benefits consisting of the following primary components:

- a one-time payment of his base salary in effect immediately prior to the Change of Control or termination date, whichever is greater, for one year, and
- a one-time payment of his bonuses for which he was or would have been eligible in the year in which the Change of Control occurred or for the year in which termination occurred, whichever is greater, for one year, and
- a continuation of medical and dental benefits (subject to any required employee contributions) for one year (provided in each case that such benefits would cease sooner if and when the executive officer becomes covered by the plans of another employer), and
- a payment to cover any excise tax that may be due under Section 4999 of the Code, if the payments provided for in the change of control agreement constitute "parachute payments" under Section 280G of the Code and the value of such payments is more that three times the executive officer's "base amount" as defined by Section 280G(b)(3) of the Code.

With respect to our executive officers other than the CEO, the CFO and the VP of Worldwide Sales, immediately upon termination during the Change of Control Period other than for Cause, all equity compensation held by the executive officer shall become fully vested.

The following table sets forth the aggregate dollar value of payments, to the extent calculable, in the event of a termination of a named executive officer on March 31, 2009, the last business day of our last completed fiscal year.

Name (1)	Salary	Bonus	Equity Compensation Due to Accelerated Vesting	Tax Gross-up on Change of Control (2)	Continuation of Certain Benefits (3)
Steve Sanghi (4)	$ 962,769	$ 1,962,568	$ 6,284,128	$ ---	2 years
Ganesh Moorthy (5)	221,738	130,484	2,175,620	1,057,929	1 year
Mitchell R. Little (5)	228,708	114,002	1,437,593	---	1 year
David S. Lambert (5)	199,387	97,393	1,085,648	---	1 year
J. Eric Bjornholt (5)	157,500	53,308	604,720	301,231	1 year

(1) Mr. Parnell was a party to a change of control agreement which terminated effective December 31, 2008 in connection with his stepping down from his position as VP and CFO in order to assume the role of VP, Business Development and Investor Relations.

(2) This payment covers any excise tax that may be payable under Section 4999 of the Code if the payments provided for under the change of control agreement constitute "parachute payments" under section 280G of the Code and the value of the payments is more than three times the executive officer's "base amount" as defined by Section 280G(b)(3) of the Code.

(3) Benefits continued under the change of control agreements are limited to company-paid medical, dental, vision and life insurance coverage at the same level of coverage the executive was provided immediately prior to termination of employment with Microchip. Amounts are not determinable at this time and are dependent on each executive officer's individual circumstances.

(4) The change of control payment includes an amount equal to twice the annual salary of the executive plus a bonus equal to two times the targeted annual amount payable to such executive under our management incentive compensation plans and employee cash bonus plan.

(5) The change of control payment includes an amount equal to one times the annual salary of the executive plus a bonus equal to the targeted annual amounts payable to such executive under our management incentive compensation plans and employee cash bonus plan.

Performance-Based Compensation and Financial Restatement

To date, Microchip has not experienced a financial restatement and has not considered or implemented a policy regarding retroactive adjustments to any cash or equity-based incentive compensation paid to its executive officers and other employees where such payments were predicated upon the achievement of certain financial results that would subsequently be the subject of a restatement.

Tax Deductibility

Section 162(m) of the Code disallows a corporate income tax deduction for executive compensation paid to our named executive officers in excess of $1,000,000 per year, unless that income meets permitted exceptions. In order to enhance our ability to obtain tax deductions for executive compensation, our stockholders approved the EMICP at our 2006 annual meeting. This allows us to seek to have such compensation under our EMICP qualify as performance-based compensation under Section 162(m). Additionally, our 2004 Equity Incentive Plan allows for the granting of performance-based awards such as RSUs. To the extent that we grant awards with such performance-based limitations, we would expect them to qualify as performance-based awards for purposes of 162(m).

To maintain flexibility in compensating Microchip's executive officers in a manner designed to promote varying corporate goals, it is not the policy of the Compensation Committee that executive compensation must be tax deductible. We intend to review the deductibility of executive officer compensation from time to time to determine whether any additional actions are advisable to obtain deductibility.

Conclusion

We believe that our executive team provided outstanding service to Microchip in fiscal 2009. We will work to assure that the executive compensation programs continue to meet Microchip's strategic goals as well as the overall objectives of the compensation program.

COMPENSATION COMMITTEE REPORT ON EXECUTIVE COMPENSATION [(2)]

The Compensation Committee has reviewed and discussed the Compensation Discussion and Analysis section of this proxy statement required by Item 402(b) of Regulation S-K with management and, based on such review and discussions, the Compensation Committee recommended to our Board of Directors that the Compensation Discussion and Analysis be included in this proxy statement.

By the Compensation Committee of the Board of Directors:

L.B. Day (Chair) Albert J. Hugo-Martinez Wade F. Meyercord

(2) The Compensation Committee Report on executive compensation is not "soliciting" material and is not deemed "filed" with the Securities and exchange Commission, and is not incorporated by reference into any filings of Microchip under the Securities Act of 1933 or the Securities Exchange Act of 1934 whether made before or after the date hereof and irrespective of any general incorporation language contained in such filings.

SUMMARY COMPENSATION TABLE

The following table lists the annual compensation for our CEO, our current and former CFOs and our three other most highly compensated executive officers (referred to as the "named executive officers") in the fiscal year ended March 31, 2009:

Name and Principal Position	Year	Salary (1)	Bonus (2)	Stock Awards (3)	Option Awards (4)	Non-Equity Incentive Plan Compensation (5)	Change in Pension Value and Non-Qualified Deferred Compensation Earnings (6)	All Other Compensation (7)	Total
Steve Sanghi, President and CEO	2009	$ 502,985	$ 3,857	$ 1,682,278	$ 739,416	$ 374,413	$ ---	$ 2,496	$3,305,445
	2008	532,675	7,714	1,183,405	1,293,246	751,495	---	4,231	3,772,766
	2007	515,010	28,467	904,135	1,787,773	1,167,276	---	5,005	4,407,666
Ganesh Moorthy, Executive Vice President	2009	231,687	1,777	542,172	203,977	47,450	---	2,623	1,029,686
	2008	243,455	3,554	330,637	338,018	95,193	---	3,827	1,014,684
	2007	215,632	11,741	243,322	422,967	134,866	---	4,152	1,032,680
Mitchell R. Little, VP Worldwide Sales and Applications	2009	238,971	1,833	385,440	142,784	40,919	---	3,123	813,070
	2008	252,625	3,666	271,018	222,517	82,119	---	3,123	835,068
	2007	241,808	13,420	207,179	256,258	125,844	---	3,896	848,405
David S. Lambert, VP, Fab Operations	2009	208,334	1,598	299,490	142,784	34,896	---	2,749	689,851
	2008	220,321	3,196	213,738	222,517	70,035	---	2,822	732,629
	2007	211,414	11,733	165,743	256,258	107,635	---	3,487	756,270
Gordon W. Parnell, VP, Business Development and Investor Relations and Former CFO (8)	2009	207,816	1,678	160,881	132,585	36,662	---	3,020	542,642
	2008	231,384	3,356	132,585	204,359	73,552	---	3,088	726,775
	2007	222,030	12,322	36,662	238,150	113,039	---	3,791	743,236
J. Eric Bjornholt, Current VP and CFO (8)	2009	137,765	998	102,154	15,879	9,240	---	1,383	267,419

(1) Represents the base salary earned by each executive officer in the specified fiscal year.

(2) Represents bonuses earned by each executive officer in the specified fiscal year under our ECBP.

(3) Represents the compensation cost recognized in our financial statements in the specified fiscal year under SFAS No. 123R related to RSUs for each executive officer and thus may include amounts from awards granted prior to the specified fiscal year. For information on the valuation assumptions made with respect to the grants of RSUs in fiscal 2009, please refer to the assumptions for fiscal years ended March 31, 2009, 2008, and 2007 stated in Note 15, "Equity Incentive Plans" to Microchip's audited financial statements for the fiscal year ended March 31, 2009.

(4) Represents the compensation cost recognized in our financial statements in the specified fiscal year under SFAS No. 123R related to non-qualified stock options and RSUs for each executive officer and thus may include amounts from awards

granted prior to the specified fiscal year. For information on the valuation assumptions made with respect to the foregoing option and RSU grants, please refer to the assumptions for fiscal years ended March 31, 2006, 2005 and 2004 stated in Note 15, "Equity Incentive Plans" to Microchip's audited financial statements for the fiscal year ended March 31, 2006, included in Microchip's Annual Report on Form 10-K filed with the Securities and Exchange Commission on May 31, 2006.

(5) Represents the aggregate amount of bonuses earned by each executive officer in the specified fiscal year under our MICP, EMICP and DMICP. Each executive officer received the following payments under each of such plans in the specified fiscal year:

Named Executive Officer	Year	MICP	EMICP	DMICP
Steve Sanghi	2009	$ ---	$ 374,413	$ ---
	2008	---	697,312	54,183
	2007	640,705	419,804	106,767
Ganesh Moorthy	2009	---	47,450	---
	2008	---	88,330	6,863
	2007	72,063	50,069	12,734
Mitchell R. Little	2009	---	40,919	---
	2008	---	76,198	5,921
	2007	69,074	45,259	11,511
David S. Lambert	2009	---	34,896	---
	2008	---	64,985	5,050
	2007	59,080	38,710	9,845
Gordon W. Parnell (8)	2009	---	36,662	---
	2008	---	68,249	5,303
	2007	62,046	40,654	10,339
J. Eric Bjornholt (8)	2009	9,240	---	---

(6) The contributions under our non-qualified deferred compensation plan are invested at the discretion of the executive officer and there are no above-market or preferential earnings on such amounts made or provided by Microchip.

(7) Consists of company-matching contributions to our 401(k) retirement savings plan and the full dollar value of premiums paid by Microchip for life insurance for the benefit of a named executive officer in the amounts shown below:

Named Executive Officer	Year	401(k)	Life Insurance
Steve Sanghi	2009	$ 1,599	$ 897
	2008	3,696	535
	2007	4,525	480
Ganesh Moorthy	2009	2,012	611
	2008	3,306	521
	2007	3,738	414
Mitchell R. Little	2009	1,515	1,608
	2008	2,590	533
	2007	3,431	465
David S. Lambert	2009	1,361	1,388
	2008	2,350	472
	2007	3,081	406
Gordon W. Parnell (8)	2009	1,526	1,494
	2008	2,593	495
	2007	3,365	426
J. Eric Bjornholt (8)	2009	1,208	175

(8) Gordon W. Parnell stepped down from his position as our VP and CFO effective December 31, 2008 and assumed a new role of VP, Business Development and Investor Relations. J. Eric Bjornholt was elected as our VP and CFO effective as of January 1, 2009.

Grants of Plan-Based Awards During Fiscal 2009

The following table sets forth information with respect to our EMICP, our DMICP, and our ECBP, as well as RSUs made to our named executive officers under the 2004 Equity Incentive Plan, including the grant date fair value of the RSUs. Amounts listed in the "Estimated Future Payouts Under Non-Equity Incentive Plan Awards" column are annual targets based on the salaries of the named executive officers at the end of fiscal 2009. Actual payments for our bonus plans in fiscal 2009 are reflected in the Summary Compensation Table above. Equity awards in the table below were granted in fiscal 2009.

GRANTS OF PLAN-BASED AWARDS
For Fiscal Year Ended March 31, 2009

		Estimated Future Payouts Under Non-Equity Incentive Plan Awards						
Name	Grant Date	Threshold ($) (1)	Target ($)	Maximum ($) (1)	All Other Stock Awards: Number of Shares of Stock or Units (#) (2)	All Other Option Awards: Number of Securities Underlying Options (#)	Exercise or Base Price of Option Awards ($/Sh)	Grant Date Fair Value of Stock and Option Awards ($) (3)
Steve Sanghi	04/01/2008	---	---	---	20,029	---	---	559,811
	04/01/2008	---	---	---	214	---	---	5,981
	07/01/2008	---	---	---	21,757(4)	---	---	565,247
	10/31/2008	---	---	---	6,536(4)	---	---	150,916
	10/31/2008	---	---	---	26,703(4)	---	---	508,158
	10/31/2008	---	---	---	22,125(4)	---	---	449,137
	02/27/2009	---	---	---	38,624	---	---	560,048
	02/27/2009	---	---	---	26,700	---	---	399,966
	02/27/2009	---	---	---	22,200	---	---	343,434
	02/27/2009	---	---	---	6,550	---	---	115,280
	---	---	770,215(5)	---	---	---	---	---
	---	---	192,554(6)	---	---	---	---	---
	---	---	18,515(7)	---	---	---	---	---
Ganesh Moorthy	04/01/2008	---	---	---	7,439	---	---	207,920
	04/01/2008	---	---	---	3,000	---	---	83,850
	04/01/2008	---	---	---	2,000	---	---	55,900
	04/01/2008	---	---	---	303	---	---	8,469
	07/01/2008	---	---	---	8,081(4)	---	---	209,944
	10/31/2008	---	---	---	827(4)	---	---	19,095
	10/31/2008	---	---	---	9,918(4)	---	---	188,740
	10/31/2008	---	---	---	11,902(4)	---	---	241,611
	02/27/2009	---	---	---	14,346	---	---	208,017
	02/27/2009	---	---	---	10,000	---	---	149,800
	02/27/2009	---	---	---	12,000	---	---	185,640
	02/27/2009	---	---	---	850	---	---	14,960
	---	---	97,565(5)	---	---	---	---	---
	---	---	24,391(6)	---	---	---	---	---
	---	---	8,528(7)	---	---	---	---	---
Mitchell R. Little	04/01/2008	---	---	---	4,578	---	---	127,955
	04/01/2008	---	---	---	117	---	---	3,270
	07/01/2008	---	---	---	4,973(4)	---	---	129,199
	10/31/2008	---	---	---	714(4)	---	---	16,486
	10/31/2008	---	---	---	6,103(4)	---	---	116,140
	10/31/2008	---	---	---	6,103(4)	---	---	123,891

Name	Grant Date	Estimated Future Payouts Under Non-Equity Incentive Plan Awards Threshold ($) (1)	Target ($)	Maximum ($) (1)	All Other Stock Awards: Number of Shares of Stock or Units (#) (2)	All Other Option Awards: Number of Securities Underlying Options (#)	Exercise or Base Price of Option Awards ($/Sh)	Grant Date Fair Value of Stock and Option Awards ($) (3)
	02/27/2009	---	---	---	8,828	---	---	128,006
	02/27/2009	---	---	---	6,200	---	---	92,876
	02/27/2009	---	---	---	6,200	---	---	95,914
	02/27/2009	---	---	---	750	---	---	13,200
	---	---	84,165(5)	---	---	---	---	---
	---	---	21,041(6)	---	---	---	---	---
	---	---	8,796(7)	---	---	---	---	---
David S. Lambert	04/01/2008	---	---	---	3,434	---	---	95,980
	04/01/2008	---	---	---	102	---	---	2,851
	07/01/2008	---	---	---	3,730(4)	---	---	96,905
	10/31/2008	---	---	---	609(4)	---	---	14,062
	10/31/2008	---	---	---	4,578(4)	---	---	87,119
	10/31/2008	---	---	---	3,815(4)	---	---	77,445
	02/27/2009	---	---	---	6,621	---	---	96,005
	02/27/2009	---	---	---	4,600	---	---	68,908
	02/27/2009	---	---	---	3,900	---	---	60,333
	02/27/2009	---	---	---	650	---	---	11,440
	---	---	71,779(5)	---	---	---	---	---
	---	---	17,945(6)	---	---	---	---	---
	---	---	7,669(7)	---	---	---	---	---
Gordon W. Parnell	10/31/2008	---	---	---	639(4)	---	---	14,755
	03/02/2009	---	---	---	650	---	---	8,970
	---	---	37,800(5)	---	---	---	---	---
	---	---	9,450(5)	---	---	---	---	---
	---	---	6,058(6)	---	---	---	---	---
J. Eric Bjornholt	04/01/2008	---	---	---	311	---	---	8,692
	04/01/2008	---	---	---	190	---	---	5,310
	04/01/2008	---	---	---	679	---	---	18,978
	04/01/2008	---	---	---	152	---	---	4,248
	07/01/2008	---	---	---	349	---	---	9,067
	07/01/2008	---	---	---	213	---	---	5,534
	07/01/2008	---	---	---	760	---	---	19,745
	08/14/2008	---	---	---	38	---	---	1,241
	09/05/2008	---	---	---	615	---	---	16,869
	10/02/2008	---	---	---	388	---	---	8,210
	10/02/2008	---	---	---	237	---	---	5,015
	10/02/2008	---	---	---	846	---	---	17,901
	10/31/2008	---	---	---	106	---	---	2,448
	12/16/2008	---	---	---	3,000	---	---	48,150
	12/16/2008	---	---	---	3,500	---	---	56,175
	12/16/2008	---	---	---	4,000	---	---	64,200
	12/16/2008	---	---	---	4,500	---	---	72,225
	02/27/2009	---	---	---	4,414	---	---	64,003

Name	Grant Date	Estimated Future Payouts Under Non-Equity Incentive Plan Awards			All Other Stock Awards: Number of Shares of Stock or Units (#) (2)	All Other Option Awards: Number of Securities Underlying Options (#)	Exercise or Base Price of Option Awards ($/Sh)	Grant Date Fair Value of Stock and Option Awards ($) (3)
		Threshold ($) (1)	Target ($)	Maximum ($) (1)				
	---	---	37,800(5)	---	---	---	---	---
	---	---	9,450(6)	---	---	---	---	---
	---	---	6,058(7)	---	---	---	---	---

(1) Individual awards under our EMICP are made quarterly and are not stated in terms of a threshold or maximum amount for an award period. The EMICP does provide that the maximum amount payable to any participant is $2.5 million for any fiscal year.

(2) Represents RSUs granted under Microchip's 2004 Equity Incentive Plan.

(3) This column shows the full grant date fair value of RSU awards under SFAS No. 123R granted to the named executives under SFAS No. 123R in fiscal 2009. Generally, the full grant date fair value is the amount that Microchip would expense in its financial statements over the award's vesting schedule.

(4) The vesting of this grant was subject to achievement of performance goals which were not met, therefore these grants were cancelled and will not vest.

(5) This annual target represents the percentage of the executive officer's base salary reflected in dollar terms targeted under Microchip's EMICP.

(6) This annual target represents the percentage of the executive officer's base salary reflected in dollar terms targeted under Microchip's DMICP.

(7) Microchip's EMICP annual target is based on 2.5 days of base salary per quarter, or on an annual basis, two weeks of the executive officer's annual base salary.

Summary Compensation Table and Grants of Plan-Based Awards Table Discussion

Based on the data stated in the Summary Compensation Table, the level of salary, bonus and non-equity incentive plan compensation in proportion to total compensation ranged from approximately 27% to 55% for the named executive officers in fiscal 2009. See the "Compensation Discussion and Analysis" section of this proxy statement for further discussion of overall compensation and how compensation is determined.

We do not have employment contracts with our named executive officers, nor agreements to pay severance on involuntary termination (other than as stated in the change of control agreements discussed above under the heading "Employment Contracts, Termination of Employment and Change of Control Arrangements") or retirement.

For a discussion of the material terms of the awards listed in the Grants of Plan-Based Awards Table, see our discussion of the equity awards and incentive cash bonuses in the "Compensation Discussion and Analysis" section of this proxy statement under the headings "Incentive Cash Bonus," "Equity Compensation," and "Cash Bonus Plan."

Microchip has not repriced any stock options or made any material modifications to any equity-based awards during the last fiscal year.

OUTSTANDING EQUITY AWARDS AT FISCAL 2009 YEAR END

	Option Awards					Stock Awards			
Name	Number of Securities Underlying Unexercised Options (#) Exercisable	Number of Securities Underlying Unexercised Options (#) Unexercisable	Equity Incentive Plan Awards: Number of Securities Underlying Unexercised Unearned Options (#)	Option Exercise Price ($)	Option Expiration Date	Number of Shares or Units of Stock that Have Not Vested (#)	Market Value of Shares or Units of Stock That Have Not Vested [27] ($)	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights that Have Not Vested (#)	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested ($)
Steve Sanghi	247,500[(1)]	---	---	23.39	04/14/2010	---	---	---	---
	4,756[(1)]	---	---	15.86	06/01/2011	---	---	---	---
	26,457[(1)]	---	---	24.27	01/22/2012	---	---	---	---
	303,750[(1)]	---	---	24.04	10/25/2012	---	---	---	---
	58,541[(1)]	---	---	18.48	04/09/2013	---	---	---	---
	2,602[(1)]	---	---	18.48	04/09/2013	---	---	---	---
	135,000[(1)]	---	---	18.48	04/09/2013	---	---	---	---
	70,249[(1)]	---	---	26.14	10/09/2013	---	---	---	---
	23,400[(1)]	---	---	27.39	10/24/2013	---	---	---	---
	145,000[(1)]	---	---	27.05	04/01/2014	---	---	---	---
	10,000[(1)]	---	---	27.05	04/01/2014	---	---	---	---
	145,000[(1)]	---	---	26.25	07/21/2014	---	---	---	---
	49,939[(1)]	---	---	27.15	04/03/2012	---	---	---	---
	202,500[(1)]	---	---	27.15	04/03/2012	---	---	---	---
	47,562[(1)]	---	---	21.00	08/01/2012	---	---	---	---
	---	145,000[(2)]	---	25.29	04/01/2015	---	---	---	---
	---	---	---	---	---	29,000[(3)]	614,510	---	---
	---	---	---	---	---	65,000[(4)]	1,377,350	---	---
	---	---	---	---	---	17,500[(5)]	370,825	---	---
	---	---	---	---	---	32,778[(6)]	694,556	---	---
	---	---	---	---	---	37,966[(7)]	804,500	---	---
	---	---	---	---	---	20,029[(8)]	424,415	---	---
	---	---	---	---	---	214[(9)]	4,535	---	---
	---	---	---	---	---	21,757[(10)]	461,031	---	---
	---	---	---	---	---	38,624[(11)]	818,443	---	---
	---	---	---	---	---	26,700[(12)]	565,773	---	---
	---	---	---	---	---	22,200[(13)]	470,418	---	---
	---	---	---	---	---	6,550[(14)]	138,795	---	---
	---	---	---	---	---	6,536[(10)]	138,498	---	---
	---	---	---	---	---	26,703[(10)]	565,837	---	---
	---	---	---	---	---	22,125[(10)]	468,829	---	---
Ganesh Moorthy	72,000[(1)]	---	---	23.70	12/03/2011	---	---	---	---
	26,000[(1)]	---	---	24.04	10/25/2012	---	---	---	---
	35,000[(1)]	---	---	18.48	04/09/2013	---	---	---	---
	7,060[(1)]	---	---	26.14	10/09/2013	---	---	---	---
	40,000[(1)]	---	---	27.05	04/01/2014	---	---	---	---
	5,000[(1)]	---	---	27.05	04/01/2014	---	---	---	---
	25,000[(1)]	---	---	26.25	07/21/2014	---	---	---	---
	3,600[(1)]	---	---	27.15	04/03/2012	---	---	---	---
	39,000[(1)]	---	---	27.15	04/03/2012	---	---	---	---
	24,000[(1)]	---	---	27.15	04/03/2012	---	---	---	---
	16,500[(1)]	---	---	27.15	04/03/2012	---	---	---	---

	Option Awards					Stock Awards			
Name	Number of Securities Underlying Unexercised Options (#) Exercisable	Number of Securities Underlying Unexercised Options (#) Unexercisable	Equity Incentive Plan Awards: Number of Securities Underlying Unexercised Unearned Options (#)	Option Exercise Price ($)	Option Expiration Date	Number of Shares or Units of Stock that Have Not Vested (#)	Market Value of Shares or Units of Stock That Have Not Vested[27] ($)	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights that Have Not Vested (#)	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested ($)
	---	40,000[2]	---	25.29	04/01/2015	---	---	---	---
	---	---	---	---	---	8,000[3]	169,520	---	---
	---	---	---	---	---	17,000[4]	360,230	---	---
	---	---	---	---	---	5,500[5]	116,545	---	---
	---	---	---	---	---	10,302[6]	218,299	---	---
	---	---	---	---	---	11,932[7]	252,839	---	---
	---	---	---	---	---	7,439[8]	157,632	---	---
	---	---	---	---	---	3,000[7]	63,570	---	---
	---	---	---	---	---	2,000[15]	42,380	---	---
	---	---	---	---	---	303[16]	6,421	---	---
	---	---	---	---	---	8,081[10]	171,236	---	---
	---	---	---	---	---	14,346[11]	303,992	---	---
	---	---	---	---	---	10,000[12]	211,900	---	---
	---	---	---	---	---	12,000[13]	254,280	---	---
	---	---	---	---	---	850[14]	18,012	---	---
	---	---	---	---	---	827[10]	17,524	---	---
	---	---	---	---	---	9,918[10]	210,162	---	---
	---	---	---	---	---	11,902[10]	252,203	---	---
Mitchell R. Little	1[1]	---	---	29.11	08/01/2010	---	---	---	---
	10,000[1]	---	---	18.48	04/09/2013	---	---	---	---
	27,978[1]	---	---	27.05	04/01/2014	---	---	---	---
	---	28,000[2]	---	25.29	04/01/2015	---	---	---	---
	---	---	---	---	---	7,000[3]	148,330	---	---
	---	---	---	---	---	14,000[4]	296,660	---	---
	---	---	---	---	---	4,000[5]	84,760	---	---
	---	---	---	---	---	7,492[6]	158,755	---	---
	---	---	---	---	---	8,678[7]	183,887	---	---
	---	---	---	---	---	4,578[8]	97,008	---	---
	---	---	---	---	---	117[17]	2,479	---	---
	---	---	---	---	---	4,973[10]	105,378	---	---
	---	---	---	---	---	8,828[11]	187,065	---	---
	---	---	---	---	---	6,200[12]	131,378	---	---
	---	---	---	---	---	6,200[13]	131,378	---	---
	---	---	---	---	---	750[14]	15,893	---	---
	---	---	---	---	---	714[10]	15,130	---	---
	---	---	---	---	---	6,103[10]	129,323	---	---
	---	---	---	---	---	6,103[10]	129,323	---	---
David S. Lambert	48,600[1]	---	---	23.39	04/14/2010	---	---	---	---
	7,740[1]	---	---	15.92	04/02/2011	---	---	---	---
	32,400[1]	---	---	15.92	04/02/2011	---	---	---	---
	1,935[1]	---	---	15.86	06/01/2011	---	---	---	---
	2,871[1]	---	---	24.27	01/22/2012	---	---	---	---
	26,000[1]	---	---	24.04	10/25/2012	---	---	---	---
	6,307[1]	---	---	18.48	04/09/2013	---	---	---	---
	1,051[1]	---	---	18.48	04/09/2013	---	---	---	---

	Option Awards					Stock Awards			
Name	Number of Securities Underlying Unexercised Options (#) Exercisable	Number of Securities Underlying Unexercised Options (#) Unexercisable	Equity Incentive Plan Awards: Number of Securities Underlying Unexercised Unearned Options (#)	Option Exercise Price ($)	Option Expiration Date	Number of Shares or Units of Stock that Have Not Vested (#)	Market Value of Shares or Units of Stock That Have Not Vested [27] ($)	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights that Have Not Vested (#)	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested ($)
	26,000[1]	---	---	18.48	04/09/2013	---	---	---	---
	7,568[1]	---	---	26.14	10/09/2013	---	---	---	---
	28,000[1]	---	---	27.05	04/01/2014	---	---	---	---
	2,000[1]	---	---	27.05	04/01/2014	---	---	---	---
	10,000[1]	---	---	26.25	07/21/2014	---	---	---	---
	5,418[1]	---	---	27.15	04/03/2012	---	---	---	---
	39,000[1]	---	---	27.15	04/03/2012	---	---	---	---
	5,160[1]	---	---	21.00	08/01/2012	---	---	---	---
	---	28,000[2]	---	25.29	04/01/2015	---	---	---	---
	---	---	---	---	---	5,600[3]	118,664	---	---
	---	---	---	---	---	11,200[4]	237,328	---	---
	---	---	---	---	---	3,000[5]	63,570	---	---
	---	---	---	---	---	5,619[6]	119,067	---	---
	---	---	---	---	---	6,508[7]	137,905	---	---
	---	---	---	---	---	3,434[8]	72,766	---	---
	---	---	---	---	---	102[9]	2,161	---	---
	---	---	---	---	---	3,730[10]	79,039	---	---
	---	---	---	---	---	6,621[11]	140,299	---	---
	---	---	---	---	---	4,600[12]	97,474	---	---
	---	---	---	---	---	3,900[13]	82,641	---	---
	---	---	---	---	---	650[14]	13,744	---	---
	---	---	---	---	---	609[10]	12,905	---	---
	---	---	---	---	---	4,578[10]	97,008	---	---
	---	---	---	---	---	3,815[10]	80,840	---	---
Gordon W. Parnell	8,550[1]	---	---	24.86	06/01/2010	---	---	---	---
	3,022[1]	---	---	24.27	01/22/2012	---	---	---	---
	7,948[1]	---	---	26.14	10/09/2013	---	---	---	---
	26,000[1]	---	---	27.05	04/01/2014	---	---	---	---
	10,000[1]	---	---	26.25	07/21/2014	---	---	---	---
	5,704[1]	---	---	27.15	04/03/2012	---	---	---	---
	38,582[1]	---	---	27.15	04/03/2012	---	---	---	---
	---	26,000[2]	---	25.29	04/01/2015	---	---	---	---
	---	---	---	---	---	5,200[3]	$110,188	---	---
	---	---	---	---	---	10,400[4]	$220,376	---	---
	---	---	---	---	---	650[14]	$13,774	---	---
	---	---	---	---	---	639[10]	$13,540	---	---
J. Eric Bjornholt	2,375[1]	---	---	23.39	04/14/2010	---	---	---	---
	457[1]	---	---	24.27	01/22/2012	---	---	---	---
	356[1]	---	---	24.04	10/25/2012	---	---	---	---
	1,172[1]	---	---	26.14	10/09/2013	---	---	---	---
	326[1]	---	---	28.31	02/02/2014	---	---	---	---
	3,000[1]	---	---	27.05	04/01/2014	---	---	---	---
	1,500[1]	---	---	27.05	04/01/2014	---	---	---	---
	1,000[1]	---	---	26.25	07/21/2014	---	---	---	---
	864[1]	---	---	27.15	04/03/2012	---	---	---	---

	Option Awards					Stock Awards			
Name	Number of Securities Underlying Unexercised Options (#) Exercisable	Number of Securities Underlying Unexercised Options (#) Unexercisable	Equity Incentive Plan Awards: Number of Securities Underlying Unexercised Unearned Options (#)	Option Exercise Price ($)	Option Expiration Date	Number of Shares or Units of Stock that Have Not Vested (#)	Market Value of Shares or Units of Stock That Have Not Vested [27] ($)	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights that Have Not Vested (#)	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested ($)
	1,782[1]	---	---	27.15	04/03/2012	---	---	---	---
	823[1]	---	---	21.00	08/01/2012	---	---	---	---
	---	3,300[2]	---	25.29	04/01/2015	---	---	---	---
	---	---	---	---	---	660[3]	13,985	---	---
	---	---	---	---	---	125[3]	2,6278	---	---
	---	---	---	---	---	1,354[4]	28,691	---	---
	---	---	---	---	---	425[5]	9,006	---	---
	---	---	---	---	---	300[18]	6,357	---	---
	---	---	---	---	---	425[19]	9,006	---	---
	---	---	---	---	---	430[6]	9,112	---	---
	---	---	---	---	---	521[7]	11,040	---	---
	---	---	---	---	---	311[20]	6,590	---	---
	---	---	---	---	---	190[5]	4,026	---	---
	---	---	---	---	---	679[8]	14,388	---	---
	---	---	---	---	---	152[9]	3,221	---	---
	---	---	---	---	---	349[21]	13,752	---	---
	---	---	---	---	---	213[19]	4,513	---	---
	---	---	---	---	---	760[22]	16,104	---	---
	---	---	---	---	---	38[23]	805	---	---
	---	---	---	---	---	615[24]	13,032	---	---
	---	---	---	---	---	388[25]	8,222	---	---
	---	---	---	---	---	237[6]	5,022	---	---
	---	---	---	---	---	846[12]	17,927	---	---
	---	---	---	---	---	106[26]	2,246	---	---
	---	---	---	---	---	3,000[14]	63,570	---	---
	---	---	---	---	---	3,500[15]	74,165	---	---
	---	---	---	---	---	4,000[7]	84,760	---	---
	---	---	---	---	---	4,500[11]	95,355	---	---
	---	---	---	---	---	4,414[11]	93,533	---	---

1 The option is fully vested.
2 The option vests in 12 equal monthly installments, commencing on March 31, 2009.
3 The award vests quarterly over a two-year period, commencing on May 1, 2008.
4 The award vests quarterly over a one-year period, commencing on May 1, 2010.
5 The award vests in full on May 1, 2011.
6 The award vests in full on November 1, 2011.
7 The award vests in full on February 1, 2012.
8 The award vests in full on May 1, 2012.
9 The award vests in two equal installments on November 1, 2009 and February 1, 2010.
10 The vesting of this grant was subject to achievement of performance goals which were not met, therefore these grants were cancelled and will not vest.
11 The award vests in full on February 1, 2013.
12 The award vests in full on November 1, 2012.
13 The award vests quarterly over a two-year period commencing on February 1, 2010.
14 The award vests in full on February 1, 2010.

15 The award vests in full on February 1, 2011.
16 The award vests in one installment of 151 shares on November 1, 2009 and one installment of 152 shares on February 1, 2010.
17 The award vests in one installment of 58 shares on November 1, 2009 and one installment of 59 shares on February 1, 2010.
18 The award vests in full on May 1, 2009.
19 The award vests in full on August 1, 2011.
20 The award vests in full on May 1, 2010.
21 The award vests in full on August 1, 2010.
22 The award vests in full on August 1, 2012.
23 The award vests in full on August 14, 2009.
24 The award vests quarterly over a two-year period, commencing on August 1, 2009.
25 The award vests in full on November 1, 2010.
26 The award vests in full on November 2, 2009.
27 Represents number of RSUs multiplied by $21.19, the closing price of our common stock on March 31, 2009.

OPTION EXERCISES AND STOCK VESTED
For Fiscal Year Ended March 31, 2009

	Option Awards		Stock Awards	
Name	**Number of Shares Acquired on Exercise (#)**	**Value Realized on Exercise ($)**	**Number of Shares Acquired on Vesting (#)**	**Value Realized on Vesting ($)**
Steve Sanghi, President and CEO	71,343	1,130,287	7,250	138,765
	103,750	2,086,724	7,250	275,500
	81,000	1,232,253	7,250	228,883
	84,000	1,534,092	7,250	178,713
Ganesh Moorthy, Executive Vice President	---	---	2,000	38,280
	---	---	2,000	76,000
	---	---	2,000	63,140
	---	---	2,000	49,300
Mitchell R. Little, VP, Worldwide Sales and Applications	22	79	1,750	33,495
	16,000	294,240	1,750	66,500
	9,375	125,259	1,750	55,247
	2,084	21,882	1,750	43,137
	6,500	82,615	---	---
	1,457	14,133	---	---
David S. Lambert, VP, Fab Operations	20,283	181,132	1,400	26,796
	60,750	542,512	1,400	53,200
	3,837	91,414	1,400	44,198
	---	---	1,400	34,510

	Option Awards		Stock Awards	
Name	**Number of Shares Acquired on Exercise (#)**	**Value Realized on Exercise ($)**	**Number of Shares Acquired on Vesting (#)**	**Value Realized on Vesting ($)**
Gordon W. Parnell, VP, Business Development and Investor Relations, and former CFO	400	5,376	1,875	71,250
	100	1,343	1,300	49,400
	400	5,368	1,300	41,041
	100	1,341	1,300	32,045
	400	5,360	1,300	24,882
	300	4,017	---	---
	1,100	14,718	---	---
	1,300	17,381	---	---
	1,700	22,712	---	---
	1,500	20,025	---	---
	100	1,334	---	---
	400	5,332	---	---
	1,100	14,652	---	---
	1,100	14,641	---	---
	101	1,343	---	---
	2,000	26,580	---	---
	3,472	46,108	---	---
	327	4,339	---	---
	400	5,304	---	---
	2,825	37,431	---	---
	1,007	13,333	---	---
	2,168	28,683	---	---
	200	2,642	---	---
	500	6,600	---	---
	1,600	21,104	---	---
	700	9,226	---	---
	500	6,585	---	---
	200	2,632	---	---
	93	1,815	---	---
	300	5,826	---	---
	2,000	38,240	---	---

	Option Awards		Stock Awards	
Name	Number of Shares Acquired on Exercise (#)	Value Realized on Exercise ($)	Number of Shares Acquired on Vesting (#)	Value Realized on Vesting ($)
	1,000	19,070	---	---
	2,000	38,340	---	---
	11,000	209,220	---	---
	940	17,926	---	---
	1,060	17,543	---	---
	4,373	72,592	---	---
J. Eric Bjornholt, VP and CFO	304	5,949	31	593
	700	13,699	165	3,158
	1,000	19,094	31	1,178
	---	---	165	6,270
	---	---	31	979
	---	---	165	5,209
	---	---	31	764
	---	---	165	4,067

Non-Qualified Deferred Compensation for Fiscal Year 2009

All of our U.S. employees in director-level and above positions, including our executive officers, are eligible to defer a portion of their salary and cash bonuses into our Non-Qualified Deferred Compensation Plan, or the Deferred Compensation Plan. Pursuant to the Deferred Compensation Plan, eligible employees can defer up to 50% of their base salary and/or cash bonuses. In general, deferral elections are made prior to January of each year for amounts to be earned in the upcoming year. Participants may invest amounts in various funds available under the Deferred Compensation Plan (in general, any of those funds traded on a nationally recognized exchange). Plan earnings are calculated by reference to actual earnings of mutual funds or other securities chosen by individual participants.

Except for a change in control or certain unforeseeable emergencies (as defined under the Deferred Compensation Plan), benefits under the plan will not be distributed until a "distribution event" has occurred. The distribution event occurs upon termination of employment.

We incur incidental expenses for administration of the Deferred Compensation Plan, and the receipt of any tax benefit we might obtain based on payment of a participant's compensation is delayed until funds (including earnings or losses on the amounts invested pursuant to the plan) are eventually distributed. We do not pay any additional compensation or guarantee minimum returns to any participant in the Deferred Compensation Plan.

The following table shows the non-qualified deferred compensation activity for each named executive officer for the fiscal year ended March 31, 2009.

NON-QUALIFIED DEFERRED COMPENSATION

Name	Executive Contributions in Last FY [(1)]	Registrant Contributions in Last FY	Aggregate Earnings in Last FY [(1)]	Aggregate Withdrawals/ Distributions	Aggregate Balance at Last FYE [(1)]
Steve Sanghi	$0.00	$0.00	($872,654.94)	$1,601,746.50	$0.00
Ganesh Moorthy	$79,226.61	$0.00	($162,907.30)	$328,811.13	$11,893.48
Mitchell R. Little	$10,587.52	$0.00	($79,679.28)	$128,945.17	$0.00
David S. Lambert	$16,615.56	$0.00	($120,662.77)	$0.00	$197,956.55
Gordon W. Parnell	$36,476.23	$0.00	($223,282.47)	$0.00	$387,551.99
J. Eric Bjornholt	$6,558.62	$0.00	($11,227.96)	$0.00	$21,479.13

(1) The executive contribution amounts shown in the table were previously reported in the "Summary Compensation Table" as salary and/or bonus for fiscal 2009 or prior fiscal years. The earnings amounts shown in the table were not previously reported for fiscal 2009 or prior years under applicable SEC rules as such earnings were not under a defined benefit or actuarial pension plan and there were no above-market or preferential earnings on such amounts made or provided by Microchip.

Equity Compensation Plan Information

The table below provides information about our common stock that, as of March 31, 2009, may be issued upon the exercise of options and rights under the following existing equity compensation plans (which are all of our equity compensation plans):

- Microchip 1993 Stock Option Plan,
- Microchip 1994 International Employee Stock Purchase Plan,
- Microchip 1997 Nonstatutory Stock Option Plan,
- Microchip 2001 Employee Stock Purchase Plan,
- Microchip 2004 Equity Incentive Plan,
- PowerSmart, Inc. 1998 Stock Incentive Plan,
- TelCom Semiconductor, Inc. 1994 Stock Option Plan, and
- TelCom Semiconductor, Inc. 2000 Nonstatutory Stock Option Plan.

Plan Category	(a) Number of securities to be issued upon exercise of outstanding options and vesting of RSUs	(b) Weighted-average exercise price of outstanding options	(c) Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a))
Equity Compensation Plans Approved by Stockholders [(1)]	8,438,391 [(2)]	$25.10 [(3)]	14,684,465
Equity Compensation Plans Not Approved by Stockholders [(4)]	5,247,469	$23.42	---
Total	13,685,860	$24.24	14,684,465

(1) Beginning January 1, 2005, the shares authorized for issuance under our 2001 Employee Stock Purchase Plan are subject to an annual automatic increase of the lesser of (i) 1,500,000 shares, (ii) one-half of one percent (0.5%) of the then outstanding shares of our common stock, or (iii) such lesser amount as is approved by our Board of Directors. Beginning January 1, 2007, the shares authorized for issuance under our 1994 International Employee Stock Purchase Plan, or the IESPP, are subject to an annual automatic increase of one-tenth of one percent (0.10%) of the then outstanding shares of our common stock.

(2) Includes 3,603,210 shares issuable upon the vesting of RSUs granted under the 2004 Equity Incentive Plan. The remaining balance consists of outstanding stock option grants under various plans.

(3) The weighted average exercise price does not take into account the shares issuable upon vesting of outstanding RSUs, which have no exercise price.

(4) Includes outstanding options to purchase an aggregate of 111,211 shares of our common stock assumed through our acquisitions of TelCom Semiconductor, Inc. in January 2001, and PowerSmart, Inc. in June 2002. At March 31, 2009, these assumed options had a weighted average exercise price of $20.60 per share. No additional options may be granted under these plans.

Equity Compensation Plans Not Approved by Stockholders

Microchip Technology Incorporated 1997 Nonstatutory Stock Option Plan

In November 1997, our Board of Directors approved the Microchip 1997 Nonstatutory Stock Option Plan, or our 1997 Plan. Under our 1997 Plan, nonqualified stock options were granted to employees who were not officers or directors of Microchip and to our consultants. The 1997 Plan was not submitted to our stockholders for approval because doing so was not required under applicable rules and regulations in effect at the time the plan was initially adopted or when it was amended. As of March 31, 2009, options to acquire 5,220,219 shares were outstanding under the 1997 Plan and no shares were available for future grant because this plan was replaced with our 2004 Equity Incentive Plan for future grants.

The expiration date, maximum number of shares purchasable, and other provisions of options granted under the 1997 Plan, including vesting provisions, were established at the time of grant by either the Compensation Committee or the Employee Committee appointed by the Board of Directors, provided that the exercise price of an option could not be less than the fair market value of our common stock on the date of grant and no option could have a term of more than 10 years. If Microchip is acquired by merger, consolidation or asset sale, each outstanding option that is not assumed by the successor corporation or otherwise replaced with a comparable option will automatically accelerate and vest in full. In connection with a change of control of Microchip by tender offer or proxy contest for board membership, our Board of Directors can accelerate the vesting of outstanding options. Our Board of Directors or Compensation Committee may amend or terminate the 1997 Plan without stockholder approval, but no amendment or termination of the 1997 Plan may adversely affect any award previously granted under the 1997 Plan without the written consent of the stock option holder.

CODE OF ETHICS

On May 3, 2004, our Board of Directors adopted a code of ethics for our directors, officers (including our chief executive officer and chief financial officer), and employees. A copy of the code of ethics is available on our website at the Corporate/Investors section under Mission Statement/Corporate Governance on www.microchip.com.

We intend to post on our website any amendment to, or waiver from, a provision of our codes of ethics within four business days following the date of such amendment or waiver or such other time period required by SEC rules.

OTHER MATTERS

Other Matters to be Presented at the Annual Meeting

At the date this proxy statement went to press, we did not anticipate that any other matters would be raised at the annual meeting.

Requirements, Including Deadlines, for Receipt of Stockholder Proposals for the 2010 Annual Meeting of Stockholders; Discretionary Authority to Vote on Stockholder Proposals

Under SEC rules, if a stockholder wants us to include a proposal in our proxy statement and form of proxy for the 2010 annual meeting, our Secretary must receive the proposal at our principal executive offices by March 12, 2010. Stockholders interested in submitting such a proposal are advised to contact knowledgeable counsel with regard to the detailed requirements of applicable securities laws. The submission of a stockholder proposal does not guarantee that it will be included in our proxy statement.

Under our Bylaws, stockholders must follow certain procedures to nominate a person for election as a director or to introduce an item of business at our annual meeting. Under these procedures, stockholders must submit the proposed nominee or item of business by delivering a notice addressed to our Secretary at our principal executive offices. We must receive notice as follows:

- Normally we must receive notice of a stockholder's intention to introduce a nomination or proposed item of business for an annual meeting not less than 90 days before the first anniversary of the date on which we first mailed our proxy statement to stockholders in connection with the previous year's annual meeting of stockholders. Accordingly, a stockholder who intends to submit a nomination or proposal for our 2010 annual meeting must do so no later than April 11, 2010.
- However, if we hold our 2010 annual meeting on a date that is not within 30 days before or after the anniversary date of our 2009 annual meeting, we must receive the notice no later than the close of business on the later of the 90th day prior to our 2010 annual meeting or the 10th day following the day on which public announcement of the date of such annual meeting is first made.
- A stockholder's submission must include certain specified information concerning the proposal or nominee, as the case may be, and information as to the stockholder's ownership of our common stock. Proposals or nominations not meeting these requirements will not be considered at our 2010 annual meeting.
- If a stockholder does not comply with the requirements of this advance notice provision, the proxies may exercise discretionary voting authority under proxies it solicits to vote in accordance with its best judgment on any such proposal or nomination submitted by a stockholder.

To make any submission or to obtain additional information as to the proper form and content of submissions, stockholders should contact our Secretary in writing at 2355 West Chandler Boulevard, Chandler, Arizona 85224-6199.

Householding of Annual Meeting Materials

Some brokers and other nominee record holders may be participating in the practice of "householding" proxy statements and annual reports. This means that only one copy of our proxy statement and annual report may have been sent to multiple stockholders in a stockholder's household. Additionally, you may have notified us that multiple stockholders share an address and thus you requested to receive only one copy of our proxy statement and annual report. While our proxy statement and 2009 Annual Report are available online (see "*Electronic Access to Proxy Statement and Annual Report*" on page 2), we will promptly deliver a separate copy of either document to any stockholder who contacts our investor relations department at 480-792-7761 or by mail addressed to Investor Relations, Microchip Technology Incorporated, 2355 West Chandler Boulevard, Chandler, Arizona 85224-6199, requesting such copies. If a stockholder is receiving multiple copies of our proxy statement and annual report at the stockholder's household and would like to receive a single copy of the proxy statement and annual report for a stockholder's household in the future, stockholders should contact their broker, or other nominee record holder to request mailing of a single copy of the proxy statement and annual report. Stockholders receiving multiple copies of these documents directly from us, and who would like to receive single copies in the future, should contact our investor relations department to make such a request.

Date of Proxy Statement

The date of this proxy statement is July 10, 2009.

APPENDIX A

MICROCHIP TECHNOLOGY INCORPORATED

2004 EQUITY INCENTIVE PLAN

As amended and restated by the Board on June 1, 2009
Subject to Stockholder Approval at our 2009 Annual Meeting

1. Purposes of the Plan. The purposes of this 2004 Equity Incentive Plan are:

- to attract and retain the best available personnel,
- to provide additional incentive to Service Providers, and
- to promote the success of the Company's business.

Awards granted under the Plan may be Nonstatutory Stock Options, Restricted Stock, Stock Appreciation Rights, Performance Shares, Performance Units or Deferred Stock Units, as determined by the Administrator at the time of grant.

2. Definitions. As used herein, the following definitions shall apply:

(a) "Administrator" means the Board or any of its Committees as shall be administering the Plan, in accordance with Section 4 of the Plan.

(b) "Applicable Laws" means the legal requirements relating to the administration of equity compensation plans under state and federal corporate and securities laws and the Code.

(c) "Award" means, individually or collectively, a grant under the Plan of Options, Restricted Stock, Stock Appreciation Rights, Performance Shares, Performance Units or Deferred Stock Units.

(d) "Award Agreement" means the written agreement setting forth the terms and provisions applicable to each Award granted under the Plan. The Award Agreement is subject to the terms and conditions of the Plan.

(e) "Awarded Stock" means the Common Stock subject to an Award.

(f) "Board" means the Board of Directors of the Company.

(g) "Change of Control" means the occurrence of any of the following events, in one or a series of related transactions:

(1) any "person," as such term is used in Sections 13(d) and 14(d) of the Exchange Act, other than the Company, a subsidiary of the Company or a Company employee benefit plan, including any trustee of such plan acting as trustee, is or becomes the "beneficial owner" (as defined in Rule 13d-3 under the Exchange Act), directly or indirectly, of securities of the Company representing

(2) fifty percent (50%) or more of the combined voting power of the Company's then outstanding securities entitled to vote generally in the election of directors; or

(3) a merger or consolidation of the Company or any direct or indirect subsidiary of the Company with any other corporation, other than a merger or consolidation which would result in the voting securities of the Company outstanding immediately prior thereto continuing to represent (either by remaining outstanding or by being converted into voting securities of the surviving entity) at least fifty percent (50%) of the total voting power represented by the voting securities of the Company or such surviving entity outstanding immediately after such merger or consolidation; or

(4) the sale or disposition by the Company of all or substantially all of the Company's assets; or

(5) a change in the composition of the Board, as a result of which fewer than a majority of the directors are Incumbent Directors. "Incumbent Directors" shall mean directors who either (A) are Directors as of the date this Plan is approved by the Board, or (B) are elected, or nominated for election, to the Board with the affirmative votes of at least a majority of the Incumbent Directors and whose election or nomination was not in connection with any transaction described in (1) or (2) above or in connection with an actual or threatened proxy contest relating to the election of directors of the Company.

(h) "Code" means the Internal Revenue Code of 1986, as amended.

(i) "Committee" means a committee appointed by the Board in accordance with Section 4 of the Plan.

(j) "Common Stock" means the common stock of the Company.

(k) "Company" means Microchip Technology Incorporated.

(l) "Consultant" means any person, including an advisor, engaged by the Company or a Parent or Subsidiary to render services and who is compensated for such services. The term Consultant shall not include Directors who are compensated by the Company only for their service as Directors.

(m) "Deferred Stock Unit" means a deferred stock unit Award granted to a Participant pursuant to Section 13.

(n) "Director" means a member of the Board.

(o) "Disability" means total and permanent disability as defined in Section 22(e)(3) of the Code.

(p) "Employee" means any person, including Officers and Directors, employed by the Company or any Parent or Subsidiary of the Company. A Service Provider shall not cease to be an Employee in the case of (i) any leave of absence approved by the Company or (ii) transfers between locations of the Company or between the Company, its Parent, any Subsidiary, or any successor. Neither service as a Director nor payment of a director's fee by the Company shall be sufficient to constitute "employment" by the Company.

(q) "Exchange Act" means the Securities Exchange Act of 1934, as amended.

(r) "Fair Market Value" means, as of any date, the value of Common Stock determined as follows:

(1) If the Common Stock is listed on any established stock exchange or a national market system, including without limitation the Nasdaq National Market of the National Association of Securities Dealers, Inc. Automated Quotation ("Nasdaq") System, the Fair Market Value of a Share of Common Stock shall be the closing sales price for such stock (or the closing bid, if no sales were reported) as quoted on such system or exchange (or the exchange with the greatest volume of trading in Common Stock) on the day of determination, as reported in *The Wall Street Journal* or such other source as the Administrator deems reliable;

(2) If the Common Stock is quoted on the Nasdaq System (but not on the Nasdaq National Market thereof) or is regularly quoted by a recognized securities dealer but selling prices are not reported, the Fair Market Value of a Share of Common Stock shall be the mean between the high bid and low asked prices for the Common Stock on the last market trading day prior to the day of determination, as reported in *The Wall Street Journal* or such other source as the Administrator deems reliable; or

(3) In the absence of an established market for the Common Stock, the Fair Market Value shall be determined in good faith by the Administrator.

(s) "Fiscal Year" means a fiscal year of the Company.

(t) "Fiscal Quarter" means a fiscal quarter of the Company.

(u) "Non-Employee Director" means a member of the Board who is not an Employee.

(v) "Nonstatutory Stock Option" means an Option not intended to qualify as an incentive stock option under Section 422 of the Code and regulations promulgated thereunder.

(w) "Notice of Grant" means a written or electronic notice evidencing certain terms and conditions of an individual Award. The Notice of Grant is part of the Option Agreement.

(x) "Officer" means a person who is an officer of the Company within the meaning of Section 16 of the Exchange Act and the rules and regulations promulgated thereunder.

(y) "Option" means a stock option granted pursuant to the Plan.

(z) "Option Agreement" means a written or electronic agreement between the Company and a Participant evidencing the terms and conditions of an individual Option grant. The Option Agreement is subject to the terms and conditions of the Plan.

(aa) "Parent" means a "parent corporation," whether now or hereafter existing, as defined in Section 424(e) of the Code.

(bb) "Participant" means the holder of an outstanding Award granted under the Plan.

(cc) "Performance Goals" means the goal(s) (or combined goal(s)) determined by the Administrator (in its discretion) to be applicable to a Participant with respect to an Award. As determined by the Administrator, the performance measures for any performance period will be any one or more of the following objective performance criteria, applied to either the Company as a whole or, except with respect to stockholder return metrics, to a region, business unit, affiliate or business segment or specific product or products, and measured either on an absolute basis or relative to a pre-established target, to a previous period's results or to a designated comparison group, and, with respect to financial metrics, which may be determined in accordance with United States Generally Accepted Accounting Principles ("GAAP"), in accordance with accounting principles established by the International Accounting Standards Board ("IASB Principles") or which may be adjusted when established to exclude any items otherwise includable under GAAP or under IASB Principles or any other objectively determinable items including, without limitation, (a) any extraordinary non-recurring items, (b) the effect of any merger, acquisition, or other business combination or divestiture, or (c) the effect of any changes in accounting principles affecting the Company's or a business units', region's, affiliate's or business segment's reported results: (i) cash flow (including operating cash flow or free cash flow), (ii) cash position, (iii) revenue (on an absolute basis or adjusted for currency effects), (iv) revenue growth, (v) contribution margin, (vi) gross margin or gross margin as a percentage of revenue, (vii) operating margin or operating margin as a percentage of revenue (viii) operating expenses or operating expenses as a percentage of revenue, (ix) earnings (which may include earnings before interest and taxes, earnings before taxes and net earnings), (x) earnings per share, (xi) net income, (xii) stock price, (xiii) return on equity, (xiv) total stockholder return, (xv) growth in stockholder value relative to a specified publicly reported index (such as the S&P 500 Index), (xvi) return on capital, (xvii) return on assets or net assets, (xviii) return on investment, (xix) operating profit or net operating profit, (xx) market share (which may include ranking for a specific product line or market share percentage for a given product line), (xxi) contract awards or backlog, (xxii) overhead or other expense reduction, (xxiii) credit rating, (xxiv) objective customer indicators, (xxv) new product invention or innovation, (xxvi) attainment of research and development milestones, (xxvii) improvements in productivity, (xxviii) attainment of objective operating goals, and (xxix) objective employee metrics. The Performance Goals may differ from Participant to Participant and from Award to Award.

(dd) "Performance Share" means a performance share Award granted to a Participant pursuant to Section 11.

(ee) "Performance Unit" means a performance unit Award granted to a Participant pursuant to Section 12.

(ff) "Plan" means this 2004 Equity Incentive Plan.

(gg) "Restricted Stock" means Shares granted pursuant to Section 10 of the Plan.

(hh) "Rule 16b-3" means Rule 16b-3 of the Exchange Act or any successor to Rule 16b-3, as in effect when discretion is being exercised with respect to the Plan.

(ii) "Section 16(b)" means Section 16(b) of the Exchange Act, as amended.

(jj) "Service Provider" means an Employee, Consultant or Non-Employee Director.

(kk) "Share" means a share of the Common Stock, as adjusted in accordance with Section 19 of the Plan.

(ll) "Stock Appreciation Right" or "SAR" means an Award granted pursuant to Section 9 of the Plan.

(mm) "Subsidiary" means a "subsidiary corporation," whether now or hereafter existing, as defined in Section 424(f) of the Code.

3. Stock Subject to the Plan. Subject to the provisions of Section 19 of the Plan, the maximum aggregate number of Shares which may be issued under the Plan is 20,400,000 Shares comprised of (i) any Shares remaining available for issuance pursuant to the Company's 1993 Stock Option Plan as of the date upon which this Plan is effective, up to a maximum of 7,500,000 Shares, (ii) any Shares remaining available for issuance pursuant to the Company's 1997 Nonstatutory Stock Option Plan as of the date upon which this Plan is effective, up to a maximum of 7,900,000 Shares, and (iii) any Shares subject to any outstanding options under the Company's 1993 or 1997 Nonstatutory Stock Option Plans that subsequently expire unexercised, up to a maximum of an additional 5,000,000 Shares. In no event shall more than 30% of the Shares remaining issuable under the Plan as of the effective date and 30% of the Shares subsequently added to the Plan by virtue of outstanding 1993 Stock Option Plan and 1997 Nonstatutory Stock Option Plan options expiring unexercised be issued pursuant to Restricted Stock, Performance Share, Performance Unit or Deferred Stock Unit Awards with a purchase price lower than 100% of the Fair Market Value of the underlying Shares or units on the date of grant; provided, however, that such 30% limitation shall not apply to RSUs issued on or after the date of the Company's 2006 annual stockholders' meeting.

The Shares may be authorized, but unissued, or reacquired Common Stock.

If an Award expires or becomes unexercisable without having been exercised in full, or with respect to Restricted Stock, Performance Shares, Performance Units or Deferred Stock Units, is forfeited to or repurchased by the Company, the unpurchased Shares (or for Awards other than Options and SARs, the forfeited or repurchased Shares) which were subject thereto shall become available for future grant or sale under the Plan (unless the Plan has terminated). With respect to SARs, only Shares actually issued pursuant to an SAR shall cease to be available under the Plan; all remaining Shares under SARs shall remain available for future grant or sale under the Plan (unless the Plan has terminated). However, Shares that have actually been issued under the Plan under any Award shall not be returned to the Plan and shall not become available for future distribution under the Plan; provided, however, that if Shares of Restricted Stock, Performance Shares, Performance Units or Deferred Stock Units are repurchased by the Company at their original purchase price or are forfeited to the Company, such Shares shall become available for future grant under the Plan. Shares used to pay the exercise price or purchase price, if applicable, of an Award shall become available for future grant or sale under the Plan. To the extent an Award under the Plan is paid out in cash rather than stock, such cash payment shall not result in reducing the number of Shares available for issuance under the Plan.

4. Administration of the Plan.

(a) Procedure.

(1) Multiple Administrative Bodies. The Plan may be administered by different Committees with respect to different groups of Service Providers.

(2) Section 162(m). To the extent that the Administrator determines it to be desirable to qualify Options granted hereunder as "performance-based compensation" within the meaning of Section 162(m) of the Code, the Plan shall be administered by a Committee of two or more "outside directors" within the meaning of Section 162(m) of the Code.

(3) Rule 16b-3. To the extent desirable to qualify transactions hereunder as exempt under Rule 16b-3, the transactions contemplated hereunder shall be structured to satisfy the requirements for exemption under Rule 16b-3.

(4) Other Administration. Other than as provided above, the Plan shall be administered by (A) the Board or (B) a Committee, which committee shall be constituted to satisfy Applicable Laws.

(b) Powers of the Administrator. Subject to the provisions of the Plan, and in the case of a Committee, subject to the specific duties delegated by the Board to such Committee, the Administrator shall have the authority, in its discretion:

(1) to determine the Fair Market Value of the Common Stock, in accordance with Section 2(u) of the Plan;

(2) to select the Service Providers to whom Awards may be granted hereunder (other than the automatic grants to Non-Employee Directors provided for in Section 17 of the Plan);

(3) to determine whether and to what extent Awards or any combination thereof, are granted under the Plan;

(4) to determine the number of shares of Common Stock or equivalent units to be covered by each Award granted under the Plan;

(5) to approve forms of agreement for use under the Plan;

(6) to determine the terms and conditions, not inconsistent with the terms of the Plan, of any award granted under the Plan. Such terms and conditions include, but are not limited to, the exercise price, the time or times when Options or SARs may be exercised or other Awards vest (which may be based on performance criteria), any vesting acceleration or waiver of forfeiture restrictions, and any restriction or limitation regarding any Award or the shares of Common Stock relating thereto, based in each case on such factors as the Administrator, in its sole discretion, shall determine;

(7) to construe and interpret the terms of the Plan and Awards;

(8) to prescribe, amend and rescind rules and regulations relating to the Plan, including rules and regulations relating to sub-plans established for the purpose of qualifying for preferred tax treatment under foreign tax laws;

(9) to modify or amend each Award (subject to Section 21(c) of the Plan), including the discretionary authority to extend the post-termination exercisability period of Options and SARs longer than is otherwise provided for in the Plan;

(10) to authorize any person to execute on behalf of the Company any instrument required to effect the grant of an Award previously granted by the Administrator;

(11) to allow Participants to satisfy withholding tax obligations by electing to have the Company withhold from the Shares or cash to be issued upon exercise or vesting of an Award (or distribution of a Deferred Stock Unit) that number of Shares or cash having a Fair Market Value equal to the minimum amount required to be withheld (but no more). The Fair Market Value of any Shares to be withheld shall be determined on the date that the amount of tax to be withheld is to be determined. All elections by a Participant to have Shares or cash withheld for this purpose shall be made in such form and under such conditions as the Administrator may deem necessary or advisable;

(12) to determine the terms and restrictions applicable to Awards; and

(13) to make all other determinations deemed necessary or advisable for administering the Plan.

(c) Effect of Administrator's Decision. The Administrator's decisions, determinations and interpretations shall be final and binding on all Participants and any other holders of Awards.

5. Eligibility. Restricted Stock, Performance Shares, Performance Units, Stock Appreciation Rights, Deferred Stock Units and Nonstatutory Stock Options may be granted to Service Providers. Non-Employee Directors shall only receive Awards pursuant to Section 17 of the Plan.

6. Limitations.

(a) Nonstatutory Stock Option. Each Option shall be designated in the Notice of Grant as a Nonstatutory Stock Option.

(b) No Employment Rights. Neither the Plan nor any Award shall confer upon a Participant any right with respect to continuing the Participant's employment with the Company or its Subsidiaries, nor shall they interfere in any way with the Participant's right or the Company's or Subsidiary's right, as the case may be, to terminate such employment at any time, with or without cause or notice.

(c) 162(m) Limitations. The following limitations shall apply to grants of Options and Stock Appreciation Rights to Participants:

(1) No Participant shall be granted, in any Fiscal Year, Options and Stock Appreciation Rights to purchase more than 1,500,000 Shares; provided, however, that such limit shall be 4,000,000 Shares in the Participant's first Fiscal Year of Company service.

(2) The foregoing limitations shall be adjusted proportionately in connection with any change in the Company's capitalization as described in Section 19(a).

7. Term of Plan. The Plan is effective as of October 1, 2004 (the "Effective Date"). It shall continue in effect until September 30, 2014, unless sooner terminated under Section 21 of the Plan.

8. Stock Options.

(a) Term. The term of each Option shall be stated in the Notice of Grant; provided, however, that the term shall be ten (10) years from the date of grant or such shorter term as may be provided in the Notice of Grant.

(b) Option Exercise Price. The per share exercise price for the Shares to be issued pursuant to exercise of an Option shall be determined by the Administrator and shall be no less than 100% of the Fair Market Value per share on the date of grant.

(c) No Repricing. The exercise price for an Option may not be reduced. This shall include, without limitation, a repricing of the Option as well as an Option exchange program whereby the Participant agrees to cancel an existing Option in exchange for an Option, SAR or other Award.

(d) Waiting Period and Exercise Dates. At the time an Option is granted, the Administrator shall fix the period within which the Option may be exercised and shall determine any conditions which must be satisfied before the Option may be exercised. In so doing, the Administrator may specify that an Option may not be exercised until the completion of a service period.

(e) Form of Consideration. The Administrator shall determine the acceptable form of consideration for exercising an Option, including the method of payment. Subject to Applicable Laws, such consideration may consist entirely of:

(1) cash;

(2) check;

(3) other Shares which (A) in the case of Shares acquired upon exercise of an option have been owned by the Participant for more than six months on the date of surrender, and (B) have a Fair Market Value on the date of surrender equal to the aggregate exercise price of the Shares as to which said Option shall be exercised;

(4) delivery of a properly executed exercise notice together with such other documentation as the Administrator and the broker, if applicable, shall require to effect an exercise of the Option and delivery to the Company of the sale proceeds required to pay the exercise price;

(5) any combination of the foregoing methods of payment; or

(6) such other consideration and method of payment for the issuance of Shares to the extent permitted by Applicable Laws.

(f) Exercise of Option.

Any Option granted hereunder shall be exercisable according to the terms of the Plan and at such times and under such conditions as determined by the Administrator and set forth in the Option Agreement.

An Option may not be exercised for a fraction of a Share.

An Option shall be deemed exercised when the Company receives: (i) written or electronic notice of exercise (in accordance with the Option Agreement) from the person entitled to exercise the Option, and (ii) full payment for the Shares with respect to which the Option is exercised. Full payment may consist of any consideration and method of payment authorized by the Administrator and permitted by the Option Agreement and the Plan. Shares issued upon exercise of an Option shall be issued in the name of the Participant or, if requested by the Participant, in the name of the Participant and his or her spouse. Until the stock certificate evidencing such Shares is issued (as evidenced by the appropriate entry on the books of the Company or of a duly authorized transfer agent of the Company), no right to vote or receive dividends or any other rights as a stockholder shall exist with respect to the optioned stock, notwithstanding the exercise of the Option. The Company shall issue (or cause to be issued) such stock certificate promptly after the Option is exercised. No adjustment will be made for a dividend or other right for which the record date is prior to the date the stock certificate is issued, except as provided in Section 19 of the Plan.

Exercising an Option in any manner shall decrease the number of Shares thereafter available for sale under the Option, by the number of Shares as to which the Option is exercised.

(g) Termination of Relationship as a Service Provider. If a Participant ceases to be a Service Provider, other than upon the Participant's misconduct, death or Disability, the Participant may exercise his or her Option within such period of time as is specified in the Option Agreement to the extent that the Option is vested on the date of termination (but in no event later than the expiration of the term of such Option as set forth in the Option Agreement). In the absence of a specified time in the Option Agreement, the Option shall remain exercisable for three (3) months following the Participant's termination. If, on the date of termination, the Participant is not vested as to his or her entire Option, the Shares covered by the unvested portion of the Option shall revert to the Plan. If, after termination, the Participant does not exercise his or her Option within the time specified by the Administrator, the Option shall terminate, and the Shares covered by such Option shall revert to the Plan.

(h) Disability. If a Participant ceases to be a Service Provider as a result of the Participant's Disability, the Participant may exercise his or her Option within such period of time as is specified in the Option Agreement to the extent the Option is vested on the date of termination (but in no event later than the expiration of the term of such Option as set forth in the Option Agreement). In the absence of a specified time in the Option Agreement, the Option shall remain exercisable for six (6) months following the Participant's termination. If, on the date of termination, the Participant is not vested as to his or her entire Option, the Shares covered by the unvested portion of the Option shall revert to the Plan. If, after termination, the Participant does not exercise his or her Option within the time specified herein, the Option shall terminate, and the Shares covered by such Option shall revert to the Plan.

(i) Death of Participant. If a Participant dies while a Service Provider, the Option may be exercised following the Participant's death within such period of time as is specified in the Option Agreement (but in no event may the option be exercised later than the expiration of the term of such Option as set forth in the Option Agreement), by the personal representative of the Participant's estate, provided such representative has been designated prior to Participant's death in a form acceptable to the Administrator. If no such representative has been designated by the Participant, then such Option may be exercised by the person(s) to whom the Option is transferred pursuant to the Participant's will or in accordance with the laws of descent and distribution. In the absence of a specified time in the Option Agreement, the Option shall remain exercisable for twelve (12) months following Participant's death. If the Option is not so exercised within the time specified herein, the Option shall terminate, and the Shares covered by such Option shall revert to the Plan.

9. Stock Appreciation Rights.

(a) Grant of SARs. Subject to the terms and conditions of the Plan, SARs may be granted to Participants at any time and from time to time as shall be determined by the Administrator, in its sole discretion. The Administrator shall have complete discretion to determine the number of SARs granted to any Participant.

(b) Exercise Price and Other Terms. Subject to Section 4(c) of the Plan, the Administrator, subject to the provisions of the Plan, shall have complete discretion to determine the terms and conditions of SARs granted under the Plan; provided, however, that no SAR may have a term of more than ten (10) years from the date of grant. The per share exercise price for the Shares or cash to be issued pursuant to exercise of an SAR shall be determined by the Administrator and shall be no less than 100% of the Fair Market Value per share on the date of grant. The exercise price may not be reduced. This shall include, without limitation, a repricing of the SAR as well as an SAR exchange program whereby the Participant agrees to cancel an existing SAR in exchange for an Option, SAR or other Award

(c) Payment of SAR Amount. Upon exercise of an SAR, a Participant shall be entitled to receive payment from the Company in an amount determined by multiplying:

(1) the difference between the Fair Market Value of a Share on the date of exercise over the exercise price; times

(2) the number of Shares with respect to which the SAR is exercised.

(d) Payment Upon Exercise of SAR. At the discretion of the Administrator, payment for an SAR may be in cash, Shares or a combination thereof.

(e) SAR Agreement. Each SAR grant shall be evidenced by an Award Agreement that shall specify the exercise price, the term of the SAR, the conditions of exercise, and such other terms and conditions as the Administrator, in its sole discretion, shall determine.

(f) Expiration of SARs. An SAR granted under the Plan shall expire upon the date determined by the Administrator, in its sole discretion, and set forth in the Award Agreement.

(g) Termination of Relationship as a Service Provider. If a Participant ceases to be a Service Provider, other than upon the Participant's death or Disability termination, the Participant may exercise his or her SAR within such period of time as is specified in the SAR Agreement to the extent that the SAR is vested on the date of termination (but in no event later than the expiration of the term of such SAR as set forth in the SAR Agreement). In the absence of a specified time in the SAR Agreement, the SAR shall remain exercisable for three (3) months following the Participant's termination. If, on the date of termination, the Participant is not vested as to his or her entire SAR, the Shares covered by the unvested portion of the SAR shall revert to the Plan. If, after termination, the Participant does not exercise his or her SAR within the time specified by the Administrator, the SAR shall terminate, and the Shares covered by such SAR shall revert to the Plan.

(h) Disability. If a Participant ceases to be a Service Provider as a result of the Participant's Disability, the Participant may exercise his or her SAR within such period of time as is specified in the SAR Agreement to the extent the SAR is vested on the date of termination (but in no event later than the expiration of the term of such SAR as set forth in the SAR Agreement). In the absence of a specified time in the SAR Agreement, the SAR shall remain exercisable for six (6) months following the Participant's termination. If, on the date of termination, the Participant is not vested as to his or her entire SAR, the Shares covered by the unvested portion of the SAR shall revert to the Plan. If, after termination, the Participant does not exercise his or her SAR within the time specified herein, the SAR shall terminate, and the Shares covered by such SAR shall revert to the Plan.

(i) Death of Participant. If a Participant dies while a Service Provider, the SAR may be exercised following the Participant's death within such period of time as is specified in the SAR Agreement (but in no event may the SAR be exercised later than the expiration of the term of such SAR as set forth in the SAR Agreement), by the personal representative of the Participant's estate, provided such representative has been designated prior to Participant's death in a form acceptable to the Administrator. If no such representative has been designated by the Participant, then such SAR may be exercised by the person(s) to whom the SAR is transferred pursuant to the Participant's will or in accordance with the laws of descent and distribution. In the absence of a specified time in the SAR Agreement, the SAR shall remain exercisable for twelve (12) months following Participant's death. If the SAR is not so exercised within the time specified herein, the SAR shall terminate, and the Shares covered by such SAR shall revert to the Plan.

10. Restricted Stock.

(a) Grant of Restricted Stock. Subject to the terms and conditions of the Plan, Restricted Stock may be granted to Participants at any time as shall be determined by the Administrator, in its sole discretion. The Administrator shall have complete discretion to determine (i) the number of Shares subject to a Restricted Stock award granted to any Participant (provided that during any Fiscal Year, no Participant shall be granted more than 300,000 Shares of Restricted Stock); provided, however, that such limit shall be 750,000 Shares in the Participant's first Fiscal Year of Company service, and (ii) the conditions that must be satisfied, which typically will be based principally or solely on continued provision of services but may include a performance-based component, upon which is conditioned the grant or vesting of Restricted Stock.

(b) Restricted Stock Units. Restricted Stock may be granted in the form of Restricted Stock or units to acquire Shares. Each such unit shall be the equivalent of one Share for purposes of determining the number of Shares subject to an Award. With respect to the units to acquire Shares, until the Shares are issued, no right to vote or receive dividends or any other rights as a stockholder shall exist.

(c) Other Terms. The Administrator, subject to the provisions of the Plan, shall have complete discretion to determine the terms and conditions of Restricted Stock granted under the Plan. Restricted Stock grants shall be subject to the terms, conditions, and restrictions determined by the Administrator at the time the stock is awarded. The

Administrator may require the recipient to sign a Restricted Stock Award agreement as a condition of the award. Any certificates representing the Shares of stock awarded shall bear such legends as shall be determined by the Administrator.

(d) Restricted Stock Award Agreement. Each Restricted Stock grant shall be evidenced by an agreement that shall specify the purchase price (if any) and such other terms and conditions as the Administrator, in its sole discretion, shall determine; provided, however, that if the Restricted Stock grant has a purchase price, such purchase price must be paid no more than ten (10) years following the date of grant.

(e) Section 162(m) Performance Restrictions. For purposes of qualifying grants of Restricted Stock as "performance-based compensation" under Section 162(m) of the Code, the Administrator, in its discretion, may set restrictions based upon the achievement of Performance Goals. The Performance Goals shall be set by the Administrator on or before the latest date permissible to enable the Restricted Stock to qualify as "performance-based compensation" under Section 162(m) of the Code. In granting Restricted Stock which is intended to qualify under Section 162(m) of the Code, the Administrator shall follow any procedures determined by it from time to time to be necessary or appropriate to ensure qualification of the Restricted Stock under Section 162(m) of the Code (e.g., in determining the Performance Goals).

11. Performance Shares.

(a) Grant of Performance Shares. Subject to the terms and conditions of the Plan, Performance Shares may be granted to Participants at any time as shall be determined by the Administrator, in its sole discretion. The Administrator shall have complete discretion to determine (i) the number of Shares subject to a Performance Share award granted to any Participant (provided that during any Fiscal Year, no Participant shall be granted more than 300,000 units of Performance Shares); provided, however, that such limit shall be 750,000 Shares in the Participant's first Fiscal Year of Company service, and (ii) the conditions that must be satisfied, which typically will be based principally or solely on achievement of performance milestones but may include a service-based component, upon which is conditioned the grant or vesting of Performance Shares. Performance Shares shall be granted in the form of units to acquire Shares. Each such unit shall be the equivalent of one Share for purposes of determining the number of Shares subject to an Award. Until the Shares are issued, no right to vote or receive dividends or any other rights as a stockholder shall exist with respect to the units to acquire Shares.

(b) Other Terms. The Administrator, subject to the provisions of the Plan, shall have complete discretion to determine the terms and conditions of Performance Shares granted under the Plan. Performance Share grants shall be subject to the terms, conditions, and restrictions determined by the Administrator at the time the stock is awarded, which may include such performance-based milestones as are determined appropriate by the Administrator. The Administrator may require the recipient to sign a Performance Shares agreement as a condition of the award. Any certificates representing the Shares of stock awarded shall bear such legends as shall be determined by the Administrator.

(c) Performance Share Award Agreement. Each Performance Share grant shall be evidenced by an agreement that shall specify such other terms and conditions as the Administrator, in its sole discretion, shall determine.

(d) Section 162(m) Performance Restrictions. For purposes of qualifying grants of Performance Shares as "performance-based compensation" under Section 162(m) of the Code, the Administrator, in its discretion, may set restrictions based upon the achievement of Performance Goals. The Performance Goals shall be set by the Administrator on or before the latest date permissible to enable the Performance Shares to qualify as "performance-based compensation" under Section 162(m) of the Code. In granting Performance Shares which are intended to qualify under Section 162(m) of the Code, the Administrator shall follow any procedures determined by it from time to time to be necessary or appropriate to ensure qualification of the Performance Shares under Section 162(m) of the Code (e.g., in determining the Performance Goals).

12. Performance Units.

(a) Grant of Performance Units. Performance Units are similar to Performance Shares, except that they shall be settled in a cash equivalent to the Fair Market Value of the underlying Shares, determined as of the vesting date. Subject to the terms and conditions of the Plan, Performance Units may be granted to Participants at any time and from time to time as shall be determined by the Administrator, in its sole discretion. The Administrator shall have complete discretion to determine the conditions that must be satisfied, which typically will be based principally or solely on achievement of performance milestones but may include a service-based component, upon which is conditioned the grant or vesting of Performance Units. Performance Units shall be granted in the form of units to acquire Shares. Each such unit shall be the cash equivalent of one Share of Common Stock. No right to vote or receive dividends or any other rights as a stockholder shall exist with respect to Performance Units or the cash payable thereunder.

(b) Number of Performance Units. The Administrator will have complete discretion in determining the number of Performance Units granted to any Participant, provided that during any Fiscal Year, no Participant shall receive Performance Units having an initial value greater than $1,500,000, provided, however, that such limit shall be $4,000,000 in the Participant's first Fiscal Year of Company service.

(c) Other Terms. The Administrator, subject to the provisions of the Plan, shall have complete discretion to determine the terms and conditions of Performance Units granted under the Plan. Performance Unit grants shall be subject to the terms, conditions, and restrictions determined by the Administrator at the time the stock is awarded, which may include such performance-based milestones as are determined appropriate by the Administrator. The Administrator may require the recipient to sign a Performance Unit agreement as a condition of the award. Any certificates representing the Shares awarded shall bear such legends as shall be determined by the Administrator.

(d) Performance Unit Award Agreement. Each Performance Unit grant shall be evidenced by an agreement that shall specify such terms and conditions as the Administrator, in its sole discretion, shall determine.

(e) Section 162(m) Performance Restrictions. For purposes of qualifying grants of Performance Units as "performance-based compensation" under Section 162(m) of the Code, the Administrator, in its discretion, may set restrictions based upon the achievement of Performance Goals. The Performance Goals shall be set by the Administrator on or before the latest date permissible to enable the Performance Units to qualify as "performance-based compensation" under Section 162(m) of the Code. In granting Performance Units which are intended to qualify under Section 162(m) of the Code, the Administrator shall follow any procedures determined by it from time to time to be necessary or appropriate to ensure qualification of the Performance Units under Section 162(m) of the Code (e.g., in determining the Performance Goals).

13. Deferred Stock Units.

(a) Description. Deferred Stock Units shall consist of a Restricted Stock, Performance Share or Performance Unit Award that the Administrator, in its sole discretion permits to be paid out in installments or on a deferred basis, in accordance with rules and procedures established by the Administrator. Deferred Stock Units shall remain subject to the claims of the Company's general creditors until distributed to the Participant.

(b) 162(m) Limits. Deferred Stock Units shall be subject to the annual 162(m) limits applicable to the underlying Restricted Stock, Performance Share or Performance Unit Award.

14. Death of Participant. In the event that a Participant dies while a Service Provider, then 100% of his or her Awards shall immediately vest.

15. Leaves of Absence. Unless the Administrator provides otherwise or as otherwise required by Applicable Laws, vesting of Awards granted hereunder shall cease commencing on the first day of any unpaid leave of absence and shall only recommence upon return to active service.

16. Misconduct. Should (i) the Participant's service be terminated for misconduct (including, but not limited to, any act of dishonesty, willful misconduct, fraud or embezzlement), or (ii) the Participant makes any unauthorized use or disclosure of confidential information or trade secrets of the Company or any Parent or Subsidiary, then in any such event all outstanding Awards held by the Participant under the Plan shall terminate immediately and cease to be outstanding, including as to both vested and unvested Awards.

17. Non-Employee Director Options.

(a) Initial Grants. Each Non-Employee Director who first becomes a Non-Employee Director on or after the date upon which the Plan is approved by the Company's stockholders (excluding any Non-Employee Director who previously served on the Board), shall be automatically granted (i) an Option grant covering 6,000 shares of Common Stock (the "Initial Option Grant"), and (ii) that number of Restricted Stock Units equal to $60,000 divided by the Fair Market Value, rounded down to the nearest whole Share (the "Initial RSU Grant"), as of the date that the individual first is appointed or elected as a Non-Employee Director. The Initial Option Grant shall vest as to 1/48th of the Shares subject to the Initial Option each month following the grant date, so as to be 100% vested on the four-year anniversary of the grant date. The Initial RSU Grant will vest in equal 25% annual installments on each of the four anniversaries of the first business day of the second month of the Company's fiscal quarter in which the grant is made. All vesting of the Initial Option Grant and the Initial RSU Grant is contingent upon the Non-Employee Director maintaining continued status as a Non-Employee Director through the applicable vesting date.

(b) Annual Grants. On the date of the Company's annual stockholders' meeting, each Non-Employee Director who has served as a Non-Employee Director for at least three months on that date shall be automatically granted (i) an Option grant covering 3,000 shares of Common Stock (the "Annual Option Grant"), and (ii) that number of Restricted Stock Units equal to $30,000 divided by the Fair Market Value, rounded down to the nearest whole Share (the "Annual RSU Grant"), provided that such Non-Employee Director has been elected by the stockholders to serve as a member of the Board at that annual meeting. The Annual Option Grant shall vest as to 1/12th of the Shares subject to the Annual Option each month following the grant date, so as to be 100% vested on the anniversary of the grant date. The Annual RSU Grant will vest in equal 50% annual installments on each of the two anniversaries of the first business day of the second month of the Company's fiscal quarter in which the grant is made. All vesting of the Annual Option Grant and the Annual RSU Grant is contingent upon the Non-Employee Director maintaining continued status as a Non-Employee Director through the applicable vesting date.

(c) One-Time Grant. On the date of the Company's 2009 stockholders' meeting, each Non-Employee Director who has served as a Non-Employee Director for at least five years on that date shall be automatically granted a one-time grant of that number of Restricted Stock Units equal to $100,000 divided by the Fair Market Value, rounded down to the nearest whole Share, provided that such Non-Employee Director has been elected by the stockholders to serve as a member of the Board at that annual meeting. The Restricted Stock Units subject to this grant will vest in equal 25% annual installments on each of the four anniversaries of the first business day of the second month of the Company's fiscal quarter in which the grant is made. Vesting of the one-time grant is contingent upon the Non-Employee Director maintaining continued status as a Non-Employee Director through the applicable vesting date.

18. Non-Transferability of Awards. Unless determined otherwise by the Administrator, an Award may not be sold, pledged, assigned, hypothecated, transferred, or disposed of in any manner other than by will or by the laws of descent or distribution and may be exercised, during the lifetime of the recipient, only by the recipient. If the Administrator makes an Award transferable, such Award shall contain such additional terms and conditions as the Administrator deems appropriate.

19. Adjustments Upon Changes in Capitalization, Dissolution or Liquidation or Change of Control.

(a) Changes in Capitalization. Subject to any required action by the stockholders of the Company, the number of shares of Common Stock covered by each outstanding Award, the number of shares of Common Stock which have been authorized for issuance under the Plan but as to which no Awards have yet been granted or which have been returned to the Plan upon cancellation or expiration of an Award, as well as the price per share of Common Stock covered by each such outstanding Award and the 162(m) fiscal year share issuance limits under Sections 6(c), 10(a) and 11(a) shall be proportionately adjusted for any increase or decrease in the number of issued shares of Common Stock resulting from a stock split, reverse stock split, stock dividend, combination or reclassification of the Common Stock, or any other increase or decrease in the number of issued shares of Common Stock effected without receipt of consideration by the Company; provided, however, that any such change in capitalization shall not affect the number of shares awarded under the automatic grants to Non-Employee Directors described in Sections 17(a) and (b), and provided that conversion of any convertible securities of the Company shall not be deemed to have been "effected without receipt of consideration." Such adjustment shall be made by the Committee, whose determination in that respect shall be final, binding and conclusive. Except as expressly provided herein, no issuance by the Company of shares of stock of any class, or securities convertible into shares of stock of any class, shall affect, and no adjustment by reason thereof shall be made with respect to, the number or price of shares of Common Stock subject to an Award.

(b) Dissolution or Liquidation. In the event of the proposed dissolution or liquidation of the Company, the Administrator shall notify each Participant as soon as practicable prior to the effective date of such proposed transaction. The Administrator in its discretion may provide for a Participant to have the right to exercise his or her Option or SAR until ten (10) days prior to such transaction as to all of the Awarded Stock covered thereby, including Shares as to which the Award would not otherwise be exercisable. In addition, the Administrator may provide that any Company repurchase option or forfeiture rights applicable to any Award shall lapse 100%, and that any Award vesting shall accelerate 100%, provided the proposed dissolution or liquidation takes place at the time and in the manner contemplated. To the extent it has not been previously exercised (with respect to Options and SARs) or vested (with respect to other Awards), an Award will terminate immediately prior to the consummation of such proposed action.

(c) Change of Control.

(1) Stock Options and SARs. In the event of a Change of Control, each outstanding Option and SAR shall be assumed or an equivalent option or SAR substituted by the successor corporation or a Parent or Subsidiary of the successor corporation. In the event that the successor corporation refuses to assume or substitute for the Option or SAR, the Participant shall fully vest in and have the right to exercise the Option or SAR as to all of the Awarded Stock, including Shares as to which it would not otherwise be vested or exercisable. If an Option or SAR becomes fully vested and exercisable in lieu of assumption or substitution in the event of a Change of Control, the Administrator shall notify the Participant in writing or electronically that the Option or SAR shall be fully vested and exercisable for a period of thirty (30) days from the date of such notice, and the Option or SAR shall terminate upon the expiration of such period. For the purposes of this paragraph, the Option or SAR shall be considered assumed if, following the Change of Control, the option or stock appreciation right confers the right to purchase or receive, for each Share of Awarded Stock subject to the Option or SAR immediately prior to the Change of Control, the consideration (whether stock, cash, or other securities or property) received in the Change of Control by holders of Common Stock for each Share held on the effective date of the transaction (and if holders were offered a choice of consideration, the type of consideration chosen by the holders of a majority of the outstanding Shares); provided, however, that if such consideration received in the Change of Control is not solely common stock of the successor corporation or its Parent, the Administrator may, with the consent of the successor corporation, provide for the consideration to be received upon the exercise of the Option or SAR, for each Share of Awarded Stock subject to the Option or SAR, to be solely common stock of the successor corporation or its Parent equal in fair market value to the per share consideration received by holders of Common Stock in the Change of Control.

(2) Restricted Stock, Performance Shares, Performance Units and Deferred Stock Units. In the event of a Change of Control, each outstanding Restricted Stock, Performance Share, Performance Unit and Deferred Stock Unit award shall be assumed or an equivalent Restricted Stock, Performance Share, Performance Unit and Deferred Stock Unit

award substituted by the successor corporation or a Parent or Subsidiary of the successor corporation. In the event that the successor corporation refuses to assume or substitute for the Restricted Stock, Performance Share, Performance Unit or Deferred Stock Unit award, the Participant shall fully vest in the Restricted Stock, Performance Share, Performance Unit or Deferred Stock Unit including as to Shares (or with respect to Performance Units, the cash equivalent thereof) which would not otherwise be vested. For the purposes of this paragraph, a Restricted Stock, Performance Share, Performance Unit and Deferred Stock Unit award shall be considered assumed if, following the Change of Control, the award confers the right to purchase or receive, for each Share (or with respect to Performance Units, the cash equivalent thereof) subject to the Award immediately prior to the Change of Control, the consideration (whether stock, cash, or other securities or property) received in the Change of Control by holders of Common Stock for each Share held on the effective date of the transaction (and if holders were offered a choice of consideration, the type of consideration chosen by the holders of a majority of the outstanding Shares); provided, however, that if such consideration received in the Change of Control is not solely common stock of the successor corporation or its Parent, the Administrator may, with the consent of the successor corporation, provide for the consideration to be received, for each Share and each unit/right to acquire a Share subject to the Award, to be solely common stock of the successor corporation or its Parent equal in fair market value to the per share consideration received by holders of Common Stock in the Change of Control.

20. Date of Grant. The date of grant of an Award shall be, for all purposes, the date on which the Administrator makes the determination granting such Award, or such other later date as is determined by the Administrator. Notice of the determination shall be provided to each Participant within a reasonable time after the date of such grant.

21. Amendment and Termination of the Plan.

(a) Amendment and Termination. The Board may at any time amend, alter, suspend or terminate the Plan.

(b) Stockholder Approval. The Company shall obtain stockholder approval of any Plan amendment to the extent necessary and desirable to comply with Section 422 of the Code (or any successor rule or statute or other applicable law, rule or regulation, including the requirements of any exchange or quotation system on which the Common Stock is listed or quoted). Such stockholder approval, if required, shall be obtained in such a manner and to such a degree as is required by the applicable law, rule or regulation.

(c) Effect of Amendment or Termination. No amendment, alteration, suspension or termination of the Plan shall impair the rights of any Participant, unless mutually agreed otherwise between the Participant and the Administrator, which agreement must be in writing and signed by the Participant and the Company.

22. Conditions Upon Issuance of Shares.

(a) Legal Compliance. Shares shall not be issued pursuant to the exercise of an Award unless the exercise of the Award or the issuance and delivery of such Shares (or with respect to Performance Units, the cash equivalent thereof) shall comply with Applicable Laws and shall be further subject to the approval of counsel for the Company with respect to such compliance.

(b) Investment Representations. As a condition to the exercise or receipt of an Award, the Company may require the person exercising or receiving such Award to represent and warrant at the time of any such exercise or receipt that the Shares are being purchased only for investment and without any present intention to sell or distribute such Shares if, in the opinion of counsel for the Company, such a representation is required.

23. Liability of Company.

(a) Inability to Obtain Authority. The inability of the Company to obtain authority from any regulatory body having jurisdiction, which authority is deemed by the Company's counsel to be necessary to the lawful issuance and sale of any Shares hereunder, shall relieve the Company of any liability in respect of the failure to issue or sell such Shares as to which such requisite authority shall not have been obtained.

(b) Grants Exceeding Allotted Shares. If the Awarded Stock covered by an Award exceeds, as of the date of grant, the number of Shares which may be issued under the Plan without additional stockholder approval, such Award shall be void with respect to such excess Awarded Stock, unless stockholder approval of an amendment sufficiently increasing the number of Shares subject to the Plan is timely obtained in accordance with Section 21(b) of the Plan.

24. Reservation of Shares. The Company, during the term of this Plan, will at all times reserve and keep available such number of Shares as shall be sufficient to satisfy the requirements of the Plan.

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-K

(Mark One)

☒ Annual report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934
For the fiscal year ended March 31, 2009

☐ Transition report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934
For the transition period from __________ to __________

Commission File Number: 0-21184

MICROCHIP TECHNOLOGY INCORPORATED
(Exact Name of Registrant as Specified in Its Charter)

Delaware	**86-0629024**
(State or Other Jurisdiction of Incorporation or Organization)	(IRS Employer Identification No.)

2355 W. Chandler Blvd., Chandler, AZ 85224
(Address of Principal Executive Offices, Including Zip Code)

(480) 792-7200
(Registrant's Telephone Number, Including Area Code)

Securities registered pursuant to Section 12(b) of the Act:

Title of Each Class	Name of Each Exchange on Which Registered
Common Stock, $0.001 Par Value Per Share	Nasdaq Global Market
Preferred Share Purchase Rights	None

Securities registered pursuant to Section 12(g) of the Act: **None**

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. ☒ Yes ☐ No

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. ☐ Yes ☒ No

Indicate by checkmark whether the Registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days: ☒ Yes ☐ No

Indicate by checkmark whether the registrant has submitted electronically and posted on its corporate Website, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§229.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files). ☐ Yes ☐ No

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K (§229.405 of this chapter) is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of Form 10-K or any amendment to this Form 10-K ☐

Indicate by check mark whether the registrant is large accelerated filer, an accelerated filed, or a non-accelerated filer, or smaller reporting company. See definitions of "large accelerated filer" "accelerated file" and "smaller reporting company" in Rule 12b-2 of the Exchange Act):

Large accelerated filer ☒ Accelerated filer ☐ Non-accelerated filer ☐ Smaller reporting company ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Act). ☐ Yes ☒ No

Aggregate market value of the voting and non-voting common equity held by non-affiliates as of September 30, 2008 based upon the closing price of the common stock as reported by the NASDAQ® Global Market on such date was approximately $5,215,717,918

Number of shares of Common Stock, $.001 par value, outstanding as of May 26, 2009: 182,866,010.

Documents Incorporated by Reference

Document	Part of Form 10-K
Proxy Statement for the 2009 Annual Meeting of Stockholders	III

MICROCHIP TECHNOLOGY INCORPORATED AND SUBSIDIARIES

FORM 10-K

TABLE OF CONTENTS

PART I

This Form 10-K contains certain forward-looking statements that involve risks and uncertainties, including statements regarding our strategy and future financial performance and those statements identified under "Item 7 - Note Regarding Forward-looking Statements." Our actual results could differ materially from the results described in these forward-looking statements as a result of certain factors including those set forth under "Item 1A – Risk Factors," beginning below at page 10, and elsewhere in this Form 10-K. Although we believe that the matters reflected in the forward-looking statements are reasonable, we cannot guarantee future results, levels of activity, performance or achievements. You should not place undue reliance on these forward-looking statements. We disclaim any obligation to update information contained in any forward-looking statement.

Item 1. BUSINESS

We develop and manufacture specialized semiconductor products used by our customers for a wide variety of embedded control applications. Our product portfolio comprises 8-bit, 16-bit, and 32-bit PIC® microcontrollers and 16-bit dsPIC® digital signal controllers, which feature on-board Flash (reprogrammable) memory technology. In addition, we offer a broad spectrum of high-performance linear, mixed-signal, power management, thermal management, battery management and interface devices. We also make serial EEPROMs. Our synergistic product portfolio targets thousands of applications and a growing demand for high-performance designs in the automotive, communications, computing, consumer and industrial control markets. Our quality systems are ISO/TS16949 (2002 version) certified.

Microchip Technology Incorporated was incorporated in Delaware in 1989. In this Form 10-K, "we," "us," and "our" each refers to Microchip Technology Incorporated and its subsidiaries. Our executive offices are located at 2355 West Chandler Boulevard, Chandler, Arizona 85224-6199 and our telephone number is (480) 792-7200.

Our Internet address is *www.microchip.com*. We post the following filings on our website as soon as reasonably practicable after they are electronically filed with or furnished to the Securities and Exchange Commission:

- our annual report on Form 10-K
- our quarterly reports on Form 10-Q
- our current reports on Form 8-K
- our proxy statement
- any amendments to the above-listed reports filed or furnished pursuant to Sections 13(a) or 15(d) of the Securities Exchange Act of 1934

All SEC filings on our website are available free of charge. The information on our website is **not** incorporated into this Form 10-K.

Industry Background

Competitive pressures require manufacturers of a wide variety of products to expand product functionality and provide differentiation while maintaining or reducing cost. To address these requirements, manufacturers often use integrated circuit-based embedded control systems that enable them to:

- differentiate their products
- replace less efficient electromechanical control devices
- reduce the number of components in their system
- add product functionality
- decrease time to market for their products
- significantly reduce product cost

Embedded control systems have been incorporated into thousands of products and subassemblies in a wide variety of applications and markets worldwide, including:

- automotive comfort, safety and entertainment applications
- remote control devices
- handheld tools
- home appliances
- portable computers
- robotics
- accessories
- cordless and cellular telephones

- motor controls
- security systems
- educational and entertainment devices
- consumer electronics
- power supplies

Embedded control systems typically incorporate a microcontroller as the principal active, and sometimes sole, component. A microcontroller is a self-contained computer-on-a-chip consisting of a central processing unit, non-volatile program memory, random access memory for data storage and various input/output peripheral capabilities. In addition to the microcontroller, a complete embedded control system incorporates application-specific software and may include specialized peripheral device controllers, non-volatile memory components such as EEPROMs, and various analog and interface products.

The increasing demand for embedded control has made the market for microcontrollers one of the larger segments of the semiconductor market at approximately $14 billion in calendar year 2008. Microcontrollers are currently available in 4-bit through 32-bit architectures. 4-bit microcontrollers are the smallest segment of the microcontroller market and have been in decline for several years. 8-bit microcontrollers remain very cost-effective for a wide range of high volume embedded control applications and, as a result, continue to represent the largest portion of the overall microcontroller market. 16-bit and 32-bit microcontrollers provide higher performance and functionality, and are generally found in more complex embedded control applications.

Our Products

Our strategic focus is on embedded control solutions, including:

- microcontrollers
- development tools
- analog and interface products
- memory products

We provide highly cost-effective embedded control solutions that also offer the advantages of small size, high performance, low voltage/power operation and ease of development, enabling timely and cost-effective embedded control product integration by our customers.

Microcontrollers

We offer a broad family of microcontroller products featuring our unique, proprietary architecture marketed under the PIC brand name. We believe that our PIC product family is a price/performance leader in the worldwide microcontroller market. We have shipped over 7 billion PIC microcontrollers to customers worldwide since their introduction in 1990. Our PIC products are designed for applications requiring field programmability, high performance, low power and cost effectiveness. They feature a variety of memory technology configurations, low voltage and power, small footprint and ease of use. Our performance results from a product architecture which features dual data and instruction pathways, referred to as a Harvard dual-bus architecture; a Reduced Instruction Set Computer, referred to as RISC; and variable length instructions; all of which provide significant speed advantages over alternative single-bus, Complex Instruction Set Computer architectures, referred to as CISC. With approximately 600 microcontrollers in our product portfolio, we target the 8-bit, 16-bit, and 32-bit microcontroller markets.

Digital Signal Controllers (DSC) are a subset of our 16-bit microcontroller offering. Our dsPIC Digital Signal Controller families integrate the control features of high-performance 16-bit microcontrollers with the computation capabilities of Digital Signal Processors (DSPs), along with a wide variety of peripheral functions making them suitable for a large number of embedded control applications. Our dsPIC product family offers a broad suite of hardware and software development tools, software application libraries, development boards and reference designs to ease and expedite the customer application development cycle. With its field-re-programmability, large selection of peripheral functions, small footprint and ease of use, we believe that our dsPIC Digital Signal Controllers enlarge our addressable market.

We have used our manufacturing experience and design and process technology to bring additional enhancements and manufacturing efficiencies to the development and production of our PIC family of microcontroller products. Our extensive experience base has enabled us to develop our advanced, low-cost user programmability feature by incorporating non-volatile memory, such as Flash, EEPROM and EPROM Memory, into the microcontroller, and to be a leader in reprogrammable microcontroller product offerings.

Development Tools

We offer a comprehensive set of low-cost and easy-to-learn application development tools. These tools enable system designers to quickly and easily program a PIC microcontroller and dsPIC Digital Signal Controllers for specific applications and, we believe are a key factor for obtaining design wins.

Our family of development tools for PIC and dsPIC devices operates in the standard Windows® environment on standard PC hardware. These tools range from entry-level systems, which include an assembler and programmer or in-circuit debugging hardware, to fully configured systems that provide in-circuit emulation hardware. Customers moving from entry-level designs to those requiring real-time emulation are able to preserve their investment in learning and tools as they migrate to future PIC devices since all of our PIC and dsPIC development tools share the same integrated development environment.

Many independent companies also develop and market application development tools that support our standard microcontroller product architecture. Currently, there are approximately 200 third-party tool suppliers worldwide whose products support our proprietary microcontroller architecture.

We believe that familiarity with and adoption of both our and third-party development tools by an increasing number of product designers will be an important factor in the future selection of our embedded control products. These development tools allow design engineers to develop thousands of application-specific products from our standard microcontrollers. To date, we have shipped more than 750,000 development tools.

Analog and Interface Products

Our analog and interface products consist of several families with over 550 power management, linear, mixed-signal, thermal management and interface products. At the end of fiscal 2009, our mixed-signal analog and interface products were being shipped to more than 13,100 end customers.

We continue marketing and selling our analog and interface products into our existing microcontroller customer base, which we refer to as our analog "attach" strategy, as well as to new customers. In addition to our "attach" strategy, we market and sell other products that may not fit our traditional PIC microcontroller and memory products customer base. We market these, and all of our products, based on an application segment approach targeted to provide customers with application solutions.

Memory Products

Our memory products consist primarily of serial electrically erasable programmable read-only memory, referred to as Serial EEPROMs. We sell these devices primarily into the embedded control market, and we are one of the largest suppliers of such devices worldwide. Serial EEPROM products are used for non-volatile program and data storage in systems where such data must be either modified frequently or retained for long periods. Serial EEPROMs have a very low I/O pin requirement, permitting production of very small devices.

Manufacturing

Our manufacturing operations include wafer fabrication and assembly and test. The ownership of our manufacturing resources is an important component of our business strategy, enabling us to maintain a high level of manufacturing control resulting in us being one of the lowest cost producers in the embedded control industry. By owning our wafer fabrication facilities and our assembly and test operations, and by employing statistical techniques (statistical process control, designed experiments and wafer level monitoring), we have been able to achieve and maintain high production yields. Direct control over manufacturing resources allows us to shorten our design and production cycles. This control also allows us to capture the wafer manufacturing and a portion of the assembly and testing profit margin.

Our manufacturing facilities are located in:

- Tempe, Arizona (Fab 2)
- Chandler, Arizona (probe operations)
- Gresham, Oregon (Fab 4)
- Bangkok, Thailand (assembly, probe and test)

Wafer Fabrication

Fab 2 currently produces 8-inch wafers and supports manufacturing processes from 0.35 to 5.0 microns. During fiscal 2008 and the first half of fiscal 2009, Fab 2 operated at approximately 99% of its capacity. In response to lower demand in the second half of fiscal 2009, we reduced the production levels of Fab 2 to about 60% of capacity. Operating at lower percentages of capacity has a negative impact on our operating results due to the relatively high fixed costs inherent in wafer fabrication manufacturing.

We acquired Fab 4 in August 2002 and began production in October 2003. Fab 4 currently produces 8-inch wafers using predominantly 0.22 to 0.5 micron manufacturing processes and is capable of supporting technologies below 0.18 microns. Similar to Fab 2, Fab 4 was operating at about 100% of its active capacity during the first half of fiscal 2009. We reduced the production levels of Fab 4 in the second half of fiscal 2009 to about 60% of its active capacity. A significant amount of clean room capacity and equipment acquired with Fab 4 can be brought on line in the future to support incremental wafer fabrication capacity needs. We believe the combined capacity of Fab 2 and Fab 4 will provide sufficient capacity to allow us to respond to increases in future demand over the next several years with modest incremental capital expenditures.

We continue to transition products to more advanced process technologies to reduce future manufacturing costs. We believe that our ability to successfully transition to more advanced process technologies is important for us to remain competitive.

We outsource a small percentage of our wafer production requirements to third-party wafer foundries to augment our internal manufacturing capabilities.

Assembly and Test

We perform product assembly and testing at our facilities located near Bangkok, Thailand. As of March 31, 2009, approximately 77% of our assembly requirements were being performed in our Thailand facility. As of March 31, 2009, our Thailand facility was testing substantially all of our wafer production. We use third-party assembly and test contractors in several Asian countries for the balance of our assembly and test requirements.

During fiscal 2009, we completed certain projects to increase capacity at our assembly and test operation in Thailand. Due to lower demand in the second half of fiscal 2009, we are currently operating at levels significantly below the total operating capacity of our Thailand facility.

General Matters Impacting Our Manufacturing Operations

We employ proprietary design and manufacturing processes in developing our microcontroller and memory products. We believe our processes afford us both cost-effective designs in existing and derivative products and greater functionality in new product designs. While many of our competitors develop and optimize separate processes for their logic and memory product lines, we use a common process technology for both microcontroller and non-volatile memory products. This allows us to more fully absorb our process research and development costs and to deliver new products to market more rapidly. Our engineers utilize advanced Computer Aided Design tools and software to perform circuit design, simulation and layout, and our in-house photomask and wafer fabrication facilities enable us to rapidly verify design techniques by processing test wafers quickly and efficiently.

Due to the high fixed costs inherent in semiconductor manufacturing, consistently high manufacturing yields have significant positive effects on our gross profit and overall operating results. Our continuous focus on manufacturing productivity has allowed us to maintain excellent manufacturing yields at our facilities. Our manufacturing yields are primarily driven by a comprehensive implementation of statistical process control, extensive employee training and our effective use of our manufacturing facilities and equipment. Maintenance of manufacturing productivity and yields are important factors in the achievement of our operating results. The manufacture of integrated circuits, particularly non-volatile, erasable CMOS memory and logic devices, such as those that we produce, are complex processes. These processes are sensitive to a wide variety of factors, including the level of contaminants in the manufacturing environment, impurities in the materials used and the performance of our manufacturing personnel and equipment. As is typical in the semiconductor industry, we have from time to time experienced lower than anticipated manufacturing yields. Our operating results will suffer if we are unable to maintain yields at approximately the current levels.

Historically, we have relied on our ability to respond quickly to customer orders as part of our competitive strategy, resulting in customers placing orders with relatively short delivery schedules. In order to respond to such requirements, we must maintain a significant work in process and finished goods inventory.

At the end of fiscal 2009, we owned identifiable long-lived assets (consisting of property, plant and equipment) in the United States amounting to $368.1 million and $163.6 million in other countries, including $152.4 million in Thailand. At the end of fiscal 2008, we owned identifiable long-lived assets in the United States amounting to $400.6 million and $121.7 million in other countries, including $113.1 million in Thailand.

Research and Development (R&D)

We are committed to continuing our investment in new and enhanced products, including development systems, and in our design and manufacturing process technologies. We believe these investments are significant factors in maintaining our competitive position. Our current R&D activities focus on the design of new microcontrollers, digital signal controllers, Serial EEPROM memory, analog and interface products, new development systems, software and application-specific software libraries. We are also developing new design and process technologies to enable new products and innovative features as well as achieve further cost reductions and performance improvements in existing products.

In fiscal 2009, our R&D expenses were $115.5 million, compared to $120.9 million in fiscal 2008 and $113.7 million in fiscal 2007. R&D expenses included $10.9 million in fiscal 2009, $10.7 million in fiscal 2008 and $9.6 million in fiscal 2007 of share-based compensation as a result of the adoption of FASB Statement of Financial Accounting Standard (SFAS) No. 123 (revised 2004) *Share-Based Payment* (SFAS No. 123R).

Sales and Distribution

General

We market our products worldwide primarily through a network of direct sales personnel and distributors.

Our direct sales force focuses on a wide variety of strategic accounts in three geographical markets: the Americas, Europe and Asia. We currently maintain sales and technical support centers in major metropolitan areas in all three geographic markets. We believe that a strong technical service presence is essential to the continued development of the embedded control market. Many of our field sales engineers (FSEs), field application engineers (FAEs), and sales management have technical degrees or backgrounds and have been previously employed in high technology environments. We believe that the technical knowledge of our sales force is a key competitive advantage in the sale of our products. The primary mission of our FAE team is to provide technical assistance to customers and to conduct periodic training sessions for the balance of our sales team. FAEs also frequently conduct technical seminars and workshops in major cities around the world.

Distribution

Our distributors focus primarily on servicing the product requirements of a broad base of diverse customers. We believe that distributors provide an effective means of reaching this broad and diverse customer base. We believe that customers recognize Microchip for its products and brand name and use distributors as an effective supply channel.

In each of fiscal 2009 and fiscal 2008, we derived 64% of our net sales through distributors and 36% of our net sales from customers serviced directly by Microchip. In fiscal 2007, we derived 65% of our net sales through distributors and 35% of our net sales from customers serviced directly by Microchip. Our largest distributor accounted for approximately 14% of our net sales in fiscal 2009, 12% of our net sales in fiscal 2008 and 11% of our net sales in fiscal 2007. A second distributor accounted for approximately 10% of our net sales in fiscal 2007. No other distributor or end customer accounted for more than 10% of our net sales in fiscal 2009, 2008 or 2007.

We do not have long-term agreements with our distributors and we, or our distributors, may each terminate our relationship with little or no advanced notice. The loss of, or the disruption in the operations of, one or more of our distributors could reduce our future net sales in a given quarter and could result in an increase in inventory returns.

Sales by Geography

Sales by geography for fiscal 2009, 2008 and 2007 were as follows (dollars in thousands):

	Year Ended March 31,					
	2009		2008		2007	
Americas	$ 228,922	25.3%	$ 273,363	26.4%	$ 287,371	27.6%
Europe	257,407	28.5	308,171	29.8	302,708	29.1
Asia	416,968	46.2	454,203	43.8	449,592	43.3
Total Sales	$ 903,297	100.0%	$ 1,035,737	100.0%	$ 1,039,671	100.0%

Sales to foreign customers accounted for approximately 75% of our net sales in each of fiscal 2009 and fiscal 2008 and 74% of our net sales in fiscal 2007. Our sales to foreign customers have been predominately in Asia and Europe, which we attribute to the manufacturing strength in those areas for automotive, communications, computing, consumer and industrial control products. Americas sales include sales to customers in the United States, Canada, Central America and South America.

Sales to customers in China, including Hong Kong, accounted for approximately 23% of our net sales in fiscal 2009, 20% of our net sales in fiscal 2008 and 18% of our net sales in fiscal 2007. In each of fiscal 2008 and fiscal 2007, sales to customers in Taiwan accounted for approximately 10% of our net sales. We did not have sales into any other foreign countries that exceeded 10% of our net sales during fiscal 2009, 2008 or 2007.

Our international sales are predominately U.S. dollar denominated. Although foreign sales are subject to certain government export restrictions, we have not experienced any material difficulties to date as a result of export restrictions.

The semiconductor industry is characterized by seasonality and wide fluctuations of supply and demand. Since a significant portion of our revenue is from consumer markets and international sales, our business may be subject to seasonally lower revenues in the third and fourth quarters of our fiscal year. In recent periods, adverse global economic conditions and weakness in the housing market have had a more significant impact on our results than seasonality, and has made it difficult to assess the impact of seasonal factors on our business.

Backlog

As of April 30, 2009, our backlog was approximately $135.5 million, compared to $225.7 million as of April 30, 2008. Our backlog includes all purchase orders scheduled for delivery within the subsequent 12 months.

We primarily produce standard products that can be shipped from inventory within a short time after we receive an order. Our business and, to a large extent, that of the entire semiconductor industry, is characterized by short-term orders and shipment schedules. Orders constituting our current backlog are subject to changes in delivery schedules, or to cancellation at the customer's option without significant penalty. Thus, while backlog is useful for scheduling production, backlog as of any particular date may not be a reliable measure of sales for any future period.

Competition

The semiconductor industry is intensely competitive and has been characterized by price erosion and rapid technological change. We compete with major domestic and international semiconductor companies, many of which have greater market recognition and greater financial, technical, marketing, distribution and other resources than we have with which to pursue engineering, manufacturing, marketing and distribution of their products. Furthermore, recent adverse economic conditions have resulted in a current over capacity in the semiconductor industry and excess capacity or improved product availability could adversely affect market pricing and our competitive position.

We currently compete principally on the basis of the technical innovation and performance of our embedded control products, including the following product characteristics:

- speed
- functionality
- density
- power consumption
- reliability
- packaging alternatives

We believe that other important competitive factors in the embedded control market include:

- ease of use
- functionality of application development systems
- dependable delivery, quality and availability
- technical service and support
- price

We believe that we compete favorably with other companies on all of these factors, but we may be unable to compete successfully in the future, which could harm our business.

Patents, Licenses and Trademarks

We maintain a portfolio of U.S. and foreign patents, expiring on various dates between 2009 and 2027. We also have numerous additional U.S. and foreign patent applications pending. We do not expect that the expiration of any particular patent will have a material impact on our business. While we intend to continue to seek patents on our inventions and manufacturing processes, we believe that our continued success depends primarily on the technological skills and innovative capabilities of our personnel and our ability to rapidly commercialize product developments, rather than on our patents. Our existing patents and any new patents that are issued may not be of sufficient scope or strength to provide meaningful protection or any commercial advantage to us. In addition, the laws of certain foreign countries do not protect our intellectual property rights to the same extent as the laws of the U.S.

We have entered into certain intellectual property licenses and cross-licenses with other companies related to semiconductor products and manufacturing processes. As is typical in the semiconductor industry, we and our customers have from time to time received, and may in the future receive, communications from third parties asserting patent or other intellectual property rights on certain of our products or technologies. We investigate all such notices and respond as we believe is appropriate. Based on industry practice, we believe that in most cases we can obtain any necessary licenses or other rights on commercially reasonable terms, but we cannot assure that all licenses would be on acceptable terms, that litigation would not ensue or that damages for any past infringement would not be assessed. Litigation, which could result in substantial cost to us and require significant attention from management, may be necessary to enforce our patents or other intellectual property rights, or to defend us against claimed infringement of the rights of others. The failure to obtain necessary licenses or other rights, or litigation arising out of infringement claims, could harm our business.

Environmental Regulation

We must comply with many different federal, state, local and foreign governmental regulations related to the use, storage, discharge and disposal of certain chemicals and gases used in our manufacturing processes. Our facilities have been designed to comply with these regulations and we believe that our activities are conducted in compliance with such regulations. Any changes in such regulations or in their enforcement could require us to acquire costly equipment or to incur other significant expenses to comply with environmental regulations. Any failure by us to adequately control the storage, use and disposal of regulated substances could result in future liabilities.

Increasing public attention has been focused on the environmental impact of electronic manufacturing operations. While we have not experienced any materially adverse effects on our operations from environmental regulations, our business and results of operations could suffer if for any reason we fail to control the use of, or to adequately restrict the discharge of, hazardous substances under present or future environmental regulations.

Employees

As of March 31, 2009, we had 4,895 employees. None of our employees are represented by a labor organization. We have never had a work stoppage and believe that our employee relations are good.

Executive Officers of the Registrant

The following sets forth certain information regarding our executive officers as of April 30, 2009:

Name	Age	Position
Steve Sanghi	53	Chairman of the Board, President and Chief Executive Officer
Ganesh Moorthy	49	Executive Vice President
J. Eric Bjornholt	38	Vice President, Chief Financial Officer
Stephen V. Drehobl	47	Vice President, Security, Microcontroller and Technology Division
David S. Lambert	57	Vice President, Fab Operations
Mitchell R. Little	57	Vice President, Worldwide Sales and Applications
Richard J. Simoncic	45	Vice President, Analog and Interface Products Division

Mr. Sanghi has been President since August 1990, CEO since October 1991, and Chairman of the Board since October 1993. He has served as a director since August 1990. Mr. Sanghi holds an M.S. degree in Electrical and Computer Engineering from the University of Massachusetts and a B.S. degree in Electronics and Communication from Punjab University, India. Since May 2004, he has been a member of the Board of Directors of Xyratex Ltd., a storage and network technology company. Since May 2007, he has been a member of the Board of Directors of FIRST (For Inspiration and Recognition of Science and Technology).

Mr. Moorthy has served as Executive Vice President since October 2006 and served as a Vice President in various roles since he joined Microchip in 2001. Prior to this time, he served in various executive capacities with other semiconductor companies. Mr. Moorthy holds an M.B.A. in Marketing from National University, a B.S. degree in Electrical Engineering from the University of Washington and a B.S. degree in Physics from the University of Mumbai.

Mr. Bjornholt has served as Vice President since 2008 and Chief Financial Officer since January 1, 2009. He has served in various financial management capacities since he joined Microchip in 1995. Mr. Bjornholt holds a Masters degree in Taxation from Arizona State University and a B.S. degree in accounting from the University of Arizona.

Mr. Drehobl has served as Vice President of the Security, Microcontroller, and Technology Division since July 2001. He has been employed by Microchip since August 1989 and has served as a Vice President in various roles since February 1997. Mr. Drehobl holds a Bachelor of Technology degree from the University of Dayton.

Mr. Lambert has served as Vice President, Fab Operations since November 1993. From 1991 to November 1993, he served as Director of Manufacturing Engineering, and from 1989 to 1991, he served as Engineering Manager of Fab Operations. Mr. Lambert holds a B.S. degree in Chemical Engineering from the University of Cincinnati.

Mr. Little has served as Vice President, Worldwide Sales and Applications since July 2000. He has been employed by Microchip since 1989 and has served as a Vice President in various roles since September 1993. Mr. Little holds a B.S. degree in Engineering Technology from United Electronics Institute.

Mr. Simoncic has served as Vice President, Analog and Interface Products Division since September 1999. From October 1995 to September 1999, he served as Vice President in various roles. Joining Microchip in 1990, Mr. Simoncic held various roles in Design, Device/Yield Engineering and Quality Systems. Mr. Simoncic holds a B.S. degree in Electrical Engineering Technology from DeVry Institute of Technology.

Item 1A. RISK FACTORS

When evaluating Microchip and its business, you should give careful consideration to the factors listed below, in addition to the information provided elsewhere in this Form 10-K and in other documents that we file with the Securities and Exchange Commission.

Our operating results have been adversely impacted by global economic conditions and may fluctuate due to a number of other factors that could reduce our net sales and profitability.

Our operating results are affected by a wide variety of factors that could reduce our net sales and profitability, many of which are beyond our control. Some of the factors that may affect our operating results include:

- changes in demand or market acceptance of our products and products of our customers;
- levels of inventories at our customers;
- the mix of inventory we hold and our ability to satisfy orders from our inventory;
- changes in utilization of our manufacturing capacity and fluctuations in manufacturing yields;
- our ability to secure sufficient assembly and testing capacity;
- availability of raw materials and equipment;
- competitive developments including pricing pressures;
- the level of orders that are received and can be shipped in a quarter;
- the level of sell-through of our products through distribution;
- fluctuations in the mix of products;
- changes or fluctuations in customer order patterns and seasonality;
- constrained availability from other electronic suppliers impacting our customers' ability to ship their products, which in turn may adversely impact our sales to those customers;
- costs and outcomes of any current or future tax audits or any litigation involving intellectual property, customers or other issues;
- changes in tax regulations and policies in the U.S. and other countries in which we do business;
- disruptions in our business or our customers' businesses due to terrorist activity, armed conflict, war, worldwide oil prices and supply, public health concerns or disruptions in the transportation system;
- property damage or other losses, whether or not covered by insurance; and
- general economic, industry or political conditions in the U.S. or internationally.

We believe that period-to-period comparisons of our operating results are not necessarily meaningful and that you should not rely upon any such comparisons as indications of future performance. In future periods our operating results may fall below our public guidance or the expectations of public market analysts and investors, which would likely have a negative effect on the price of our common stock. The recent downturn in global economic conditions has adversely impacted our operating results and makes comparability between periods less meaningful.

Our operating results will suffer if we ineffectively utilize our manufacturing capacity or fail to maintain manufacturing yields.

The manufacture and assembly of integrated circuits, particularly non-volatile, erasable CMOS memory and logic devices such as those that we produce, are complex processes. These processes are sensitive to a wide variety of factors, including the level of contaminants in the manufacturing environment, impurities in the materials used, the performance of our wafer fabrication personnel and equipment, and other quality issues. As is typical in the semiconductor industry, we have from time to time experienced lower than anticipated manufacturing yields. Our operating results will suffer if we are unable to maintain yields at approximately the current levels. This could include delays in the recognition of revenue, loss of revenue or future orders, and customer-imposed penalties for failure to meet contractual shipment deadlines. Our operating results are also adversely affected when we operate at less than optimal capacity. In the quarter ended March 31, 2009, we reduced wafer starts in both Fab 2 and Fab 4, implemented rotating unpaid time off and had, and continue to have, multiple planned shutdowns in our Thailand facility. These actions were implemented to help control inventory levels in response to current and expected adverse economic conditions. This lower capacity utilization resulted in certain costs being charged directly to expense and lower gross margins. We are unable to predict when we will be able to return to more optimal levels of capacity utilization.

We are dependent on orders that are received and shipped in the same quarter and are therefore limited in our visibility of future product shipments.

Our net sales in any given quarter depend upon a combination of shipments from backlog and orders received in that quarter for shipment in that quarter, which we refer to as turns orders. We measure turns orders at the beginning of a quarter based on the orders needed to meet the shipment targets that we set entering the quarter. Historically, we have relied on our ability to respond quickly to customer orders as part of our competitive strategy, resulting in customers placing orders with relatively short delivery schedules. Shorter lead times generally mean that turns orders as a percentage of our business are relatively high in any particular quarter and reduces our backlog visibility on future product shipments. Turns orders correlate to overall semiconductor industry conditions and product lead times. Because turns orders are difficult to predict, varying levels of turns orders make our net sales more difficult to forecast. If we do not achieve a sufficient level of turns orders in a particular quarter relative to our revenue targets, our revenue and operating results may suffer. For example, in the quarter ended December 31, 2008, we and the semiconductor industry in general did not achieve the level of turns orders required to meet our targets which adversely impacted our revenue and results of operations for the December quarter.

Intense competition in the markets we serve may lead to pricing pressures, reduced sales of our products or reduced market share.

The semiconductor industry is intensely competitive and has been characterized by price erosion and rapid technological change. We compete with major domestic and international semiconductor companies, many of which have greater market recognition and substantially greater financial, technical, marketing, distribution and other resources than we do. We may be unable to compete successfully in the future, which could harm our business. Our ability to compete successfully depends on a number of factors both within and outside our control, including, but not limited to:

- the quality, performance, reliability, features, ease of use, pricing and diversity of our products;
- our success in designing and manufacturing new products including those implementing new technologies;
- the rate at which customers incorporate our products into their own applications;
- product introductions by our competitors;
- the number, nature and success of our competitors in a given market;
- our ability to obtain adequate supplies of raw materials and other supplies at acceptable prices;
- our ability to protect our products and processes by effective utilization of intellectual property rights;
- our ability to address the needs of our customers; and
- general market and economic conditions.

Historically, average selling prices in the semiconductor industry decrease over the life of any particular product. The overall average selling prices of our microcontroller and proprietary analog and interface products have remained relatively constant, while average selling prices of our Serial EEPROM and non-proprietary analog and interface products have declined over time.

We have experienced, and expect to continue to experience, modest pricing declines in certain of our more mature proprietary product lines, due primarily to competitive conditions. We have been able to moderate average selling price declines in many of our proprietary product lines by continuing to introduce new products with more features and higher prices. However, there can be no assurance that we will be able to do so in the future. We have experienced in the past, and expect to continue to experience in the future, varying degrees of competitive pricing pressures in our Serial EEPROM and non-proprietary analog products. We may be unable to maintain average selling prices for our products as a result of increased pricing pressure in the future, which could adversely impact our operating results.

Our business is dependent on selling through distributors.

Sales through distributors accounted for approximately 64% of our net sales in each of fiscal 2009 and fiscal 2008 and approximately 65% of net sales in fiscal 2007. Our largest distributor accounted for approximately 14% of our net sales in fiscal 2009, approximately 12% of our net sales in fiscal 2008 and approximately 11% of our net sales in fiscal 2007. We do not have long-term agreements with our distributors and we and our distributors may each terminate our relationship with little or no advance notice.

Continued adverse conditions in the U.S. and global economies and in the U.S. and global credit markets could materially impact the operations of our distributors. Any deterioration in the financial condition of our distributors or any disruption in the operations of our distributors could adversely impact the flow of our products to our end customers and adversely impact our results of operation. In addition, during an industry and/or economic downturn, it is possible there will be an oversupply of products and a decrease in sell-through of our products by our distributors which could reduce our net sales in a given period and result in an increase in inventory returns.

Recent credit and equity market conditions have adversely impacted our holdings of auction rate securities, investments and trading securities which has had a material adverse impact on our results of operations.

At March 31, 2009, $46.8 million of the fair value of our investment portfolio was invested in auction rate securities (ARS). Historically, the carrying value of ARS approximated fair value due to the frequent resetting of the interest rates. With the continuing liquidity issues in the global credit and capital markets, our ARS have experienced multiple failed auctions. As a result, we will not be able to access such funds until a future auction on these investments is successful. In November 2008, we executed an ARS rights agreement (the Rights) with the broker through which we purchased $31.9 million of our ARS that provides (1) us with the right to put these ARS back to the broker at par anytime during the period from June 30, 2010 through July 2, 2012, and (2) the broker with the right to purchase or sell the ARS at par on our behalf anytime through July 2, 2012. We accounted for the acceptance of the Rights as the receipt of a put option for no consideration and recognized a gain with a corresponding recognition as a long-term investment. We elected to measure the Rights under the fair value option of SFAS No. 159 and will record changes in the fair value of the Rights in earnings. We simultaneously recognized an other-than-temporary impairment loss of $5.5 million as we no longer intend to hold the ARS to a time where the fair value recovers, which was recorded in other comprehensive loss in prior quarters. We have reclassified the ARS from available-for-sale to trading securities and future changes in fair value will be recorded in earnings. We expect any future changes in the fair value of the ARS to be largely offset by changes in the fair value of the related Rights without any significant net impact to our income statement. We will continue to measure the ARS and the Rights at fair value (utilizing Level 3 inputs) until the earlier of their maturity or exercise.

The fair value of our failed ARS has been estimated based on market information and estimates determined by management and could change significantly based on market conditions. Based on the estimated values, we concluded these investments were other than temporarily impaired and recognized an impairment charge on these investments of $2.4 million during fiscal 2008 and $3.6 million during fiscal 2009. If the issuers are unable to successfully close future auctions or if their credit ratings deteriorate further, we may be required to further adjust the carrying value of the investments through an additional impairment charge to earnings.

The substantial majority of our short and long-term investments are in highly rated government agency bonds and municipal bonds. Other than with respect to our holdings of ARS, we have not experienced any liquidity or impairment issues with such investments. However, the credit markets have continued to be highly volatile and there can be no assurance that these conditions will not in the future adversely affect the liquidity or value of our investments in government agency bonds or municipal bonds.

Our investment in marketable equity securities at March 31, 2009 consisted of shares of common stock, the value of which is determined by the closing prices of such shares on the respective markets on which the shares are traded as of the balance sheet date. These investments are classified as trading securities and accounted for under the provisions of SFAS No. 115, *Accounting for Certain Investments in Debt and Equity Securities*. The market value of these investments was approximately $79.5 million at March 31, 2009 compared to our cost basis of approximately $85.5 million. The value of our investments in marketable equity securities would be materially impacted if there were a significant change in the market price of the shares. Additionally, we have sold put options on some of our trading securities, which are recorded as accrued liabilities, and are marked to market value. A decline in the stock price of the underlying security prior to the expiration date of the puts would cause an increase to the liability, which would result in a charge to our results of operations, and could result in the put being exercised by the holder. If the put is exercised by the holder, we could be required to pay up to $11.0 million for additional shares of the common stock, at a price potentially in excess of the then fair market value of the common stock which would result in a charge to our results of operations. As a result, any fluctuations in the value of our marketable securities could result in unexpected fluctuations in our financial results.

Our success depends on our ability to introduce new products on a timely basis.

Our future operating results will depend on our ability to develop and introduce new products on a timely basis that can compete effectively on the basis of price and performance and which address customer requirements. The success of our new product introductions depends on various factors, including, but not limited to:

- proper new product selection;
- timely completion and introduction of new product designs;
- availability of development and support tools and collateral literature that make complex new products easy for engineers to understand and use; and
- market acceptance of our customers' end products.

Because our products are complex, we have experienced delays from time to time in completing development of new products. In addition, our new products may not receive or maintain substantial market acceptance. We may be unable to design, develop and introduce competitive products on a timely basis, which could adversely impact our future operating results.

Our success also depends upon our ability to develop and implement new design and process technologies. Semiconductor design and process technologies are subject to rapid technological change and require significant R&D expenditures. We and other companies in the industry have, from time to time, experienced difficulties in effecting transitions to advanced process technologies and, consequently, have suffered reduced manufacturing yields or delays in product deliveries. Our future operating results could be adversely affected if any transition to future process technologies is substantially delayed or inefficiently implemented.

We must attract and retain qualified personnel to be successful and competition for qualified personnel can be intense.

Our success depends upon the efforts and abilities of our senior management, engineering and other personnel. The competition for qualified engineering and management personnel can be intense.

We may be unsuccessful in retaining our existing key personnel or in attracting and retaining additional key personnel that we require. The loss of the services of one or more of our key personnel or the inability to add key personnel could harm our business. We have no employment agreements with any member of our senior management team.

We are dependent on several contractors to perform key manufacturing functions for us.

We use several contractors located in Asia for a portion of the assembly and testing of our products. We also rely on outside wafer foundries for a portion of our wafer fabrication. Although we own the majority of our manufacturing resources, the disruption or termination of any of our contractors could harm our business and operating results.

Our use of third parties involves some reduction in our level of control over the portions of our business that we subcontract. Our future operating results could suffer if any contractor were to experience financial, operations or production difficulties or situations when demand exceeds capacity, or if they were unable to maintain manufacturing yields, assembly and test yields and costs at approximately their current levels, or if due to their locations in foreign countries they were to experience political upheaval or infrastructure disruption. Further, procurement of required products and services from third parties is done by purchase order and contracts. If these third parties are unable or unwilling to timely deliver products or services conforming to our quality standards, we may not be able to qualify additional manufacturing sources for our products in a timely manner or at all, and such arrangements, if any, may not be on favorable terms to us. In such event, we could experience an interruption in production, an increase in manufacturing and production costs, decline in product reliability, and our business and operating results could be adversely affected.

We may lose sales if our suppliers of raw materials and equipment fail to meet our needs.

Our semiconductor manufacturing operations require raw materials and equipment that must meet exacting standards. We generally have more than one source for these supplies, but there are only a limited number of suppliers capable of delivering various raw materials and equipment that meet our standards. The raw materials and equipment necessary for our business could become more difficult to obtain as worldwide use of semiconductors in product applications increases. We have experienced supply shortages from time to time in the past, and on occasion our suppliers have told us they need more time than expected to fill our orders or that they will no longer support certain equipment with updates or spare and replacements parts. An interruption of any raw materials or equipment sources, or the lack of supplier support for a particular piece of equipment, could harm our business.

Our operating results may be impacted by both seasonality and the wide fluctuations of supply and demand in the semiconductor industry.

The semiconductor industry is characterized by seasonality and wide fluctuations of supply and demand. Since a significant portion of our revenue is from consumer markets and international sales, our business may be subject to seasonally lower revenues in the third and fourth quarters of our fiscal year. However, fluctuations in our overall business in certain recent periods, semiconductor industry conditions and adverse global economic conditions have had a more significant impact on our results than seasonality, and has made it difficult to assess the impact of seasonal factors on our business. The industry has also experienced significant economic downturns, characterized by diminished product demand and production over-capacity. We have sought to reduce our exposure to this industry cyclically by selling proprietary products that cannot be easily or quickly replaced to a geographically diverse base of customers across a broad range of market segments. However, we have experienced substantial period-to-period fluctuations in operating results and expect, in the future, to experience period-to-period fluctuations in operating results due to general industry or economic conditions. In particular, our business and operating results have been adversely impacted by continuing adverse global economic conditions.

We are exposed to various risks related to legal proceedings or claims.

We are currently, and in the future may be, involved in legal proceedings or claims regarding patent infringement, intellectual property rights, contracts and other matters. As is typical in the semiconductor industry, we receive notifications from customers from time to time who believe that we owe them indemnification or other obligations related to infringement claims made against the customers by third parties. These legal proceedings and claims, whether with or without merit, could result in substantial cost to us and divert our resources. If we are not able to resolve a claim, negotiate a settlement of a matter, obtain necessary licenses on commercially reasonable terms, reengineer our products or processes to avoid infringement, and/or successfully prosecute or defend our position, we could incur uninsured liability in any of them, be required to take an appropriate charge to operations, be enjoined from selling a material portion of our products or using certain processes, suffer a reduction or elimination in the value of our inventories, and our business, financial condition or results of operations could be harmed.

It is also possible that from time to time we may be subject to claims related to the performance or use of our products. These claims may be due to products' nonconformance to our specifications, or specifications agreed upon with the customer, changes in our manufacturing processes, and unexpected end customer system issues due to the interaction with our products or insufficient design or testing by our customers. We could incur significant expenses related to such matters, including costs related to writing off the value of inventory of nonconforming products; recalling nonconforming products; providing support services, product replacements, or modification to products; the defense of such claims; diversion of resources from other projects; lost revenue or a delay in the recognition of revenue due to cancellation of orders and unpaid receivables; customer imposed fines or penalties for failure to meet contractual requirements; and a requirement to pay damages.

Because the systems into which our products are integrated have a higher cost of goods than the products we sell, these expenses and damages may be significantly higher than the sales and profits we received from the products involved. While we specifically exclude consequential damages in our standard terms and conditions, our ability to avoid such liabilities may be limited by applicable law. We do have liability insurance which covers damages arising out of product defects, but we do not expect that insurance will cover all claims or be of a sufficient amount to fully protect against such claims. Costs or payments we may make in connection with these customer claims may adversely affect the results of our operations.

Further, we sell to customers in industries such as automotive, aerospace, and medical, where failure of the systems in which our products are integrated could cause damage to property or persons. We may be subject to claims if our products, or interactions with our products, cause the system failures. We will face increased exposure to claims if there are substantial increases in either the volume of our sales into these applications or the frequency of system failures integrating our products.

Failure to adequately protect our intellectual property could result in lost revenue or market opportunities.

Our ability to obtain patents, licenses and other intellectual property rights covering our products and manufacturing processes is important for our success. To that end, we have acquired certain patents and patent licenses and intend to continue to seek patents on our inventions and manufacturing processes. The process of seeking patent protection can be long and expensive, and patents may not be issued from currently pending or future applications. In addition, our existing patents and any new patents that are issued may not be of sufficient scope or strength to provide meaningful protection or any commercial advantage to us. We may be subject to or may ourselves initiate interference proceedings in the U.S. Patent and Trademark Office, which can require significant financial and management resources. In addition, the laws of certain foreign countries do not protect our intellectual property rights to the same extent as the laws of the U.S. Infringement of our intellectual property rights by a third party could result in uncompensated lost market and revenue opportunities for us.

Our operating results may be adversely impacted if economic conditions impact the financial viability of our customers, distributors, or suppliers.

We regularly review the financial performance of our customers, distributors and suppliers. However, global economic conditions may adversely impact the financial viability of our customers, distributors or suppliers. The financial failure of a large customer or distributor, an important supplier, or a group thereof, could have an adverse impact on our operating results and could result in us not being able to collect our accounts receivable balances.

We do not typically have long-term contracts with our customers.

We do not typically enter into long-term contracts with our customers and we cannot be certain about future order levels from our customers. When we do enter into customer contracts, the contract is generally cancelable at the convenience of the customer. Even though we have approximately 63,000 customers and our ten largest direct customers made up approximately 9% of our total revenue for the year ended March 31, 2009, cancellation of customer contracts could have an adverse financial impact on our revenue and profits.

Further, as the practice has become more commonplace in the industry, we have entered into contracts with certain customers that differ from our standard terms of sale. Under these contracts we commit to supply quantities of products on scheduled delivery dates. If we become unable to supply the customer as required under the contract, the customer may incur additional production costs, lost revenues due to subsequent delays in their own manufacturing schedule, or quality related issues. Under these contracts, we may be liable for the costs the customer has incurred. While we try to limit such liabilities, if they should arise, there may be a material adverse impact on our results of operation and financial condition.

Business interruptions could harm our business.

Operations at any of our facilities, or at any of our wafer fabrication or assembly and test subcontractors, may be disrupted for reasons beyond our control, including work stoppages, power loss, incidents of terrorism or security risk, political instability, public health issues, telecommunications, transportation or other infrastructure failure, fire, earthquake, floods, or other natural disasters. If operations at any of our facilities, or our subcontractors' facilities are interrupted, we may not be able to shift production to other facilities on a timely basis. If this occurs, we would likely experience delays in shipments of products to our customers and alternate sources for production may be unavailable on acceptable terms. This could result in reduced revenues and profits and the cancellation of orders or loss of customers. In addition, business interruption insurance will likely not be enough to compensate us for any losses that may occur and any losses or damages incurred by us as a result of business interruptions could significantly harm our business.

We are highly dependent on foreign sales and operations, which exposes us to foreign political and economic risks.

Sales to foreign customers account for a substantial portion of our net sales. During each of fiscal 2009 and fiscal 2008, approximately 75% of our net sales were made to foreign customers. We purchase a substantial portion of our raw materials and equipment from foreign suppliers. In addition, we own product assembly and testing facilities located near Bangkok, Thailand, which has experienced periods of political uncertainty in the past. We also use various foreign contractors for a portion of our assembly and testing and for a portion of our wafer fabrication requirements. Substantially all of our finished goods inventory is maintained in Thailand.

Our reliance on foreign operations, foreign suppliers, maintenance of substantially all of our finished goods inventory at foreign locations and significant foreign sales exposes us to foreign political and economic risks, including, but not limited to:

- political, social and economic instability;
- public health conditions;
- trade restrictions and changes in tariffs;
- import and export license requirements and restrictions;
- difficulties in staffing and managing international operations;
- employment regulations;
- disruptions in international transport or delivery;
- difficulties in collecting receivables;
- economic slowdown in the worldwide markets served by us; and
- potentially adverse tax consequences.

If any of these risks materialize, our sales could decrease and/or our operating results could suffer.

Fluctuations in foreign currency could impact our operating results. We use forward currency exchange contracts to reduce the adverse earnings impact from the effect of exchange rate fluctuations on our non-U.S. dollar net balance sheet exposures. Nevertheless, in periods when the U.S. dollar significantly fluctuates in relation to the non-U.S. currencies in which we transact business, the value of non-U.S. dollar transactions can have an adverse effect on our results of operations and financial condition.

Interruptions in our information technology systems could adversely affect our business.

We rely on the efficient and uninterrupted operation of complex information technology systems and networks to operate our business. Any significant system or network disruption, including but not limited to new system implementations, computer viruses, security breaches, or energy blackouts could have a material adverse impact on our operations, sales and operating results. We have implemented measures to manage our risks related to such disruptions, but such disruptions could still occur and negatively impact our operations and financial results. In addition, we may incur additional costs to remedy the damages caused by these disruptions or security breaches.

The occurrence of events for which we are self-insured, or which exceed our insurance limits, may adversely affect our profitability and liquidity.

We have insurance contracts with independent insurance companies related to many different types of risk; however, we self-insure for some potentially significant risks and obligations. In these circumstances, we have determined that it is more cost effective to self-insure certain risks than to pay the increased premium costs in place since the disruption in the insurance market after the events of September 11, 2001. The risks and exposures that we self-insure include, but are not limited to, certain property, product defects, political risks, and patent infringement. Should there be a loss or adverse judgment or other decision in an area for which we are self-insured, then our financial condition, result of operations and liquidity may be adversely affected.

We are subject to stringent environmental regulations, which may force us to incur significant expenses.

We must comply with many different federal, state, local and foreign governmental regulations related to the use, storage, discharge and disposal of toxic, volatile or otherwise hazardous chemicals used in our products and manufacturing processes. Our failure to comply with present or future regulations could result in the imposition of fines, suspension of production or a cessation of operations. Such environmental regulations have required us in the past and could require us in the future to acquire costly equipment or to incur other significant expenses to comply with such regulations. Any failure by us to control the use of or adequately restrict the discharge of hazardous substances could subject us to future liabilities. Environmental problems may occur that could subject us to future costs or liabilities.

Over the past few years, there has been an expansion in environmental laws focusing on reducing or eliminating hazardous substances in electronic products. For example, the EU RoHS Directive provided that beginning on July 1, 2006, electronic products sold into Europe were required to meet stringent chemical restrictions, including the absence of lead. Other countries, such as the U.S., China and Korea, have enacted or may enact laws or regulations similar to those of the EU. These and other future environmental regulations could require us to reengineer certain of our existing products and may make it more expensive for us to manufacture and sell our products. Over the last several years, the number and complexity of laws focused on the energy efficiency of electronic products and accessories; the recycling of electronic products; and the reduction in quantity and the recycling of packaging materials have expanded significantly. It may be difficult for us to timely comply with these laws and we may not have sufficient quantities of compliant products to meet customers' needs, thereby adversely impacting our sales and profitability. We may also have to write off inventory in the event that we hold inventory that is not saleable as a result of changes to regulations. We expect these trends to continue. In addition, we anticipate increased customer requirements to meet voluntary criteria related to the reduction or elimination of hazardous substances in our products and energy efficiency measures.

Regulatory authorities in jurisdictions into which we ship our products could levy fines or restrict our ability to export products.

A significant portion of our sales are made outside of the U.S. through the exporting and re-exporting of products. In addition to local jurisdictions' export regulations, our U.S.-manufactured products or products based on U.S. technology are subject to Export Administration Regulations (EAR) when exported and re-exported to and from international jurisdictions. Licenses or proper license exceptions may be required for the shipment of our products to certain countries. Non-compliance with EAR or other export regulations can result in penalties including denial of export privileges, fines, criminal penalties, and seizure of products. Such penalties could have a material adverse effect on our business including our ability to meet our net sales and earnings targets.

The outcome of currently ongoing and future examinations of our income tax returns by the IRS could have an adverse effect on our results of operations.

We are subject to continued examination of our income tax returns by the IRS and other tax authorities for fiscal 2002 and later, other than fiscal 2005. We regularly assess the likelihood of adverse outcomes resulting from these examinations to determine the adequacy of our provision for income taxes. There can be no assurance that the outcomes from these continuing examinations will not have an adverse effect on our future operating results.

The future trading price of our common stock could be subject to wide fluctuations in response to a variety of factors.

The market price of our common stock has fluctuated significantly in the past and is likely to fluctuate in the future. The future trading price of our common stock could be subject to wide fluctuations in response to a variety of factors, many of which are beyond our control, including, but not limited to:

- quarterly variations in our operating results and the operating results of other technology companies;
- actual or anticipated announcements of technical innovations or new products by us or our competitors;
- changes in analysts' estimates of our financial performance or buy/sell recommendations;

- changes in our financial guidance or our failure to meet such guidance;
- general conditions in the semiconductor industry; and
- global economic and financial conditions.

In addition, the stock market has recently experienced significant price and volume fluctuations that have affected the market prices for many companies and that often have been unrelated to the operating performance of such companies. These broad market fluctuations and other factors have harmed and may harm the market price of our common stock.

In the event we make acquisitions, we may not be able to successfully integrate such acquisitions or attain the anticipated benefits.

We may consider strategic acquisitions if such opportunities arise. Any transactions that we consider may involve a number of risks including the diversion of our management's attention from our existing business for those transactions that we complete, or possible adverse effects on our operating results during the integration process. In addition, we may not be able to successfully or profitably integrate, operate, maintain and manage any newly acquired operations or employees. We may not be able to maintain uniform standards, controls, procedures and policies, which may lead to operational inefficiencies.

We have not historically maintained substantial levels of indebtedness, and our financial condition and results of operations could be adversely affected if we do not effectively manage our liabilities.

As a result of our sale of $1.15 billion of 2.125% junior subordinated convertible debentures in December 2007, we have a substantially greater amount of long-term debt than we have maintained in the past. Our maintenance of substantial levels of debt could adversely affect our ability to take advantage of corporate opportunities and could adversely affect our financial condition and results of operations. We may need or desire to refinance all or a portion of our debentures or any other future indebtedness that we incur on or before the maturity of the debentures. There can be no assurance that we will be able to refinance any of our indebtedness on commercially reasonable terms, if at all.

Conversion of our debentures will dilute the ownership interest of existing stockholders, including holders who had previously converted their debentures.

The conversion of some or all of our outstanding debentures will dilute the ownership interest of existing stockholders to the extent we deliver common stock upon conversion of the debentures. Upon conversion, we may satisfy our conversion obligation by delivering cash, shares of common stock or any combination, at our option. If upon conversion we elect to deliver cash for the lesser of the conversion value and principal amount of the debentures, we would pay the holder the cash value of the applicable number of shares of our common stock. Upon conversion, we intend to satisfy the lesser of the principal amount or the conversion value of the debentures in cash. If the conversion value of a debenture exceeds the principal amount of the debenture, we may also elect to deliver cash in lieu of common stock for the conversion value in excess of one thousand dollars principal amount (conversion spread). There would be no adjustment to the numerator in the net income per common share computation for the cash settled portion of the debentures as that portion of the debt instrument will always be settled in cash. The conversion spread will be included in the denominator for the computation of diluted net income per common share. Any sales in the public market of any common stock issuable upon such conversion could adversely affect prevailing market prices of our common stock. In addition, the existence of the debentures may encourage short selling by market participants because the conversion of the debentures could be used to satisfy short positions, or anticipated conversion of the debentures into shares of our common stock could depress the price of our common stock.

There will likely be new accounting pronouncements or regulatory rulings which may have an adverse impact on our future financial condition and results of operations.

There will likely be new accounting pronouncements or regulatory rulings, which may have an adverse impact on our future financial condition and results of operations. For example, in May 2008, the FASB issued FASB Staff Position (FSP) No. APB 14-1, *Accounting for Convertible Debt Instruments that May be Settled in Cash Upon Conversion (Including Partial Cash Settlement)* (FSP APB 14-1), that alters the accounting treatment for convertible debt that allows for either mandatory or optional cash settlements, including our outstanding debentures. FSP APB 14-1 requires the issuer to separately account for the liability and equity components of the instrument in a manner that reflects the issuer's economic interest cost. Further, FSP APB 14-1 requires bifurcation of a component of the debt, classification of that component as equity, and then accretion of the resulting discount on the debt to result in the "economic interest cost" being reflected in the consolidated statements of income. In issuing FSP APB 14-1, the FASB emphasized that FSP APB 14-1 will be applied to the terms of the instruments as they existed for the time periods presented, therefore, the application of FSP APB 14-1 would be applied retrospectively to all periods presented. FSP APB 14-1 is effective for fiscal years beginning after December 15, 2008, and will require retrospective application. We will be required to implement the proposed standard during the first quarter of fiscal 2010, which begins on April 1, 2009. Although FSP APB 14-1 will have no impact on our actual past or future cash flows, it will require us to record a significant amount of non-cash interest expense as the debt discount is amortized. In addition, if our convertible debt is redeemed or converted prior to maturity, any unamortized debt discount would result in a loss on extinguishment. As a result, there could be a material adverse impact on our results of operations and earnings per share. These impacts could adversely affect the trading price of our common stock and the trading price of our debentures.

Recently proposed U.S. tax legislation regarding our foreign earnings could materially impact our business and financial results.

Currently, a majority of our revenue is generated from customers located outside the U.S., and a substantial portion of our assets, including employees, are located outside the U.S. Present U.S. income taxes and foreign withholding taxes have not been provided on undistributed earnings for certain of our non-U.S. subsidiaries, because such earnings are intended to be indefinitely reinvested in the operations of those subsidiaries. President Obama's administration has recently announced initiatives that would substantially reduce our ability to defer U.S. taxes including, repealing the deferral of U.S. taxation of foreign earnings, eliminating utilization of or substantially reducing our ability to claim foreign tax credits, and eliminating various tax deductions until foreign earnings are repatriated to the U.S. If any of these proposals are constituted into legislation, they could have a negative impact on our financial position and results of operations.

Item 1B. UNRESOLVED STAFF COMMENTS

None.

Item 2. PROPERTIES

At March 31, 2009, we owned the facilities described below:

Location	Approximate Total Sq. Ft.	Uses
Chandler, Arizona	415,000	Executive and Administrative Offices; Wafer Probe; R&D Center; Sales and Marketing; and Computer and Service Functions
Tempe, Arizona	379,000	Wafer Fabrication (**Fab 2**); R&D Center; Administrative Offices; and Warehousing
Gresham, Oregon	826,500	Wafer Fabrication (**Fab 4**); R&D Center; Administrative Offices; and Warehousing
Chacherngsao, Thailand	489,000	Test and Assembly; Wafer Probe; Sample Center; Warehousing; and Administrative Offices
Bangalore, India	67,174	Research and Development; Marketing Support and Administrative Offices

In addition to the facilities we own, we lease several research and development facilities and sales offices in North America, Europe and Asia. Our aggregate monthly rental payment for our leased facilities is approximately $0.5 million.

We currently believe that our existing facilities are suitable and will be adequate to meet our production requirements for at least the next 12 months.

See page 32 for a discussion of the capacity utilization of our manufacturing facilities.

Item 3. LEGAL PROCEEDINGS

In the ordinary course of our business, we are involved in a limited number of legal actions, both as plaintiff and defendant, and could incur uninsured liability in any one or more of them. We also periodically receive notification from various third parties alleging infringement of patents, intellectual property rights or other matters. With respect to these pending legal actions to which we are a party, although the outcome of these actions is not presently determinable, we believe that the ultimate resolution of these matters will not harm our business and will not have a material adverse effect on our financial position, cash flows or results of operations. Litigation relating to the semiconductor industry is not uncommon, and we are, and from time to time have been, subject to such litigation. No assurances can be given with respect to the extent or outcome of any such litigation in the future.

On April 18, 2008, LSI Logic and its wholly owned subsidiary Agere, filed both an action with the International Trade Commission and a complaint in the U.S. District Court for the Eastern District of Texas alleging patent infringement by Microchip and 22 other semiconductor and foundry companies. These actions seek monetary damages and injunctive relief against the allegedly infringing products. The outcome of these actions is not presently determinable, and therefore we can make no assessment of their materiality. The target date for completion of the International Trade Commission investigation is September 21, 2009. The U.S. District Court action is stayed pending resolution of the ITC matter. Microchip intends to vigorously defend its rights in these matters.

Item 4. SUBMISSION OF MATTERS TO A VOTE OF SECURITY HOLDERS

Not applicable.

Item 5. MARKET FOR REGISTRANT'S COMMON EQUITY, RELATED STOCKHOLDER MATTERS AND ISSUER PURCHASES OF EQUITY SECURITIES

Our common stock is traded on the NASDAQ Global Market under the symbol "MCHP." Our common stock has been quoted on such market since our initial public offering on March 19, 1993. The following table sets forth the quarterly high and low closing prices of our common stock as reported by NASDAQ for our last two fiscal years.

Fiscal 2009	High	Low	Fiscal 2008	High	Low
First Quarter	$38.37	$30.15	First Quarter	$42.06	$35.47
Second Quarter	$34.19	$27.96	Second Quarter	$39.53	$36.31
Third Quarter	$29.55	$16.28	Third Quarter	$36.92	$27.57
Fourth Quarter	$21.90	$16.60	Fourth Quarter	$34.56	$26.86

Stock Price Performance Graph

The following graph and table show a comparison of the five-year cumulative total stockholder return, calculated on a dividend reinvestment basis, for Microchip Technology Incorporated, the Standard & Poor's (S&P) 500 Stock Index, The Nasdaq Composite Index, and the Philadelphia Semiconductor Index.

COMPARISON OF 5 YEAR CUMULATIVE TOTAL RETURN*
Among Microchip Technology Incorporated, The NASDAQ Composite Index,
The S&P 500 Index And The Philadelphia Semiconductor Index



$160
$140
$120
$100
$80
$60
$40
$20
$0
Microchip Technology Incorporated
S&P 500
NASDAQ Composite
PHLX Semiconductor
3/04
3/05
3/06
3/07
3/08
3/09

*$100 invested on 3/31/04 in stock or index, including reinvestment of dividends. Fiscal year ending March 31.

	Cumulative Total Return					
	March 2004	March 2005	March 2006	March 2007	March 2008	March 2009
Microchip Technology Incorporated	100.00	99.18	140.93	141.89	135.30	92.42
S&P 500 Stock Index (1)	100.00	106.69	119.20	133.31	126.54	78.34
NASDAQ Composite	100.00	101.46	120.54	127.18	119.09	78.60
Philadelphia Semiconductor Index	100.00	85.92	94.59	90.71	82.88	59.47

Data acquired by Research Data Group, Inc. (www.researchdatagroup.com)

(1) Our common stock was added to the S&P 500 Stock Index and, accordingly, we have selected the S&P Stock Index to replace the Nasdaq Composite Index as the broad equity market index for purposes of comparison in the above performance graph and table. In accordance with Item 201(e) of Regulation S-K, we are showing the performance of both the S&P Stock Index and the Nasdaq Composite Index in this year's performance graph and table.

On May 26, 2009, there were approximately 385 holders of record of our common stock. This figure does not reflect beneficial ownership of shares held in nominee names.

We have been declaring and paying quarterly cash dividends on our common stock since the third quarter of fiscal 2003. Our total cash dividends paid were $246.7 million, $252.0 million and $207.9 million in fiscal 2009, 2008 and 2007, respectively. The following table sets forth our quarterly cash dividends per common share and the total amount of the dividend payment for each quarter in fiscal 2009 and fiscal 2008 (amounts in thousands, except per share amounts).

Fiscal 2009	Dividends per Common Share	Amount of Dividend Payment	Fiscal 2008	Dividends per Common Share	Amount of Dividend Payment
First Quarter	$ 0.330	$ 60,977	First Quarter	$ 0.280	$ 61,119
Second Quarter	0.338	62,166	Second Quarter	0.295	64,095
Third Quarter	0.339	61,690	Third Quarter	0.310	66,378
Fourth Quarter	0.339	61,825	Fourth Quarter	0.320	60,367

On May 7, 2009, we declared a quarterly cash dividend of $0.339 per share, which will be paid on June 4, 2009 to stockholders of record on May 21, 2009 and the total amount of such dividend is expected to be approximately $62.0 million. Our Board is free to change our dividend practices at any time and to increase or decrease the dividend paid, or not to pay a dividend, on our common stock on the basis of our results of operations, financial condition, cash requirements and future prospects, and other factors deemed relevant by our Board. Our current intent is to provide for ongoing quarterly cash dividends depending upon market conditions and our results of operations.

Please refer to "Item 12, *Security Ownership Of Certain Beneficial Owners And Management And Related Stockholder Matters,*" at page 44 below, for the information required by Item 201(d) of Regulation S-K with respect to securities authorized for issuance under our equity compensation plans at March 31, 2009.

Issuer Purchases of Equity Securities

The following table sets forth our purchases of our common stock in the fourth quarter of fiscal 2009 and the footnote below the table designates the repurchase programs that the shares were purchased under:

Issuer Purchases of Equity Securities

Period	(a) Total Number of Shares Purchased	(b) Average Price Paid per Share	(c) Total Number of Shares Purchased as Part of Publicly Announced Programs	(d) Maximum Number of Shares that May Yet Be Purchased Under the Programs (1)
January 1 – January 31, 2009	---	$ ---	---	2,460,002
February 1 – February 28, 2009	---	$ ---	---	2,460,002
March 1 – March 31, 2009	---	$ ---	---	2,460,002
Total	---	$ ---	---	

(1) On December 11, 2007, our Board of Directors authorized the repurchase of up to 10 million shares of our common stock in open market or privately negotiated transactions. As of March 31, 2009, 2,460,002 shares of this authorization remained available to be purchased under this program. There is no expiration date associated with this program.

Item 6. SELECTED FINANCIAL DATA

You should read the following selected consolidated financial data for the five-year period ended March 31, 2009 in conjunction with our consolidated financial statements and notes thereto and "Management's Discussion and Analysis of Financial Condition and Results of Operations" included in Items 7 and 8 of this Form 10-K. Our consolidated statements of income data for each of the years in the three-year period ended March 31, 2009, and the balance sheet data as of March 31, 2009 and 2008, are derived from our audited consolidated financial statements, included in Item 8 of this Form 10-K. The statements of operations data for the years ended March 31, 2006 and 2005 and balance sheet data as of March 31, 2007, 2006 and 2005 have been derived from our audited consolidated financial statements not included herein (for information below all amounts are in thousands, except per share data).

Statement of Income Data:

	Year ended March 31,				
	2009	2008	2007	2006	2005
Net sales	$ 903,297	$1,035,737	$1,039,671	$ 927,893	$ 846,936
Cost of sales	386,793	410,799	414,915	377,016	362,961
Research and development	115,524	120,864	113,698	94,926	93,040
Selling, general and administrative	161,218	175,646	163,247	129,587	111,188
Special charges (1)	6,434	26,763	---	---	21,100
Operating income	233,328	301,665	347,811	326,364	258,647
Interest income	32,545	54,851	58,383	32,753	17,804
Interest expense	(24,269)	(7,966)	(5,416)	(1,967)	(940)
Other (expense) income, net	(4,354)	2,435	312	2,035	1,757
Income before income taxes	237,250	350,985	401,090	359,185	277,268
Income tax (benefit) provision	(11,570)	53,237	44,061	116,816	63,483
Net income	$ 248,820	$ 297,748	$ 357,029	$ 242,369	$ 213,785
Basic net income per common share	$ 1.36	$ 1.44	$ 1.66	$ 1.15	$ 1.03
Diluted net income per common share	$ 1.33	$ 1.40	$ 1.62	$ 1.13	$ 1.01
Dividends declared per common share	$ 1.346	$ 1.205	$ 0.965	$ 0.570	$ 0.208
Basic common shares outstanding	183,158	207,220	215,498	210,104	206,740
Diluted common shares outstanding	186,788	212,048	220,848	215,024	211,962

Balance Sheet Data:

	March 31,				
	2009	2008	2007	2006	2005
Working capital	$1,587,144	$1,526,649	$ 828,817	$ 509,860	$ 768,683
Total assets	2,421,439	2,512,307	2,269,541	2,350,596	1,817,554
Long-term obligations, less current portion	1,149,184	1,150,128	---	---	---
Stockholders' equity	990,766	1,036,223	2,004,368	1,726,189	1,485,734

(1) There were no special charges during the fiscal years ended March 31, 2007 and 2006. Discussions of the special charges for the fiscal years ended March 31, 2009 and 2008 are contained in Note 3 to our consolidated financial statements. An explanation of the special charge for the fiscal year ended March 31, 2005 is provided below. The following table presents a summary of special charges for the five-year period ended March 31, 2009:

	Year ended March 31,				
	2009	2008	2007	2006	2005
Patent portfolio license	$ 4,000	$ ---	$ ---	$ ---	$ ---
In-process research and development expenses	860	---	---	---	---
Abandoned acquisition related expenses	1,574	---	---	---	---
Loss on sale of Fab 3	---	26,763	---	---	---
Intellectual property settlement	---	---	---	---	21,100
Totals	$ 6,434	$ 26,763	$ ---	$ ---	$ 21,100

Fiscal 2005 Special Charge

Settlement with U.S. Philips Corporation

In fiscal 2005, we reached an agreement with U.S. Philips Corporation and Philips Electronics North America Corp. (together "Philips") regarding patent license litigation between Philips and Microchip. The agreement included dismissal of the then pending litigation and the cross-license of certain patents between Philips and Microchip. We recorded a special charge of $21.1 million in the quarter that ended June 30, 2004 associated with this matter. Pursuant to this cross-license, we licensed certain of our patents related to 8-pin microcontrollers to Philips, and Philips licensed its patents related to I^2C serial communications to us, each on fully-paid up, non-royalty bearing worldwide licenses. We finalized and executed the definitive settlement agreement related to this matter and made the cash payment to Philips during the fiscal quarter ending September 30, 2004.

Item 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Note Regarding Forward-looking Statements

This report, including "Item 1 – Business," "Item 1A – Risk Factors," and "Item 7 – Management's Discussion and Analysis of Financial Condition and Results of Operations," contains certain forward-looking statements that involve risks and uncertainties, including statements regarding our strategy, financial performance and revenue sources. We use words such as "anticipate," "believe," "plan," "expect," "estimate," "future," "intend" and similar expressions to identify forward-looking statements. These forward-looking statements include, without limitation, statements regarding the following:

- The effects that declining economic conditions and fluctuations in the global credit and equity markets may have on our financial condition and results of operation;
- The effects and amount of competitive pricing pressure on our product lines;
- Our ability to moderate future average selling price declines;
- The effect of product mix on gross margin;
- The amount of changes in demand for our products and those of our customers;
- The level of orders that will be received and shipped within a quarter;
- The effect that distributor and customer inventory holding patterns will have on us;
- Our belief that customers recognize our products and brand name and use distributors as an effective supply channel;
- Our belief that deferred cost of sales will have low risk of material impairment;
- Our belief that our direct sales personnel combined with our distributors provide an effective means of reaching our customer base;
- Our ability to increase the proprietary portion of our analog and interface product lines and the effect of such an increase;
- The impact of any supply disruption we may experience;
- Our ability to effectively utilize our facilities at appropriate capacity levels and anticipated costs;
- That our existing facilities and planned expansion activities provide sufficient capacity to respond to increases in demand;
- That manufacturing costs will be reduced by transition to advanced process technologies;
- Our ability to absorb fixed manufacturing costs;
- Our ability to maintain manufacturing yields;
- Continuing our investments in new and enhanced products;
- Our ability to attract and retain qualified personnel;
- The cost effectiveness of using our own assembly and test operations;
- Our anticipated level of capital expenditures;
- Continuation of quarterly cash dividends;
- The sufficiency of our existing sources of liquidity;
- The impact of seasonality on our business;
- The accuracy of our estimates used in valuing employee equity awards;

- That the resolution of legal actions will not harm our business, and the accuracy of our assessment of the probability of loss and range of potential loss;
- That the idling of assets will not impair the value of such assets;
- Our belief that we may incur impairment losses, or additional losses on already impaired assets, in future periods if factors influencing our estimates change;
- The recoverability of our deferred tax assets;
- The adequacy of our tax reserves to offset any potential tax liabilities, having the appropriate support for our income tax positions and the accuracy of our estimated tax rate;
- Our belief that the expiration of any tax holidays will not have a material impact;
- The accuracy of our estimates of the useful life and values of our property, assets, and other liabilities;
- The adequacy of our patent strategy;
- Our ability to obtain patents and intellectual property licenses and minimize the effects of litigation;
- The level of risk we are exposed to for product liability claims;
- The amount of labor unrest, political instability, governmental interference and changes in general economic conditions that we experience;
- The effect of fluctuations in market interest rates on income and/or cash flows;
- The effect of fluctuations in currency rates;
- Our ability to collect accounts receivable;
- Our belief that our investments in student loan auction rate municipal bond offerings are of high credit quality;
- Our ability to hold our fixed income investments and certain ARS until the market recovers, and the immaterial impact this will have on our liquidity;
- Our belief that any future changes in the fair value of the ARS associated with the ARS rights agreement will be largely offset by changes in the fair value of the related rights without any significant net impact to our income statement;
- The accuracy of our estimation of the cost effectivity of our insurance coverage;
- Our belief that our activities are conducted in compliance with various regulations not limited to environmental and export compliance;
- Our ability and intent to settle the principal amount of the junior subordinated convertible debentures in cash; and
- Our expectation that our wafer fabs will operate at levels significantly below peak levels.

Our actual results could differ materially from the results anticipated in these forward-looking statements as a result of certain factors including those set forth in "Item 1A – Risk Factors," and elsewhere in this Form 10-K. Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results, levels of activity, performance or achievements. You should not place undue reliance on these forward-looking statements. We disclaim any obligation to update information contained in any forward-looking statement.

Introduction

The following discussion should be read in conjunction with the consolidated financial statements and the related notes that appear elsewhere in this document, as well as with other sections of this Annual Report on Form 10-K, including "Item 1 – Business;" "Item 6 – Selected Financial Data;" and "Item 8 – Financial Statements and Supplementary Data."

We begin our Management's Discussion and Analysis of Financial Condition and Results of Operations (MD&A) with a summary of Microchip's overall business strategy to give the reader an overview of the goals of our business and the overall direction of our business and products. This is followed by a discussion of the Critical Accounting Policies and Estimates that we believe are important to understanding the assumptions and judgments incorporated in our reported financial results. In the next section, beginning at page 30, we discuss our Results of Operations for fiscal 2009 compared to fiscal 2008, and for fiscal 2008 compared to fiscal 2007. We then provide an analysis of changes in our balance sheet and cash flows, and discuss our financial commitments in sections titled "Liquidity and Capital Resources," "Contractual Obligations" and "Off-Balance Sheet Arrangements."

Strategy

Our goal is to be a worldwide leader in providing specialized semiconductor products for a wide variety of embedded control applications. Our strategic focus is on embedded control products, which include microcontrollers, high-performance linear and mixed signal devices, power management and thermal management devices, interface devices, Serial EEPROMs, and our patented KEELOQ® security devices. We provide highly cost-effective embedded control products that also offer the advantages of small size, high performance, low voltage/power operation and ease of development, enabling timely and cost-effective embedded control product integration by our customers.

We sell our products to a broad base of domestic and international customers across a variety of industries. The principal markets that we serve include consumer, automotive, industrial, office automation and telecommunications. Our business is subject to fluctuations based on economic conditions within these markets. Over the last two quarters of fiscal 2009, the downturn in the U.S. and global economies has adversely impacted our key markets resulting in adverse fluctuations in our business. In response to these adverse economic conditions, we have significantly reduced our operating expenses and are operating our manufacturing facilities at lower production levels. We are unable to predict how long such adverse business conditions will continue.

Our manufacturing operations include wafer fabrication and assembly and test. The ownership of our manufacturing resources is an important component of our business strategy, enabling us to maintain a high level of manufacturing control resulting in us being one of the lowest cost producers in the embedded control industry. By owning our wafer fabrication facilities and our assembly and test operations, and by employing statistical process control techniques, we have been able to achieve and maintain high production yields. Direct control over manufacturing resources allows us to shorten our design and production cycles. This control also allows us to capture the wafer manufacturing and a portion of the assembly and test profit margin.

We employ proprietary design and manufacturing processes in developing our embedded control products. We believe our processes afford us both cost-effective designs in existing and derivative products and greater functionality in new product designs. While many of our competitors develop and optimize separate processes for their logic and memory product lines, we use a common process technology for both microcontroller and non-volatile memory products. This allows us to more fully leverage our process research and development costs and to deliver new products to market more rapidly. Our engineers utilize advanced computer-aided design (CAD) tools and software to perform circuit design, simulation and layout, and our in-house photomask and wafer fabrication facilities enable us to rapidly verify design techniques by processing test wafers quickly and efficiently.

We are committed to continuing our investment in new and enhanced products, including development systems, and in our design and manufacturing process technologies. We believe these investments are significant factors in maintaining our competitive position. Our current research and development activities focus on the design of new microcontrollers, digital signal controllers, memory and mixed-signal products, new development systems, software and application-specific software libraries. We are also developing new design and process technologies to achieve further cost reductions and performance improvements in our products.

We market our products worldwide primarily through a network of direct sales personnel and distributors. Our distributors focus primarily on servicing the product and technical support requirements of a broad base of diverse customers. We believe that our direct sales personnel combined with our distributors provide an effective means of reaching this broad and diverse customer base. Our direct sales force focuses primarily on major strategic accounts in three geographical markets: the Americas, Europe and Asia. We currently maintain sales and support centers in major metropolitan areas in North America, Europe and Asia. We believe that a strong technical service presence is essential to the continued development of the embedded control market. Many of our field sales engineers (FSEs), field application engineers (FAEs), and sales management have technical degrees and have been previously employed in an engineering environment. We believe that the technical knowledge of our sales force is a key competitive advantage in the sale of our products. The primary mission of our FAE team is to provide technical assistance to strategic accounts and to conduct periodic training sessions for FSEs and distributor sales teams. FAEs also frequently conduct technical seminars for our customers in major cities around the world, and work closely with our distributors to provide technical assistance and end-user support.

Critical Accounting Policies and Estimates

General

Our discussion and analysis of our financial condition and results of operations is based upon our consolidated financial statements, which have been prepared in accordance with accounting principles generally accepted in the U.S. We review the accounting policies we use in reporting our financial results on a regular basis. The preparation of these financial statements requires us to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses and related disclosure of contingent liabilities. On an ongoing basis, we evaluate our estimates, including those related to revenue recognition, share-based compensation, inventories, investments, income taxes, property plant and equipment, impairment of property, plant and equipment, junior subordinated convertible debentures and litigation. We base our estimates on historical experience and on various other assumptions that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying value of assets and liabilities that are not readily apparent from other sources. Our results may differ from these estimates due to actual outcomes being different from those on which we based our assumptions. We review these estimates and judgments on an ongoing basis. We believe the following critical accounting policies affect our more significant judgments and estimates used in the preparation of our consolidated financial statements. We also have other policies that we consider key accounting policies, such as our policy regarding revenue recognition to OEMs; however, we do not believe these policies require us to make estimates or judgments that are as difficult or subjective as our policies described below.

Revenue Recognition – Distributors

Our distributors worldwide generally have broad price protection and product return rights, so we defer revenue recognition until the distributor sells the product to their customer. Revenue is recognized when the distributor sells the product to an end-user, at which time the sales price becomes fixed or determinable. Revenue is not recognized upon shipment to our distributors since, due to discounts from list price as well as price protection rights, the sales price is not substantially fixed or determinable at that time. At the time of shipment to these distributors, we record a trade receivable for the selling price as there is a legally enforceable right to payment, relieve inventory for the carrying value of goods shipped since legal title has passed to the distributor, and record the gross margin in deferred income on shipments to distributors on our consolidated balance sheets.

Deferred income on shipments to distributors effectively represents the gross margin on the sale to the distributor; however, the amount of gross margin that we recognize in future periods could be less than the deferred margin as a result of credits granted to distributors on specifically identified products and customers to allow the distributors to earn a competitive gross margin on the sale of our products to their end customers and price protection concessions related to market pricing conditions.

We sell the majority of the items in our product catalog to our distributors worldwide at a uniform list price. However, distributors resell our products to end customers at a very broad range of individually negotiated price points. The majority of our distributors' resales require a reduction from the original list price paid. Often, under these circumstances, we remit back to the distributor a portion of their original purchase price after the resale transaction is completed in the form of a credit against the distributors' outstanding accounts receivable balance. The credits are on a per unit basis and are not given to the distributor until they provide information to us regarding the sale to their end customer. The price reductions vary significantly based on the customer, product, quantity ordered, geographic location and other factors and discounts to a price less than our cost have historically been rare. The effect of granting these credits establishes the net selling price to our distributors for the product and results in the net revenue recognized by us when the product is sold by the distributors to their end customers. Thus, a portion of the "deferred income on shipments to distributors" balance represents the amount of distributors' original purchase price that will be credited back to the distributor in the future. The wide range and variability of negotiated price concessions granted to distributors does not allow us to accurately estimate the portion of the balance in the deferred income on shipments to distributors account that will be credited back to the distributors. Therefore, we do not reduce deferred income on shipments to distributors or accounts receivable by anticipated future concessions; rather, price concessions are typically recorded against deferred income on shipments to distributors and accounts receivable when incurred, which is generally at the time the distributor sells the product. At March 31, 2009, we had approximately $118.2 million of deferred revenue and $34.3 million in deferred cost of sales recognized as $83.9 million of deferred income on shipments to distributors. At March 31, 2008, we had approximately $130.4 million of deferred revenue and $35.0 million in deferred cost of sales recognized as $95.4 million of deferred income on shipments to distributors. The deferred income on shipments to distributors that will ultimately be recognized in our income statement will be lower than the amount reflected on the balance sheet due to additional price credits to be granted to the distributors when the product is sold to their customers. These additional price credits historically have resulted in the deferred income approximating the overall gross margins that we recognize in the distribution channel of our business.

Distributor advances, reflected as a reduction of deferred income on shipments to distributors on our consolidated balance sheets, totaled $37.6 million at March 31, 2009 and $36.4 million at March 31, 2008. On sales to distributors, our payment terms generally require the distributor to settle amounts owed to us for an amount in excess of their ultimate cost. The sales price to our distributors may be higher than the amount that the distributors will ultimately owe us because distributors often negotiate price reductions after purchasing the product from us and such reductions are often significant. It is our practice to apply these negotiated price discounts to future purchases, requiring the distributor to settle receivable balances, on a current basis, generally within 30 days, for amounts originally invoiced. This practice has an adverse impact on the working capital of our distributors. As such, we have entered into agreements with certain distributors whereby we advance cash to the distributors to reduce the distributor's working capital requirements. These advances are reconciled at least on a quarterly basis and are estimated based on the amount of ending inventory as reported by the distributor multiplied by a negotiated percentage. Such advances have no impact on our revenue recognition or our consolidated statements of income. We process discounts taken by distributors against our deferred income on shipments to distributors' balance and true-up the advanced amounts generally after the end of each completed fiscal quarter. The terms of these advances are set forth in binding legal agreements and are unsecured, bear no interest on unsettled balances and are due upon demand. The agreements governing these advances can be cancelled by us at any time.

We reduce product pricing through price protection based on market conditions, competitive considerations and other factors. Price protection is granted to distributors on the inventory they have on hand at the date the price protection is offered. When we reduce the price of our products, it allows the distributor to claim a credit against its outstanding accounts receivable balances based on the new price of the inventory it has on hand as of the date of the price reduction. There is no immediate revenue impact from the price protection, as it is reflected as a reduction of the deferred income on shipments to distributors' balance.

Products returned by distributors and subsequently scrapped have historically been immaterial to our consolidated results of operations. We routinely evaluate the risk of impairment of the deferred cost of sales component of the deferred income on shipments to distributors account. Because of the historically immaterial amounts of inventory that have been scrapped, and historically rare instances where discounts given to a distributor result in a price less than our cost, we believe the deferred costs are recorded at their approximate carrying value.

Share-based Compensation

In the first quarter of fiscal 2007, we adopted SFAS No. 123R, which requires the measurement at fair value and recognition of compensation expense for all share-based payment awards, including grants of employee stock options, RSUs and employee stock purchase rights, to be recognized in our financial statements based on their respective grant date fair values. Total share-based compensation in fiscal 2009 was $33.4 million, of which $26.6 million was reflected in operating expenses. Total share-based compensation included in cost of sales in fiscal 2009 was $5.8 million. Total share-based compensation included in our inventory balance was $4.7 million at March 31, 2009.

Determining the appropriate fair-value model and calculating the fair value of share-based awards at the date of grant requires judgment. The fair value of our RSUs is based on the fair market value of our common stock on the date of grant discounted for expected future dividends. We use the Black-Scholes option pricing model to estimate the fair value of employee stock options and rights to purchase shares under our employee stock purchase plans, consistent with the provisions of SFAS No. 123R. Option pricing models, including the Black-Scholes model, also require the use of input assumptions, including expected volatility, expected life, expected dividend rate, and expected risk-free rate of return. We use a blend of historical and implied volatility based on options freely traded in the open market as we believe this is more reflective of market conditions and a better indicator of expected volatility than using purely historical volatility. The expected life of the awards is based on historical and other economic data trended into the future. The risk-free interest rate assumption is based on observed interest rates appropriate for the terms of our awards. The dividend yield assumption is based on our history and expectation of future dividend payouts. SFAS No. 123R requires us to develop an estimate of the number of share-based awards which will be forfeited due to employee turnover. Quarterly changes in the estimated forfeiture rate can have a significant effect on reported share-based compensation, as the effect of adjusting the rate for all expense amortization after April 1, 2006 is recognized in the period the forfeiture estimate is changed. If the actual forfeiture rate is higher or lower than the estimated forfeiture rate, then an adjustment is made to increase or decrease the estimated forfeiture rate, which will result in a decrease or increase to the expense recognized in our financial statements. If forfeiture adjustments are made, they would affect our gross margin, research and development expenses, and selling, general, administrative expenses. The effect of forfeiture adjustments in fiscal 2009 was immaterial.

We evaluate the assumptions used to value our awards on a quarterly basis. If factors change and we employ different assumptions, share-based compensation expense may differ significantly from what we have recorded in the past. If there are any modifications or cancellations of the underlying unvested securities, we may be required to accelerate, increase or cancel any remaining unearned share-based compensation expense. Future share-based compensation expense and unearned share-based compensation will increase to the extent that we grant additional equity awards to employees or we assume unvested equity awards in connection with acquisitions.

Inventories

Inventories are valued at the lower of cost or market using the first-in, first-out method. We write down our inventory for estimated obsolescence or unmarketable inventory in an amount equal to the difference between the cost of inventory and the estimated market value based upon assumptions about future demand and market conditions. If actual market conditions are less favorable than those we projected, additional inventory write-downs may be required. Inventory impairment charges establish a new cost basis for inventory and charges are not subsequently reversed to income even if circumstances later suggest that increased carrying amounts are recoverable. In estimating our inventory obsolescence, we primarily evaluate estimates of demand over a 12-month period and record impairment charges for inventory on hand in excess of the estimated 12-month demand.

In periods where our production levels are substantially below our normal operating capacity, such as in the second half of fiscal 2009, the reduced production levels of our manufacturing facilities are charged directly to cost of sales.

Investments

We classify our investments as trading securities or available-for-sale securities based upon management's intent with regard to the investments and the nature of the underlying securities.

Our trading securities consist of strategic investments in shares of publicly traded common stock, restricted cash representing cash collateral for put options we have sold on some of our trading securities and ARS that we intend to dispose of through the exercise of a put option. (See Note 4 to our consolidated financial statements for further discussion of the ARS put option.) Our investments in trading securities are carried at fair value with unrealized gains and losses reported in other income (expense).

Our available-for-sale investments consist of government agency bonds, municipal bonds, ARS and corporate bonds. Our investments are carried at fair value with unrealized gains and losses reported in stockholders' equity to the extent any unrelated losses are determined to be temporary. Premiums and discounts are amortized or accreted over the life of the related available-for-sale security. Dividend and interest income are recognized when earned. The cost of securities sold is calculated using the specific identification method.

We include within our short-term investments our trading securities, as well as our income yielding available-for-sale securities that can be readily converted to cash and include within long-term investments those income yielding available-for-sale securities with maturities of over one year that have unrealized losses attributable to them or those that cannot be readily liquidated. We have the ability to hold our long-term investments with temporary impairments until such time as these assets are no longer impaired. Such recovery of unrealized losses is not expected to occur within the next year.

Due to the lack of availability of observable market quotes on certain of our investment portfolio of ARS, we utilize valuation models including those that are based on expected cash flow streams and collateral values, including assessments of counterparty credit quality, default risk underlying the security, discount rates and overall capital market liquidity. The valuation of our ARS investment portfolio is subject to uncertainties that are difficult to predict. Factors that may impact our ARS valuation include changes to credit ratings of the securities as well as to the underlying assets supporting those securities, rates of default of the underlying assets, underlying collateral value, discount rates, counterparty risk, the ongoing strength and quality of the credit markets, and market liquidity.

The credit markets experienced significant deterioration and uncertainty beginning in the second half of fiscal 2008. If these conditions continue, or we experience any additional ratings downgrades on any investments in our portfolio (including our ARS), we may incur additional impairments to our investment portfolio, which could negatively affect our financial condition, cash flows and results of operation.

Income Taxes

As part of the process of preparing our consolidated financial statements, we are required to estimate our income taxes in each of the jurisdictions in which we operate. This process involves estimating our actual current tax exposure together with assessing temporary differences resulting from differing treatment of items for tax and accounting purposes. These differences result in deferred tax assets and liabilities, which are included in our consolidated balance sheets. We must then assess the likelihood that our deferred tax assets will be recovered from future taxable income within the relevant jurisdiction and to the extent we believe that recovery is not likely, we must establish a valuation allowance. We have not provided for a valuation allowance because we believe that it is more likely than not that our deferred tax assets will be recovered from future taxable income. Should we determine that we would not be able to realize all or part of our net deferred tax asset in the future, an adjustment to the deferred tax asset would be charged to income in the period such determination was made. At March 31, 2009, our gross deferred tax asset was $69.6 million.

Various taxing authorities in the U.S. and other countries in which we do business scrutinize the tax structures employed by businesses. Companies of our size and complexity are regularly audited by the taxing authorities in the jurisdictions in which they conduct significant operations. We are currently under audit by the U.S. Internal Revenue Service (IRS) for our fiscal years ended March 31, 2002, 2003, 2004, 2006, 2007 and 2008. We recognize liabilities for anticipated tax audit issues in the U.S. and other tax jurisdictions based on our estimate of whether, and the extent to which, additional tax payments are probable. We believe that we maintain adequate tax reserves to offset any potential tax liabilities that may arise upon these and other pending audits in the U.S. and other countries in which we do business. If such amounts ultimately prove to be unnecessary, the resulting reversal of such reserves would result in tax benefits being recorded in the period the reserves are no longer deemed necessary. If such amounts ultimately prove to be less than an ultimate assessment, a future charge to expense would be recorded in the period in which the assessment is determined.

Property, Plant & Equipment

Property, plant and equipment are stated at cost. Major renewals and improvements are capitalized, while maintenance and repairs are expensed when incurred. At March 31, 2009, the carrying value of our property and equipment totaled $531.7 million, which represents 22% of our total assets. This carrying value reflects the application of our property and equipment accounting policies, which incorporate estimates, assumptions and judgments relative to the useful lives of our property and equipment. Depreciation is provided on a straight-line basis over the estimated useful lives of the related assets, which range from 5 to 7 years on manufacturing equipment, from 10 to 15 years on leasehold improvements and approximately 30 years on buildings.

We began production activities at Fab 4 on October 31, 2003. We began to depreciate the Fab 4 assets as they were placed in service for production purposes. As of March 31, 2009, all of the buildings and supporting facilities were being depreciated as well as the manufacturing equipment that had been placed in service. All manufacturing equipment that was not being used in production activities was maintained in projects in process and is not being depreciated until it is placed into service since management believes there will be no change to its utility from the present time until it is placed into productive service. The lives to be used for depreciating this equipment at Fab 4 will be evaluated at such time as the assets are placed in service. We do not believe that the temporary idling of such assets has impaired the estimated life or carrying values of the underlying assets.

The estimates, assumptions and judgments we use in the application of our property and equipment policies reflect both historical experience and expectations regarding future industry conditions and operations. The use of different estimates, assumptions and judgments regarding the useful lives of our property and equipment and expectations regarding future industry conditions and operations, could result in materially different carrying values of assets and results of operations.

Impairment of Property, Plant and Equipment

We assess whether indicators of impairment of long-lived assets are present. If such indicators are present, we determine whether the sum of the estimated undiscounted cash flows attributable to the assets in question is less than their carrying value. If less, we recognize an impairment loss based on the excess of the carrying amount of the assets over their respective fair values. Fair value is determined by discounted future cash flows, appraisals or other methods. If the assets determined to be impaired are to be held and used, we recognize an impairment loss through a charge to our operating results to the extent the present value of anticipated net cash flows attributable to the asset are less than the asset's carrying value, which we depreciate over the remaining estimated useful life of the asset. We may incur impairment losses, or additional losses on already impaired assets, in future periods if factors influencing our estimates change.

Junior Subordinated Convertible Debentures

We account for our junior subordinated convertible debentures and related provisions in accordance with the provisions of Emerging Issues Task Force Issue (EITF) No. 98-5, *Accounting for Convertible Securities with Beneficial Conversion Features or Contingently Adjustable Conversion Ratios,* EITF No. 00-27, *Application of Issue No. 98-5 to Certain Convertible Instruments,* EITF No. 00-19, *Accounting for Derivative Financial Instruments Indexed to, and Potentially Settled in, a Company's Own Stock,* EITF No. 01-6, *The Meaning of "Indexed to a Company's Own Stock,"* and EITF No. 04-08, *The Effect of Contingently Convertible Debt on Diluted Earnings Per Share.* We also evaluate the instruments in accordance with SFAS No. 133 (SFAS 133), *Accounting for Derivative Instruments and Hedging Activities,* which requires bifurcation of embedded derivative instruments and measurement of fair value for accounting purposes. EITF No. 04-08 requires us to include the dilutive effect of the shares of our common stock issuable upon conversion of the outstanding junior subordinated convertible debentures in our diluted income per share calculation regardless of whether the market price trigger or other contingent conversion feature has been met. We apply the treasury stock method as we have the intent and current ability to settle the principal amount of the junior subordinated convertible debentures in cash. This method results in incremental dilutive shares when the average fair value of our common stock for a reporting period exceeds the conversion price per share, which was $32.06 at March 31, 2009, and adjusts as dividends are recorded in the future.

Litigation

Our current estimated range of liability related to pending litigation is based on the probable loss of claims for which we can reasonably estimate the amount and range of loss. Recorded reserves were immaterial at March 31, 2009.

Because of the uncertainties related to both the probability of loss and the amount and range of loss on our pending litigation, we are unable to make a reasonable estimate of the liability that could result from an unfavorable outcome. As additional information becomes available, we will assess the potential liability related to our pending litigation and revise our estimates. Revisions in our estimates of the potential liability could materially affect our results of operations and financial position.

Results of Operations

The following table sets forth certain operational data as a percentage of net sales for the years indicated:

	Year Ended March 31,		
	2009	2008	2007
Net sales	100.0%	100.0%	100.0%
Cost of sales	42.8%	39.7%	39.9%
Gross profit	57.2%	60.3%	60.1%
Research and development	12.8%	11.7%	10.9%
Selling, general and administrative	17.9%	16.9%	15.7%
Special charges	0.7%	2.6%	---%
Operating income	25.8%	29.1%	33.5%

Net Sales

We operate in one industry segment and engage primarily in the design, development, manufacture and marketing of semiconductor products. We sell our products to distributors and original equipment manufacturers, referred to as OEMs, in a broad range of market segments, perform ongoing credit evaluations of our customers and generally require no collateral. In certain circumstances, a customer's financial condition may require collateral, and, in such cases, the collateral would be provided primarily by letters of credit.

Our net sales of $903.3 million in fiscal 2009 decreased by $132.4 million, or 12.8%, over fiscal 2008, and our net sales of $1,035.7 million in fiscal 2008 decreased by $3.9 million, or 0.4%, over fiscal 2007. The decreases in net sales in these periods resulted primarily from adverse changes in global economic and end market conditions across all of our product lines. Average selling prices for our products were down approximately 4% in fiscal 2009 over fiscal 2008 and were down approximately 3% in fiscal 2008 over fiscal 2007. The number of units of our products sold was down approximately 9% in fiscal 2009 over fiscal 2008 and up approximately 3% in fiscal 2008 over fiscal 2007. The average selling prices and the unit volumes of our sales are impacted by the mix of our products sold and overall semiconductor market conditions. We believe that we have continued to grow our percentage of market share in the embedded control market over the last three fiscal years. Key factors impacting the amount of net sales during the last three fiscal years include:

- adverse global economic conditions in the markets we serve;
- increasing semiconductor content in our customers' products;
- customers' increasing needs for the flexibility offered by our programmable solutions;
- our new product offerings that have increased our served available market;
- continued market share gains; and
- inventory holding patterns of our customers.

Sales by product line for the fiscal years ended March 31, 2009, 2008 and 2007 were as follows (dollars in thousands):

	Year Ended March 31,					
	2009		2008		2007	
Microcontrollers	$ 731,648	81.0%	$ 832,921	80.4%	$ 834,293	80.2%
Memory products	89,336	9.9	120,280	11.6	122,748	11.8
Analog and interface products	82,313	9.1	82,536	8.0	82,630	8.0
Total Sales	$ 903,297	100.0%	$ 1,035,737	100.0%	$ 1,039,671	100.0%

Microcontrollers

Our microcontroller product line represents the largest component of our total net sales. Microcontrollers and associated application development systems accounted for approximately 81% of our total net sales in fiscal 2009, approximately 80.4% of our total net sales in fiscal 2008 and approximately 80.2% of our total net sales in fiscal 2007.

Net sales of our microcontroller products decreased approximately 12.2% in fiscal 2009 compared to fiscal 2008, and decreased approximately 0.2% in fiscal 2008 compared to fiscal 2007. The decrease in net sales in fiscal 2009 compared to fiscal 2008 resulted primarily from deteriorating global economic conditions in the markets we serve, and those factors described above. The end markets we serve include consumer, automotive, industrial control, communications and computing markets. The decrease in net sales in fiscal 2008 compared to fiscal 2007 was primarily due to adverse economic conditions in the markets we serve, particularly the housing and consumer markets.

Historically, average selling prices in the semiconductor industry decrease over the life of any particular product. The overall average selling prices of our microcontroller products have remained relatively constant over time due to the proprietary nature of these products. We have experienced, and expect to continue to experience, moderate pricing pressure in certain microcontroller product lines, primarily due to competitive conditions. We have in the past been able to, and expect in the future to be able to, moderate average selling price declines in our microcontroller product lines by introducing new products with more features and higher prices. We may be unable to maintain average selling prices for our microcontroller products as a result of increased pricing pressure in the future, which could adversely affect our operating results.

Memory Products

Sales of our memory products accounted for approximately 9.9% of our total net sales in fiscal 2009, approximately 11.6% of our total net sales in fiscal 2008 and approximately 11.8% of our total net sales in fiscal 2007.

Net sales of our memory products decreased approximately 25.7% in fiscal 2009 compared to fiscal 2008, and decreased approximately 2.0% in fiscal 2008 compared to fiscal 2007. These sales decreases were driven primarily by global economic conditions and by customer demand conditions within the Serial EEPROM market, which products comprise substantially all of our memory product net sales.

Serial EEPROM product pricing has historically been cyclical in nature, with steep price declines followed by periods of relative price stability, driven by changes in industry capacity at different stages of the business cycle. We have experienced, and expect to continue to experience, varying degrees of competitive pricing pressures in our Serial EEPROM products. We may be unable to maintain the average selling prices of our Serial EEPROM products as a result of increased pricing pressure in the future, which could adversely affect our operating results.

Analog and Interface Products

Sales of our analog and interface products accounted for approximately 9.1% of our total net sales in fiscal 2009, approximately 8% of our total net sales in fiscal 2008 and approximately 8% of our total net sales in fiscal 2007.

Net sales of our analog and interface products were essentially flat in fiscal 2009 compared to fiscal 2008 and were essentially flat in fiscal 2008 compared to fiscal 2007. Net sales of our analog and interface products in these periods were driven primarily by deteriorating global economic conditions, market share gains and supply and demand conditions within the analog and interface market.

Analog and interface products can be proprietary or non-proprietary in nature. Currently, we consider more than half of our analog and interface product mix to be proprietary in nature, where prices are relatively stable, similar to the pricing stability experienced in our microcontroller products. The non-proprietary portion of our analog and interface business will experience price fluctuations, driven primarily by the current supply and demand for those products. We may be unable to maintain the average selling prices of our analog and interface products as a result of increased pricing pressure in the future, which could adversely affect our operating results. We anticipate the proprietary portion of our analog and interface products will increase over time.

Distribution

Distributors accounted for 64% of our net sales in each of fiscal 2009 and fiscal 2008, and 65% of our net sales in fiscal 2007.

Our largest distributor accounted for approximately 14% of our net sales in fiscal 2009, approximately 12% of our net sales in fiscal 2008 and approximately 11% of our net sales in fiscal 2007. Our two largest distributors together accounted for approximately 19% of our net sales in each of fiscal 2009 and fiscal 2008, and approximately 21% of our net sales in fiscal 2007.

Generally, we do not have long-term agreements with our distributors and we, or our distributors, may terminate our relationship with each other with little or no advanced notice. The loss of, or the disruption in the operations of, one or more of our distributors could reduce our future net sales in a given quarter and could result in an increase in inventory returns.

At March 31, 2009, our distributors maintained 38 days of inventory of our products compared to 33 days at March 31, 2008 and 32 days at March 31, 2007. Over the past three fiscal years, the days of inventory maintained by our distributors have fluctuated between approximately 31 days and 42 days. Thus, inventory levels at our distributors are at the higher end of the range we have experienced over the last three years. We do not believe that inventory holding patterns at our distributors will materially impact our net sales, due to the fact that we recognize revenue based on sell-through for all of our distributors.

Sales by Geography

Sales by geography for the fiscal years ended March 31, 2009, 2008 and 2007 were as follows (dollars in thousands):

	Year Ended March 31,					
	2009		2008		2007	
Americas	$ 228,922	25.3%	$ 273,363	26.4%	$ 287,371	27.6%
Europe	257,407	28.5	308,171	29.8	302,708	29.1
Asia	416,968	46.2	454,203	43.8	449,592	43.3
Total Sales	$ 903,297	100.0%	$ 1,035,737	100.0%	$ 1,039,671	100.0%

Our sales to foreign customers have been predominately in Asia and Europe, which we attribute to the manufacturing strength in those areas for automotive, communications, computing, consumer and industrial control products. Americas sales include sales to customers in the U.S., Canada, Central America and South America.

Sales to foreign customers accounted for approximately 75% of our net sales in each of fiscal 2009 and fiscal 2008 and 74% of our net sales in fiscal 2007. Substantially all of our foreign sales are U.S. dollar denominated. Sales to customers in Asia have generally increased over time due to many of our customers transitioning their manufacturing operations to Asia and growth in demand from the emerging Asian market. Our sales force in the Americas and Europe supports a significant portion of the design activity for products which are ultimately shipped to Asia.

Sales to customers in China, including Hong Kong, accounted for approximately 23% of our net sales in fiscal 2009, approximately 20% of our net sales in fiscal 2008 and approximately 18% of our net sales in fiscal 2007. Sales to customers in Taiwan accounted for approximately 10% of our net sales in each of fiscal 2008 and fiscal 2007. We did not have sales into any other countries that exceeded 10% of our net sales during the last three fiscal years.

Gross Profit

Our gross profit was $516.5 million in fiscal 2009, $624.9 million in fiscal 2008 and $624.8 million in fiscal 2007. Gross profit as a percent of sales was 57.2% in fiscal 2009, 60.3% in fiscal 2008 and 60.1% in fiscal 2007.

The most significant factors affecting our gross profit percentage in the periods covered by this report were:

- production levels below the range of our normal capacity, and resulting under absorption of fixed costs; and
- inventory write-downs partially offset by sales of inventory that was previously written down.

Other factors that impacted gross profit percentage in the periods covered by this report include:

- lower depreciation as a percentage of cost of sales driven by reduced capital requirements in our business due to our purchase of Fab 4;
- fluctuations in the product mix of microcontrollers, proprietary and non-proprietary analog products and Serial EEPROM products resulting in lower overall average selling prices for our products; and
- continual cost reductions in wafer fabrication and assembly and test manufacturing such as new manufacturing technologies and more efficient manufacturing techniques.

During fiscal 2009, we operated at approximately 84% of our combined Fab 2 and Fab 4 installed capacity. During each of fiscal 2008 and fiscal 2007, we operated at approximately 99% of our combined Fab 2 and Fab 4 installed capacity. During the third and fourth quarters of fiscal 2009, we reduced wafer starts at both Fab 2 and Fab 4 and implemented rotating unpaid time off at both fabrication facilities. The reduction in wafer starts and rotating unpaid time off were implemented to help control inventory levels due to current and expected adverse economic conditions in the markets we serve. During the first quarter of fiscal 2010, we expect our wafer fabs to continue to operate at levels which are significantly lower than peak levels.

The process technologies utilized in our wafer fabs impact our gross margins. Fab 2 currently utilizes various manufacturing process technologies, but predominantly utilizes our 0.5 to 1.0 micron processes. Fab 4 predominantly utilizes our 0.22 to 0.5 micron processes. We continue to transition products to more advanced process technologies to reduce future manufacturing costs. All of our production has been on 8-inch wafers during the periods covered by this report.

Our overall inventory levels were $131.5 million at March 31, 2009, compared to $124.5 million at March 31, 2008 and $121.0 million at March 31, 2007. We maintained 134 days of inventory on our balance sheet at March 31, 2009 compared to 112 days of inventory at March 31, 2008 and 107 days at March 31, 2007. During the latter part of fiscal 2009, the demand for our products was adversely impacted by the downturn in global economic conditions. We were not able to reduce production levels during that time frame to the extent needed to prevent inventory from rising.

We anticipate that our gross margins will fluctuate over time, driven primarily by the overall product mix of microcontroller, analog and interface and memory products and the percentage of net sales of each of these products in a particular quarter, as well as manufacturing yields, fixed cost absorption, capacity utilization levels, and competitive and economic conditions in the markets we serve.

At March 31, 2009, approximately 77% of our assembly requirements were performed in our Thailand facility, compared to approximately 67% at March 31, 2008 and approximately 72% at March 31, 2007. Third-party contractors located in Asia perform the balance of our assembly operations. Substantially all of our test requirements were performed in our Thailand facility over the last three fiscal years. We believe that the assembly and test operations performed at our Thailand facility provide us with significant cost savings when compared to contractor assembly and test costs, as well as increased control over these portions of the manufacturing process. We are planning multiple plant shutdowns of our Thailand facility in the first quarter of fiscal 2010 to help control inventory levels due to current and expected adverse economic conditions in the markets we serve.

As a result of significant reductions in demand and decreased production in our wafer fabs and assembly and test operations, approximately $21.4 million was charged to cost of sales in fiscal 2009, as our production levels for the period were below the range of normal capacity. There were no such charges in fiscal 2008 and fiscal 2007. If production levels stay below our normal capacity, we will continue to charge cost of sales for the unabsorbed manufacturing costs. Also charged to cost of sales during fiscal 2009 was $7.3 million of obsolescence reserve compared to $1.9 million in fiscal 2008 and $2.3 million fiscal 2007. The increase in the obsolescence reserve charge was primarily due to decreased demand for our products related to the adverse economic conditions in the markets we serve.

We rely on outside wafer foundries for a small portion of our wafer fabrication requirements.

Our use of third parties involves some reduction in our level of control over the portions of our business that we subcontract. While we review the quality, delivery and cost performance of our third-party contractors, our future operating results could suffer if any third-party contractor is unable to maintain manufacturing yields, assembly and test yields and costs at approximately their current levels.

Research and Development (R&D)

R&D expenses for fiscal 2009 were $115.5 million, or 12.8% of sales, compared to $120.9 million, or 11.7% of sales, for fiscal 2008 and $113.7 million, or 10.9% of sales, for fiscal 2007. We are committed to investing in new and enhanced products, including development systems software, and in our design and manufacturing process technologies. We believe these investments are significant factors in maintaining our competitive position. R&D costs are expensed as incurred. Assets purchased to support our ongoing research and development activities are capitalized when related to products which have achieved technological feasibility, or that have alternative future uses and are amortized over their expected useful lives. R&D expenses include labor, depreciation, masks, prototype wafers, and expenses for the development of process technologies, new packages, and software to support new products and design environments.

R&D expenses decreased $5.3 million, or 4.4%, for fiscal 2009 over fiscal 2008. The primary reasons for the dollar decrease in R&D costs in fiscal 2009 compared to fiscal 2008 were cost-cutting actions taken in the third and fourth quarters of fiscal 2009, including salary reductions, elimination of bonuses and reductions in travel costs. R&D expenses increased $7.2 million, or 6.3%, for fiscal 2008 over fiscal 2007. The primary reasons for the dollar increase in R&D costs in fiscal 2008 compared to fiscal 2007 were higher labor costs as a result of expanding our internal R&D headcount and $1.1 million of additional share-based compensation expense.

Selling, General and Administrative

Selling, general and administrative expenses for fiscal 2009 were $161.2 million, or 17.9% of sales, compared to $175.6 million, or 16.9% of sales, for fiscal 2008, and $163.2 million, or 15.7% of sales, for fiscal 2007. Selling, general and administrative expenses include salary expenses related to field sales, marketing and administrative personnel, advertising and promotional expenditures and legal expenses. Selling, general and administrative expenses also include costs related to our direct sales force and field applications engineers who work in sales offices worldwide to stimulate demand by assisting customers in the selection and use of our products.

Selling, general and administrative expenses decreased $14.4 million, or 8.2%, for fiscal 2009 over fiscal 2008. The primary reasons for the dollar decrease in selling, general and administrative expenses in fiscal 2009 over fiscal 2008 were cost-cutting actions taken in the third and fourth quarters of fiscal 2009, including salary reductions, elimination of bonuses and reduction in travel costs. Selling, general and administrative expenses increased $12.4 million, or 7.6%, for fiscal 2008 over fiscal 2007. The primary reasons for the dollar increase in selling, general and administrative expenses in fiscal 2008 over fiscal 2007 were higher labor costs as a result of expanding our internal resources in the technical aspects of selling our products and $1.5 million of additional share-based compensation expense.

Selling, general and administrative expenses fluctuate over time, primarily due to revenue and operating expense investment levels.

Special Charges

Patent Portfolio License

We entered into a patent portfolio license effective March 31, 2009 with an unrelated third-party that covers both issued patents and patent applications and settled alleged infringement claims. The total payment made to the third-party was $8.25 million, $4.0 million of which was expensed in the fourth quarter of fiscal 2009 and the remaining $4.25 million of which was recorded as a prepaid royalty that will be amortized over the life of the patents.

Expenses Associated with the Abandonment of the Atmel Acquisition

On October 2, 2008, we and ON Semiconductor Corporation announced that we had sent a proposal to the Board of Directors of Atmel Corporation to acquire Atmel for $5.00 per share in cash or a total of approximately $2.3 billion. On October 29, 2008, Atmel announced that its Board of Directors had determined that the unsolicited proposal was inadequate. On December 15, 2008, we delivered a written notification to Atmel regarding a proposed alternate slate of directors to be elected at Atmel's 2009 annual meeting. On February 10, 2009, we announced our termination of our consideration of a potential transaction with Atmel in light of the economic uncertainty and the lack of visibility with respect to Atmel's business not allowing us to put a value on Atmel. In the fourth quarter of fiscal 2009, we expensed $1.6 million of various costs associated with the terminated proposal.

In-Process Research and Development

During the third quarter of fiscal 2009, we completed our acquisition of Hampshire Company, a leader in the large format touch screen controller market. As a result of the acquisition, we incurred a $0.5 million in-process research and development charge in the third quarter of fiscal 2009.

During the fourth quarter of fiscal 2009, we completed the acquisition of HI-TECH Software, a provider of software development tools and compilers. As a result of the acquisition, we incurred a $0.2 million in-process research and development charge in the fourth quarter of fiscal 2009.

During the fourth quarter of fiscal 2009, we completed our acquisition of R&E International, a leader in developing innovative integrated circuits for smoke and carbon monoxide detectors and other life-safety systems. As a result of the acquisition, we incurred a $0.2 million in-process research and development charge in the fourth quarter of fiscal 2009.

Loss on Sale of Fab 3

We received an unsolicited offer on our Fab 3 facility in September 2007. We assessed our available capacity in our current facilities, along with our capacity available from outside foundries and determined the capacity of Fab 3 would not be required in the near term. As a result of this assessment, we accepted the offer on September 21, 2007 and the transaction closed on October 19, 2007. We received $27.5 million in cash net of expenses associated with the sale and recognized an impairment charge in fiscal 2008 of $26.8 million on the sale of Fab 3, representing the difference between the carrying value of the assets at September 30, 2007 and the amounts realized subsequent to September 30, 2007.

Other Income (Expense)

Interest income in fiscal 2009 decreased to $32.5 million from $54.9 million in fiscal 2008. Interest income in fiscal 2008 decreased to $54.9 million from $58.4 million in fiscal 2007. The primary reason for the reductions in interest income in fiscal 2009 over fiscal 2008 and in fiscal 2008 over fiscal 2007 was lower interest rates on our cash and investment balances. Interest expense in fiscal 2009 increased to $24.3 million from $8.0 million in fiscal 2008. Interest expense increased to $8.0 million in fiscal 2008 from $5.4 million in fiscal 2007. The primary reason for the increases in interest expense in fiscal 2009 over fiscal 2008 and in fiscal 2008 over fiscal 2007 was due to the $1.15 billion in 2.125% junior subordinated convertible debentures we issued in December 2007. Other expenses, net in fiscal 2009 was $4.4 million compared to other income, net of $2.4 million in fiscal 2008. The increase in other expenses, net was primarily related to a $7.3 million loss on trading securities in fiscal 2009 as a result of market fluctuations in our trading securities and put options as described in Note 4 to our consolidated financial statements. Other income, net was $2.4 million in fiscal 2008 compared to $0.3 million in fiscal 2007. The increase in other income, net was primarily related to gains on sales of fixed assets and gains related to currency rate fluctuations.

Provision for Income Taxes

Provisions for income taxes reflect tax on our foreign earnings and federal and state tax on our U.S. earnings. Our effective tax benefit was 4.9% in fiscal 2009 and our effective tax rate was 15.2% in fiscal 2008 and 11.0% in fiscal 2007, and is lower than statutory rates in the U.S. due primarily to lower tax rates at our foreign locations, R&D tax credits and export sales incentives. Our effective tax rate in fiscal 2009 reflects a $16.9 million U.S. tax benefit related to our settlement with the IRS for our fiscal 2005 tax audit and a $33.0 million tax reserve release associated with a favorable clarification of tax regulations. Combined, these tax benefits reduced our effective tax rate by 21 percentage points to an effective tax benefit of 4.9%. Our effective tax rate in fiscal 2008 reflects a $10.3 million U.S. tax benefit associated with the sale of Fab 3 in the second quarter of fiscal 2008, a $5.7 million tax benefit related to the release of tax reserves associated with a foreign tax matter in the third quarter of fiscal 2008, a $4.5 million tax benefit related to the release of tax reserves for certain international tax exposures in the fourth quarter of fiscal 2008 and approximately $0.8 million related to accrued interest and other reserve matters. Combined, these tax benefits decreased our effective tax rate in fiscal 2008 by approximately 4.4%. Our effective tax rate in fiscal 2007 reflects a $52.2 million benefit related to a tax settlement for our fiscal 1999 through fiscal 2001 tax years that occurred in the fourth quarter of fiscal 2007 which decreased our effective tax rate for fiscal 2007 by 13%.

Various taxing authorities in the U.S. and other countries in which we do business are increasing their scrutiny of the tax structures employed by businesses. Companies of our size and complexity are regularly audited by the taxing authorities in the jurisdictions in which they conduct significant operations. We are currently under audit by the IRS for our fiscal years ended March 31, 2002, 2003, 2004, 2006, 2007 and 2008. We recognize liabilities for anticipated tax audit issues in the U.S. and other tax jurisdictions based on our estimate of whether, and the extent to which, additional tax payments are probable. We believe that we maintain adequate tax reserves to offset any potential tax liabilities that may arise upon these and other pending audits in the U.S. and other countries in which we do business. If such amounts ultimately prove to be unnecessary, the resulting reversal of such reserves would result in tax benefits being recorded in the period the reserves are no longer deemed necessary. If such amounts ultimately prove to be less than any final assessment, a future charge to expense would be recorded in the period in which the assessment is determined.

Our Thailand manufacturing operations currently benefit from numerous tax holidays that have been granted to us by the Thailand government based on our investments in property, plant and equipment in Thailand. Our tax holiday periods in Thailand expire at various times in the future. One of our Thailand tax holidays expired in September 2006 and the expiration did not have a material impact on our effective tax rate. Any expiration of our tax holidays in Thailand are expected to have a minimal impact on our overall tax expense due to other tax holidays and increases in income in other taxing jurisdictions with lower statutory rates.

Liquidity and Capital Resources

We had $1,440.8 million in cash, cash equivalents and short-term and long-term investments at March 31, 2009, a decrease of $78.3 million from the March 31, 2008 balance. The decrease in cash, cash equivalents and short-term and long-term investments over this time period is primarily attributable to cash generated by operating activities being offset by dividends and stock repurchase activity during the twelve months ended March 31, 2009.

Net cash provided from operating activities was $308.7 million for fiscal 2009, $447.3 million for fiscal 2008 and $429.8 million for fiscal 2007. The decrease in cash flow from operations in fiscal 2009 compared to fiscal 2008 was primarily due to lower net income in fiscal 2009, an increase in the purchases of trading securities and changes in accrued liabilities and other assets and liabilities.

Net cash used in investing activities was $19.8 million for fiscal 2009, net cash provided by investing activities was $55.7 million for fiscal 2008 and net cash used in investing activities was $442.2 million in fiscal 2007. The decrease in cash in fiscal 2009 over fiscal 2008 was primarily due to an increase in capital expenditures and investments in other assets. The increase in cash in fiscal 2008 over fiscal 2007 was primarily due to changes in our net purchases, sales and maturities of short-term and long-term investments and cash proceeds from the sale of Fab 3.

Net cash used in financing activities was $330.2 million for fiscal 2009, $182.7 million for fiscal 2008 and $385.3 million for fiscal 2007. Proceeds from the exercise of stock options and employee purchases under our employee stock purchase plans were $33.6 million for fiscal 2009, $59.1 million for fiscal 2008 and $68.7 million for fiscal 2007. We paid cash dividends to our shareholders of $246.7 million in fiscal 2009, $252.0 million in fiscal 2008, and $207.9 million in fiscal 2007. Excess tax benefits from share-based payment arrangements were $6.8 million in fiscal 2009, $21.2 million in fiscal 2008, and $22.8 million in fiscal 2007. During the year ended March 31, 2008, we received net proceeds of $1,127.0 million from the issuance of our 2.125% junior subordinated convertible debentures. Cash expended for the repurchase of our common stock was $123.9 million in fiscal 2009 and $1,138.0 million in fiscal 2008. No amounts were expended in fiscal 2007 for the repurchase of our common stock. During fiscal 2007, we paid down $269.0 million in short-term borrowings. To complete the repatriation of $500 million in fiscal 2006, we initiated the $269.0 million in borrowings, which were collateralized against investments that were held in foreign locations, allowing the investments to reach their normal maturity date.

Our level of capital expenditures varies from time to time as a result of actual and anticipated business conditions. Capital expenditures were $102.4 million in fiscal 2009, $69.8 million in fiscal 2008 and $60.0 million in fiscal 2007.

Capital expenditures are primarily for the expansion of production capacity and the addition of research and development equipment. We currently intend to spend approximately $15.0 million during the next twelve months to invest in equipment and facilities to maintain, and selectively increase, capacity to meet our currently anticipated needs.

We expect to finance our capital expenditures through our existing cash balances and cash flows from operations. We believe that the capital expenditures anticipated to be incurred over the next twelve months will provide sufficient manufacturing capacity to meet our currently anticipated needs.

We enter into derivative transactions from time to time in an attempt to reduce our exposure to currency rate fluctuations. Although none of the countries in which we conduct significant foreign operations have had a highly inflationary economy in the last five years, there is no assurance that inflation rates or fluctuations in foreign currency rates in countries where we conduct operations will not adversely affect our operating results in the future. At March 31, 2009, we had no foreign currency forward contracts outstanding.

On October 23, 2006, we announced that our Board of Directors had authorized the repurchase of up to 10,000,000 shares of our common stock in the open market or privately negotiated transactions. As of March 31, 2009, no shares related to this authorization remained available for purchase under this program. On December 11, 2007, we announced that our Board of Directors had authorized the repurchase of up to an additional 10,000,000 shares of our common stock in the open market or in privately negotiated transactions. As of March 31, 2009, 2,460,002 shares related to this authorization remained available for purchase.

Our Board of Directors authorized the repurchase of 21,500,000 shares of our common stock concurrent with our junior subordinated convertible debentures transaction described in Note 13 to our consolidated financial statements and no further shares are available to be repurchased under this authorization.

As of March 31, 2009, approximately 36.0 million shares of our common stock remained as treasury shares with the balance of the repurchased shares being used to fund share issuance requirements under our equity incentive plans. The timing and amount of future repurchases will depend upon market conditions, interest rates, and corporate considerations.

On October 28, 2002, we announced that our Board of Directors had approved and instituted a quarterly cash dividend on our common stock. During fiscal 2007, we paid dividends in the amount of $0.965 per share for a total dividend payment of $207.9 million. During fiscal 2008, we paid dividends in the amount of $1.205 per share for a total dividend payment of $252.0 million. During fiscal 2009, we paid dividends in the amount of $1.346 per share for a total dividend payment of $246.7 million. On May 7, 2009, we declared a quarterly cash dividend of $0.339 per share, which will be paid on June 4, 2009, to stockholders of record on May 21, 2009 and the total amount of such dividend is expected to be approximately $62.0 million. Our Board is free to change our dividend practices at any time and to increase or decrease the dividend paid, or not to pay a dividend, on our common stock on the basis of our results of operations, financial condition, cash requirements and future prospects, and other factors deemed relevant by our Board. Our current intent is to provide for ongoing quarterly cash dividends depending upon market conditions and our results of operations.

We believe that our existing sources of liquidity combined with cash generated from operations will be sufficient to meet our currently anticipated cash requirements for at least the next twelve months. However, the semiconductor industry is capital intensive. In order to remain competitive, we must constantly evaluate the need to make significant investments in capital equipment for both production and research and development. We may seek additional equity or debt financing from time to time to maintain or expand our wafer fabrication and product assembly and test facilities, or for acquisitions or other purposes. The timing and amount of any such financing requirements will depend on a number of factors, including demand for our products, changes in industry conditions, product mix, competitive factors and our ability to identify suitable acquisition candidates. There can be no assurance that such financing will be available on acceptable terms, and any additional equity financing would result in incremental ownership dilution to our existing stockholders.

Contractual Obligations

The following table summarizes our significant contractual obligations at March 31, 2009, and the effect such obligations are expected to have on our liquidity and cash flows in future periods. This table excludes amounts already recorded on our balance sheet as current liabilities at March 31, 2009 (dollars in thousands):

	Payments Due by Period				
	Total	Less than 1 year	1 – 3 years	3 – 5 years	More than 5 years
Operating lease obligations	$ 10,960	$ 5,367	$ 4,934	$ 659	$ ---
Capital purchase obligations (1)	3,883	3,793	90	---	---
Other purchase obligations and commitments (2)	995	736	259	---	---
2.125% junior convertible debentures – principal and interest (3)	1,851,560	24,438	48,875	48,875	1,729,372
Total contractual obligations (4)	$ 1,867,398	$ 34,334	$ 54,158	$ 49,534	$ 1,729,372

(1) Capital purchase obligations represent commitments for construction or purchases of property, plant and equipment. They are not recorded as liabilities on our balance sheet as of March 31, 2009, as we have not yet received the related goods or taken title to the property.
(2) Other purchase obligations and commitments include payments due under various types of licenses.
(3) For purposes of this table we have assumed that the principal of our convertible debentures will be paid on December 31, 2037.
(4) Total contractual obligations do not include contractual obligations recorded on the balance sheet as current liabilities, or certain purchase obligations as discussed below. The contractual obligations also do not include amounts related to uncertain tax positions because reasonable estimates cannot be made.

Purchase orders or contracts for the purchase of raw materials and other goods and services are not included in the table above. We are not able to determine the aggregate amount of such purchase orders that represent contractual obligations, as purchase orders may represent authorizations to purchase rather than binding agreements. For the purpose of this table, contractual obligations for purchase of goods or services are defined as agreements that are enforceable and legally binding on Microchip and that specify all significant terms, including: fixed or minimum quantities to be purchased; fixed, minimum or variable price provisions; and the approximate timing of the transaction. Our purchase orders are based on our current manufacturing needs and are fulfilled by our vendors with short time horizons. We do not have significant agreements for the purchase of raw materials or other goods specifying minimum quantities or set prices that exceed our expected requirements for three months. We also enter into contracts for outsourced services; however, the obligations under these contracts were not significant and the contracts generally contain clauses allowing for cancellation without significant penalty.

The expected timing of payment of the obligations discussed above is estimated based on current information. Timing of payments and actual amounts paid may be different depending on the time of receipt of goods or services or changes to agreed-upon amounts for some obligations.

Off-Balance Sheet Arrangements

As of March 31, 2009, we are not involved in any off-balance sheet arrangements, as defined in Item 303 (a)(4)(ii) of SEC Regulation S-K.

Recently Issued Accounting Pronouncements

In December 2007, the FASB issued SFAS No. 141 (revised 2007), *Business Combinations* (SFAS No. 141R). SFAS No. 141R establishes principles and requirements for how an acquirer recognizes and measures in its financial statements the identifiable assets acquired, the liabilities assumed, any noncontrolling interest in the acquiree and the goodwill acquired. SFAS No. 141R also establishes disclosure requirements to enable the evaluation of the nature and financial effects of the business combination. In April 2009, the FASB issued FSP FAS 141(R)-1, *Accounting for Assets Acquired and Liabilities Assumed in a Business Combination That Arise from Contingencies* (FSP FAS 141R-1). FSP FAS 141R-1 amends and clarifies SFAS No. 141R to address application issues on initial recognition and measurement, subsequent measurement and accounting and disclosure of assets and liabilities arising from contingencies in a business combination. SFAS No. 141R and FSP FAS 141R-1 are effective for fiscal years beginning after December 15, 2008, and will be adopted by us in the first quarter of fiscal 2010. Because the majority of the provisions of SFAS No. 141R and FSP FAS 141R-1 are applicable to future transactions. We do not believe the adoption of SFAS No. 141R and FSP FAS 141R-1 will have an impact on our consolidated financial statements.

In December 2007, the FASB issued SFAS No. 160, *Noncontrolling Interests in Consolidated Financial Statements—an amendment of Accounting Research Bulletin No. 51* (SFAS No. 160). SFAS No. 160 establishes accounting and reporting standards for ownership interests in subsidiaries held by parties other than the parent, the amount of consolidated net income attributable to the parent and to the noncontrolling interest, changes in a parent's ownership interest, and the valuation of retained noncontrolling equity investments when a subsidiary is deconsolidated. SFAS No. 160 also establishes disclosure requirements that clearly identify and distinguish between the interests of the parent and the interests of the noncontrolling owners. SFAS No. 160 is effective for fiscal years beginning after December 15, 2008, and will be adopted by us in the first quarter of fiscal 2010. We do not believe the adoption of SFAS No. 160 will have an impact on our consolidated financial statements.

In March 2008, the FASB issued SFAS No. 161, *Disclosures about Derivative Instruments and Hedging Activities—an amendment of FASB Statement No. 133* (SFAS No. 161). The standard requires additional quantitative disclosures (provided in tabular form) and qualitative disclosures for derivative instruments. The required disclosures include how derivative instruments and related hedged items affect an entity's financial position, financial performance, and cash flows; relative volume of derivative activity; the objectives and strategies for using derivative instruments; the accounting treatment for those derivative instruments formally designated as the hedging instrument in a hedge relationship; and the existence and nature of credit-related contingent features for derivatives. SFAS No. 161 was effective for us beginning January 1, 2009. SFAS No. 161 did not change the accounting treatment for derivative instruments and as such, the adoption of SFAS No. 161 did not have a material impact on our consolidated financial statements.

In May 2008, the FASB released FSP APB 14-1, *Accounting For Convertible Debt Instruments That May Be Settled in Cash Upon Conversion (Including Partial Cash Settlement)* (FSP APB 14-1) that alters the accounting treatment for convertible debt instruments that allow for either mandatory or optional cash settlements. FSP APB 14-1 will impact the accounting associated with our $1.15 billion junior subordinated convertible debentures. FSP APB 14-1 specifies that issuers of such instruments should separately account for the liability and equity components in a manner that will reflect the entity's nonconvertible debt borrowing rate when interest cost is recognized in subsequent periods, and will require us to recognize additional (non-cash) interest expense based on the market rate for similar debt instruments without the conversion feature. Furthermore, FSP APB 14-1 would require us to recognize interest expense in prior periods pursuant to retrospective accounting treatment. FSP APB 14-1 will have no impact on our actual past or future cash flows. This FSP is effective for financial statements issued for fiscal years beginning after December 15, 2008, and was adopted by us on April 1, 2009. We are currently evaluating the magnitude of the impact of adoption of FSP APB 14-1 will have on our consolidated financial statements.

In June 2008, the EITF issued EITF 07-05, *Determining Whether an Instrument (or Embedded Feature) Is Indexed to an Entity's Own Stock* (EITF No. 07-05). EITF No. 07-05 clarifies the determination of whether an instrument (or an embedded feature) is indexed to an entity's own stock, which would qualify as a scope exception under SFAS 133, Accounting for Derivative Instruments and Hedging Activities. EITF No. 07-05 is effective for financial statements issued for fiscal years beginning after December 15, 2008, and is effective for us beginning in fiscal 2010. Early adoption for an existing instrument is not permitted. We are currently evaluating the impact the adoption of EITF No. 07-05 will have on our consolidated financial statements.

In November 2008, the FASB ratified EITF Issue No. 08-7, *Accounting for Defensive Intangible Assets* (EITF No. 08-7). EITF No. 08-7 applies to defensive intangible assets, which are acquired intangible assets that the acquirer does not intend to actively use but intends to hold to prevent its competitors from obtaining access to them. As these assets are separately identifiable, EITF No. 08-7 requires an acquiring entity to account for defensive intangible assets as a separate unit of accounting. Defensive intangible assets must be recognized at fair value in accordance with SFAS No. 141(R) and SFAS No. 157. EITF No. 08-7 is effective for us beginning in fiscal 2010. Because EITF No. 08-7 is applicable to future transactions, we do not believe the adoption of EITF No. 08-7 will have an impact on our consolidated financial statements.

In April 2009, the FASB issued FSP FAS 115-2 and FAS 124-2, *Recognition and Presentation of Other-Than-Temporary Impairments* (FSP FAS 115-2 and FAS 124-2). This FSP changes existing guidance for determining whether an impairment of debt securities is other than temporary. The FSP requires other-than-temporary impairments to be separated into the amount representing the decrease in cash flows expected to be collected from a security (referred to as credit losses) which is recognized in earnings and the amount related to other factors which is recognized in other comprehensive income. This noncredit loss component of the impairment may only be classified in other comprehensive income if the holder of the security concludes that it does not intend to sell and it will not more likely than not be required to sell the security before it recovers its value. If these conditions are not met, the noncredit loss must also be recognized in earnings. When adopting the FSP, an entity is required to record a cumulative effect adjustment as of the beginning of the period of adoption to reclassify the noncredit component of a previously recognized other-than-temporary impairment from retained earnings to accumulated other comprehensive income. FSP FAS 115-2 and FAS 124-2 is effective for interim and annual periods ending after June 15, 2009. Our management is currently evaluating the requirements of the FSP and has not yet determined the impact on our consolidated financial statements.

In April 2009, the FASB issued FSP FAS 157-4, *Determining Fair Value When the Volume and Level of Activity for the Asset or Liability Have Significantly Decreased and Identifying Transactions That Are Not Orderly* (FSP FAS 157-4). This

FSP provides additional guidance on estimating fair value when the volume and level of activity for an asset or liability have significantly decreased in relation to normal market activity for the asset or liability. The FSP also provides additional guidance on circumstances that may indicate that a transaction is not orderly. FSP FAS 157-4 is effective for interim and annual periods ending after June 15, 2009. We do not believe the adoption of this FSP will materially impact our consolidated financial statements.

In April 2009, the FASB issued FSP FAS 107-1 and APB 28-1, *Interim Disclosure about Fair Value of Financial Instruments* (FSP FAS 107-1 and APB 28-1). FSP FAS 107-1 and APB 28-1 amends SFAS No. 107, *Disclosures about Fair Value of Financial Instruments*, to require disclosures about fair value of financial instruments for interim reporting periods of publicly traded companies as well as in annual financial statements. The FSP also amends APB Opinion No. 28, *Interim Financial Reporting*, to require those disclosures in summarized financial information at interim reporting periods. FSP FAS 107-1 and APB 28-1 is effective for interim reporting periods ending after June 15, 2009. We are currently evaluating the potential impact, if any, of the adoption of FSP FAS 107-1 and APB 28-1 on our consolidated financial statements.

Item 7A. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Our investment portfolio, consisting of fixed income securities and money market funds that we hold on an available-for-sale basis totaled $1,318.3 million and our trading securities totaled $122.5 million as of March 31, 2009, and $1,489.4 million and $29.6 million, respectively, as of March 31, 2008. The available-for-sale securities, like all fixed income instruments, are subject to interest rate risk and will decline in value if market interest rates increase. We have the ability to hold our fixed income investments until maturity and, therefore, we would not expect to recognize any material adverse impact in income or cash flows if market interest rates increase. The following table provides information about our available-for-sale securities that are sensitive to changes in interest rates. We have aggregated our available-for-sale securities for presentation purposes since they are all very similar in nature (dollars in thousands):

	Financial instruments maturing during the fiscal year ended March 31,					
	2010	2011	2012	2013	2014	Thereafter
Available-for-sale securities	$ 352,734	$ 500,290	$ ---	$ ---	$ ---	$ 18,901
Weighted-average yield rate	1.95%	1.84%	---	---	---	2.55%

At March 31, 2009, $56.8 million of original purchase value of our investment portfolio was invested in ARS. Historically, the carrying value of ARS approximated fair value due to the frequent resetting of the interest rates. If an auction fails for amounts we have invested, our investment will not be liquid. With the continuing liquidity issues experienced in the global credit and capital markets, our ARS have experienced multiple failed auctions. In September 2007 and February 2008, auctions for $24.9 million and $34.8 million, respectively, of the original purchase value of our investments in ARS had failed. While we continue to earn interest on these investments based on a pre-determined formula with spreads tied to particular interest rate indices, the estimated market value for a portion of these ARS no longer approximates the original purchase value.

At March 31, 2009, the $24.9 million of ARS that failed during September 2007 carried ratings between A and B by Standard & Poors compared to ratings between AAA and AA- at March 31, 2008. All but $2.5 million of the securities possess credit enhancement in the form of insurance for principal and interest. The underlying characteristics of $22.4 million of these ARS relate to servicing statutory requirements in the life insurance industry and $2.5 million relate to a specialty finance company whose counterparty rating was downgraded to Baa1 by Moody's during December 2008. Moody's also downgraded the $2.5 million specialty finance company issue we own to Caa3 during December 2008. Additionally, Moody's downgraded $7.5 million of the $22.4 million of ARS related to servicing statutory requirements in the life insurance industry from Aa3 to Baa1 during the quarter ending December 31, 2008. During the first week of January 2009, Moody's downgraded other securities from the same issuer of the $7.5 million ARS, which we do not own, to D and simultaneously cited their expectation that the series owned by us would have interest payment shortfalls, but that any shortfalls would be paid by the insurer and the ratings on the notes would then become based on the rating of the insurer. The issuer announced a default as expected in early January 2009 and interest has continuously been paid by the insurer and posted to our account since that time. All rating change actions have been factored into our fair value estimates for the period ending March 31, 2009.

The $24.9 million in failed auctions have continued to fail through the filing date of this report. As a result, we will not be able to access such funds until a future auction on these investments is successful. The fair value of the failed ARS has been estimated based on market information and estimates determined by management and could change significantly based on market conditions. Based on the estimated values, we concluded these investments were other than temporarily impaired and recognized impairment charges on these investments of $2.4 million during fiscal 2008 and $3.6 million during fiscal 2009. If the issuers are unable to successfully close future auctions or if their credit ratings deteriorate further, we may be required to further adjust the carrying value of the investments through an additional impairment charge to earnings.

The $34.8 million of ARS that failed during February 2008 are investments in student loan-backed ARS. Approximately, $0.2 million, $1.7 million, and $1.0 million of these ARS were redeemed at par by the issuers during the first, second, and third quarters of fiscal 2009, respectively, reducing our overall position to $31.9 million. Based upon our evaluation of available information, we believe these investments are of high credit quality, as all of the investments carry AAA credit ratings by one or more of the major credit rating agencies and are largely backed by the federal government (Federal Family Education Loan Program). The fair value of the failed ARS has been estimated based on market information and estimates determined by management and could change significantly based on market conditions. However, if the issuers are not able to successfully close future auctions or over time are not able to obtain more favorable financing options for their debt issuance needs, including refinancing these obligations into lower rate securities, the market value of these investments could be negatively impacted.

In November 2008, we executed an ARS rights agreement (the Rights) with the broker through which we purchased the $31.9 million in ARS that provides (1) us with the right to put these ARS back to the broker at par anytime during the period from June 30, 2010 through July 2, 2012, and (2) the broker with the right to purchase or sell the ARS at par on our behalf anytime through July 2, 2012. We accounted for the acceptance of the Rights as the receipt of a put option for no consideration and recognized a gain with a corresponding recognition as a long-term investment. We elected to measure the Rights under the fair value option of SFAS No. 159 and will record changes in the fair value of the Rights in earnings. We simultaneously recognized an other-than-temporary impairment loss of $5.5 million as we no longer intend to hold these ARS until the fair value recovers, which was recorded in other comprehensive loss in prior quarters. We reclassified the ARS from available-for-sale to trading securities and future changes in fair value are being recorded in earnings. During the fourth quarter of fiscal 2009, we estimated the fair value of the ARS increased by $1.5 million offset by a change in the fair value of the related Rights of $1.5 million, with no net impact to our income statement. We expect any future changes in the fair value of the ARS to continue to be largely offset by changes in the fair value of the related Rights without any significant net impact to our income statement. We will continue to measure the ARS and the Rights at fair value (utilizing Level 3 fair value inputs) until the earlier of its maturity or exercise.

We continue to monitor the market for ARS and consider its impact, if any, on the fair market value of our investments. If the market conditions deteriorate further, we may be required to record additional impairment charges. We intend and have the ability to hold these ARS until the market recovers, or as it relates to the $31.9 million of par value of these ARS, until June 30, 2010 when we have the right to sell the securities at par to the broker. We do not anticipate having to sell these securities to fund the operation of our business. We believe that, based on our current unrestricted cash, cash equivalents and short-term investment balances, the current lack of liquidity in the credit and capital markets will not have a material impact on our liquidity, cash flow or ability to fund our operations.

Our investment in marketable equity securities at March 31, 2009 consists of shares of common stock, the value of which is determined by the closing price of such shares on the respective markets on which the shares are traded as of the balance sheet date. These investments are classified as trading securities and accounted for under the provisions of SFAS No. 115, *Accounting for Certain Investments in Debt and Equity Securities*. The market value of these investments was approximately $79.5 million at March 31, 2009 compared to our cost basis of approximately $85.5 million. The value of our investment in marketable equity securities would be materially impacted if there were a significant change in the market price of the shares. A hypothetical 30% favorable or unfavorable change in the stock prices compared to the stock prices at March 31, 2009 would have affected the value of our investments in marketable equity securities by approximately $23.9 million. Additionally, we have sold put options on some of our trading securities, which are recorded as accrued liabilities, and are marked to market value. A decline in the stock price of the underlying security prior to the expiration date of the puts would cause an increase to the liability, which would result in a charge to our results of operations, and could result in the put being exercised by the holder. If the put is exercised by the holder, we could be required to pay up to $11.0 million for additional shares of common stock, at a price potentially in excess of the then fair market value of the common stock. A hypothetical 30% unfavorable change in the stock price of the trading security on which we have sold the puts, compared to the stock price at March 31, 2009 could potentially result in the puts being exercised and would result in our paying $11.0 million to acquire the shares of common stock. The stock would then be marked to market value, affecting the value of our investment by approximately $2.1 million. (See Note 4 to our consolidated financial statements for additional information about our investments in marketable equity securities.)

We have international operations and are thus subject to foreign currency rate fluctuations. To date, our exposure related to exchange rate volatility has not been material to our operating results. Approximately 99% of our sales are denominated in U.S. dollars. We maintain hedges related to the net of our asset and liability foreign currency exposure as needed. As of March 31, 2009, there were no foreign currency derivatives outstanding, compared to $2.4 million of foreign currency derivatives outstanding as of March 31, 2008. If foreign currency rates fluctuate by 15% from the rates at March 31, 2009, the effect on our financial position and results of operation would be immaterial.

During the normal course of business we are routinely subjected to a variety of market risks, examples of which include, but are not limited to, interest rate movements, foreign currency fluctuations, and collectability of accounts receivable. We continuously assess these risks and have established policies and procedures to protect against the adverse effects of these and other potential exposures. Although we do not anticipate any material losses in these risk areas, no assurance can be made that material losses will not be incurred in these areas in the future. The recent decline in general economic conditions and fluctuations in the global credit and equity markets may adversely affect our financial position and results of operations.

Item 8. FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

The consolidated financial statements listed in the index appearing under Item 15(a)(1) hereof are filed as part of this Form 10-K. See also Index to Financial Statements, below.

Item 9. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

None.

Item 9A. CONTROLS AND PROCEDURES

Evaluation of Disclosure Controls and Procedures

As of the end of the period covered by this Annual Report on Form 10-K, as required by paragraph (b) of Rule 13a-15 or Rule 15d-15 under the Securities Exchange Act of 1934, as amended, we evaluated under the supervision of our Chief Executive Officer and our Chief Financial Officer, the effectiveness of our disclosure controls and procedures (as defined in Rules 13a-15(e) or 15d-15(e) of the Securities Exchange Act of 1934, as amended). Based on this evaluation, our Chief Executive Officer and our Chief Financial Officer have concluded that our disclosure controls and procedures are effective to ensure that information we are required to disclose in reports that we file or submit under the Securities Exchange Act of 1934 (i) is recorded, processed, summarized and reported within the time periods specified in Securities and Exchange Commission rules and forms, and (ii) is accumulated and communicated to our management, including our Chief Executive Officer and our Chief Financial Officer, as appropriate to allow timely decisions regarding required disclosure. Our disclosure controls and procedures are designed to provide reasonable assurance that such information is accumulated and communicated to our management. Our disclosure controls and procedures include components of our internal control over financial reporting. Management's assessment of the effectiveness of our internal control over financial reporting is expressed at the level of reasonable assurance because a control system, no matter how well designed and operated, can provide only reasonable, but not absolute, assurance that the control system's objectives will be met.

Management Report on Internal Control Over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting to provide reasonable assurance regarding the reliability of our financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. Internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the company's assets that could have a material effect on our financial statements.

Management assessed our internal control over financial reporting as of March 31, 2009, the end of our fiscal year. Management based its assessment on criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. Management's assessment included evaluation of such elements as the design and operating effectiveness of key financial reporting controls, process documentation, accounting policies, and our overall control environment. This assessment is supported by testing and monitoring performed by our finance organization.

Based on our assessment, management has concluded that our internal control over financial reporting was effective as of the end of the fiscal year to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external reporting purposes in accordance with generally accepted accounting principles. We reviewed the results of management's assessment with the Audit Committee of our Board of Directors.

Ernst & Young LLP, an independent registered public accounting firm, who audited our consolidated financial statements included in this Form 10-K has issued an attestation report on our internal control over financial reporting, which is included in Part II, Item 9A.

Changes in Internal Control over Financial Reporting

During the three months ended March 31, 2009, there was no change in our internal control over financial reporting identified in connection with the evaluation required by paragraph (d) of Rule 13a-15 or Rule 15d-15 that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

Ernst & Young LLP
Ernst & Young Tower
One Renaissance Square
2 North Central Avenue, Suite 2300
Phoenix, Arizona 85004
Tel: +1 602 322 3000
www.ey.com

Report of Independent Registered Public Accounting Firm

The Board of Directors and Stockholders of
Microchip Technology Incorporated and subsidiaries

We have audited Microchip Technology Incorporated's internal control over financial reporting as of March 31, 2009, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria). Microchip Technology Incorporated's management is responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management's Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (U.S.). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, Microchip Technology Incorporated maintained, in all material respects, effective internal control over financial reporting as of March 31, 2009, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (U.S.), the March 31, 2009 consolidated financial statements of Microchip Technology Incorporated and our report dated May 28, 2009 expressed an unqualified opinion thereon.

Ernst + Young LLP

May 28, 2009

Item 9B. OTHER INFORMATION

In fiscal 2009, each of Steve Sanghi, our Chairman, Chief Executive Officer and President, Mitch Little, our Vice President, Worldwide Sales and Applications, Steve Drehobl, our Vice President, Security, Microcontroller and Technology Division, and Rich Simoncic, our Vice President, Analog and Interface Products Division, entered into trading plans as contemplated by Rule 10b-5-1 under the Securities Exchange Act of 1934 and periodic sales of our common stock are expected to occur under such plans.

The foregoing disclosure is being made on a voluntary basis and not pursuant to any specific requirement under Form 10-K, Form 8-K or otherwise.

PART III

Item 10. DIRECTORS, EXECUTIVE OFFICERS AND CORPORATE GOVERNANCE

Information on the members of our Board of Directors is incorporated herein by reference to our proxy statement for our 2009 annual meeting of stockholders under the captions "The Board of Directors," and "Proposal One – Election of Directors."

Information on the composition of our audit committee and the members of our audit committee, including information on our audit committee financial experts, is incorporated by reference to our proxy statement for our 2009 annual meeting of stockholders under the caption "The Board of Directors – Committees of the Board of Directors – Audit Committee."

Information on our executive officers is provided in Item 1, Part I of this Form 10-K under the caption "Executive Officers of the Registrant" at page 9, above.

Information with respect to compliance with Section 16(a) of the Securities Exchange Act of 1934, as amended, is incorporated herein by reference to our proxy statement for our 2009 annual meeting of stockholders under the caption "Section 16(a) Beneficial Ownership Reporting Compliance."

Information with respect to our code of ethics that applies to our directors, executive officers (including our principal executive officer and our principal financial and accounting officer) and employees is incorporated by reference to our proxy statement for our 2009 annual meeting of stockholders under the caption "Code of Ethics." A copy of the Code of Ethics is available on our website at the Investor Relations section under Mission Statement/Corporate Governance on www.microchip.com.

Information regarding material changes, if any, to procedures by which security holders may recommend nominees to our Board of Directors is incorporated by reference to our proxy statement for the 2009 annual meeting of stockholders under the caption "Requirements, Including Deadlines, for Receipt of Stockholder Proposals for the 2009 Annual Meeting of Stockholders; Discretionary Authority to Vote on Stockholder Proposals."

Item 11. EXECUTIVE COMPENSATION

Information with respect to executive compensation is incorporated herein by reference to the information under the caption "Executive Compensation" in our proxy statement for our 2009 annual meeting of stockholders.

Information with respect to director compensation is incorporated herein by reference to the information under the caption "The Board of Directors – Director Compensation" in our proxy statement for our 2009 annual meeting of stockholders.

Information with respect to compensation committee interlocks and insider participation in compensation decisions is incorporated herein by reference to the information under the caption "The Board of Directors – Compensation Committee Interlocks and Insider Participation" in our proxy statement for our 2009 annual meeting of stockholders.

Our Board compensation committee report on executive compensation is incorporated herein by reference to the information under the caption "Executive Compensation – Compensation Committee Report on Executive Compensation" in our proxy statement for our 2009 annual meeting of stockholders.

Item 12. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS

Information with respect to securities authorized for issuance under our equity compensation plans is incorporated herein by reference to the information under the caption "Executive Compensation – Equity Compensation Plan Information" in our proxy statement for our 2009 annual meeting of stockholders.

Information with respect to security ownership of certain beneficial owners, members of our Board of Directors and management is incorporated herein by reference to the information under the caption "Security Ownership of Principal Stockholders, Directors and Executive Officers" in our proxy statement for our 2009 annual meeting of stockholders.

Item 13. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS, AND DIRECTOR INDEPENDENCE

The information required by this Item pursuant to Item 404 of Regulation S-K is incorporated by reference to the information under the caption "Certain Transactions" contained in our proxy statement for our 2009 annual meeting of stockholders.

The information required by this Item pursuant to Item 407(a) of Regulation S-K regarding the independence of our directors is incorporated by reference to the information under the caption "Meetings of the Board of Directors" contained in our proxy statement for our 2009 annual meeting of stockholders.

Item 14. PRINCIPAL ACCOUNTANT FEES AND SERVICES

The information required by this Item related to principal accountant fees and services as well as related pre-approval policies is incorporated by reference to the information under the caption "Independent Registered Public Accounting Firm" contained in our proxy statement for our 2009 annual meeting of stockholders.

[Remainder of page intentionally left blank.]

PART IV

Item 15. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

(a) The following documents are filed as part of this Form 10-K:

(2) Financial Statement Schedules

(3) The Exhibits filed with this Form 10-K or incorporated herein by reference are set forth in the Exhibit Index beginning on page 48 hereof, which Exhibit Index is incorporated herein by this reference.

(b) See Item 15(a)(3) above.

(c) See "Index to Financial Statements" included under Item 8 to this Form 10-K.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MICROCHIP TECHNOLOGY INCORPORATED
(Registrant)

Date: May 29, 2009

By: /s/ Steve Sanghi
Steve Sanghi
President and Chief Executive Officer

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

Name and Signature	Title	Date
/s/ Steve Sanghi Steve Sanghi	Director, President and Chief Executive Officer	May 29, 2009
/s/ Albert J. Hugo-Martinez Albert J. Hugo-Martinez	Director	May 29, 2009
/s/ L.B. Day L.B. Day	Director	May 29, 2009
/s/ Matthew W. Chapman Matthew W. Chapman	Director	May 29, 2009
/s/ Wade F. Meyercord Wade F. Meyercord	Director	May 29, 2009
/s/ J. Eric Bjornholt J. Eric Bjornholt	Vice President and Chief Financial Officer (Principal Financial and Accounting Officer)	May 29, 2009

EXHIBITS

Exhibit Number	Exhibit Description	Incorporated by Reference Form	File Number	Exhibit	Filing Date	Filed Herewith
2.1	Purchase and Sale Agreement, dated as of July 18, 2002 between Registrant and Fujitsu Microelectronics, Inc.	8-K	000-21184	2.1	7/18/02	
3.1	Restated Certificate of Incorporation of Registrant	10-Q	000-21184	3.1	11/12/02	
3.2	Amended and Restated By-Laws of Registrant, as amended through January 29, 2007	10-Q	000-21184	3.1	2/6/07	
4.1	First Amendment to Preferred Shares Rights Agreement dated January 9, 2007	10-Q	000-21184	4.1	2/6/07	
4.2	Amended and Restated Preferred Shares Rights Agreement, dated as of October 11, 1999, between Registrant and Norwest Bank Minnesota, N.A., including the Amended Certificate of Designations, the form of Rights Certificate and the Summary of Rights, attached as exhibits thereto	8-K	000-21184	4.1	10/12/99	
4.3	Indenture, dated as of December 7, 2007, by and between Wells Fargo Bank, National Association, as Trustee, and Microchip Technology Incorporated	8-K	000-21184	4.1	12/7/07	
4.4	Registration Rights Agreement, dated as of December 7, 2007, by and between J.P. Morgan Securities Inc. and Microchip Technology Incorporated	8-K	000-21184	4.2	12/7/07	
10.1	Form of Indemnification Agreement between Registrant and its directors and certain of its officers	S-1	33-57960	10.1	2/5/93	
10.2	*2004 Equity Incentive Plan as amended and restated by the Board on May 1, 2006	10-Q	000-21184	10.3	2/6/07	
10.3	*Form of Notice of Grant for 2004 Equity Incentive Plan (including Exhibit A Stock Option Agreement)	S-8	333-119939	4.5	10/25/04	
10.4	*Form of Notice of Grant (Foreign) for 2004 Equity Incentive Plan (including Exhibit A Stock Option Agreement (Foreign)	10-K	000-21184	10.4	5/23/05	
10.5	*Restricted Stock Units Agreement (Domestic) for 2004 Equity Incentive Plan	10-Q	000-21184	10.3	11/7/07	
10.6	Restricted Stock Units Agreement (Foreign) for 2004 Equity Incentive Plan	10-Q	000-21184	10.4	11/7/08	
10.7	*Form of Notice of Grant of Restricted Stock Units for 2004 Equity Incentive Plan (including Exhibit A Restricted Stock Units Agreement)	10-K	000-21184	10.6	5/31/06	
10.8	*1993 Stock Option Plan, as Amended through August 16, 2002	10-Q	000-21184	10.1	11/12/02	
10.9	*Form of Notice of Grant For 1993 Stock Option Plan, with Exhibit A thereto, Form of Stock Option Agreement; and Exhibit B thereto, Form of Stock Purchase Agreement	S-8	333-872	10.6	1/23/96	

EXHIBITS (cont'd.)

Exhibit Number	Exhibit Description	Incorporated by Reference: Form	File Number	Exhibit	Filing Date	Filed Herewith
10.10	*Microchip Technology Incorporated 2001 Employee Stock Purchase Plan as amended through August 15, 2003 (including Enrollment Form, Stock Purchase Agreement, and Change Form)	S-8	333-140773	4.4	2/16/07	
10.11	*1997 Nonstatutory Stock Option Plan, as Amended Through March 3, 2003	10-K	000-21184	10.13	6/5/03	
10.12	*Form of Notice of Grant For 1997 Nonstatutory Stock Option Plan, with Exhibit A thereto, Form of Stock Option Agreement	10-K	000-21184	10.17	5/27/98	
10.13	Microchip Technology Incorporated International Employee Stock Purchase Plan, as amended through May 1, 2006	S-8	333-140773	4.1	2/16/07	
10.14	Microchip Technology Incorporated International Stock Purchase Agreement (including attached Form of Enrollment Form)	S-8	333-140773	4.2	2/16/07	
10.15	Form of Change Form for Microchip Technology Incorporated International Employee Stock Purchase Plan	S-8	333-140773	4.3	2/16/07	
10.16	*Executive Management Incentive Compensation Plan	10-Q	000-21184	10.4	2/6/07	
10.17	*Discretionary Executive Management Incentive Compensation Plan	10-Q	000-21184	10.5	2/6/07	
10.18	*Management Incentive Compensation Plan amended by Board of Directors August 14, 2008	10-Q	000-21184	10.1	11/7/08	
10.19	TelCom Semiconductor, Inc. 1994 Stock Option Plan and forms of agreements thereunder	S-8	333-53876	4.1	1/18/01	
10.20	TelCom Semiconductor, Inc. 2000 Nonstatutory Stock Option Plan and forms of agreements used thereunder	S-8	333-53876	4.4	1/18/01	
10.21	PowerSmart, Inc. 1998 Stock Incentive Plan, Including Forms of Incentive Stock Option Agreement and Nonqualified Stock Option Agreement	S-8	333-96791	4.1	7/19/02	
10.22	*February 3, 2003 Amendment to the Adoption Agreement to the Microchip Technology Incorporated Supplemental Retirement Plan	10-K	000-21184	10.28	6/5/03	
10.23	*Amendment dated August 29, 2001 to the Microchip Technology Incorporated Supplemental Retirement Plan	S-8	333-101696	4.1.2	12/6/02	
10.24	*Amendment Dated December 9, 1999 to the Adoption Agreement to the Microchip Technology Incorporated Supplemental Retirement Plan	S-8	333-101696	4.1.4	12/6/02	

EXHIBITS (cont'd.)

Exhibit Number	Exhibit Description	Incorporated by Reference Form	File Number	Exhibit	Filing Date	Filed Herewith
10.25	*Adoption Agreement to the Microchip Technology Incorporated Supplemental Retirement Plan dated January 1, 1997	S-8	333-101696	4.1.3	12/6/02	
10.26	*Microchip Technology Incorporated Supplemental Retirement Plan	S-8	333-101696	4.1.1	12/6/02	
10.27	*Amendments to Supplemental Retirement Plan	10-Q	000-21184	10.1	2/9/06	
10.28	*Change of Control Severance Agreement	8-K	000-21184	10.1	12/18/08	
10.29	*Change of Control Severance Agreement	8-K	000-21184	10.2	12/18/08	
10.30	Development Agreement dated as of August 29, 1997 by and between Registrant and the City of Chandler, Arizona	10-Q	000-21184	10.1	2/13/98	
10.31	Addendum to Development Agreement by and between Registrant and the City of Tempe, Arizona, dated May 11, 2000	10-K	000-21184	10.14	5/15/01	
10.32	Development Agreement dated as of July 17, 1997 by and between Registrant and the City of Tempe, Arizona	10-Q	000-21184	10.2	2/13/98	
10.33	Strategic Investment Program Contract dated as of August 15, 2002 by and between Registrant, Multnomah County, Oregon and City of Gresham, Oregon	8-K	000-21184	2.2	8/23/02	
21.1	Subsidiaries of Registrant					X
23.1	Consent of Independent Registered Public Accounting Firm					X
24.1	Power of Attorney re: Microchip Technology Incorporated, the Registrant					X
31.1	Certification of Chief Executive Officer Pursuant to Rule 13a-14(a) of the Securities Exchange Act of 1934, as amended (the Exchange Act)					X
31.2	Certification of Chief Financial Officer Pursuant to Rule 13a-14(a) of the Securities Exchange Act of 1934, as amended (the Exchange Act)					X
32	Certifications Pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002					X

*Compensation plans or arrangements in which directors or executive officers are eligible to participate

Annual Report on Form 10-K

Item 8, Item 15(a)(1) and (2), (b) and (c)

INDEX TO FINANCIAL STATEMENTS

CONSOLIDATED FINANCIAL STATEMENTS

EXHIBITS

YEAR ENDED MARCH 31, 2009

MICROCHIP TECHNOLOGY INCORPORATED
AND SUBSIDIARIES

CHANDLER, ARIZONA

MICROCHIP TECHNOLOGY INCORPORATED AND SUBSIDIARIES

Index to Consolidated Financial Statements

ERNST & YOUNG

Ernst & Young LLP
Ernst & Young Tower
One Renaissance Square
2 North Central Avenue, Suite 2300
Phoenix, Arizona 85004

Tel: +1 602 322 3000
www.ey.com

Report of Independent Registered Public Accounting Firm

The Board of Directors and Stockholders of
Microchip Technology Incorporated and subsidiaries

We have audited the accompanying consolidated balance sheets of Microchip Technology Incorporated and subsidiaries as of March 31, 2009 and 2008, and the related consolidated statements of income, stockholders' equity, and cash flows for each of the three years in the period ended March 31, 2009. These financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (U.S.). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Microchip Technology Incorporated and subsidiaries at March 31, 2009 and 2008, and the consolidated results of their operations and their cash flows for each of the three years in the period ended March 31, 2009, in conformity with U.S. generally accepted accounting principles.

As discussed in Note 1 and Note 10 to the consolidated financial statements, effective April 1, 2007, the Company adopted Financial Accounting Standards Board Interpretation No. 48, Accounting for Uncertainty in Income Taxes, and changed its method of accounting for uncertain tax positions.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (U.S.), the effectiveness of Microchip Technology Incorporated's internal control over financial reporting as of March 31, 2009, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated May 28, 2009 expressed an unqualified opinion thereon.

Ernst & Young LLP

May 28, 2009

MICROCHIP TECHNOLOGY INCORPORATED AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

(in thousands, except share and per share amounts)

ASSETS

	March 31, 2009	March 31, 2008
Cash and cash equivalents	$ 446,329	$ 487,736
Short-term investments	943,616	837,054
Accounts receivable, net	88,525	138,319
Inventories	131,510	124,483
Prepaid expenses	11,447	17,135
Deferred tax assets	69,626	63,261
Other current assets	51,736	49,742
Total current assets	1,742,789	1,717,730
Property, plant and equipment, net	531,687	522,305
Long-term investments	50,826	194,274
Goodwill	36,165	31,886
Intangible assets, net	25,718	11,613
Other assets	34,254	34,499
Total assets	$ 2,421,439	$ 2,512,307

LIABILITIES AND STOCKHOLDERS' EQUITY

	March 31, 2009	March 31, 2008
Accounts payable	$ 29,228	$ 39,317
Accrued liabilities	42,486	56,323
Deferred income on shipments to distributors	83,931	95,441
Total current liabilities	155,645	191,081
Junior convertible debentures	1,149,184	1,150,128
Long-term income tax payable	70,051	112,311
Deferred tax liability	51,959	21,460
Other long-term liabilities	3,834	1,104
Stockholders' equity:		
Preferred stock, $0.001 par value; 5,000,000 shares authorized; no shares issued or outstanding.	---	---
Common stock, $0.001 par value; 450,000,000 shares authorized; 218,789,994 shares issued and 182,769,124 shares outstanding at March 31, 2009; 218,789,994 shares issued and 184,338,768 outstanding at March 31, 2008.	183	184
Additional paid-in capital	778,204	793,919
Retained earnings	1,303,437	1,301,275
Accumulated other comprehensive income	4,312	2,508
Common stock held in treasury: 36,020,870 shares at March 31, 2009;and 34,451,226 shares at March 31, 2008.	(1,095,370)	(1,061,663)
Total stockholders' equity	990,766	1,036,223
Total liabilities and stockholders' equity	$ 2,421,439	$ 2,512,307

See accompanying notes to consolidated financial statements

MICROCHIP TECHNOLOGY INCORPORATED AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF INCOME

(in thousands, except per share amounts)

	Year ended March 31,		
	2009	2008	2007
Net sales	$ 903,297	$ 1,035,737	$ 1,039,671
Cost of sales (1)	386,793	410,799	414,915
Gross profit	516,504	624,938	624,756
Operating expenses:			
Research and development (1)	115,524	120,864	113,698
Selling, general and administrative (1)	161,218	175,646	163,247
Special charges	6,434	26,763	---
	283,176	323,273	276,945
Operating income	233,328	301,665	347,811
Other income (expense):			
Interest income	32,545	54,851	58,383
Interest expense	(24,269)	(7,966)	(5,416)
Other, net	(4,354)	2,435	312
Income before income taxes	237,250	350,985	401,090
Income tax (benefit) provision	(11,570)	53,237	44,061
Net income	$ 248,820	$ 297,748	$ 357,029
Basic net income per common share	$ 1.36	$ 1.44	$ 1.66
Diluted net income per common share	$ 1.33	$ 1.40	$ 1.62
Dividends declared per common share	$ 1.346	$ 1.205	$ 0.965
Basic common shares outstanding	183,158	207,220	215,498
Diluted common shares outstanding	186,788	212,048	220,848
(1) Includes share-based compensation expense as follows:			
Cost of sales	$ 5,845	$ 6,191	$ 3,255
Research and development	10,866	10,695	9,623
Selling, general and administrative	15,770	15,960	14,501

See accompanying notes to consolidated financial statements

MICROCHIP TECHNOLOGY INCORPORATED AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

(in thousands)

	Year ended March 31,		
	2009	2008	2007
Cash flows from operating activities:			
Net income	$ 248,820	$ 297,748	$ 357,029
Adjustments to reconcile net income to net cash provided by operating activities:			
Depreciation and amortization	96,046	100,076	116,171
Deferred income taxes	22,465	9,562	9,023
Share-based compensation expense related to equity incentive plans	32,481	32,846	27,379
Tax benefit from equity incentive plans	7,584	21,914	22,862
Excess tax benefit from share-based compensation	(6,798)	(21,184)	(22,788)
Convertible debt derivatives – revaluation and amortization	(944)	128	---
Amortization of junior convertible debenture issuance costs	767	241	---
Gain on sale of assets	(100)	(937)	(364)
Special charges	860	26,763	---
Purchases/sales of trading securities	(73,510)	(12,133)	---
Loss on trading securities	6,332	---	---
Unrealized impairment loss on available-for-sale investments	3,560	2,439	---
Changes in operating assets and liabilities:			
Decrease (increase) in accounts receivable	50,832	(13,760)	14,802
Increase in inventories	(4,110)	(2,902)	(2,663)
(Decrease) increase in deferred income on shipments to distributors	(11,510)	4,078	(8,118)
(Decrease) increase in accounts payable and accrued liabilities	(25,097)	12,080	(75,978)
Change in other assets and liabilities	(39,024)	(9,652)	(7,586)
Net cash provided by operating activities	308,654	447,307	429,769
Cash flows from investing activities:			
Purchases of available-for-sale investments	(2,479,175)	(1,857,964)	(1,327,042)
Sales and maturities of available-for-sale investments	2,583,152	1,959,210	943,955
Investment in other assets	(21,600)	(5,012)	(844)
Proceeds from sale of Fab 3	---	27,523	---
Proceeds from sale of assets	166	1,725	1,746
Capital expenditures	(102,370)	(69,827)	(60,039)
Net cash (used in) provided by investing activities	(19,827)	55,655	(442,224)
Cash flows from financing activities:			
Payment of cash dividend	(246,658)	(251,959)	(207,898)
Repurchase of common stock	(123,929)	(1,138,040)	---
Proceeds from issuance of junior convertible debentures, net of issuance costs	---	1,127,000	---
Proceeds from sale of common stock	33,555	59,112	68,723
Excess tax benefit from share-based compensation	6,798	21,184	22,788
Payments on short-term borrowings	---	---	(268,954)
Net cash used in financing activities	(330,234)	(182,703)	(385,341)
Net (decrease) increase in cash and cash equivalents	(41,407)	320,259	(397,796)
Cash and cash equivalents at beginning of year	487,736	167,477	565,273
Cash and cash equivalents at end of year	$ 446,329	$ 487,736	$ 167,477

See accompanying notes to consolidated financial statements

MICROCHIP TECHNOLOGY INCORPORATED AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

(in thousands)

	Common Stock and Additional Paid-in Capital		Common Stock Held in Treasury		Accumulated Other Comprehensive Income (Loss)	Deferred Share-based Compensation	Retained Earnings	Net Stockholders' Equity
	Shares	Amount	Shares	Amount				
Balance at March 31, 2006	213,614	$ 639,452	---	$ ---	$ (13,913)	$ (5,705)	$ 1,106,355	$ 1,726,189
Components of other comprehensive income								
Net income	---	---	---	---	---	---	357,029	357,029
Net unrealized gains on available-for-sale investments, net of $1,228 of tax	---	---	---	---	6,744	---	---	6,744
Total comprehensive income								363,773
Issuances from equity incentive plans	3,435	57,322	---	---	---	---	---	57,322
Employee stock purchase plan	391	11,401	---	---	---	---	---	11,401
Tax benefit from equity incentive plans	---	22,862	---	---	---	---	---	22,862
Reclassification due to the adoption of SFAS 123R	---	(5,705)	---	---	---	5,705	---	---
Unearned share-based compensation amortization	---	2	---	---	---	---	---	2
Share-based compensation	---	30,717	---	---	---	---	---	30,717
Cash dividend	---	---	---	---	---	---	(207,898)	(207,898)
Balance at March 31, 2007	217,440	756,051	---	---	(7,169)	---	1,255,486	2,004,368
Components of other comprehensive income								
Net income	---	---	---	---	---	---	297,748	297,748
Net unrealized gains on available-for-sale investments, net of $2,293 of tax	---	---	---	---	9,677	---	---	9,677
Total comprehensive income								307,425
Issuances from equity incentive plans	2,983	47,406	---	---	---	---	---	47,406
Employee stock purchase plan	419	11,706	---	---	---	---	---	11,706
Purchase of treasury stock	---	---	36,503	(1,138,040)	---	---	---	(1,138,040)
Treasury stock used for new issuances	(2,052)	(76,377)	(2,052)	76,377	---	---	---	---
Tax benefit from equity incentive plans	---	21,914	---	---	---	---	---	21,914
Share-based compensation	---	33,403	---	---	---	---	---	33,403
Cash dividend	---	---	---	---	---	---	(251,959)	(251,959)
Balance at March 31, 2008	218,790	794,103	34,451	(1,061,663)	2,508	---	1,301,275	1,036,223
Components of other comprehensive income								
Net income	---	---	---	---	---	---	248,820	248,820
Net unrealized gains on available-for-sale investments, net of $1,669 of tax	---	---	---	---	1,804	---	---	1,804
Total comprehensive income								250,624
Issuances from equity incentive plans	1,917	22,767	---	---	---	---	---	22,767
Employee stock purchase plan	545	10,788	---	---	---	---	---	10,788
Purchase of treasury stock	---	---	4,032	(123,929)	---	---	---	(123,929)
Treasury stock used for new issuances	(2,462)	(90,222)	(2,462)	90,222	---	---	---	---
Tax benefit from equity incentive plans	---	7,584	---	---	---	---	---	7,584
Share-based compensation	---	33,367	---	---	---	---	---	33,367
Cash dividend	---	---	---	---	---	---	(246,658)	(246,658)
Balance at March 31, 2009	218,790	$ 778,387	36,021	$(1,095,370)	$ 4,312	$ ---	$1,303,437	$ 990,766

See accompanying notes to consolidated financial statements

MICROCHIP TECHNOLOGY INCORPORATED AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. SIGNIFICANT ACCOUNTING POLICIES

Nature of Business

Microchip develops, manufactures and sells specialized semiconductor products used by its customers for a wide variety of embedded control applications. Microchip's product portfolio comprises 8-bit, 16-bit and 32-bit PIC® microcontrollers and 16-bit dsPIC® digital signal controllers, which feature on-board Flash (reprogrammable) memory technology. In addition, Microchip offers a broad spectrum of high-performance linear, mixed-signal, power management, thermal management, battery management and interface devices. Microchip also makes serial EEPROMs.

Principles of Consolidation

The consolidated financial statements include the accounts of Microchip Technology Incorporated and its wholly-owned subsidiaries (Microchip or the Company). The Company does not have any subsidiaries in which it does not own 100% of the outstanding stock. All of the Company's subsidiaries are included in the consolidated financial statements. All significant intercompany accounts and transactions have been eliminated in consolidation.

Revenue Recognition

The Company recognizes revenue when the earnings process is complete, as evidenced by an agreement with the customer, transfer of title as well as fixed pricing and probable collectability. The Company recognizes revenue from product sales to OEMs upon shipment and records reserves for estimated customer returns. Distributors worldwide generally have broad price protection and product return rights, so the Company defers revenue recognition until the distributor sells the product to their customer. Revenue is recognized when the distributor sells the product to their end customer, at which time the sales price becomes fixed or determinable. Revenue is not recognized upon the Company's shipment to the distributors since, due to discounts from list price as well as price protection rights, the sales price is not substantially fixed or determinable at that time. At the time of shipment to these distributors, the Company records a trade receivable for the selling price as there is a legally enforceable right to payment, relieves inventory for the carrying value of goods shipped since legal title has passed to the distributor, and records the gross margin in deferred income on shipments to distributors on the consolidated balance sheets.

Deferred income on shipments to distributors effectively represents the gross margin on the sale to the distributor; however, the amount of gross margin recognized by the Company in future periods could be less than the deferred margin as a result of credits granted to distributors on specifically identified products and customers to allow the distributors to earn a competitive gross margin on the sale of the Company's products to their end customers and price protection concessions related to market pricing conditions.

The Company sells the majority of the items in its product catalog to its distributors worldwide at a uniform list price. However, distributors resell the Company's products to end customers at a very broad range of individually negotiated price points. The majority of the Company's distributors' resales require a reduction from the original list price paid. Often, under these circumstances, the Company remits back to the distributor a portion of their original purchase price after the resale transaction is completed in the form of a credit against the distributors' outstanding accounts receivable balance. The credits are on a per unit basis and are not given to the distributor until they provide information regarding the sale to their end customer. The price reductions vary significantly based on the customer, product, quantity ordered, geographic location and other factors and discounts to a price less than the Company's cost have historically been rare. The effect of granting these credits establishes the net selling price from the Company to its distributors for the product and results in the net revenue recognized by the Company when the product is sold by the distributors to their end customers. Thus, a portion of the "deferred income on shipments to distributors" balance represents the amount of distributors' original purchase price that will be credited back to the distributor in the future. The wide range and variability of negotiated price concessions granted to distributors does not allow the Company to accurately estimate the portion of the balance in the deferred income on shipments to distributors account that will be credited back to the distributors. Therefore, the Company does not reduce deferred income on shipments to distributors or accounts receivable by anticipated future price concessions; rather, price concessions are typically recorded against deferred income on shipments to distributors when incurred, which is generally at the time the distributor sells the product.

At March 31, 2009, the Company had approximately $118.2 million of deferred revenue and $34.3 million in deferred cost of sales recognized as $83.9 million of deferred income on shipments to distributors. At March 31, 2008, the Company had approximately $130.4 million of deferred revenue and $35.0 million of deferred cost of sales recognized as $95.4 million of deferred income on shipments to distributors. The deferred income on shipments to distributors that will ultimately be recognized in the Company's income statement will be lower than the amount reflected on the balance sheet due to price credits to be granted to the distributors when the product is sold to their customers. These price credits historically have resulted in the deferred income approximating the overall gross margins that the Company recognizes in the distribution channel of its business.

The Company reduces product pricing through price protection based on market conditions, competitive considerations and other factors. Price protection is granted to distributors on the inventory they have on hand at the date the price protection is offered. When the Company reduces the price of its products, it allows the distributor to claim a credit against its outstanding accounts receivable balances based on the new price of the inventory it has on hand as of the date of the price reduction. There is no immediate revenue impact from the price protection, as it is reflected as a reduction of the deferred income on shipments to distributors' balance.

Products returned by distributors and subsequently scrapped have historically been immaterial to the Company's consolidated results of operations. The Company routinely evaluates the risk of impairment of the deferred cost of sales component of the deferred income on shipments to distributors account. Because of the historically immaterial amounts of inventory that have been scrapped, and historically rare instances where discounts given to a distributor result in a price less than the Company's cost, the Company believes the deferred costs have a low risk of material impairment.

Shipping charges billed to customers are included in net sales, and the related shipping costs are included in cost of sales.

Product Warranty

The Company generally sells products with a limited warranty related to product quality and a limited indemnification of customers against intellectual property infringement claims related to the Company's products. Due to comprehensive product testing, the short time between product shipment and the detection and correction of product failures, and a low historical rate of payments on indemnification claims, the accrual based on historical activity and the related expense were immaterial as of and for fiscal years ended March 31, 2009, 2008 and 2007.

Advertising Costs

The Company expenses all advertising costs as incurred. Advertising costs were immaterial for the fiscal years ended March 31, 2009, 2008 and 2007.

Research and Development

Research and development costs are expensed as incurred. Assets purchased to support the Company's ongoing research and development activities are capitalized when related to products which have achieved technological feasibility or that have alternative future uses and are amortized over their estimated useful lives. Research and development expenses include expenditures for labor, share-based payments, depreciation, masks, prototype wafers, and expenses for development of process technologies, new packages, and software to support new products and design environments.

Foreign Currency Translation and Forward Contracts

The Company's foreign subsidiaries are considered to be extensions of the U.S. Company and any translation gains and losses related to these subsidiaries are included in other income (expense) in the consolidated statements of income. As the U.S. dollar is utilized as the functional currency, gains and losses resulting from foreign currency transactions (transactions denominated in a currency other than the subsidiaries' functional currency) are also included in income. Gains and losses associated with currency rate changes on forward contracts are recorded currently in income. These gains and losses have been immaterial to the Company's financial statements.

Income Taxes

As part of the process of preparing its consolidated financial statements, the Company is required to estimate its income taxes in each of the jurisdictions in which it operates. This process involves estimating the Company's actual current tax exposure together with assessing temporary differences resulting from differing treatment of items for tax and accounting purposes. These differences result in deferred tax assets and liabilities, which are included within the Company's consolidated balance sheet. The Company must then assess the likelihood that its deferred tax assets will be recovered from future taxable income and to the extent it believes that recovery is not likely, it must establish a valuation allowance. The Company has not provided for a valuation allowance because management currently believes that it is "more likely than not" that its deferred tax assets will be recovered from future taxable income.

In June 2006, the Financial Accounting Standards Board (FASB) issued FASB Interpretation (FIN) No. 48, *Accounting for Uncertainty in Income Taxes – an Interpretation of FASB Statement 109.* FIN 48 establishes a single model to address accounting for uncertain tax positions. FIN 48 clarifies the accounting for income taxes by prescribing a minimum recognition threshold a tax position is required to meet before being recognized in the financial statements. FIN 48 also provides guidance on de-recognition, measurement classification, interest and penalties, accounting in interim periods, disclosure and transition. The Company adopted FIN 48 on April 1, 2007, and did not recognize any cumulative-effect adjustment associated with its unrecognized tax benefits, interest, and penalties.

Cash and Cash Equivalents

All highly liquid investments, including marketable securities purchased with a remaining maturity of three months or less when acquired are considered to be cash equivalents.

Investments

The Company classifies its investments as trading securities or available-for-sale securities based upon management's intent with regard to the investments and the nature of the underlying securities.

The Company's trading securities consist of strategic investments in shares of publicly traded common stock and restricted cash representing cash collateral for put options the Company has written on some of its trading securities. See further discussion in Note 4. The Company's investments in trading securities are carried at fair value with unrealized gains and losses reported in other, net in the consolidated statements of income.

The Company's available-for-sale investments consist of government agency bonds, municipal bonds, auction rate securities (ARS) and corporate bonds. The Company's investments are carried at fair value with unrealized gains and losses reported in stockholders' equity. Premiums and discounts are amortized or accreted over the life of the related available-for-sale security. Dividend and interest income are recognized when earned. The cost of securities sold is calculated using the specific identification method.

The Company includes within short-term investments its trading securities, as well as its income yielding available-for-sale securities that can be readily converted to cash and includes within long-term investments those income yielding available-for-sale securities with maturities of over one year that have unrealized losses attributable to them. The Company has both the intent and the ability to hold its long-term investments until such time as these assets are no longer impaired. Such recovery is not expected to occur within the next year.

Due to the lack of availability of observable market quotes on certain of the Company's investment portfolio of ARS, it utilizes valuation models including those that are based on expected cash flow streams and collateral values, including assessments of counterparty credit quality, default risk underlying the security, discount rates and overall capital market liquidity. The valuation of the Company's ARS investment portfolio is subject to uncertainties that are difficult to predict. Factors that may impact the Company's ARS valuation include changes to credit ratings of the securities as well as to the underlying assets supporting those securities, rates of default of the underlying assets, underlying collateral value, discount rates, counterparty risk, the ongoing strength and quality of the credit market, and market liquidity.

Allowance for Doubtful Accounts

The Company maintains an allowance for doubtful accounts for estimated losses resulting from the inability of its customers to make required payments, which is included in bad debt expense. The Company determines the adequacy of this allowance by regularly reviewing the composition of its accounts receivable aging and evaluating individual customer receivables, considering such customer's financial condition, credit history and current economic conditions.

Inventories

Inventories are valued at the lower of cost or market using the first-in, first-out method. The Company writes down its inventory for estimated obsolescence or unmarketable inventory in an amount equal to the difference between the cost of inventory and the estimated market value based upon assumptions about future demand and market conditions. If actual market conditions are less favorable than those projected by the Company, additional inventory write-downs may be required. Inventory impairment charges establish a new cost basis for inventory and charges are not subsequently reversed to income even if circumstances later suggest that increased carrying amounts are recoverable. In estimating reserves for obsolescence, the Company primarily evaluates estimates of demand over a twelve-month period and provides reserves for inventory on hand in excess of the estimated twelve-month demand.

Property, Plant and Equipment

Property, plant and equipment are stated at cost. Major renewals and improvements are capitalized, while maintenance and repairs are expensed when incurred. The Company's property and equipment accounting policies incorporate estimates, assumptions and judgments relative to the useful lives of its property and equipment. Depreciation is provided for assets placed in service on a straight-line basis over the estimated useful lives of the relative assets, which range from 3 to 30 years. The Company evaluates the carrying value of its property and equipment when events or changes in circumstances indicate that the carrying value of such assets may be impaired. Asset impairment evaluations are, by nature, highly subjective.

Convertible Debentures

The Company accounts for its junior subordinated convertible debentures and related provisions in accordance with the provisions of Emerging Issues Task Force Issue (EITF) No. 98-5, *Accounting for Convertible Securities with Beneficial Conversion Features or Contingently Adjustable Conversion Ratios,* EITF No. 00-27, *Application of Issue No. 98-5 to Certain Convertible Instruments,* EITF No. 00-19, *Accounting for Derivative Financial Instruments Indexed to, and Potentially Settled in, a Company's Own Stock,* and EITF No. 01-6, *The Meaning of 'Indexed to a Company's Own Stock'*, EITF No. 04-08, *The Effect of Contingently Convertible Debt on Diluted Earnings Per Share* (EITF 04-08) and EITF No. 90-19, *Convertible Bonds with Issuer Option to Settle for Cash upon Conversion.* The Company also evaluates the instruments in accordance with SFAS No. 133, *Accounting for Derivative Instruments and Hedging Activities* (SFAS No. 133), which requires bifurcation of embedded derivative instruments and measurement of fair value for accounting purposes. EITF 04-08 requires the Company to include the dilutive effect of the shares of its common stock issuable upon conversion of the outstanding convertible debentures in its diluted income per share calculation regardless of whether the market price trigger or other contingent conversion feature has been met. The Company applies the treasury stock method as it has the intent and current ability to settle the principal amount of the convertible debentures in cash. This method results in incremental dilutive shares when the average fair value of the Company's common stock for a reporting period exceeds the conversion price.

The Company considers the embedded features related to the contingent interest payments, over-allotment option, and the Company's ability to make specific types of distributions (e.g., extraordinary dividends) to qualify as derivatives and bundles them as a compound embedded derivative under SFAS No. 133. The fair value of the derivative at the date of issuance of the debentures is accounted for as a discount on the debentures. The over-allotment feature which was revalued on the date of exercise is accounted for as a premium on the debentures. The debt discount and the debt premium are being accreted to the face value of the debentures as interest expense, net, over the maturity period of the debentures. Any change in the fair value of this embedded derivative is recognized as an unrealized gain or loss in other income (expense) in the consolidated statements of income.

Litigation

The Company's estimated range of liability related to pending litigation is based on claims for which management believes a loss is probable and it can estimate the amount or range of loss. Because of the uncertainties related to both the outcome and range of the any potential losses on the pending litigation, the Company is unable to make a reasonable estimate of the liability that could result from an unfavorable outcome. As additional information becomes available, the Company will assess the potential liability related to its pending litigation and revise its estimates, if necessary.

Goodwill

Goodwill is recorded when the purchase price paid for an acquisition exceeds the estimated fair value of the net identified tangible and intangible assets acquired. The Company is required to perform an annual impairment review, and more frequently under certain circumstances. The goodwill is subjected to this test during the fourth quarter of the Company's fiscal year. The Company engages primarily in the design, development, manufacture and marketing of semiconductor products and, as a result, the Company concluded there is one reporting unit. The impairment review process compares the fair value of the reporting unit to its carrying value. If the Company determines through the impairment process that goodwill has been impaired, the Company will record the impairment charge in its results of operation. As of March 31, 2009, there was no impairment charge related to goodwill.

Impairment of Long-Lived Assets

The Company assesses whether indicators of impairment of long-lived assets are present. If such indicators are present, the Company determines whether the sum of the estimated undiscounted cash flows attributable to the assets in question is less than their carrying value. If less, the Company recognizes an impairment loss based on the excess of the carrying amount of the assets over their respective fair values. Fair value is determined by discounted future cash flows, appraisals or other methods. If the assets determined to be impaired are to be held and used, the Company recognizes an impairment loss through a charge to operating results to the extent the present value of anticipated net cash flows attributable to the asset are less than the asset's carrying value. The Company would depreciate the remaining value over the remaining estimated useful life of the asset.

Share-Based Compensation

The Company has equity incentive plans under which non-qualified stock options and restricted stock units (RSUs) have been granted to employees and under which non-qualified stock options have been granted to non-employee members of the Board of Directors. In the second half of fiscal 2006, the Company adopted RSUs as its primary equity incentive compensation instrument for employees. The Company also has an employee stock purchase plan for all eligible employees.

Effective April 1, 2006, the Company adopted FASB Statement of Financial Accounting Standards (SFAS) No. 123 (revised 2004), *Share-Based Payment* (SFAS No. 123R). SFAS No. 123R requires all share-based payments to employees, including grants of employee stock options, RSUs, and employee stock purchase rights, to be recognized in the financial statements based on their respective grant date fair values and does not allow the previously permitted pro forma disclosure-only method as an alternative to financial statement recognition. SFAS No. 123R supersedes Accounting Principles Board Opinion No. 25, *Accounting for Stock Issued to Employees* (APB 25) and related interpretations, and amends SFAS No. 95, *Statement of Cash Flows.* SFAS No. 123R also requires the benefits of tax deductions in excess of recognized compensation cost be reported as a financing cash flow, rather than as an operating cash flow as required under previous literature. This requirement has reduced the Company's net operating cash flows and increased net financing cash flows. In March 2005, the SEC issued SAB No. 107, *Share-Based Payment* (SAB 107), which provides guidance regarding the interaction of SFAS No. 123R and certain SEC rules and regulations. The Company has applied the provisions of SAB 107 in its adoption of SFAS No. 123R.

SFAS No. 123R requires companies to estimate the fair value of share-based payment awards on the date of grant using an option pricing model. The value of the portion of the award that is ultimately expected to vest is recognized as expense ratably over the requisite service periods. The Company has estimated the fair value of each award as of the date of grant using the Black-Scholes option pricing model, which was developed for use in estimating the value of traded options that have no vesting restrictions and that are freely transferable. The Black-Scholes model considers, among other factors, the expected life of the award and the expected volatility of the Company's stock price.

Determining the appropriate fair-value model and calculating the fair value of share-based awards at the date of grant requires judgment. The fair value of RSUs is based on the fair market value of the Company's common stock on the date of grant discounted for expected future dividends. The Company uses the Black-Scholes option pricing model to estimate the fair value of employee stock options and rights to purchase shares under stock participation plans, consistent with the provisions of SFAS No. 123R. Option pricing models, including the Black-Scholes model, also require the use of input assumptions, including expected volatility, expected life, expected dividend rate, and expected risk-free rate of return. The Company uses a blend of historical and implied volatility based on options freely traded in the open market as it believes this is more reflective of market conditions and a better indicator of expected volatility than using purely historical volatility. The expected life of the awards is based on historical and other economic data trended into the future. The risk-free interest rate assumption is based on observed interest rates appropriate for the expected terms of the Company's awards. The dividend yield assumption is based on the Company's history and expectation of future dividend payouts. SFAS No. 123R requires the Company to develop an estimate of the number of share-based awards which will be forfeited due to employee turnover. Quarterly changes in the estimated forfeiture rate would affect share-based compensation, as the effect of adjusting the rate for all expense amortization after April 1, 2006 is recognized in the period the forfeiture estimate is changed. If the actual forfeiture rate is higher than the estimated forfeiture rate, then an adjustment is made to increase the estimated forfeiture rate, which will result in a decrease to the expense recognized in the financial statements. If the actual forfeiture rate is lower than the estimated forfeiture rate, then an adjustment is made to decrease the estimated forfeiture rate, which will result in an increase to the expense recognized in the financial statements. If forfeiture adjustments are made, they would affect the Company's results of operations. The effect of forfeiture adjustments in the year ended March 31, 2009, 2008 and 2007 was immaterial.

The Company evaluates the assumptions used to value its awards on a quarterly basis. If factors change and the Company employs different assumptions, share-based compensation expense may differ significantly from what was recorded in the past. If there are any modifications or cancellations of the underlying unvested securities, the Company may be required to accelerate or increase any remaining unearned share-based compensation expense. Future share-based compensation expense and unearned share-based compensation will increase to the extent that the Company grants additional equity awards to employees or it assumes unvested equity awards in connection with acquisitions.

Concentrations of Credit Risk

Financial instruments that potentially subject the Company to concentrations of credit risk consist primarily of investments in debt securities and trade receivables. Investments in debt securities with original maturities of greater than six months consist primarily of AAA rated financial instruments and counterparties. The Company's investments are primarily in direct obligations of the U.S. government or its agencies and in municipal bonds.

Concentrations of credit risk with respect to accounts receivable are generally not significant due to the diversity of the Company's customers and geographic sales areas. The Company had one distributor that accounted for 10% or more of its net sales in the year ended March 31, 2009. The Company sells its products primarily to OEMs and distributors in the Americas, Europe and Asia. The Company performs ongoing credit evaluations of its customers' financial condition and, as deemed necessary, may require collateral, primarily letters of credit. No single end customer accounted for 10% or more of the Company's net sales or accounts receivable balances during the years ended March 31, 2009, 2008 and 2007. See Note 17, Geographic Information, for additional information on the Company's largest distributors.

Distributor advances, included in deferred income on shipments to distributors in the consolidated balance sheets, totaled $37.6 million at March 31, 2009 and $36.4 million at March 31, 2008. On sales to distributors, the Company's payment terms generally require the distributor to settle amounts owed to the Company for an amount in excess of their ultimate cost. The Company's sales price to its distributors may be higher than the amount that the distributors will ultimately owe the Company because distributors often negotiate price reductions after purchasing the product from the Company and such reductions are often significant. It is the Company's practice to apply these negotiated price discounts to future purchases, requiring the distributor to settle receivable balances, on a current basis, generally within 30 days, for amounts originally invoiced. This practice has an adverse impact on the working capital of the Company's distributors. As such, the Company has entered into agreements with certain distributors whereby it advances cash to the distributors to reduce the distributor's working capital requirements. These advances are reconciled at least on a quarterly basis and are estimated based on the amount of ending inventory as reported by the distributor multiplied by a negotiated percentage. Such advances have no impact on revenue recognition or the Company's consolidated statements of income. The Company processes discounts taken by distributors against its deferred income on shipments to distributors' balance and trues-up the advanced amounts generally after the end of each completed fiscal quarter. The terms of these advances are set forth in binding legal agreements and are unsecured, bear no interest on unsettled balances and are due upon demand. The agreements governing these advances can be cancelled by the Company at any time.

Use of Estimates

The Company has made a number of estimates and assumptions relating to the reporting of assets, liabilities, revenues and expenses and the disclosure of contingent assets and liabilities to prepare its consolidated financial statements in conformity with U.S. Generally Accepted Accounting Principles. Actual results could differ from those estimates.

Recently Issued Accounting Pronouncements

In December 2007, the FASB issued SFAS No. 141 (revised 2007), *Business Combinations* (SFAS No. 141R). SFAS No. 141R establishes principles and requirements for how an acquirer recognizes and measures in its financial statements the identifiable assets acquired, the liabilities assumed, any noncontrolling interest in the acquiree and the goodwill acquired. SFAS No. 141R also establishes disclosure requirements to enable the evaluation of the nature and financial effects of the business combination. In April 2009, the FASB issued FSP FAS 141(R)-1, *Accounting for Assets Acquired and Liabilities Assumed in a Business Combination That Arise from Contingencies* (FSP FAS 141R-1). FSP FAS 141R-1 amends and clarifies SFAS No. 141R to address application issues on initial recognition and measurement, subsequent measurement and accounting and disclosure of assets and liabilities arising from contingencies in a business combination. SFAS No. 141R and FSP FAS 141R-1 are effective for fiscal years beginning after December 15, 2008, and will be adopted by the Company in the first quarter of fiscal 2010. Because the majority of the provisions of SFAS No. 141R and FSP FAS 141R-1 are applicable to future transactions, the Company does not believe the adoption of SFAS No. 141R and FSP FAS 141R-1 will have an impact on its consolidated financial statements.

In December 2007, the FASB issued SFAS No. 160, *Noncontrolling Interests in Consolidated Financial Statements—an amendment of Accounting Research Bulletin No. 51* (SFAS No. 160). SFAS No. 160 establishes accounting and reporting standards for ownership interests in subsidiaries held by parties other than the parent, the amount of consolidated net income attributable to the parent and to the noncontrolling interest, changes in a parent's ownership interest, and the valuation of retained noncontrolling equity investments when a subsidiary is deconsolidated. SFAS No. 160 also establishes disclosure requirements that clearly identify and distinguish between the interests of the parent and the interests of the noncontrolling owners. SFAS No. 160 is effective for fiscal years beginning after December 15, 2008, and will be adopted by the Company in the first quarter of fiscal 2010. The Company does not believe the adoption of SFAS No. 160 will have an impact on the Company's consolidated financial statements.

In March 2008, the FASB issued SFAS No. 161, *Disclosures about Derivative Instruments and Hedging Activities—an amendment of FASB Statement No. 133* (SFAS No. 161). The standard requires additional quantitative disclosures (provided in tabular form) and qualitative disclosures for derivative instruments. The required disclosures include how derivative instruments and related hedged items affect an entity's financial position, financial performance, and cash flows; relative volume of derivative activity; the objectives and strategies for using derivative instruments; the accounting treatment for those derivative instruments formally designated as the hedging instrument in a hedge relationship; and the existence and nature of credit-related contingent features for derivatives. SFAS No. 161 was effective for the Company beginning January 1, 2009. SFAS No. 161 did not change the accounting treatment for derivative instruments and as such, the adoption of SFAS No. 161 did not have a material impact on its consolidated financial statements.

In May 2008, the FASB released FSP APB 14-1, *Accounting For Convertible Debt Instruments That May Be Settled in Cash Upon Conversion (Including Partial Cash Settlement)* (FSP APB 14-1) that alters the accounting treatment for convertible debt instruments that allow for either mandatory or optional cash settlements. FSP APB 14-1 will impact the accounting associated with the Company's $1.15 billion junior subordinated convertible debentures. FSP APB 14-1 specifies that issuers of such instruments should separately account for the liability and equity components in a manner that will reflect the entity's nonconvertible debt borrowing rate when interest cost is recognized in subsequent periods, and will require the Company to recognize additional (non-cash) interest expense based on the market rate for similar debt instruments without the conversion feature. Furthermore, FSP APB 14-1 would require the Company to recognize additional interest expense in prior periods pursuant to retrospective accounting treatment. FSP APB 14-1 will have no impact on the Company's actual past or future cash flows. This FSP is effective for financial statements issued for fiscal years beginning after December 15, 2008, and will be adopted by the Company on April 1, 2009. The Company is currently evaluating the magnitude of the impact of adoption of FSP APB 14-1 on its consolidated financial statements..

In June 2008, the EITF issued EITF 07-05, *Determining Whether an Instrument (or Embedded Feature) Is Indexed to an Entity's Own Stock* (EITF No. 07-05). EITF No. 07-05 clarifies the determination of whether an instrument (or an embedded feature) is indexed to an entity's own stock, which would qualify as a scope exception under SFAS 133, *Accounting for Derivative Instruments and Hedging Activities*. EITF No. 07-05 is effective for financial statements issued for fiscal years beginning after December 15, 2008, and is effective for the Company beginning in fiscal 2010. Early adoption for an existing instrument is not permitted. The Company is currently evaluating the impact the adoption of EITF No. 07-05 will have on its consolidated financial statements.

In November 2008, the FASB ratified EITF Issue No. 08-7, *Accounting for Defensive Intangible Assets* (EITF No. 08-7). EITF No. 08-7 applies to defensive intangible assets, which are acquired intangible assets that the acquirer does not intend to actively use but intends to hold to prevent its competitors from obtaining access to them. As these assets are separately identifiable, EITF No. 08-7 requires an acquiring entity to account for defensive intangible assets as a separate unit of accounting. Defensive intangible assets must be recognized at fair value in accordance with SFAS No. 141(R) and SFAS No. 157. EITF No. 08-7 is effective for the Company beginning in fiscal 2010. Because EITF No. 08-7 is applicable to future transactions, the Company does not believe the adoption of EITF No. 08-7 will have an impact on its consolidated financial statements.

In April 2009, the FASB issued FSP FAS 115-2 and FAS 124-2, *Recognition and Presentation of Other-Than-Temporary Impairments*. This FSP changes existing guidance for determining whether an impairment of debt securities is other than temporary. The FSP requires other than temporary impairments to be separated into the amount representing the decrease in cash flows expected to be collected from a security (referred to as credit losses) which is recognized in earnings and the amount related to other factors which is recognized in other comprehensive income. This noncredit loss component of the impairment may only be classified in other comprehensive income if the holder of the security concludes that it does not intend to sell and it will not more likely than not be required to sell the security before it recovers its value. If these conditions are not met, the noncredit loss must also be recognized in earnings. When adopting the FSP, an entity is required to record a cumulative effect adjustment as of the beginning of the period of adoption to reclassify the noncredit component of a previously recognized other than temporary impairment from retained earnings to accumulated other comprehensive income. FSP FAS 115-2 and FAS 124-2 is effective for interim and annual periods ending after June 15, 2009. The Company is currently evaluating the requirements of the FSP and has not yet determined the impact on its consolidated financial statements.

In April 2009, the FASB issued FSP FAS 157-4, *Determining Fair Value When the Volume and Level of Activity for the Asset or Liability Have Significantly Decreased and Identifying Transactions That Are Not Orderly.* This FSP provides additional guidance on estimating fair value when the volume and level of activity for an asset or liability have significantly decreased in relation to normal market activity for the asset or liability. The FSP also provides additional guidance on circumstances that may indicate that a transaction is not orderly. FSP FAS 157-4 is effective for interim and annual periods ending after June 15, 2009. The Company does not believe the adoption of this FSP will materially impact its consolidated financial statements.

In April 2009, the FASB issued FSP FAS 107-1 and APB 28-1, *Interim Disclosure about Fair Value of Financial Instruments* (FSP FAS 107-1 and APB 28-1). FSP FAS 107-1 and APB 28-1 amend SFAS No. 107, *Disclosures about Fair Value of Financial Instruments*, to require disclosures about fair value of financial instruments for interim reporting periods of publicly traded companies as well as in annual financial statements. The FSP also amends APB Opinion No. 28, *Interim Financial Reporting*, to require those disclosures in summarized financial information at interim reporting periods. FSP FAS 107-1 and APB 28-1 is effective for interim reporting periods ending after June 15, 2009. The Company is currently evaluating the potential impact, if any, of the adoption of FSP FAS 107-1 and APB 28-1 on its consolidated financial statements.

2. BUSINESS ACQUISITIONS

During the year ended March 31, 2009, the Company made several immaterial business acquisitions which were accounted for under the purchase method of accounting. Total consideration paid for these business acquisitions was approximately $19.9 million. The combined purchase price of the acquisitions resulted in purchased intangible assets of approximately $15.1 million and goodwill of approximately $4.3 million. The purchased intangible assets (other than goodwill) are being amortized over an average period of seven years. One of the acquisitions has an earn-out payment associated with it based on the operating performance of the acquired business for the twelve-month period ending September 30, 2010. The initial purchase price of this acquisition was less than the fair value of the acquired net assets, and as a result, the Company recorded negative goodwill totaling $2.2 million, which is recorded in other long-term liabilities in the consolidated balance sheet.

3. SPECIAL CHARGES

Patent Portfolio License

The Company entered into a patent portfolio license effective March 31, 2009 with an unrelated third-party that covers both issued patents and patent applications and settled alleged infringement claims. The total payment made to the third-party was $8.25 million, $4.0 million of which was expensed in the fourth quarter of fiscal 2009 and the remaining $4.25 million was recorded as a prepaid royalty that will be amortized over the estimated 20-year remaining life of the patents.

Expenses Associated with the Abandonment of the Atmel Acquisition

On October 2, 2008, the Company and ON Semiconductor Corporation announced that they had sent a proposal to the Board of Directors of Atmel Corporation to acquire Atmel for $5.00 per share in cash or a total of approximately $2.3 billion. On October 29, 2008, Atmel announced that its Board of Directors had determined that the unsolicited proposal was inadequate. On December 15, 2008, the Company delivered a written notification to Atmel regarding a proposed alternate slate of directors to be elected at Atmel's 2009 annual meeting. On February 10, 2009, the Company announced its termination of its consideration of a potential transaction with Atmel in light of the economic uncertainty and the lack of visibility with respect to Atmel's business not allowing the Company to put a value on Atmel. In the fourth quarter of fiscal 2009, the Company expensed $1.6 million of various costs associated with the terminated proposal.

In-Process Research and Development

During the third quarter of fiscal 2009, the Company completed its acquisition of Hampshire Company, a leader in the large format touch screen controller market. As a result of the acquisition, the Company incurred a $0.5 million in-process research and development charge in the third quarter of fiscal 2009.

During the fourth quarter of fiscal 2009, the Company completed the acquisition of HI-TECH Software, a provider of software development tools and compilers. As a result of the acquisition, the Company incurred a $0.2 million in-process research and development charge in the fourth quarter of fiscal 2009.

During the fourth quarter of fiscal 2009, the Company completed its acquisition of R&E International, a leader in developing innovative integrated circuits for smoke and carbon monoxide detectors and other life-safety systems. As a result of the acquisition, the Company incurred a $0.2 million in-process research and development charge in the fourth quarter of fiscal 2009.

Loss on Sale of Fab 3

The Company received an unsolicited offer on its Puyallup, Washington facility (Fab 3) in September 2007. The Company assessed its available capacity in its current facilities, along with potential available capacity from outside foundries and determined the capacity of Fab 3 would not be required in the near term. As a result of this assessment, the Company accepted the offer on September 21, 2007, and the transaction closed on October 19, 2007. The Company received $27.5 million in cash, net of expenses associated with the sale, and recognized a loss on sale of $26.8 million, representing the difference between the carrying value of the assets and the amounts received.

4. **INVESTMENTS**

The Company's investments are intended to establish a high-quality portfolio that preserves principal, meets liquidity needs, avoids inappropriate concentrations, and delivers an appropriate yield in relationship to the Company's investment guidelines and market conditions. The following is a summary of available-for-sale and trading securities at March 31, 2009 (amounts in thousands):

	Available-for-sale Securities			
	Adjusted Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Fair Value
Government agency bonds	$ 469,815	$ 960	$ ---	$ 470,775
Municipal bonds	356,520	6,159	---	362,679
ARS	18,901	---	---	18,901
Corporate bonds	20,000	---	430	19,570
	$ 865,236	$ 7,119	$ 430	$ 871,925

	Trading Securities			
	Adjusted Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Fair Value
Marketable equity securities	$ 85,482	$ 550	$ 6,482	$ 79,550
Restricted cash	11,042	---	---	11,042
ARS	27,899	---	---	27,899
Put option on ARS	4,026	---	---	4,026
	$ 128,449	$ 550	$ 6,482	$ 122,517

At March 31, 2009, the Company's available-for-sale and trading securities are presented in the consolidated balance sheets as short-term investments of $943.6 million and long-term investments of $50.8 million.

The $79.5 million in marketable securities listed above relates to strategic investments in publicly traded companies. The Company has classified the shares owned in these companies as trading securities. During the year ended March 31, 2009, the Company recognized a net unrealized loss in earnings of $5.4 million on these trading securities. During the twelve months ended March 31, 2009, the Company had a realized loss of $0.4 million on trading securities that it sold. The Company also has cash on deposit of $11.0 million, held by a broker as cash collateral for put options the Company has written on some of its trading securities. This amount is shown as restricted cash in the table above. The Company recorded the value received at the date the puts were written within other current liabilities. The Company records the change in the fair value of the puts in other income (expense) in the consolidated statements of income at each reporting date. At March 31, 2009, the fair value of the puts of $1.9 million was recorded in other current liabilities. These put options have final maturities ranging from April 2009 through January 2010. If the price of the common stock underlying the puts falls below the strike price of the puts at any time prior to the maturity date, the Company can be required to make an additional investment at the designated strike price of the puts.

At March 31, 2009, $46.8 million of the Company's investment portfolio was invested in ARS. With the continuing liquidity issues in the global credit and capital markets, the Company's ARS have experienced multiple failed auctions. In September 2007 and February 2008, auctions for $24.9 million and $34.8 million, respectively, of the original purchase value of the Company's investments in ARS first failed. While the Company continues to earn interest on these investments based on a pre-determined formula with spreads tied to particular interest rate indices, the estimated market value for these ARS no longer approximates the original purchase value.

At March 31, 2009, the $24.9 million of ARS that failed during September 2007 carried ratings between A and B by Standard & Poors compared to ratings between AAA and AA at March 31, 2008. All but $2.5 million of the securities possesses credit enhancement in the form of insurance for principal and interest. The underlying characteristics of $22.4 million of these ARS relate to servicing statutory requirements in the life insurance industry and $2.5 million relate to a specialty finance company whose counterparty rating was downgraded to Baa1 by Moody's during December 2008. Moody's also downgraded the $2.5 million specialty finance company issue to Caa3 during December 2008. Additionally, Moody's downgraded $7.5 million of the $22.4 million of ARS related to servicing statutory requirements in the life insurance industry from Aa3 to Baa1 during the quarter ending December 31, 2008. During the first week of January 2009, Moody's downgraded other issues from the same issuer of the $7.5 million ARS, which the Company does not own, to D, and simultaneously cited their expectation that the series owned by the Company would have interest payment shortfalls, but that any shortfalls would be paid by the insurer and the ratings on the notes would then become based on the rating of the insurer. The issuer announced a default as expected in early January 2009 and interest has continuously been paid by the insurer and posted to the Company's account since that time. All rating change actions have been factored into the fair value estimates for the period ending March 31, 2009.

The $24.9 million in failed auctions have continued to fail through the filing date of this report. As a result, the Company will not be able to access such funds until a future auction on these investments is successful. The fair value of the failed ARS has been estimated based on market information and estimates determined by management and could change significantly based on market conditions. Based on the estimated values, the Company concluded these investments were other than temporarily impaired and recognized an impairment charge on these investments of $2.4 million during fiscal 2008 and $3.6 million during fiscal 2009. If the issuers are unable to successfully close future auctions or if their credit ratings deteriorate further, the Company may be required to further adjust the carrying value of the investments through an additional impairment charge to earnings.

The $34.8 million of ARS that failed during February 2008 are investments in student loan-backed ARS. Approximately $0.2 million, $1.7 million, and $1.0 million of these ARS were redeemed at par by the issuers during the first, second, and third quarters of fiscal 2009, respectively, reducing the Company's overall position to $31.9 million. Based upon the Company's evaluation of available information, it believes these investments are of high credit quality, as all of the investments carry AAA credit ratings by one or more of the major credit rating agencies and are largely backed by the federal government (Federal Family Education Loan Program). The fair value of the failed ARS has been estimated based on market information and estimates determined by management and could change significantly based on market conditions. The Company continues to monitor the market for ARS and consider its impact, if any, on the fair market value of its investments. If the market conditions deteriorate further, the Company may be required to record additional impairment charges. In November 2008, the Company executed an ARS rights agreement (the Rights) with the broker through which the Company purchased the $31.9 million in ARS that provides (1) the Company with the right to put these ARS back to the broker at par anytime during the period from June 30, 2010 through July 2, 2012, and (2) the broker with the right to purchase or sell the ARS at par on the Company's behalf anytime through July 2, 2012. The Company accounted for the acceptance of the Rights as the receipt of a put option for no consideration and recognized a gain with a corresponding recognition as a long-term investment. The Company elected to measure the Rights under the fair value option of SFAS No. 159 and will record changes in the fair value of the Rights in earnings. The Company simultaneously recognized an other-than-temporary impairment loss of $5.5 million as the Company no longer intends to hold these ARS until the fair value recovers, which was recorded in other comprehensive loss in prior quarters. The Company reclassified the ARS from available-for-sale to trading securities and future changes in fair value are being recorded in earnings. During the fourth quarter of fiscal 2009, the Company estimated the fair value of the ARS increased by $1.5 million offset by a change in the fair value of the related Rights of $1.5 million, with no net impact to its income statement. The Company expects any future changes in the fair value of the ARS to continue to be largely offset by changes in the fair value of the related Rights without any significant net impact to its income statement. The Company will continue to measure the ARS and the Rights at fair value (utilizing Level 3 inputs) until the earlier of its maturity or exercise. The Company intends and has the ability to hold these ARS until the market recovers, or as it relates to $27.9 million of these auction rates, until June 30, 2010 when the Company has the right to sell the auction rates at par to the broker. The Company does not anticipate having to sell these securities to fund the operations of its business. The Company believes that, based on its current unrestricted cash, cash equivalents and short-term investment balances, the current lack of liquidity in the credit and capital markets will not have a material impact on its liquidity, cash flow or ability to fund its operations.

At March 31, 2009, the Company evaluated its investment portfolio, and noted unrealized losses of $0.4 million were due to fluctuations in interest rates and credit market conditions. Management does not believe any of the unrealized losses represent other-than-temporary impairment based on its evaluation of available evidence as of March 31, 2009. The Company's intent is to hold these investments to such time as these assets are no longer impaired. For those investments not scheduled to mature until after March 31, 2010, such recovery is not anticipated to occur in the next year and these investments have been classified as long-term investments in the Company's consolidated balance sheets.

The amortized cost and estimated fair value of the available-for-sale securities at March 31, 2009, by maturity, are shown below (amounts in thousands). Expected maturities can differ from contractual maturities because the issuers of the securities may have the right to prepay obligations without prepayment penalties, and the Company views its available-for-sale securities as available for current operations.

	Available-for-sale Securities			
	Adjusted Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Fair Value
Available-for-sale				
Due in one year or less	$ 350,469	$ 2,694	$ 430	$ 352,733
Due after one year and through five years	495,866	4,425	---	500,291
Due after five years and through ten years	---	---	---	---
Due after ten years	18,901	---	---	18,901
	$ 865,236	$ 7,119	$ 430	$ 871,925

The following is a summary of available-for-sale securities at March 31, 2008 (amounts in thousands):

	Available-for-sale Securities			
	Adjusted Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Fair Value
Government agency bonds	$ 397,708	$ 1,933	$ ---	$ 399,641
ARS	57,236	---	1,095	56,141
Municipal bonds	463,531	2,877	395	466,013
Corporate bonds	80,000	---	102	79,898
	$ 998,475	$ 4,810	$ 1,592	$ 1,001,693

At March 31, 2008, short-term investments consisted of $837.0 million and long-term investments consisted of $194.3 million.

During the years ended March 31, 2009 and March 31, 2008, the Company had gross realized gains or sales on sales of available-for-sale securities of $0.5 million and $0, respectively.

5. ACCOUNTS RECEIVABLE

Accounts receivable consists of the following (amounts in thousands):

	March 31,	
	2009	2008
Trade accounts receivable	$ 91,325	$ 140,966
Other	376	505
	91,701	141,741
Less allowance for doubtful accounts	3,176	3,152
	$ 88,525	$ 138,319

6. INVENTORIES

Inventories consist of the following (amounts in thousands):

	March 31, 2009	March 31, 2008
Raw materials	$ 3,693	$ 4,205
Work in process	114,676	95,973
Finished goods	13,141	24,305
	$ 131,510	$ 124,483

7. FAIR VALUE MEASUREMENTS

The Company adopted SFAS No. 157 on April 1, 2008. SFAS No. 157, among other things, defines fair value, establishes a consistent framework for measuring fair value and expands disclosure for each major asset and liability category measured at fair value on either a recurring or nonrecurring basis. SFAS No. 157 clarifies that fair value is an exit price, representing the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants. As such, fair value is a market-based measurement that should be determined based on assumptions that market participants would use in pricing an asset or liability. As a basis for considering such assumptions, SFAS No. 157 establishes a three-tier fair value hierarchy, which prioritizes the inputs used in measuring fair value as follows:

Level 1 – Observable inputs such as quoted prices in active markets;

Level 2 – Inputs, other than the quoted prices in active markets, that are observable either directly or indirectly; and

Level 3 – Unobservable inputs in which there is little or no market data, which require the reporting entity to develop its own assumptions.

Assets and liabilities measured at fair value on a recurring basis at March 31, 2009 are as follows (amounts in thousands):

	Quoted Prices in Active Markets for Identical Instruments (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Total Balance
Assets				
Money market fund deposits	$ 282,347	$ ---	$ ---	$ 282,347
Deposit accounts	---	175,024	---	175,024
Government agency bonds	---	470,775	---	470,775
Municipal bonds	---	362,679	---	362,679
ARS	---	---	46,800	46,800
Put option on ARS	---	---	4,026	4,026
Corporate bonds	---	19,570	---	19,570
Marketable securities	79,550	---	---	79,550
Total assets measured at fair value	$ 361,897	$ 1,028,048	$ 50,826	$ 1,440,771
Liabilities				
Put options on publicly traded common stock	$ 1,889	$ ---	$ ---	$ 1,889
Total liabilities measured at fair value	$ 1,889	$ ---	$ ---	$ 1,889

For Level 3 valuations, the Company estimated the fair value of these ARS based on the following: (i) the underlying structure of each security; (ii) the present value of future principal and interest payments discounted at rates considered to reflect current market conditions; (iii) consideration of the probabilities of default, auction failure, or repurchase at par for each period; and (iv) estimates of the recovery rates in the event of default for each security. The Company estimated the value of the put option on the ARS by evaluating the estimated cash flows before and after the receipt of the put option, discounted at rates reflecting the likelihood of default and lack of liquidity, or in the case of the payment of the par value to be paid by the broker at exercise of the put option, the counterparty credit risk. The estimated fair values that are categorized as Level 3 as well as the put options on publicly traded public stock could change significantly based on future market conditions. Refer to Note 4 for further discussion of the Company's investments in ARS.

The following table presents a reconciliation for all assets and liabilities measured at fair value on a recurring basis, excluding accrued interest components, using significant unobservable inputs (Level 3) for the year ended March 31, 2009 as follows (amounts in thousands):

	Year Ended March 31, 2009
Balance at March 31, 2008	$ 56,141
Securities redeemed at par	(2,850)
Unrealized gains recorded to other comprehensive income	1,095
Recognition of put option on ARS	5,492
Impairment losses included in other, net due to change in ability and intent to hold student loan ARS	(5,492)
Impairment losses included in other, net	(3,560)
Balance at March 31, 2009	$ 50,826

Assets and liabilities measured at fair value on a recurring basis are presented/classified in the consolidated balance sheets at March 31, 2009 as follows (amounts in thousands):

	Quoted Prices in Active Markets for Identical Instruments (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Total Balance
Assets				
Cash and cash equivalents	$ 282,347	$ 163,982	$ ---	$ 446,329
Short-term investments	79,550	864,066	---	943,616
Long-term investments	---	---	50,826	50,826
Total assets measured at fair value	$ 361,897	$ 1,028,048	$ 50,826	$ 1,440,771
Liabilities				
Accrued liabilities	$ 1,889	$ ---	$ ---	$ 1,889
Total liabilities measured at fair value	$ 1,889	$ ---	$ ---	$ 1,889

8. PROPERTY, PLANT AND EQUIPMENT

Property, plant and equipment consists of the following (amounts in thousands):

	March 31, 2009	March 31, 2008
Land	$ 39,671	$ 39,764
Building and building improvements	334,717	330,519
Machinery and equipment	1,148,588	1,100,759
Projects in process	114,478	78,073
	1,637,454	1,549,115
Less accumulated depreciation and amortization	1,105,767	1,026,810
	$ 531,687	$ 522,305

Depreciation expense attributed to property, plant and equipment was $93.3 million, $98.2 million and $114.3 million for the years ending March 31, 2009, 2008 and 2007, respectively.

9. **INTANGIBLE ASSETS**

Intangible assets consist of the following (amounts in thousands):

	March 31, 2009		
	Gross Amount	Accumulated Amortization	Net Amount
Developed technology	$ 38,419	$ (14,805)	$ 23,614
Distribution rights	5,236	(3,132)	2,104
	$ 43,655	$ (17,937)	$ 25,718

	March 31, 2008		
	Gross Amount	Accumulated Amortization	Net Amount
Developed technology	$ 21,582	$ (12,605)	$ 8,977
Distribution rights	5,236	(2,600)	2,636
	$ 26,818	$ (15,205)	$ 11,613

The Company amortizes intangible assets over their expected useful lives, which range between 1 and 10 years. In fiscal 2009, the Company acquired $16.8 million of developed technology, which has a weighted average amortization period of 7.0 years. The following is an expected amortization schedule for the intangible assets for the fiscal years March 31, 2010 through March 31, 2014, absent any future acquisitions or impairment charges (amounts in thousands):

Year Ending March 31,	Projected Amortization Expense
2010	$ 4,248
2011	4,259
2012	4,281
2013	4,253
2014	3,601

Amortization expense attributed to intangible assets was $2.7 million, $1.9 million and $1.9 million for the years ending March 31, 2009, 2008 and 2007, respectively. The Company did not record any impairment losses in the years ended March 31, 2009, 2008 and 2007 associated with the intangible assets acquired.

10. **INCOME TAXES**

The Company is subject to income taxes in the U.S. and numerous foreign jurisdictions. The Company files U.S. federal, U.S. state, and foreign income tax returns. For U.S. federal, and in general for U.S. state tax returns, the fiscal 2002 through fiscal 2004 and fiscal 2006 through fiscal 2008 tax years remain open for examination by tax authorities. For foreign tax returns, the Company is generally no longer subject to income tax examinations for years prior to fiscal 2002.

Significant judgment is required in evaluating its uncertain tax positions and determining its provision for income taxes. Although the Company believes that it has adequately reserved for its uncertain tax positions, no assurance can be given that the final tax outcome of these matters will not be different. The Company will adjust these reserves in light of changing facts and circumstances, such as the closing of a tax audit, the refinement of an estimate the closing of a statutory audit period or changes in applicable tax law. To the extent that the final tax outcome of these matters is different than the amounts recorded, such differences will impact the provision for income taxes in the period in which such determination is made. The provision for income taxes includes the impact of reserve provisions and changes to the reserves that are considered appropriate, as well as related net interest.

The Company recognizes liabilities for anticipated tax audit issues in the U.S. and other domestic and international tax jurisdictions based on its estimate of whether, and the extent to which, additional tax payments are more likely than not. The Company believes it maintains appropriate reserves to offset potential income tax liabilities that may arise upon final resolution of matters for open tax years. The U.S. Internal Revenue Service (IRS) is currently auditing the Company's fiscal years ended March 31, 2002, 2003, 2004, 2006, 2007 and 2008. The Company believes that it has appropriate support for the income tax positions taken and to be taken on its tax returns and that its accruals for tax liabilities are appropriate for all open years based on an assessment of many factors including past experience and interpretations of tax law applied to the facts of each matter. If such amounts ultimately prove to be unnecessary, the resulting reversal of such reserves would result in tax benefits being recorded in the period the reserves are no longer deemed necessary. If such assessments ultimately prove to be greater than anticipated, a future charge to expense would be recorded in the period in which the assessment is determined. Timing of the resolution and/or closure on audits is highly uncertain; however, the Company believes that it is reasonably possible that the unrecognized tax benefits could significantly change within the next 12 months as the result of a tax examination closure. This settlement could have a significant impact on the unrecognized tax benefit; however the Company is not currently able to quantify the amount of such change.

The following table summarizes the activity related to the Company's gross unrecognized tax benefits from April 1, 2008 to March 31, 2009 (amounts in thousands):

Balance as of April 1, 2008	$ 112,311
Decreases related to prior year tax positions	(49,967)
Increases related to current year tax positions	7,584
Increases related to prior year tax positions	123
Balance as of March 31, 2009	$ 70,051

As of March 31, 2009, the Company had accrued approximately $1.7 million related to the potential payment of interest on the Company's uncertain tax positions, net of interest receivable on tax overpayments. Interest was included in the provision for income taxes. The Company has not accrued any penalties related to its uncertain tax positions as the Company believes that it is more likely than not that there will not be any assessments of penalties.

The income tax (benefit) provision consists of the following (amounts in thousands):

	Year Ended March 31,		
	2009	2008	2007
Current (benefit) expense:			
Federal	$ (38,836)	$ 31,202	$ 24,334
State	(3,888)	3,124	2,437
Foreign	8,689	9,350	8,267
Total current	(34,035)	43,676	35,038
Deferred expense (benefit):			
Federal	21,238	7,336	10,005
State	2,126	734	1,001
Foreign	(899)	1,491	(1,983)
Total deferred	22,465	9,561	9,023
	$ (11,570)	$ 53,237	$ 44,061

The tax benefit associated with the Company's equity incentive plans reduced taxes currently payable by $7.6 million, $21.9 million and $22.9 million for the years ended March 31, 2009, 2008 and 2007, respectively. These amounts were credited to additional paid-in capital in each of the three fiscal years.

The provision for income taxes differs from the amount computed by applying the statutory federal tax rate to income before income taxes. The sources and tax effects of the differences in the total income tax (benefit) provision are as follows (amounts in thousands):

	Year Ended March 31,		
	2009	2008	2007
Computed expected income tax provision	$ 83,038	$ 122,845	$ 140,382
State income taxes, net of federal benefits	1,476	2,727	5,103
Domestic production activities/foreign export sales benefit	---	(257)	(658)
Research and development tax credits	(2,732)	(2,625)	(3,573)
Foreign income taxed at lower than the federal rate	(43,505)	(58,489)	(44,993)
Tax benefit from IRS settlement	(16,880)	---	(52,200)
Release of tax reserves	(32,967)	(10,964)	---
	$ (11,570)	$ 53,237	$ 44,061

Pretax income from foreign operations was $195.1 million, $273.1 million and $255.3 million for the years ended March 31, 2009, 2008 and 2007, respectively. Unremitted foreign earnings that are considered to be permanently invested outside the U.S., and on which no deferred taxes have been provided, amounted to approximately $1,054.9 million at March 31, 2009. Should the Company elect in the future to repatriate a portion of the foreign earnings so invested, the Company would incur income tax expense on such repatriation, net of any available deductions and foreign tax credits. This would result in additional income tax expense beyond the computed effective tax rate in such periods.

In October 2008, the U.S. Congress passed the Emergency Economic Stabilization Act of 2008 which included a provision to extend the research and development tax credit retroactively from January 1, 2008. As a result, the Company is recognizing a one-time tax benefit of $1.5 million in the quarter ending December 31, 2008. Likewise, the ongoing benefit from this credit is reflected in the Company's fiscal 2009 effective tax rate.

During the year ended March 31, 2009, the Company settled an IRS examination of fiscal 2005 which resulted in a one-time tax benefit of $16.9 million. Also, during fiscal 2009, the IRS issued revised Treasury Regulations that provided a clarification of the tax treatment of certain items that the Company had previously established a tax accrual for, and as a result, the Company recognized a $33.0 million tax benefit. The tax reserve releases are reflected as separate line items in the rate reconciliation table above. These tax benefits decreased the Company's effective tax rate by 21.0 percentage points to an effective tax benefit of 4.9%

During the year ended March 31, 2008, the Company realized a U.S. tax benefit of $10.3 million as a result of the sale of Fab 3 and realized a tax benefit of $11.0 million as the result of the release of previously established tax reserves consisting of approximately $5.7 million related to the resolution of a foreign tax matter in the third quarter of fiscal 2008, $4.5 million related to the release of tax reserves for certain international tax exposures in the fourth quarter of fiscal 2008 and approximately $0.8 million related to accrued interest and other reserve matters. The tax reserve releases are reflected as a separate line in the rate reconciliation table above. These tax benefits decreased the Company's effective tax rate for fiscal 2008 by approximately 4.4 percentage points to 15.2%.

During the year ended March 31, 2007, the Company completed a settlement agreement with the IRS for its fiscal years ended March 31, 1998, 1999, 2000 and 2001. As part of this settlement the Company recognized $52.2 million as a tax benefit in March 2007 related to amounts previously accrued for the issues that were in dispute with the IRS. This tax benefit decreased the Company's effective tax rate for fiscal 2007 by approximately 13.0 percentage points, to 11.0%. This decrease is reflected as a separate line in the rate reconciliation table above.

The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and deferred tax liabilities are as follows (amounts in thousands):

	March 31, 2009	March 31, 2008
Deferred tax assets:		
Deferred intercompany profit	$ 10,048	$ 8,733
Deferred income on shipments to distributors	20,596	23,040
Inventory valuation	2,548	1,110
Net operating loss carryforward	3,079	2,864
Share-based compensation	23,938	18,627
Accrued expenses and other	9,417	8,888
Gross deferred tax assets	69,626	63,262
Deferred tax liabilities:		
Property, plant and equipment, principally due to differences in depreciation	(7,997)	(11,277)
Junior convertible debentures	(41,532)	(9,089)
Other	(2,430)	(1,095)
Gross deferred tax liability	(51,959)	(21,461)
Net deferred tax asset	$ 17,667	$ 41,801

Management believes that the Company's results of future operations will generate sufficient taxable income such that it is "more likely than not" that the deferred tax assets will be realized.

At March 31, 2009, the Company had a net operating loss carryforward for federal income tax purposes of approximately $7.4 million, which begins to expire in varying amounts in the years 2020 through 2022. The net operating loss carryforward is attributable to the acquisition of PowerSmart in fiscal 2003. An analysis of the annual limitation on the utilization of the PowerSmart net operating losses was performed in accordance with Internal

Revenue Code Section 382. It was determined that Section 382 will not limit the use of the PowerSmart net operating losses in full over the carryover period.

The Company's Thailand manufacturing operations currently benefit from numerous tax holidays granted to the Company based on its investment in property, plant and equipment in Thailand. The Company's tax holiday periods in Thailand expire at various times in the future beginning in May 2010. The Company does not expect the future expiration of any of its tax holiday periods in Thailand to have a material impact on its effective tax rate. The aggregate dollar benefits derived from these tax holidays approximated $6.4 million, $7.1 million and $6.1 million for the years ended March 31, 2009, 2008 and 2007, respectively. The benefit the tax holiday had on diluted net income per share approximated $0.03 for each of the years ended March 31, 2009, 2008 and 2007.

11. 2.125% JUNIOR SUBORDINATED CONVERTIBLE DEBENTURES

In December 2007, the Company issued $1.15 billion principal amount of 2.125% junior subordinated convertible debentures due December 15, 2037, to two initial purchasers in a private offering. The debentures are subordinated in right of payment to any future senior debt of the Company and are effectively subordinated in right of payment to the liabilities of the Company's subsidiaries. The debentures are convertible, subject to certain conditions, into shares of the Company's common stock at an initial conversion rate of 29.2783 shares of common stock per one thousand dollar principal amount of debentures, representing an initial conversion price of approximately $34.16 per share of common stock. As of March 31, 2009, none of the conditions allowing holders of the debentures to convert had been met. The conversion rate will be subject to adjustment for certain events as outlined in the indenture governing the debentures, including in the event the Company pays a cash dividend on its common stock, but will not be adjusted for accrued interest. As a result of a cash dividend of $0.339 per share paid in February 2009, the conversion rate was adjusted to 31.1918 shares of common stock per $1,000 of principal amount of debentures, representing a conversion price of approximately $32.06 per share of common stock. The Company received net proceeds of $1,127.0 million after deduction of issuance costs of $23.0 million. The debt issuance costs are recorded in long-term other assets and are being amortized to interest expense over 30 years. Interest is payable in cash semiannually in arrears on June 15 and December 15, beginning on June 15, 2008. Interest expense related to cash payments of interest for fiscal 2009 totaled $24.3 million, and was included in interest expense on the consolidated statement of income. The debentures also have a contingent interest component that will require the Company to pay interest during any semiannual interest period if the average trading price of the debenture is greater or less than certain thresholds beginning with the semi-annual interest period commencing on December 15, 2017 (the maximum amount of contingent interest that will accrue is 0.50% of such average trading price per year) and upon the occurrence of certain events, as outlined in the indenture governing the debentures.

On or after December 15, 2017, the Company may redeem all or part of the debentures for the principal amount plus any accrued and unpaid interest if the closing price of the Company's common stock has been at least 150% of the conversion price then in effect for at least 20 trading days during any 30 consecutive trading-day period prior to the date on which the Company provides notice of redemption.

Prior to September 1, 2037, holders of the debentures may convert their debentures only upon the occurrence of certain events, as outlined in the indenture including, without limitation, during the five business day period after any ten consecutive trading day period in which the trading price for a debenture for each day of that ten consecutive trading day period was less than 98% of the product of the last reported sale of the Company's common stock and the conversion rate on such day (the conversion value). If holders of the debentures convert their debentures in connection with a fundamental change, as defined in the indenture, the Company will, in certain circumstances, be required to pay a make-whole premium in the form of an increase in the conversion rate. Additionally, in the event of a fundamental change, the holders of the debentures may require the Company to purchase all or a portion of their debentures at a purchase price equal to 100% of the principal amount of debentures, plus accrued and unpaid interest, if any.

Upon conversion, the Company can satisfy its conversion obligation by delivering cash, shares of common stock or any combination, at the Company's option. The Company intends to satisfy the lesser of the principal amount of the debentures or the conversion value in cash. If the conversion value of a debenture exceeds the principal amount, the Company may also elect to deliver cash in lieu of common stock for the conversion value in excess of one thousand dollars principal amount (conversion spread). There would be no adjustment to the numerator in the net income per common share computation for the cash settled portion of the debentures as that portion of the debt instrument will always be settled in cash. The conversion spread will be included in the denominator for the computation of diluted net income per common share.

Under the terms of a registration rights agreement entered into in connection with the offering of the debentures, the Company filed a shelf registration statement covering resales of the debentures and any common stock issuable upon conversion of the debentures with the SEC. The Company must maintain the effectiveness of the shelf registration statement until all of the debentures and all shares of common stock issuable upon conversion of the debentures cease to be outstanding, have been sold or transferred pursuant to an effective registration statement, have been sold pursuant to Rule 144 under the Securities Act of 1933, as amended, or the period of time specified in Rule 144 for the holding period has passed. If the Company fails to comply with the terms of the registration rights agreement, it will be required to pay additional interest on the debentures at a rate per annum equal to 0.25% for the first 90 days after the date of such failure and 0.50% thereafter.

The Company concluded the embedded features related to the contingent interest payments, the Company making specific types of distributions (e.g., extraordinary dividends), the redemption feature in the event of changes in tax law, and penalty interest in the event of a failure to maintain an effective registration qualify as derivatives and should be bundled as a compound embedded derivative under SFAS No. 133, *Accounting for Derivative Instruments and Hedging Activities* (SFAS No. 133) and bifurcated from the convertible debt. Additionally, the Company concluded the registration rights agreement entered into at the time the Company issued the debt is a separate bifurcated derivative, however, the value of this derivative was deemed to be immaterial, due to the low likelihood the registration would not occur. The fair value of the compound embedded derivative at the date of issuance of the debentures was $1.3 million and is accounted for as a discount on the debentures. The resulting value of the debentures of $1,148.7 million will be accreted to par value over the term of the debt resulting in $1.3 million being amortized to interest expense over 30 years. Any change in fair value of this embedded derivative will be included in interest expense on the Company's consolidated statements of income. The fair value of the derivative as of March 31, 2009 was $0.5 million compared to the value at March 31, 2008 of $1.5 million, resulting in a reduction of interest expense of $1.0 million in fiscal 2009. The balance of the debentures on the Company's consolidated balance sheet at March 31, 2009 was $1,149.2 million, including the fair value of the embedded derivative. The Company also concluded that the debentures are not conventional convertible debt instruments and that the embedded stock conversion option qualifies as a derivative under SFAS No. 133. In addition, in accordance with Emerging Issues Task Force Issue No. 00-19, *Accounting for Derivative Financial Instruments Indexed to and Potentially Settled in a Company's Own Stock*, the Company has concluded that the embedded conversion option would be classified in stockholders' equity if it were a freestanding instrument. Accordingly, the embedded conversion option is not required to be accounted for separately as a derivative.

12. CONTINGENCIES

In the ordinary course of its business, the Company is involved in a limited number of legal actions, both as plaintiff and defendant, and could incur uninsured liability in any one or more of them. On April 18, 2008, LSI Logic and its wholly owned subsidiary Agere, filed both an action with the International Trade Commission and a complaint in the Eastern District of Texas alleging patent infringement by the Company and 22 other semiconductor and foundry companies. These actions seek monetary damages and injunctive relief against the allegedly infringing products. The outcome of these actions is not presently determinable, and therefore the Company can make no assessment of its materiality. The Company intends to vigorously defend its rights in these matters.

The Company periodically receives notification from various third parties alleging patent infringement of patents, intellectual property rights or other matters. With respect to these and other pending legal actions to which Microchip is a party, although the outcome of these actions is not presently determinable, in the Company's opinion, based on consultation with legal counsel, as of March 31, 2009, the ultimate resolution of these matters will not harm its business and will not have a material adverse effect on its financial position, cash flows or results of operations. Litigation relating to the semiconductor industry is not uncommon, and the Company is, and from time to time has been, subject to such litigation. No assurances can be given with respect to the extent or outcome of any such litigation in the future.

13. STOCKHOLDERS' EQUITY

Stockholder Rights Plan. Effective October 11, 1999, the Company adopted an Amended and Restated Preferred Shares Rights Agreement as amended on January 29, 2008 (the Amended Rights Agreement). The Amended Rights Agreement amends and restates the Preferred Share Rights Agreement adopted by the Company as of February 13, 1995 (the Prior Rights Agreement). Under the Prior Rights Agreement, on February 13, 1995, the Company's Board of Directors declared a dividend of one right (a Right) to purchase one one-hundredth of a share of the Company's Series A Participating Preferred Stock (Series A Preferred) for each outstanding share of common stock, $.001 par value, of the Company. The dividend was payable on February 24, 1995 to stockholders of record as of the close of business on that date. The Amended Rights Agreement supersedes the Prior Rights Agreement as originally executed. Under the Amended Rights Agreement, each Right enables the holder to purchase from the Company one one-hundredth of a share of Series A Preferred at a purchase price of seventy four dollars and seven cents ($74.07) (the Purchase Price), subject to adjustment. Under the Amended Rights Agreement, the rights will become exercisable upon the earlier of (i) 10 days following a public announcement that a person or a group of affiliated or associated persons has acquired, or obtained the right to acquire, beneficial ownership of 18% or more of the Company's outstanding common shares, or (ii) 10 days (or such later date as may be determined by action of the Company's Board of Directors) following the commencement of, or announcement of an intention to make, a tender offer or exchange offer the consummation of which would result in a beneficial ownership by a person or group of 18% or more of the Company's outstanding common shares.

Stock Repurchase Activity. On October 25, 2006, the Company announced that its Board of Directors had authorized the repurchase of up to 10.0 million shares of its common stock in the open market or in privately negotiated transactions. As of March 31, 2009, the Company had repurchased all of the shares under this authorization for $333.3 million. On December 11, 2007, the Company announced that its Board of Directors had authorized the repurchase of up to an additional 10.0 million shares of its common stock in the open market or in privately negotiated transactions. As of March 31, 2009, the Company had repurchased 7.5 million shares under this authorization for $234.7 million. There is no expiration date associated with this program.

The Company's Board of Directors authorized the repurchase of 21.5 million shares of its common stock concurrent with the junior subordinated convertible debenture transaction for $638.6 million and no further shares are available to be repurchased under this authorization.

During the year ended March 31, 2009, the Company purchased 4.0 million shares of its common stock for $123.9 million. During the year ended March 31, 2008, the Company purchased 36.5 million shares of its common stock for $1,138.0 million. During the year ended March 31, 2007, the Company did not purchase any of its shares of common stock.

As of March 31, 2009, approximately 36.0 million shares remained as treasury shares with the balance of the shares being used to fund share issuance requirements under the Company's equity incentive plans. The timing and amount of future repurchases will depend upon market conditions, interest rates, and corporate considerations.

14. EMPLOYEE BENEFIT PLANS

The Company maintains a contributory profit-sharing plan for its domestic employees meeting certain eligibility and service requirements. The plan qualifies under Section 401(k) of the Internal Revenue Code of 1986, as amended, and allows employees to contribute up to 60% of their base salary, subject to maximum annual limitations prescribed by the IRS. Through December 31, 2008, the Company made matching contributions of up to 25% of the first 4% of the participant's eligible compensation and could award up to an additional 25% under the discretionary match. The Company eliminated the mandatory matching contribution as of January 1, 2009. All matches are provided on a quarterly basis and require the participant to be an active employee at the end of each quarter. For the fiscal years ended March 31, 2009, 2008 and 2007, the Company contributions to the plan totaled $1.4 million, $1.4 million and $1.7 million, respectively.

The Company's 2001 Employee Stock Purchase Plan (the 2001 Purchase Plan) became effective on March 1, 2002. The Board of Directors approved the 2001 Purchase Plan in May 2001 and the stockholders approved it in August 2001. Under the 2001 Purchase Plan, eligible employees of the Company may purchase shares of common stock at semi-annual intervals through periodic payroll deductions. The purchase price in general will be 85% of the lower of the fair market value of the common stock on the first day of the participant's entry date into the offering period or 85% of the fair market value on the semi-annual purchase date. Depending upon a participant's entry date into the 2001 Purchase Plan, purchase periods under the 2001 Purchase Plan consist of overlapping periods of either 24, 18, 12 or 6 months in duration. In May 2003 and August 2003, the Company's Board and stockholders, respectively, each approved an annual automatic increase in the number of shares reserved under the 2001 Purchase Plan. The automatic increase took effect on January 1, 2005, and on each January 1 thereafter during the term of the plan, and is equal to the lesser of (i) 1,500,000 shares, (ii) one half of one percent (0.5%) of the then outstanding shares of the Company's common stock, or (iii) such lesser amount as is approved by the Company's Board of Directors. On January 1, 2009, 910,229 additional shares were reserved under the 2001 Purchase Plan based on the automatic increase. On January 1, 2008, 945,068 additional shares were reserved under the 2001 Purchase Plan based on the automatic increase. On January 1, 2007, 1,080,191 additional shares were reserved under the 2001 Purchase Plan based on the automatic increase. Since the inception of the 2001 Purchase Plan, 7,544,663 shares of common stock have been reserved for issuance and 3,023,050 shares have been issued under this purchase plan.

During fiscal 1995, a purchase plan was adopted for employees in non-U.S. locations. Such plan allows for the purchase price per share to be 100% of the lower of the fair market value of the common stock at the beginning or end of the semi-annual purchase plan period. Effective May 1, 2006, the Company's Board approved a purchase price per share equal to eighty-five percent (85%) of the lower of the fair market value of the common stock at the beginning or end of the semi-annual purchase plan period. Since the inception of this purchase plan, 753,645 shares of common stock have been reserved for issuance and 390,894 shares have been issued under this purchase plan.

Effective January 1, 1997, the Company adopted a non-qualified deferred compensation arrangement. This plan is unfunded and is maintained primarily for the purpose of providing deferred compensation for a select group of highly compensated employees as defined in ERISA Sections 201, 301 and 401. There are no Company matching contributions made under this plan.

The Company has management incentive compensation plans which provides for bonus payments, based on a percentage of base salary, from an incentive pool created from operating profits of the Company, at the discretion of the Board of Directors. During the years ended March 31, 2009, 2008 and 2007, $3.0 million, $9.2 million and $12.4 million were charged against operations for this plan, respectively.

The Company also has a plan that, at the discretion of the Board of Directors, provides a cash bonus to all employees of the Company based on the operating profits of the Company. During the years ended March 31, 2009, 2008 and 2007, $2.9 million, $2.3 million and $6.2 million, respectively, were charged against operations for this plan.

15. EQUITY INCENTIVE PLANS

The Company has equity incentive plans under which incentive stock options, restricted stock units (RSUs) and non-qualified stock options have been granted to employees and under which non-qualified stock options have been granted to non-employee members of the Board of Directors. The Company's 2004 Equity Incentive Plan, as amended and restated (the 2004 Plan), is shareholder approved and permits the grant of stock options and RSUs to employees, non-employee members of the Board of Directors and consultants. At March 31, 2009, 9.8 million shares remained available for future grant under the 2004 Plan. Stock options and RSUs are designed to reward employees for their long-term contributions to the Company and to provide incentive for them to remain employed with the Company. The Company believes that such awards better align the interests of its employees with those of its shareholders.

The Board of Directors or the plan administrator determines eligibility, vesting schedules and exercise prices for equity incentives granted under the plans. Equity incentives granted generally have a term of 10 years. Equity incentives granted in the case of newly hired employees generally vest and become exercisable at the rate of 25% after one year of service and ratably on a monthly or quarterly basis over a period of 36 months thereafter. Subsequent equity incentive grants to existing employees generally vest and become exercisable ratably on a monthly or quarterly basis over a period starting in 48 months and ending in 60 months after the date of grant. Beginning in fiscal 2008, the Company converted its equity granting practices to a quarterly process instead of an annual process. The quarterly grants generally vest 48 months from the date of grant.

Under the plans, 106,073,290 shares of common stock had been reserved for issuance since the inception of the plans.

Share-Based Compensation Expense

The following table presents details of share-based compensation expense resulting from the application of SFAS No. 123R (amounts in thousands):

	Year Ended March 31,		
	2009	2008	2007
Cost of sales	$ 5,845(1)	$ 6,191(1)	$ 3,255(1)
Research and development	10,866	10,695	9,623
Selling, general and administrative	15,770	15,960	14,501
Pre-tax effect of share-based compensation	32,481	32,846	27,379
Income tax benefit	(5,277)	(6,395)	(6,570)
Net income effect of share-based compensation	$ 27,204	$ 26,451	$ 20,809

(1) During the year ended March 31, 2009, $6.7 million was capitalized to inventory, and $5.8 million of capitalized inventory was sold. During the year ended March 31, 2008, $6.7 million was capitalized to inventory and $6.2 million of capitalized inventory was sold. During the year ended March 31, 2007, $6.6 million was capitalized to inventory and $3.3 million of capitalized inventory was sold.

The amount of unearned share-based compensation currently estimated to be expensed in fiscal 2010 through fiscal 2013 related to unvested share-based payment awards at March 31, 2009 is $58.5 million. The weighted average period over which the unearned share-based compensation is expected to be recognized is approximately 2.30 years.

Combined Incentive Plan Information

RSU share activity under the 2004 Plan is set forth below:

	Number of Shares
Nonvested shares at March 31, 2006	195,524
Granted	1,634,393
Canceled	(99,380)
Vested	(43,094)
Nonvested shares at March 31, 2007	1,687,443
Granted	1,084,690
Canceled	(174,755)
Vested	(132,813)
Nonvested shares at March 31, 2008	2,464,565
Granted	1,876,738
Canceled	(293,573)
Vested	(445,958)
Nonvested shares at March 31, 2009	3,601,772

The total intrinsic value of RSUs which vested during the years ended March 31, 2009 was $12.3 million. The aggregate intrinsic value of RSUs outstanding at March 31, 2009 was $76.3 million calculated based on the closing price of the Company's common stock of $21.19 on March 31, 2009.

The weighted average fair values per share of the RSUs awarded are calculated based on the fair market value of the Company's common stock on the respective grant dates discounted for the Company's expected dividend yield. The weighted average fair values per share of RSUs awarded in the years ended March 31, 2009, 2008 and 2007 was $22.11, $29.73 and $31.37, respectively. At March 31, 2009, the weighted average remaining expense recognition period was 2.42 years.

Option activity under the Company's stock incentive plans in the three years ended March 31, 2009 is set forth below:

	Number of Shares	Weighted Average Exercise Price per Share
Outstanding at March 31, 2006	18,450,360	$ 20.97
Granted	59,452	34.58
Exercised	(3,393,779)	16.87
Canceled	(375,487)	24.25
Outstanding at March 31, 2007	14,740,546	21.88
Granted	31,597	37.23
Exercised	(2,850,155)	16.66
Canceled	(189,603)	25.17
Outstanding at March 31, 2008	11,732,385	23.14
Granted	24,000	33.90
Exercised	(1,573,183)	16.33
Canceled	(101,669)	26.27
Outstanding at March 31, 2009	10,081,533	$ 24.20

The total intrinsic value of options exercised during the years ended March 31, 2009, 2008 and 2007 was $22.3 million, $56.5 million and $61.8 million, respectively. This intrinsic value represents the difference between the fair market value of the Company's common stock on the date of exercise and the exercise price of each equity award.

The following table summarizes information about the stock options outstanding at March 31, 2009:

Range of Exercise Prices	Number Outstanding	Weighted Average Exercise Price	Weighted Average Remaining Life (in years)	Number Exercisable	Weighted Average Exercise Price
$ 6.37 - $17.85	904,025	$ 16.00	1.89	904,025	$ 16.00
17.86 - 18.48	1,162,731	18.48	3.99	1,162,731	18.48
18.49 - 23.39	1,359,091	22.42	1.58	1,359,091	22.42
23.40 - 25.26	819,420	24.17	3.15	819,420	24.17
25.27 - 25.29	1,523,478	25.29	5.98	99,812	25.29
25.30 - 27.00	660,957	26.21	4.74	660,957	26.21
27.01 - 27.05	1,322,937	27.05	4.96	1,321,187	27.05
27.06 - 27.15	1,391,949	27.15	2.99	1,391,949	27.15
27.16 - 37.46	912,945	29.99	4.70	835,423	29.63
37.47 - 37.84	24,000	37.84	8.38	24,000	37.84
	10,081,533	$ 24.20	3.82	8,578,595	$ 23.93

The aggregate intrinsic value of options outstanding and options exercisable at March 31, 2009 was $8.2 million and $8.2 million, respectively. The aggregate intrinsic values were calculated based on the closing price of the Company's common stock of $21.19 per share on March 31, 2009.

At March 31, 2009 and 2008, the number of option shares exercisable was 8,578,595 and 8,719,719, respectively, and the weighted average exercise price per share of these options was $23.93 and $22.01, respectively.

The weighted average fair values per share of stock options granted in the years ended March 31, 2009, 2008, and 2007 was $10.39, $11.93 and $11.90, respectively.

The weighted average fair values per share of stock options granted in connection with the Company's stock incentive plans in the years ended March 31, 2009, 2008 and 2007 were estimated utilizing the following assumptions:

	Year Ended March 31,		
	2009	2008	2007
Expected term (in years)	6.50	6.50	5.42
Volatility	43%	39%	42%
Risk-free interest rate	3.14%	3.92%	5.00%
Dividend yield	4.00%	3.31%	3.01%

16. LEASE COMMITMENTS

The Company leases office space, transportation and other equipment under operating leases which expire at various dates through March 31, 2014. The future minimum lease commitments under these operating leases at March 31, 2009 were as follows (amounts in thousands):

Year Ending March 31,	Amount
2010	$ 5,367
2011	3,419
2012	1,515
2013	585
2014	74
Total minimum payments	$ 10,960

Rental expense under operating leases totaled $7.9 million, $7.6 million and $6.2 million for the years ended March 31, 2009, 2008 and 2007, respectively.

17. GEOGRAPHIC INFORMATION

The Company operates in one operating segment and engages primarily in the design, development, manufacture and marketing of semiconductor products. The Company sells its products to distributors and original equipment manufacturers (OEMs) in a broad range of market segments, performs on-going credit evaluations of its customers and, as deemed necessary, may require collateral, primarily letters of credit. The Company's operations outside the U.S. consist of product assembly and final test facilities in Thailand, and sales and support centers and design centers in certain foreign countries. Domestic operations are responsible for the design, development and wafer fabrication of products, as well as the coordination of production planning and shipping to meet worldwide customer commitments. The Thailand assembly and test facility is reimbursed in relation to value added with respect to assembly and test operations and other functions performed, and certain foreign sales offices receive compensation for sales within their territory. Accordingly, for financial statement purposes, it is not meaningful to segregate sales or operating profits for the assembly and test and foreign sales office operations. Identifiable long-lived assets (consisting of property, plant and equipment) by geographic area are as follows (amounts in thousands):

	March 31,	
	2009	2008
United States	$ 368,149	$ 400,564
Thailand	152,359	113,117
Various other countries	11,179	8,624
Total long-lived assets	$ 531,687	$ 522,305

Sales to unaffiliated customers located outside the U.S., primarily in Asia and Europe, aggregated approximately 75%, 75% and 74% of consolidated net sales for the years ended March 31, 2009, 2008 and 2007, respectively. Sales to customers in Europe represented 29%, 30% and 29% of consolidated net sales for the years ended March 31, 2009, 2008 and 2007, respectively. Sales to customers in Asia represented 46%, 44% and 43% of consolidated net sales for each of the years ended March 31, 2009, 2008 and 2007, respectively. Sales into China, including Hong Kong, represented 23%, 20% and 18% of consolidated net sales for the years ended March 31, 2009, 2008 and 2007, respectively. Sales into Taiwan represented 10% of consolidated net sales for the years ended March 31, 2008 and 2007. Sales into any other individual foreign country did not exceed 10% of the Company's net sales for any of the years presented.

The Company had one distributor who represented more than 10% of its net sales during fiscal 2009 and fiscal 2008 and two distributors who represented more than 10% of its net sales during fiscal 2007. The Company's largest distributor accounted for approximately 14% of its net sales in fiscal 2009. The Company's largest distributor accounted for approximately 12% of its net sales in fiscal 2008. The Company's largest distributor accounted for approximately 11% of its net sales and its second largest distributor accounted for approximately 10% of its net sales in fiscal 2007.

18. FAIR VALUE OF FINANCIAL INSTRUMENTS

The carrying amount of cash equivalents approximates fair value because their maturity is less than three months. The carrying amount of short-term and long-term investments approximates fair value as the securities are marked to market as of each balance sheet date with any unrealized gains and losses reported in stockholders' equity. The carrying amount of accounts receivable, accounts payable and accrued liabilities approximates fair value due to the short-term maturity of the amounts. The fair value of the Company's junior subordinated convertible debentures was $832.3 million at March 31, 2009, and $1.246 billion at March 31, 2008 based on the trading price of the bonds.

19. DERIVATIVE INSTRUMENTS

The Company has international operations and is thus subject to foreign currency rate fluctuations. To manage the risk of changes in foreign currency rates, the Company periodically enters into derivative contracts comprised of foreign currency forward contracts to hedge its asset and liability foreign currency exposure and a portion of its foreign currency operating expenses. Approximately 99% of the Company's sales are U.S. Dollar denominated. To date, the exposure related to foreign exchange rate volatility has not been material to the Company's operating results. As of March 31, 2009, the Company had no foreign currency derivatives outstanding compared to $2.4 million of foreign currency derivatives outstanding at March 31, 2008. The Company recognized an immaterial amount of net realized losses on foreign currency derivatives in the three months ended March 31, 2009.

20. NET INCOME PER COMMON SHARE

The following table sets forth the computation of basic and diluted net income per share (in thousands, except per share amounts):

	Year Ended March 31,		
	2009	2008	2007
Net income	$ 248,820	$ 297,748	$ 357,029
Weighted average common shares outstanding	183,158	207,220	215,498
Dilutive effect of stock options and RSUs	3,336	4,828	5,350
Dilutive effect of convertible debt	294	---	---
Weighted average common and common equivalent shares outstanding	186,788	212,048	220,848
Basic net income per common share	$ 1.36	$ 1.44	$ 1.66
Diluted net income per common share	$ 1.33	$ 1.40	$ 1.62

Weighted average common shares exclude the effect of antidilutive options. For the year ended March 31, 2009, the number of options that were antidilutive were 3,685,806. For the year ended March 31, 2008, the number of options that were antidilutive were 127,219. For the year ended March 31, 2007, the number of options that were antidilutive were 36,103.

Diluted net income per common share for the year ended March 31, 2009 includes 294,445 incremental shares issuable upon the exchange of the debentures (see Note 11). The debentures will have no impact on diluted net income per common share until the average price of the Company's common stock exceeds the conversion price because the principal amount of the debentures will be settled in cash upon conversion. Prior to conversion, the Company will include, in the diluted net income per common share calculation, the effect of the additional shares that may be issued when the Company's common stock price exceeds the conversion price, using the treasury stock method. The weighted average conversion price per share used in calculating the dilutive effect of the convertible debt for the year ended March 31, 2009 was $33.05.

21. QUARTERLY RESULTS (UNAUDITED)

The following table presents the Company's selected unaudited quarterly operating results for the eight quarters ended March 31, 2009. The Company believes that all adjustments of a normal recurring nature have been made to present fairly the related quarterly results (in thousands, except per share amounts):

	First Quarter	Second Quarter	Third Quarter	Fourth Quarter	Total
Fiscal 2009					
Net sales	$ 268,172	$ 269,706	$ 192,166	$ 173,253	$ 903,297
Gross profit	163,597	164,153	104,787	83,967	516,504
Operating income	86,632	87,181	40,474	19,041	233,328
Net income	76,310	76,512	73,169	22,829	248,820
Diluted net income per common share	0.40	0.41	0.40	0.12	1.33

	First Quarter	Second Quarter	Third Quarter	Fourth Quarter	Total
Fiscal 2008					
Net sales	$ 264,072	$ 258,647	$ 252,600	$ 260,418	$ 1,035,737
Gross profit	158,545	154,712	153,047	158,634	624,938
Operating income	85,019	55,674	79,240	81,732	301,665
Net income	80,293	60,679	80,124	76,652	297,748
Diluted net income per common share	0.36	0.27	0.38	0.40	1.40

Refer to Note 3, Special Charges, for an explanation of the special charges in the quarter ended March 31, 2009 related to the Company's patent portfolio license and in-process research and development expenses, as well as expenses associated with the abandonment of the Atmel acquisition. Refer to Note 3, Special Charges, for an explanation of the special charge in the quarter ended September 30, 2007 related to the Company's loss on sale of Fab 3. Refer to Note 10, Income Taxes, for an explanation of the benefit related to an IRS settlement and change in tax regulations in the quarter ended December 31, 2008, a tax benefit from the reinstatement of the R&D tax credit in the quarter ended December 31, 2008, a tax benefit from a tax settlement in the quarter ended March 31, 2007, a benefit from a resolution of a foreign tax matter in the quarter ended December 31, 2007 and a release of tax reserves in the quarter ended March 31, 2008.

22. SUPPLEMENTAL FINANCIAL INFORMATION

Cash paid for income taxes amounted to $8.8 million, $25.2 million and $72.6 million during the years ended March 31, 2009, 2008 and 2007, respectively. Cash paid for interest on borrowings amounted to $25.0 million and $5.4 million during the years ended March 31, 2009 and 2007, respectively. There was no cash paid for interest on borrowings in the year ended March 31, 2008.

A summary of additions and deductions related to the allowance for doubtful accounts for the years ended March 31, 2009, 2008 and 2007 follows (amounts in thousands):

	Balance at Beginning of Year	Charged to Costs and Expenses	Deductions (1)	Balance at End of Year
Allowance for doubtful accounts:				
2009	$ 3,152	$ 132	$ (108)	$ 3,176
2008	3,544	---	(392)	3,152
2007	3,662	---	(118)	3,544

(1) Deductions represent uncollectible accounts written off, net of recoveries.

23. DIVIDENDS

On October 28, 2002, the Company announced that its Board of Directors had approved and instituted a quarterly cash dividend on its common stock. The initial quarterly dividend of $0.02 per share was paid on December 6, 2003 in the amount of $4.1 million. The Company has continued to pay quarterly dividends and has increased the amount of such dividends on a regular basis. Cash dividends paid per share amounted to $1.346, $1.205 and $0.965 during the years ended March 31, 2009, 2008 and 2007, respectively. Total dividend payments amounted to $246.7 million, $252.0 million and $207.9 million during the years ended March 31, 2009, 2008 and 2007, respectively.